Form 10-K, Exhibit 13
period 2003-12-31
PIPER JAFFRAY COMPANIES
filed 2004-03-08
CIK 1230245

PIPER JAFFRAY COMPANIES


SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

YEAR ENDED DECEMBER 31
(Dollars and Shares in Thousands, Except Per Share Data)        2003         2002         2001         2000         1999
------------------------------------------------------------------------------------------------------------------------
REVENUES
  Commissions and fees                                    $  256,747   $  275,682   $  302,289   $  374,611   $  337,171
  Principal transactions                                     215,191      171,957      181,469      232,426      183,942
  Investment banking                                         229,945      208,740      247,929      342,104      224,778
  Interest                                                    45,276       59,685       95,436      144,308       71,369
  Other income                                                59,082       47,303       52,865       53,006       43,993
------------------------------------------------------------------------------------------------------------------------
    Total revenues                                           806,241      763,367      879,988    1,146,455      861,253
  Interest expense                                            19,511       34,315       79,216      128,177       61,129
------------------------------------------------------------------------------------------------------------------------
    Net revenues                                             786,730      729,052      800,772    1,018,278      800,124
------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSES
  Compensation and benefits                                  482,397      449,329      513,623      662,592      516,431
  Cash award program                                          24,000            -            -            -            -
  Regulatory settlement                                            -       32,500            -            -            -
  Amortization of acquisition-related compensation and
    goodwill                                                       -            -       17,641       30,108       33,554
  Merger and restructuring                                         -        7,976       65,697        8,889        8,316
  Royalty fee                                                  3,911        7,482       55,753       47,750            -
  Other non-compensation and benefits                        234,588      225,804      220,863      228,663      185,666
------------------------------------------------------------------------------------------------------------------------
  Total non-interest expenses                                744,896      723,091      873,577      978,002      743,967
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)             41,834        5,961      (72,805)      40,276       56,157
Income tax expense (benefit)                                  15,835        5,855      (22,754)      19,568       24,981
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $   25,999   $      106   $  (50,051)  $   20,708   $   31,176
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
  Basic                                                   $     1.35   $     0.01   $    (2.60)  $     1.09   $     1.63
  Diluted                                                 $     1.35   $     0.01   $    (2.60)  $     1.09   $     1.63
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  Basic                                                       19,237       19,160       19,279       19,060       19,078
  Diluted                                                     19,237       19,160       19,279       19,060       19,078
OTHER DATA
  Total assets                                            $2,380,647   $2,041,945   $2,734,370   $2,735,918   $2,606,482
  Long-term debt                                          $  180,000   $  215,000   $  475,000   $  475,000   $  375,000
  Shareholders' equity                                    $  669,795   $  609,857   $  378,724   $  362,331   $  352,023
  Total employees                                              2,991        3,227        3,255        3,845        3,443
  Total Private Client Services offices                           96          103          107          112          107







22     PIPER JAFFRAY ANNUAL REPORT 2003

PIPER JAFFRAY COMPANIES


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this report. This information includes forward-looking statements. Forward-looking statements include all statements that are not historical facts. These statements involve risks, uncertainties and assumptions, including the risk factors described in Exhibit 99.1 to our Form 10-K, as filed with the Securities and Exchange Commission, which you should carefully review. As a result of these risks, uncertainties and assumptions, our actual results may differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we caution you not to rely on any of these forward-looking statements, which speak only as of the date made. We do not have any intention or obligation to update forward-looking statements after the date of this report.

OUR SEPARATION FROM U.S. BANCORP

On February 19, 2003, U.S. Bancorp announced its intention to organize its capital markets business unit into a new company and to effect a tax-free distribution of its shares in that company to U.S. Bancorp's shareholders. On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp for the purpose of effecting the proposed distribution.

On December 31, 2003, after receiving regulatory approval, U.S. Bancorp distributed to its shareholders all of its interest in our new company. On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to U.S. Bancorp shareholders based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of U.S. Bancorp common stock owned. In lieu of receiving fractional shares of Piper Jaffray Companies common stock, shareholders received cash from U.S. Bancorp for their fractional interest.

As part of the separation from U.S. Bancorp, we entered into a variety of agreements with U.S. Bancorp to govern each of our responsibilities related to the distribution. Included in the agreements we entered into were a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement, an insurance matters agreement and a business alliance agreement. In addition to those agreements listed above, we have a $180 million unsecured subordinated debt agreement maturing in 2008 with a subsidiary of U.S. Bancorp.

Pursuant to the separation and distribution agreement, U.S. Bancorp was generally responsible for all expenses directly incurred in connection with the distribution.

In connection with the distribution, we implemented a cash award program consisting of cash payments to a broad-based group of our employees. The award program is intended to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of our spin off from U.S. Bancorp. The cash award program has an aggregate value of approximately $47.0 million. We incurred a $24.0 million charge at the time of the spin off from U.S. Bancorp. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

As an independent company focused solely on our business, we believe that we have enhanced strategic and operational flexibility and, as a result, are better positioned to serve our clients and grow our business. The distribution has presented a focused investment opportunity in Piper Jaffray for investors whose objectives align more closely with our business than with other businesses operated by U.S. Bancorp. Finally, our incentive compensation will be more closely tied to our performance, since stock-based awards will be based on our common stock rather than U.S. Bancorp common stock, and we believe that this more direct link with our performance will enhance the value of these incentives to our employees and consequently to our shareholders.

Business Environment

IMPACT OF ECONOMIC AND MARKET CONDITIONS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and market activity. Our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income



                                         PIPER JAFFRAY ANNUAL REPORT 2003     23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


markets,  the  level  and shape  of  various  yield curves  and  the  demand for investment banking services as reflected by the number and size of public offerings and merger and acquisition transactions, particularly in our focus industries and sectors. For example, our investment banking revenue, in the form of underwriting discounts and financial advisory fees, is directly related to the volume and value of the transactions in which we are involved. Uncertain or unfavorable market or economic conditions adversely affect our business. In such environments, the volume and size of capital-raising transactions and acquisitions and divestitures of corporations typically decrease, thereby reducing the demand for our investment banking services and increasing price competition among financial services companies seeking such engagements. In addition, a downturn in the financial markets may result in a decline in the volume and value of trading transactions and, therefore, may lead to a decline in the revenue we receive from commissions on the execution of trading transactions and, in respect of our market-making activities, in a reduction in the value of our trading positions and commissions and spreads.

Additionally, overall market conditions have been and may continue to be impacted by political events, legislative and regulatory developments and investor sentiments most recently caused by uncertainties about terrorist acts, geo-political events and corporate accounting restatements. Because many of these factors are unpredictable and beyond our control, our earnings may fluctuate significantly from period to period.

RECENT TRENDS

Challenging investment and economic conditions prevailed during 2001, 2002 and the first part of 2003, which negatively impacted the financial markets. The Federal Reserve Board moved aggressively to improve economic conditions with multiple interest rate reductions throughout the past three years, decreasing the Federal Funds target rate from 6.50 percent at December 31, 2000 to 1.75 percent, 1.25 percent and 1.00 percent by December 31, 2001, 2002 and 2003, respectively. Despite these interest rate reductions, the economy continued to show signs of weakness and recession through 2002 and into early 2003, driven by softness in corporate earnings, uncertainty caused by world political events and reduced confidence in the integrity of reported financial information by several high-profile corporations. The impact of these economic conditions from 2001 through the first part of 2003 caused significant declines in equity returns for investors and a substantially lower number of investment banking transactions as well as a decline in the volume and value of trading transactions.

As 2003 began, the U.S. economy continued to struggle due in part to lower consumer confidence, higher unemployment, reduced spending in the business sector and economic uncertainty created by the pending war in Iraq. However, these conditions began to improve during the second quarter of 2003 and into the second half of 2003. The economic stimulus provided by low interest rates and tax cuts, combined with the initial military success in Iraq, has eased some of the uncertainties in the U.S. and global economies. Capital expenditures began to increase and the major indices, fueled partly by a sharp rise in corporate profits, increased significantly. In 2003, the Dow Jones Industrial Average increased 25 percent, while the Nasdaq Composite Index increased 50 percent.

While the improvement in the equity markets in the second half of 2003 has had a positive impact on the broker dealer industry, the recent performance is not necessarily indicative of continued strong performance. Concerns remain about the U.S. economy with growing budget and trade deficits and the decline in the value of the dollar relative to other major foreign currencies.

Results of Operations

BASIS OF PRESENTATION

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include the adjustments necessary to reflect our operations as if the organizational changes resulting from our spin off had been consummated prior to the distribution. The consolidated financial statements have been derived from the financial statements and accounting records of U.S. Bancorp using the historical results of operations and historical basis of the assets and liabilities of our business. However, the consolidated financial statements included herein may not necessarily be indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company during the periods presented.

Generally, the consolidated results include revenues generated and expenses incurred based on customer



24     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


relationships and related business activities. In certain situations, affiliated entities of U.S. Bancorp may have provided services to us. These services primarily relate to providing employee-related services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management services. Costs included in the consolidated financial statements for shared services were determined based on actual costs to U.S. Bancorp and allocated to us based on our proportionate usage of those services. Proportionate usage was determined based on the number of our employees, actual hours used, square footage of office space or other similar methodologies. Our management believes the assumptions underlying the consolidated financial statements are reasonable.

In the consolidated financial statements, income taxes were determined on a separate return basis as if we had not been eligible to be included in the consolidated income tax return of U.S. Bancorp and its affiliates. However, U.S. Bancorp was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone entity.

FINANCIAL SUMMARY

The overall trends and conditions of the financial markets, particularly within the United States, can materially affect our results of operations and financial position. Given the variability of the capital markets and securities business, results of any individual period should not be considered indicative of future results. In addition, we provide services to certain focus industries and sectors, the performance of which may not correlate to the overall market. Our Capital Markets business focuses primarily on the consumer, financial institutions, health care and technology industries within the corporate sector and health care, higher education, housing, and state and local government entities within the government/non-profit sector. Such industries may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally, which may affect our business differently than overall market trends. Moreover, our Private Client Services business primarily operates in the Midwest, Mountain and West Coast states. An economic growth spurt or downturn that disproportionately impacts one or all of these regions may disproportionately affect our business compared with companies operating in other regions or more nationally or globally. This may make our results differ from the overall trends and conditions of the financial markets.

The following tables provide a summary of market data, the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

MARKET DATA

                                                                                           2003      2002
YEAR ENDED DECEMBER 31                                     2003       2002       2001    V 2002    V 2001
---------------------------------------------------------------------------------------------------------
Dow Jones Industrials (a)                                10,454      8,342     10,022     25.3%    (16.8)%
NASDAQ (a)                                                2,003      1,336      1,950     49.9     (31.5)
NYSE Average Daily Value Traded ($ BILLIONS)             $ 38.5    $  40.9    $  42.3     (5.9)     (3.3)
NASDAQ Average Daily Value Traded ($ BILLIONS)           $ 28.0    $  28.8    $  44.1     (2.8)    (34.7)
Mergers and Acquisitions (NUMBER OF TRANSACTIONS) (b)     7,091      6,451      6,998      9.9      (7.8)
Public Equity Offerings (NUMBER OF TRANSACTIONS) (c)
  (d)                                                       831        608        764     36.7     (20.4)
Initial Public Offerings (NUMBER OF TRANSACTIONS) (c)        77         75         83      2.7      (9.6)
Managed Municipal Underwritings (NUMBER OF
  TRANSACTIONS) (e)                                      14,695     14,056     13,346      4.5       5.3
10-Year Treasuries Average Rate (a)                        4.02%      4.61%      5.02%   (12.8)     (8.2)
---------------------------------------------------------------------------------------------------------

(a) Data provided is at period end.
(b) Source: Securities Data Corporation.
(c) Source: Dealogic (offerings with market reported value greater than $10 million).
(d) Number of transactions includes convertible offerings.
(e) Source: Thomson Financial.



                                         PIPER JAFFRAY ANNUAL REPORT 2003     25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

                                                                                        AS A PERCENTAGE OF
YEAR ENDED DECEMBER 31                                                  2003     2002   NET REVENUES
(Dollars in Thousands)                 2003       2002       2001     v 2002   v 2001    2003      2002      2001
-------------------------------------------------------------------------------------   -------------------------
REVENUES
  Commissions and fees              $256,747  $275,682   $302,289       (6.9)%   (8.8)%  32.6%     37.8%     37.7%
  Principal transactions            215,191    171,957    181,469       25.1     (5.2)   27.4      23.6      22.7
  Investment banking                229,945    208,740    247,929       10.2    (15.8)   29.2      28.6      31.0
  Interest                           45,276     59,685     95,436      (24.1)   (37.5)    5.8       8.2      11.9
  Other income                       59,082     47,303     52,865       24.9    (10.5)    7.5       6.5       6.6
-----------------------------------------------------------------                       ---------------------------
    Total revenues                  806,241    763,367    879,988        5.6    (13.3)  102.5     104.7     109.9
  Interest expense                   19,511     34,315     79,216      (43.1)   (56.7)    2.5       4.7       9.9
-----------------------------------------------------------------                       ---------------------------
    Net revenues                    786,730    729,052    800,772        7.9     (9.0)  100.0     100.0     100.0
-----------------------------------------------------------------                       ---------------------------
NON-INTEREST EXPENSES
  Compensation and benefits         482,397    449,329    513,623        7.4    (12.5)   61.3      61.6      64.1
  Occupancy and equipment            58,025     55,549     60,121        4.5     (7.6)    7.4       7.6       7.5
  Communications                     37,599     36,316     41,082        3.5    (11.6)    4.8       5.0       5.1
  Floor brokerage and clearance      22,755     26,040     22,092      (12.6)    17.9     2.9       3.6       2.8
  Marketing and business
    development                      39,030     44,115     49,706      (11.5)   (11.2)    5.0       6.0       6.2
  Outside services                   34,219     32,717     22,285        4.6     46.8     4.3       4.5       2.8
  Cash award program                 24,000          -          -      100.0        -     3.1         -         -
  Regulatory settlement                   -     32,500          -     (100.0)   100.0       -       4.5         -
  Amortization of
    acquisition-related
    compensation and goodwill             -          -     17,641          -   (100.0)      -         -       2.2
  Merger and restructuring                -      7,976     65,697     (100.0)   (87.9)      -       1.1       8.2
  Royalty fee                         3,911      7,482     55,753      (47.7)   (86.6)     .5       1.0       7.0
  Other operating expenses           42,960     31,067     25,577       38.3     21.5     5.5       4.3       3.2
-----------------------------------------------------------------                       ---------------------------
  Total non-interest expenses       744,896    723,091    873,577        3.0    (17.2)   94.7      99.2     109.1
-----------------------------------------------------------------                       ---------------------------
INCOME (LOSS) BEFORE TAXES           41,834      5,961    (72,805)     601.8    108.2     5.3        .8      (9.1)
Income tax expense (benefit)         15,835      5,855    (22,754)     170.5   (125.7)    2.0        .8      (2.8)
-----------------------------------------------------------------                       ---------------------------
NET INCOME (LOSS)                   $25,999   $    106   $(50,051)        NM    100.2%    3.3%      0.0%     (6.3)%
-----------------------------------------------------------------                       ---------------------------
-----------------------------------------------------------------                       ---------------------------
NM - Not Meaningful

Net income increased to $26.0 million in 2003 up from $0.1 million in 2002 reflecting the improved economy and market performance during the last six months of 2003. Net revenues increased to $786.7 million in 2003, up 7.9 percent over prior year net revenues of $729.1 million. The largest component of our revenue stream was commissions and fees at $256.7 million, down 6.9 percent from the prior year. Commissions and fees declined due to lower transaction volumes in equities and equity-related products such as mutual funds in the first half of 2003. In addition, commission revenues were impacted from continued attrition of financial advisors in our Private Client Services business. Profits on principal transactions grew 25.1 percent for the year, largely due to strong fixed income sales and trading. Fixed income products continued to be a key driver of our revenue throughout the year, particularly corporates and mortgages, two growth focuses of ours. Investment banking revenue increased 10.2 percent for the year, primarily due to improved equity underwriting activity. This increase was aided by the first full year results of the convertibles team that joined us at the end of 2002. Other income grew 24.9 percent, primarily due to our new agreement with U.S. Bancorp Asset Management for the provision of cash sweep products to our clients. Non-interest expenses increased to $744.9 million in 2003 from $723.1 million for the prior year. Contributing to the increase in


26     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


non-interest expenses for 2003 were higher incentive compensation resulting from improved financial performance, increased litigation-related expenses and additions to employee loan loss reserves for transition to our new Private Client Services compensation plan. In addition, 2003 non-interest expenses include the $24.0 million charge related to the cash award program. Non-interest expenses in 2002 included a $32.5 million charge resulting from the settlement we entered into in connection with the regulatory investigation of equity research and its relationship to investment banking. For more details regarding the regulatory settlement, see "consolidated non-interest expenses -- regulatory settlement" below.

Net revenues declined to $729.1 million in 2002, down 9.0 percent from $800.8 million in 2001, reflecting poor equity market conditions. Non-interest expenses declined to $723.1 million in 2002 from $873.6 million in the prior year, or down 17.2 percent, driven by lower variable compensation associated with declining net revenues, the effect of adopting a new accounting principle which eliminated the amortization of goodwill, lower royalty fees paid to U.S. Bancorp for the use of tradenames and lower restructuring charges relative to 2001. These declines were offset in part by the $32.5 million settlement charge in connection with an industry-wide regulatory investigation of equity research and its relationship to investment banking.

CONSOLIDATED NON-INTEREST EXPENSES

COMPENSATION AND BENEFITS - Compensation and benefits increased to $482.4 million in 2003 from $449.3 million for the prior year, or up 7.4 percent. A substantial portion of compensation expense represents variable incentive arrangements and commissions, the amounts of which fluctuate in proportion to the level of business activity. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The increase in compensation and benefits expense is due primarily to increases in the variable portion of our compensation as a result of increased revenue and operating profits. In addition, $9.5 million was allocated in 2003 to our employer discretionary profit sharing plan based on our 2003 profitability. In 2002 we did not make an allocation to our employer discretionary profit sharing plan.

Compensation and benefits decreased to $449.3 million in 2002 from $513.6 million in 2001 and was 61.6 percent and 64.1 percent of net revenues in each year, respectively. The decrease in compensation is primarily attributable to lower variable compensation as a result of reduced revenue. In addition, reductions in headcount and the impact of restructuring certain administrative and support functions in 2001 to improve our operating efficiencies resulted in a decrease in compensation expense of approximately $18.7 million in 2002. The other significant contributor to the decline included our decision to no longer participate in the U.S. Bancorp pension plan effective January 1, 2002. An employer discretionary profit sharing plan replaced the U.S. Bancorp pension plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results. In 2001, the expense related to the U.S. Bancorp pension plan was $21.0 million.

OCCUPANCY AND EQUIPMENT - Occupancy and equipment expenses were $58.0 million in 2003 compared with $55.5 million for the prior year. This increase was due primarily to a $4.1 million write-off of internally developed software in conjunction with the implementation of a new fixed income trading system, offset partially by reduced depreciation on furniture and equipment.

Occupancy and equipment expenses were $55.5 million in 2002 compared with $60.1 million in 2001. The 7.6 percent decline in 2002 resulted from savings from restructuring our distribution network and closing and consolidating sales offices in 2001.

COMMUNICATIONS - Communication expenses include costs for telecommunication and data communication, primarily from third-party market information providers. Communication expenses were $37.6 million in 2003 compared with $36.3 million for the prior year. This increase was due primarily to higher market data services expenses as a result of increased business activity.

Communication expenses were $36.3 million in 2002 compared with $41.1 million in 2001. Restructuring activities in 2001 as well as cost containment efforts drove the 11.6 percent decline in 2002.

FLOOR BROKERAGE AND CLEARANCE - Floor brokerage and clearance expenses were $22.8 million in 2003 compared with $26.0 million for the prior year. This decrease is due to our efforts to reduce fees for accessing electronic communication networks. As a result of our efforts, floor brokerage and clearance



                                         PIPER JAFFRAY ANNUAL REPORT 2003     27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


expense as a percentage of net revenues was reduced to 2.9 percent in 2003  from
3.6 percent in the prior year.

Floor brokerage and clearance expenses increased to $26.0 million in 2002 compared with $22.1 million in 2001. As a percentage of net revenues, floor brokerage and clearance expenses were 3.6 percent and 2.8 percent in 2002 and 2001, respectively. The increase in these costs primarily reflects increased usage of electronic communication networks to obtain trade execution.

MARKETING AND BUSINESS DEVELOPMENT - Marketing and business development expenses include travel and entertainment, postage, supplies and promotional and advertising costs. Marketing and business development expenses were $39.0 million for 2003 compared with $44.1 million for the prior year, a decline of
11.5 percent. The decrease in these costs is primarily attributable to our continued efforts to reduce discretionary spending on travel and advertising. Despite increased net revenues, travel, advertising and supplies expenses decreased by $0.2 million, $1.3 million, and $2.4 million, respectively.

Marketing and business development expenses were $44.1 million in 2002 compared with $49.7 million in 2001, a decline of 11.2 percent. The decrease in these costs is primarily attributable to our efforts to reduce discretionary spending on travel and advertising as business activity declined. As a result, travel expenses declined by $3.1 million and advertising expenses declined by $0.6 million.

OUTSIDE SERVICES - Outside services expenses include securities processing expenses, outsourced technology functions and other professional fees. Outside services expenses increased to $34.2 million in 2003 compared with $32.7 million for the prior year, or up 4.6 percent. This increase primarily reflects the costs for outsourcing our mainframe and network processing to a third-party vendor and increased outside legal fees. These increases were partially offset by lower computer consulting expenses incurred during 2003 due to the completion in early 2002 of our project to outsource certain securities processing activities.

Outside services expenses increased to $32.7 million in 2002 compared with $22.3 million in 2001. The 46.8 percent increase in outside services in 2002 is primarily due to investments in and changes to technology we made during 2001 to support future growth in the business, which included outsourcing certain securities back office processing activities. The outsourced securities processing charges include a fixed component plus a variable component based on trade volumes. As a percentage of net revenues, the cost of outside services increased from 2.8 percent in 2001 to 4.5 percent in 2002 due, in part, to the fixed nature of a portion of these costs.

CASH AWARD PROGRAM - A broad group of employees have been granted cash awards pursuant to a program that we established in connection with our spin off from U.S. Bancorp. The award program is intended to aid in retention of employees and to compensate employees for the value of U.S. Bancorp stock options and restricted stock lost as a result of our spin off from U.S. Bancorp. The cash award program has an aggregate value of approximately $47.0 million. We incurred a $24.0 million charge in connection with this program at the time of the spin off from U.S. Bancorp, which is included in our 2003 results of operations. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

REGULATORY SETTLEMENT - In connection with an industry-wide investigation of equity research and its relationship to investment banking, we recognized a $32.5 million settlement charge in 2002. The charge was predicated on a settlement with certain federal, state and industry regulatory agencies of $12.5 million for fines and penalties, $12.5 million for a distribution fund primarily representing the disgorgement of profits and $7.5 million for funding independent research to be provided to investors. The terms of this settlement were finalized effective April 28, 2003.

In connection with the research settlement, we have made a number of changes to our business designed to redefine the role of equity research and its relationship to investment banking and to separate our research group from our investment banking group. We have combined our equity, fixed income and private client research groups into a single Investment Research group and have hired additional staff who will be dedicated to oversight of this group. The determination of the budget for our Investment Research group, as well as compensation of our research analysts, will be made without regard to specific Investment Banking revenues or results and without input from Investment Banking. Moreover, with respect to research analyst compensation, we have developed and implemented a performance matrix to evaluate and compensate


28     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


research analysts. We have formed a research oversight committee, which will provide oversight and ratification for all fundamental research coverage initiations and discontinuances, as well as fundamental research opinion changes. We have significantly revised our policies and procedures to require a compliance group chaperone for otherwise permissible meetings or communications between Investment Banking and Investment Research. We also have significantly revised our policies and procedures to ensure generally the independence of our research analysts. Finally, we have implemented appropriate firewalls to block communications (e.g., e-mail) and shared network directory access between Investment Research and Investment Banking.

The ongoing costs associated with the other changes we are making to our business in connection with the regulatory settlement will be reflected in our results of operations in future periods and are not currently determinable.

AMORTIZATION OF ACQUISITION-RELATED COMPENSATION AND GOODWILL - Amortization of acquisition-related compensation and goodwill expenses in 2001 consisted of deferred compensation for certain employees and goodwill directly related to the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), entitled "Goodwill and Other Intangible Assets." SFAS 142 addresses the accounting for goodwill and intangibles subsequent to their acquisition. The most significant changes made by SFAS 142 are that goodwill and indefinite-lived assets are no longer amortized and are tested for impairment at least annually. As of January 1, 2002, we discontinued the amortization of goodwill. Prior to the adoption of SFAS 142, goodwill amortization was $14.4 million in 2001. The remaining $3.2 million of expense included in amortization in 2001 relates to deferred compensation costs established at the time of the acquisition in 1998 of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp. These deferred compensation costs were fully vested and amortized by May of 2001.

MERGER AND RESTRUCTURING - Merger and restructuring related charges were $8.0 million in 2002 compared with $65.7 million in 2001. In 2002, restructuring charges were taken in response to continued weakness in the equity market and included $5.3 million for severance, other benefits and outplacement costs associated with the termination of employees and $0.5 million for asset write-downs and lease terminations for branch closings. In addition, we incurred $2.2 million of charges related to integrating the fixed income division of U.S. Bancorp Investments, Inc. into our business in connection with the integration plan associated with the 2001 merger of U.S. Bancorp and Firstar Corporation.

In 2001, merger and restructuring-related charges included costs associated with the restructuring of our business of $50.8 million and costs associated with the U.S. Bancorp and Firstar Corporation merger of $14.9 million. In response to significant changes in the securities markets, including increased volatility, declines in equity valuations, lower sales volumes and an increasingly competitive environment, we implemented a restructuring plan to realign our distribution network and improve business processes. The business restructuring charges included $29.3 million in severance, other benefits and outplacement costs associated with the termination of approximately 300 employees. Approximately $12.4 million of charges were taken for asset write-downs and lease terminations related to redundant office space and branches that were vacated as part of the restructuring plan. The remaining $9.1 million of business restructuring charges in 2001 was primarily from the write-down of intangibles related to the 1999 acquisition of the investment banking division of The John Nuveen Company that were impaired as a direct result of decisions to terminate certain employees and close offices in connection with the overall restructuring plan. Costs associated with the U.S. Bancorp and Firstar Corporation merger included approximately $14.0 million in accelerated vesting of restricted stock that occurred at the time of that merger.

ROYALTY FEE - In connection with the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp, tradenames and trademarks were established for use by us. The amount of the royalty fees was established as a percentage of net revenues and determined based on analysis of comparable royalty fee arrangements of other companies. In 2000, we began making royalty payments to U.S. Bancorp. The royalty rate was adjusted periodically to reflect changes in the expected benefits from the use of the tradenames and trademarks. The U.S. Bancorp Piper Jaffray tradename and trademark will no longer be used and, accordingly, these charges were discontinued at the time of the spin off from U.S. Bancorp.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OTHER OPERATING EXPENSES - Other operating expenses include reserves for employee loan losses, litigation-related costs, license and registration fees, service charges from U.S. Bancorp and its affiliates for corporate support, and other miscellaneous expenses. Other operating expenses increased to $43.0 million in 2003, compared with $31.1 million for the prior year. This increase relates primarily to a $7.4 million increase in our loan loss allowance related to loans made to certain revenue-producing employees. These loans are typically made in connection with recruitment and are forgivable based on continued employment. We amortize the loans using the straight-line method over the terms of the loans, which generally range from three to five years. Loan recipients who leave us prior to full forgiveness of their loan balance are obligated to repay remaining balances. However, historical collection efforts have been difficult. Given these facts, an employee loan loss reserve is established when employees with remaining balances terminate and it is probable that the loans are not collectible. During the first and second quarters of 2003, we communicated to employees certain changes to our production-based compensation plans that were effective in the third quarter of 2003. These compensation changes reflect a shift from a product-based payout to a production-based payout. This change more closely aligns our new compensation plan to the compensation plans of our competitors. Subsequent to these communications, we have experienced attrition with respect to impacted revenue-producing employees. We expect this trend to continue and, based on historical collection efforts, to result in employee loan losses. Accordingly, we increased our allowance for our exposure to employee loan losses. Also contributing to the increase in other operating expenses is an increase in litigation-related expenses incurred in 2003 as compared with 2002. Litigation-related expenses were $16.1 million for 2003 as compared with $10.9 million in 2002.

Other operating expenses were $31.1 million in 2002 compared with $25.6 million in 2001. The increase of $5.5 million, or 21.5 percent, in 2002 compared with 2001 relates primarily to allocated costs from U.S. Bancorp for technology-related support and from litigation-related expenses.

INCOME TAXES - The provision for income taxes was $15.8 million, an effective tax rate of 37.9 percent, for the year ended December 31, 2003 compared with $5.9 million, an effective tax rate of 98.2 percent, and an income tax benefit of $22.8 million, an effective tax rate of 31.3 percent, for the years ended December 31, 2002 and 2001, respectively. The non-deductibility of the regulatory fine in 2002 associated with the equity research practices described above was the primary factor in the increase in the effective tax rate in 2002, offset somewhat by the impact of new accounting principles for the amortization of goodwill. For further information on income taxes, see Note 21 to the consolidated financial statements.

SEGMENT PERFORMANCE

We measure financial performance by business segment, including Capital Markets, Private Client Services, and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers, the nature of products and services provided and the distribution channels used to provide those products and services. Segment pre-tax operating income or loss and segment operating margin is used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance in relation to our competitors. Segment pre-tax operating income or loss is derived from our business unit profitability reporting systems by specifically attributing customer relationships and their related revenues and expenses. Expenses directly managed by the business unit are accounted for within each segment's pre-tax operating income or loss. Investment research, operations, technology and compliance related costs are allocated based on each segment's use of these functions to support its business. General and administrative expenses incurred by centrally managed corporate support functions are included within Corporate Support and Other. To enhance the comparability of business segment results, goodwill amortization for periods prior to the adoption of SFAS 142 is not included in segment pre-tax operating income or loss. Also, merger and restructuring-related charges, royalty fees assessed by U.S. Bancorp, retention cash awards granted to employees in connection with our separation from U.S. Bancorp, and certain infrequent regulatory settlement costs are not included in segment pre-tax operating income or loss. Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or business segments are realigned to better serve our customer base. The presentation reflects our current management structure and, accordingly, all periods are presented on a comparable basis.


30     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Our primary revenue-producing segments, Capital Markets and Private Client Services, have different compensation plans and non-compensation cost structures that impact the operating margins of the two segments differently during periods of increasing or decreasing business activity and revenue. Compensation expense for Capital Markets is driven primarily by pre-tax operating profit of the segment, whereas compensation expense for Private Client Services is driven primarily by net revenues. In addition, Capital Markets has a higher proportion of variable non-compensation expenses than does Private Client Services. These differences in compensation plans and cost structures result in a more stable operating margin for Capital Markets and greater variability in operating margin for Private Client Services.

The following table provides our segment performance for the periods presented:

SEGMENT PERFORMANCE

YEAR ENDED DECEMBER 31                                                                     2003      2002
(Dollars in Thousands)                                   2003        2002        2001    v 2002    v 2001
---------------------------------------------------------------------------------------------------------
NET REVENUES
  Capital Markets                                    $430,355    $376,074    $422,235     14.4%    (10.9)%
  Private Client Services                             352,113     357,155     392,447     (1.4)     (9.0)
  Corporate Support and Other                           4,262      (4,177)    (13,910)   202.0      70.0
-------------------------------------------------------------------------------------
Total                                                $786,730    $729,052    $800,772      7.9      (9.0)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
PRE-TAX OPERATING INCOME (LOSS) BEFORE UNALLOCATED
  CHARGES (a)
  Capital Markets                                    $ 77,946    $ 65,655    $ 76,534     18.7%    (14.2)%
  Private Client Services                              28,482      29,902      39,013     (4.7)    (23.4)
  Corporate Support and Other                         (36,683)    (41,638)    (49,261)    11.9      15.5
-------------------------------------------------------------------------------------
Total                                                $ 69,745    $ 53,919    $ 66,286     29.4     (18.7)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
PRE-TAX OPERATING MARGIN BEFORE UNALLOCATED CHARGES
  Capital Markets                                        18.1%       17.5%       18.1%
  Private Client Services                                 8.1%        8.4%        9.9%
Total                                                     8.9%        7.4%        8.3%
-------------------------------------------------------------------------------------

(a) See Reconciliation to pre-tax operating income (loss) including unallocated charges for detail on expenses excluded from segment performance.

RECONCILIATION TO PRE-TAX OPERATING INCOME (LOSS)
  INCLUDING UNALLOCATED CHARGES
  Pre-tax operating income (loss) before
    unallocated charges                              $ 69,745    $ 53,919    $ 66,286
  Cash award plan                                      24,000           -           -
  Regulatory settlement                                     -      32,500           -
  Amortization of acquisition-related compensation
    and goodwill                                            -           -      17,641
  Merger and restructuring                                  -       7,976      65,697
  Royalty fee                                           3,911       7,482      55,753
-------------------------------------------------------------------------------------
Consolidated income (loss) before income tax
  expense (benefit)                                  $ 41,834    $  5,961    $(72,805)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


                                         PIPER JAFFRAY ANNUAL REPORT 2003     31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


CAPITAL MARKETS

YEAR ENDED DECEMBER 31                                                                     2003      2002
(DOLLARS IN THOUSANDS)                                   2003        2002        2001    V 2002    V 2001
---------------------------------------------------------------------------------------------------------
NET REVENUES
  Commissions and principal transactions             $208,741    $170,362    $177,689     22.5%     (4.1)%
  Investment banking                                  198,221     181,529     220,390      9.2     (17.6)
  Net interest                                         19,668      20,827      23,392     (5.6)    (11.0)
  Other income                                          3,725       3,356         764     11.0     339.3
-------------------------------------------------------------------------------------
  Total net revenues                                 $430,355    $376,074    $422,235     14.4     (10.9)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Pre-tax operating income before unallocated charges  $ 77,946    $ 65,655    $ 76,534     18.7%    (14.2)%
Pre-tax operating margin                                 18.1%       17.5%       18.1%
-------------------------------------------------------------------------------------

Capital Markets net revenues increased 14.4 percent to $430.4 million in 2003 from $376.1 million for the prior year. Commissions and trading revenue increased 22.5 percent to $208.7 million in 2003 compared with $170.4 million for the prior year, primarily due to higher institutional trading volumes, particularly in fixed income products. In addition, equity institutional revenue grew despite lower trading volumes as we reduced trading losses incurred from facilitating customer transactions. Investment banking revenue increased to $198.2 million for 2003 compared with $181.5 million for the prior year, due primarily to increased equity underwriting activity, aided by the first full year results of the convertibles team that joined our firm at the end of 2002.

Segment pre-tax operating margin for Capital Markets increased to 18.1 percent for 2003 compared with 17.5 percent for the prior year. The increase in pre-tax operating margin is due primarily to the increase in net revenues and the leveraging of fixed expenses such as marketing and business development, occupancy and salary costs.

Capital Markets net revenues decreased to $376.1 million in 2002 from $422.2 million in 2001 primarily due to weak equity market conditions. Commissions and trading revenue decreased to $170.4 million in 2002 from $177.7 million in 2001 due primarily to higher trading losses incurred from facilitating customer transactions in our equity institutional business, offset partially by higher equity institutional trading volumes. Investment banking revenue decreased to $181.5 million in 2002 from $220.4 million in 2001 due primarily to reduced equity underwritings and merger and acquisition advisory fees, offset partially by increased municipal bond underwriting revenue as issuers took advantage of the declining interest rate environment. Net interest revenue declined due to changes in interest rates and inventory levels.

Segment pre-tax operating margin for Capital Markets decreased to 17.5 percent in 2002 from 18.1 percent in 2001. This decline is primarily attributable to increases in outside services related to the outsourcing of securities processing activities and higher litigation-related expenses. Also contributing to the decline was increased floor brokerage and clearance expense due to increased use of electronic communication networks to obtain trade execution. Partially offsetting these additional expenses was the reduction in certain costs resulting from the restructuring activities taken in 2001 and our decision to no longer participate in the U.S. Bancorp Cash Balance Pension Plan during 2002. An employer discretionary profit sharing plan replaced participation in the U.S. Bancorp plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results.


32     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


PRIVATE CLIENT SERVICES

YEAR ENDED DECEMBER 31                                                                     2003      2002
(DOLLARS IN THOUSANDS)                                   2003        2002        2001    V 2002    V 2001
---------------------------------------------------------------------------------------------------------
NET REVENUES
  Commissions and fees                               $340,001    $344,643    $378,925     (1.3)%    (9.0)%
  Net interest                                         12,112      12,512      13,522     (3.2)     (7.5)
-------------------------------------------------------------------------------------
  Total net revenues                                 $352,113    $357,155    $392,447     (1.4)     (9.0)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Pre-tax operating income before unallocated charges  $ 28,482    $ 29,902    $ 39,013     (4.7)%   (23.4)%
Pre-tax operating margin                                  8.1%        8.4%        9.9%
Number of financial advisors (period end)                 830         975       1,061    (14.9)%    (8.1)%
-------------------------------------------------------------------------------------

Private Client Services net revenues decreased to $352.1 million in 2003 compared with $357.2 million for the prior year, due primarily to reduced mutual fund commissions of $8.8 million, lower account fees of $3.9 million and reduced investment management account fees of $3.8 million. These reductions were offset partially by increased revenue of $8.5 million related to our new agreement with U.S. Bancorp Asset Management for the provision of cash sweep products to our clients. We implemented a new compensation plan in mid-2003, which contributed significantly to attrition among lower-end producers. Changes to the new compensation plan reflected a shift from a product-based payout to a production-based payout, and more closely aligns our compensation plan to those of our competitors at all levels of production.

Segment pre-tax operating margin for Private Client Services decreased to 8.1 percent in 2003 compared with 8.4 percent for 2002. This decline is primarily attributable to increased employee loan losses related to forgivable loans made to our financial advisors. Also contributing to this decline in operating margin were increased litigation-related expenses in 2003 as compared with 2002 reflecting an increase in the number of complaints, legal actions, investigations and regulatory proceedings. Mostly offsetting these additional expenses were reductions in fixed and variable compensation expense for 2003 due to our previous restructuring efforts.

Net revenues for Private Client Services decreased to $357.2 million in 2002 from $392.4 million in 2001, primarily due to reduced equity commissions of $22.0 million, reduced mutual fund commissions of $3.7 million and reduced annuity commissions of $5.7 million, offset partially by increased fixed income commissions of $3.4 million due to higher trading volumes. Net interest revenue decreased as customer margin balances declined, offset in part by competitive pricing changes. Contributing to the lower revenues were planned reductions in under-performing financial advisors in connection with our restructuring activities, as well as unplanned attrition of financial advisors. The number of financial advisors decreased 8.1 percent between December 31, 2001 and December 31, 2002.

Segment pre-tax operating margin for Private Client Services decreased to 8.4 percent in 2002 from 9.9 percent in 2001. This decline is primarily attributable to Private Client Services' fixed costs, such as occupancy and communication, which negatively impacted pre-tax operating margin as net revenues declined due to market conditions. The impact of these fixed costs on pre-tax operating margin in 2002 was mitigated somewhat by our restructuring activities taken in 2001 and cost control initiatives undertaken related to discretionary expenses. Also contributing to the decline in pre-tax operating margin was the increase in outside services related to outsourcing certain securities processing activities and litigation-related expenses. Although a significant portion of compensation is variable, certain components are relatively fixed, such as salaries and benefits, which have a negative impact on our pre-tax operating margin during periods of declining revenue. Partially offsetting these fixed components of compensation was the reduction of other costs resulting from the restructuring activities taken in 2001 and our decision to no longer participate in the U.S. Bancorp pension plan effective January 1, 2002. An employer discretionary profit sharing plan replaced participation in the U.S. Bancorp plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


CORPORATE SUPPORT AND OTHER - Corporate Support and Other includes certain revenues not attributable to the Capital Markets or Private Client Services business segments. These revenues are primarily attributable to our venture capital subsidiary and our investments in limited partnerships that invest in venture capital funds. The Corporate Support and Other segment also includes interest expense on subordinated debt, which is recorded in net revenues. Net revenues increased to $4.3 million in 2003 compared with a loss of $4.2 million for the prior year. This change was due primarily to a reduction in interest expense on our subordinated debt and increased management fees from our venture capital subsidiary.

Net revenues improved to a loss of $4.2 million in 2002 from a loss of $13.9 million in 2001. This change was due primarily to a reduction in interest expense on subordinated debt due to U.S. Bancorp recapitalizing Piper Jaffray in July of 2002, by contributing capital and reducing subordinated debt borrowings.

Outlook

We believe that the following are some of the key items that will impact our future operations:

- We will no longer incur expenses related to royalty fees paid to U.S. Bancorp for the use of trade names. In 2003 these fees were approximately $3.9 million.

- Based on current market conditions, increased claims activity for insurance carriers and our decreased purchasing power resulting from our spin off from U.S. Bancorp, we expect insurance premiums are likely to continue to increase.

- In connection with the market downturn that began in 2000, the number of complaints, legal actions, investigations and regulatory proceedings has increased in recent years. We expect that this trend may continue, and we may continue to see increased litigation-related expenses.

- Based on current estimates, we expect to incur approximately $5.2 million of expense on an annual basis as a result of being a public company, including audit and tax services, investor relations, compliance with SEC and NYSE rules, board of directors costs and directors and officers insurance costs.

- We expect to incur an annual pre-tax charge of approximately $5.9 million through 2006 and approximately $5.3 million in 2007 related to the employee cash award program established in connection with our spin off from U.S. Bancorp. We expect to fund these cash awards using cash flow from operations.

- We joined the Minnesota Keystone Program, a voluntary program, co-founded by Piper Jaffray 25 years ago, for corporations that commit a portion of their pre-tax earnings to non-profit organizations. We plan on participating at the 5 percent giving level, meaning that we will contribute up to 5 percent of our pre-tax earnings. Contributions may consist of a combination of cash, in-kind services and employee volunteer hours.

- We do not intend to pay cash dividends on our common stock for the foreseeable future. We expect to retain all available funds and any future earnings for use in the operation and expansion of our business.

- On February 12, 2004 the Company granted approximately 500,000 shares of Piper Jaffray Companies restricted stock and approximately 290,000 options on Piper Jaffray Companies common stock to employees, executive officers and directors. These awards will vest 100 percent on February 12, 2007.

Recent Accounting Developments

Recent accounting pronouncements are set forth in Note 3 to the consolidated financial statements and are incorporated herein by reference.

Critical Accounting Policies

Our accounting and reporting policies comply with accounting principles generally accepted in the United States of America and conform to practices within the securities industry. The preparation of financial statements requires management to make estimates and assumptions that could materially affect reported amounts in the consolidated financial statements. Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including, among others, whether the estimates are significant to the consolidated


34     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or independent pricing sources, the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under accounting principles generally accepted in the United States of America.

Significant accounting policies are discussed in Note 2 to the consolidated financial statements. We believe that of our significant policies, the following are our critical accounting policies.

VALUATION OF FINANCIAL INSTRUMENTS

Substantially all of our financial instruments are recorded at fair value or contract amounts which approximate fair value. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt. Unrealized gains and losses related to these financial instruments are reflected in the consolidated statements of operations. Where available, we use prices from independent sources such as listed market prices or dealer price quotations.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires management to estimate the value of the securities using the best information available. Among the factors considered by management in determining the fair value of financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

GOODWILL

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by Statement of Financial Accounting Standards No. 141, entitled "Business Combinations." At December 31, 2003, we had goodwill of $305.6 million as a result of the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp. We had no recorded indefinite-lived assets or other intangibles as of that date.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, changes in revenue growth trends, cost structures and technology, changes in discount rates and market conditions. In determining the reasonableness of cash flow estimates, management reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions used in its estimates.

In assessing the fair value of our operating segments, the volatile nature of the securities markets and our industry requires our management to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to estimating the fair value of an operating segment based on discounted cash flows, management considers other information to validate the reasonableness of its valuations including public market comparables, multiples of recent mergers and acquisitions of similar businesses and third-party assessments. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider


                                         PIPER JAFFRAY ANNUAL REPORT 2003     35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


competitive differences including size, operating leverage, and other factors. We determine the carrying amount of an operating segment based on the capital required to support the segment's activities including its tangible and intangible assets. The determination of a segment's capital allocation requires management judgment and considers many factors, including the regulatory capital requirements and tangible capital ratios of comparable public companies in relevant industry sectors. In certain circumstances, management may engage a third party to validate independently its assessment of the fair value of its operating segments. If during any future period it is determined that an impairment exists, the results of operations in that period could be materially affected.

STOCK-BASED COMPENSATION

As part of our compensation of employees, we may use stock-based compensation, including stock options, restricted stock and other stock-based awards. These awards may be for key employees or in connection with sales and production-based incentives. Compensation related to restricted stock is amortized over the vesting period of the award, which is generally three to five years, and is included in our results of operations as compensation. Accounting principles generally accepted in the United States allow alternative methods of accounting for stock options, including an "intrinsic value" method and a "fair value" method. The intrinsic value method is intended to reflect the impact of stock options on stockholders based on the appreciation in the stock option over time, generally driven by financial performance. The fair value method requires an estimate of the value of stock options to be recognized as compensation over the vesting period of the awards. Historically, we have used the intrinsic value method and did not recognize the impact of these awards as compensation expense. Accordingly, we provided disclosure of the impact of the estimated fair value of stock options on our compensation and reported income in the notes to the consolidated financial statements. In determining the estimated fair value of stock options, we used the Black-Scholes option-pricing model, which requires judgment regarding certain assumptions, including the expected life of the options granted, dividend yields and stock volatility. Certain of these assumptions were based on the stock performance of U.S. Bancorp and may not reflect assumptions that would be used by us as a stand-alone entity. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Therefore, the existing option-pricing models, including Black-Scholes, do not necessarily provide a reliable measure of the fair value of employee stock options.

Effective January 1, 2004, we elected to account on a prospective basis for stock-based employee compensation under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation" as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure."

CONTINGENCIES

We are involved in various pending and potential complaints, arbitrations, legal actions, investigations and proceedings related to our business. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. The number of these complaints, legal actions, investigations and regulatory proceedings has been increasing in recent years. We have, after consultation with outside counsel and consideration of facts currently known  by management,  recorded estimated  losses in  accordance  with
Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management. In making these determinations, management considers many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential complaints, legal actions, arbitrations, investigations and proceedings, and fines and penalties or orders from regulatory agencies.

Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements, we will generally be responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp will generally be responsible for all liabilities relating to the businesses U.S. Bancorp



36     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


retained. However, in addition to our established reserves, U.S. Bancorp has agreed to indemnify us in an amount of up to $17.5 million for losses that result from third-party claims relating to research analyst independence, regulatory investigations regarding the allocation of IPO shares to directors and officers of investment banking clients, and regulatory investigations into our mutual fund practices. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company.

Subject to the foregoing, we believe, based on current knowledge, after consultation with counsel and after taking into account our established reserves and the U.S. Bancorp indemnity agreement, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially affected.

Liquidity and Capital Resources

We have a liquid balance sheet. Most of our assets consist of cash and assets readily convertible into cash. Securities inventories are stated at fair value and are generally readily marketable. Customers' margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. Our assets are financed by our equity capital, bank lines of credit, subordinated debt, proceeds from securities lending and securities sold under agreements to repurchase, in addition to non-interest bearing liabilities, such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2003

Cash and cash equivalents increased $51.8 million in 2003 to $84.4 million at December 31, 2003. Operating activities provided cash of $159.0 million. Cash of $15.1 million was used for investing activities. Cash of $92.1 million was used for financing activities, including the net reduction of short-term borrowings of $91.0 million and subordinated debt of $35.0 million, net of $33.9 million in capital contributions from U.S. Bancorp.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2002

Cash and cash equivalents increased $4.9 million in 2002 to $32.6 million at December 31, 2002. Operating activities provided cash of $297.3 million. Cash of $5.8 million was used for investing activities. Cash of $286.6 million was used for financing activities, including the reduction of short-term borrowings of $257.6 million and subordinated debt of $260.0 million, net of $231.0 million in capital contributions from U.S. Bancorp.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2001

Cash and cash equivalents decreased $50.0 million to $27.7 million at December 31, 2001. Operating activities provided cash of $11.6 million. Cash of $41.0 million was used for investing activities. Cash of $20.6 million was used for financing activities, including the reduction of short-term borrowings of $87.1 million and a capital distribution of $8.5 million to U.S. Bancorp, offset partially by a $75.0 million capital contribution from U.S. Bancorp to ensure adequate levels of capital through significant system conversions.

FUNDING SOURCES

As of December 31, 2003, we had uncommitted credit agreements with banks totaling $550 million, comprising $450 million in discretionary secured lines and $100 million in discretionary unsecured lines. In addition, we have established an arrangement to obtain financing using our securities held by our clearing bank at the end of each day as collateral. In addition, we will use repurchase agreements and securities lending as additional sources of funding.

In addition to the $550 million of financing commitments described above, our broker dealer subsidiary is party to a $180 million subordinated debt facility with an affiliate of U.S. Bancorp, which has been approved by the NYSE for regulatory net capital purposes as allowable in our broker dealer subsidiary's net capital computation. The interest on the subordinated debt facility is based on the three-month London Interbank Offer Rate and the entire amount outstanding matures in 2008.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


CASH REQUIREMENTS

The following table provides a summary of our contractual obligations as of December 31, 2003:

                                                                     2005       2007          2009
                                                                  Through    Through           and
(Dollars in Millions)                                     2004       2006       2008    Thereafter     Total
------------------------------------------------------------------------------------------------------------
Long-term borrowings                                     $   -     $    -    $ 180.0       $    -     $180.0
Operating leases                                          28.3       43.8       36.2         84.2      192.5
Venture fund commitments (a)                                 -          -          -            -        1.7
Technology contracts                                       9.9       15.7       12.5            -       38.1
Cash award program                                        24.0       11.8       11.2            -       47.0
------------------------------------------------------------------------------------------------------------
Total                                                    $62.2     $ 71.3    $ 239.9       $ 84.2     $459.3
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(a) The venture fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

As of December 31, 2003, our long-term borrowings were $180.0 million, all due in 2008. Our minimum lease commitments for noncancelable office space and equipment leases were $192.5 million. Certain leases have renewal options and clauses for escalation and operating cost adjustments. We have commitments to invest an additional $1.7 million in venture capital funds and commitments for technology contracts of $38.1 million.

CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of the NYSE, our broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of the NYSE. We expect these provisions will not impact our ability to meet current and future obligations. In addition, we are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. Our broker dealer subsidiary is also registered with the Commodity Futures Trading Commission and therefore is subject to CFTC regulations. Piper Jaffray Ltd., our registered United Kingdom broker dealer subsidiary, is subject to the capital requirements of the U.K. Financial Services Authority.

Off-balance Sheet Arrangements

Our off-balance sheet arrangements are described in Note 19 to the consolidated financial statements and are incorporated herein by reference.

Enterprise Risk Management

Risk is an inherent part of our business. Market risk, credit risk, operational risk and legal, regulatory and compliance risk are the principal risks in our business activities, and we seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly and effectively manage each of the various types of risk involved in our activities is critical to our financial condition and profitability.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication between traders, trading department management and senior management concerning our inventory positions and overall market risk profile. Our enterprise risk management department supplements this communication process by providing its independent perspective on our market and credit risk profile on a daily basis through a series of reports. The broader goals of our enterprise risk management department are to understand the market risk profile of each trading area, to consolidate risk monitoring company-wide, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to ensure accurate mark-to-market pricing.



38     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


In addition to supporting daily risk management processes on the trading desks, our enterprise risk management department supports the market risk and institutional credit risk committees. The committees oversee risk management practices, including defining acceptable risk tolerances and approving risk management policies.

The following discussion of our risk management procedures for our principal risks and the estimated amounts of our market risk exposure generated by our statistical analyses contains forward-looking statements. The analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which we operate and certain other factors as described herein.

MARKET RISK

Market risk represents the risk of financial loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making activities. Market risk is inherent to both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

We use a variety of risk management techniques and hedging strategies, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using interest rate swaps, exchange-traded interest rate futures and options, exchange-traded equity options and other derivative instruments for hedging. However, we do not use derivatives for speculative purposes.

Trading desk management, senior management and risk management also review the age and composition of inventory accounts and review risk reports appropriate to the risk profile of each trading activity. Typically, market conditions are evaluated, certain transactions are reviewed and quantitative methods, such as value-at-risk are employed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters. We also believe that an understanding of how our positions generate profit or loss on a daily basis is crucial to managing risk.

INTEREST RATE RISK

Interest rate risk represents the potential loss from adverse changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of mortgage prepayment. Interest rate risk is managed through the use of short positions in U.S. government and corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory and to hedge residual cash flows from our tender option bond program. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

EQUITY PRICE RISK

Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our inventory of equity securities by establishing position limits and managing net position levels with those limits, monitoring inventory turnover and entering into hedge transactions designed to mitigate our market risk profile.

VALUE-AT-RISK

Value-at-risk is the maximum expected loss, for a given level of confidence, which could occur over a specified time period for a portfolio of securities. For our value-at-risk calculations, we use a 99 percent confidence level over a 10-day holding period, adjusted for liquidity considerations but excluding most diversification benefits. Interest rate and credit spread risk are modeled by mapping positions to their 10-year equivalent values and then applying a 2.326 standard deviation (that is, a 99 percent confidence level) "shock" to the curve.

We perform a daily value-at-risk analysis of substantially all our trading positions, including fixed income, equities, convertible bonds and all associated hedges. We use a value-at-risk model because it provides a common metric for assessing market risk. We regularly evaluate our value-at-risk model in an effort to more accurately measure the risk of loss.



                                         PIPER JAFFRAY ANNUAL REPORT 2003     39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating value-at-risk, and different assumptions and approximations could produce different value-at-risk estimates.

Value-at-risk has inherent limitations, including reliance on historical data, which may not accurately predict future market risk, and the quantitative risk information generated is limited by the parameters established in creating the models. There can be no assurance that actual losses occurring over any 10-day period arising from changes in market conditions will not exceed the value-at-risk amounts shown below or that such losses will not occur more than once in one hundred 10-day periods. However, we believe value-at-risk models are an appropriate methodology for comparing risk profiles across different risk types, different business lines, and different companies in the financial services industry.

The following table provides a quantification of the estimated value-at-risk for each component of market risk for the periods presented:

AT DECEMBER 31
(DOLLARS IN THOUSANDS)                                          2003     2002     2001
--------------------------------------------------------------------------------------
Interest Rate Risk                                            $3,705   $2,961   $3,580
Equity Price Risk                                                796      880      853
--------------------------------------------------------------------------------------
Aggregate Value-at-Risk                                       $4,501   $3,841   $4,433
--------------------------------------------------------------------------------------

The table below illustrates the high, low and average value-at-risk calculated on a daily basis for each component of market risk during calendar years 2003, 2002 and 2001. The increase in average equity price risk from 2002 to 2003 is the result of our addition of a convertible business in November 2002:

FOR THE YEAR ENDED DECEMBER 31, 2003
(Dollars in Thousands)                                          High      Low   Average
---------------------------------------------------------------------------------------
Interest Rate Risk                                            $5,336   $2,433   $3,892
Equity Price Risk                                              3,810      561    1,617
Aggregate Value-at-Risk                                        7,903    3,733    5,509
---------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 2002                            High      Low   Average
---------------------------------------------------------------------------------------
Interest Rate Risk                                            $5,088   $1,848   $3,857
Equity Price Risk                                              1,092      564      781
Aggregate Value-at-Risk                                        5,961    2,466    4,638
---------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 2001                            High      Low   Average
---------------------------------------------------------------------------------------
Interest Rate Risk                                            $4,643   $2,049   $3,077
Equity Price Risk                                              1,891      181      641
Aggregate Value-at-Risk                                        5,262    2,422    3,718
---------------------------------------------------------------------------------------

CREDIT RISK

Credit risk in our Capital Markets business arises from potential non-performance by counterparties, customers, borrowers or debt security issuers. We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a cash, delivery versus payment or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry standard delivery versus payment through depositories and clearing banks.



40     PIPER JAFFRAY ANNUAL REPORT 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Credit exposure associated with our Private Client Services business consists primarily of customer margin accounts, which are monitored daily and are collateralized. The treasury and credit services department, in conjunction with our credit committee, establishes and reviews appropriate credit limits for our Private Client Services customers.

Our institutional credit committee reviews risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty capital and ratings.

We are subject to credit concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, extend large loans to individual borrowers or make substantial underwriting commitments. Concentration risk can occur by industry, geographic area or type of client. Client receivables and payables and stock borrowing and lending activities are conducted with a large number of clients and counterparties. Potential credit concentration risk is carefully monitored and is managed through the use of policies and limits.

We are also exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer's credit rating or the market's perception of the issuer's credit worthiness. Credit spread risk is managed through offsetting long or short positions in various related securities.

OPERATIONAL RISK

Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. We rely on the ability of our employees, our internal systems and processes and systems at computer centers operated by third parties to process a large number of transactions. These transactions may cross multiple markets. In the event of a breakdown or improper operation of our systems or processes or improper action by our employees or third-party vendors, we could suffer financial loss, regulatory sanctions and damage to our reputation. We have disaster recovery plans in place that we believe will cover critical systems on a company-wide basis, and redundancies are built into the systems as we have deemed appropriate. We also use periodic self-assessments and internal audit reviews as a further check on operational risk.

In order  to  mitigate and  control  operational  risk, we  have  developed  and continue to enhance specific policies and procedures that are designed to identify, measure, control and manage operational risk at levels we believe are appropriate throughout the organization and within such departments as accounting, operations, technology, legal and compliance. These control mechanisms attempt to ensure that operations policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

LEGAL, REGULATORY AND COMPLIANCE RISK

Legal, regulatory and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty's performance obligations will be unenforceable. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, including those relating to, among others, regulatory net capital requirements, sales and trading practices, use and safekeeping of customer funds and securities, credit extension, money-laundering, privacy and record-keeping. We have established internal policies relating to business conduct, ethics and compliance with applicable requirements, as well as procedures designed to ensure that these policies are followed.

Effects of Inflation

Because our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services offered by us. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     41

PIPER JAFFRAY COMPANIES


INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                              Page
------------------------------------------------------------------
Report of Independent Auditors                                 44
Report of Independent Accountants                              45
Consolidated Financial Statements
  Consolidated Statements of Financial Condition               46
  Consolidated Statements of Operations                        47
  Consolidated Statements of Changes in Shareholders' Equity   48
  Consolidated Statements of Cash Flows                        49
  Notes to Consolidated Financial Statements                   50
------------------------------------------------------------------










42     PIPER JAFFRAY ANNUAL REPORT 2003

RESPONSIBILITY FOR FINANCIAL STATEMENTS
OF PIPER JAFFRAY COMPANIES

Responsibility for financial statements and other information presented throughout the Annual Report rests with the management of Piper Jaffray Companies (the "Company"). The Company believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present fairly the substance of transactions based on the circumstances and management's best estimates and judgment. All financial information throughout the Annual Report is consistent with that in the financial statements.

In meeting its responsibilities for the reliability of the financial statements, the Company depends on its system of internal controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of the financial statements. To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the internal control systems. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal accounting control and, as such, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. The Company believes that its system of internal controls provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.

The Board of Directors of the Company has an Audit Committee composed of directors who are not officers or employees of Piper Jaffray Companies. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results to discuss internal accounting control, auditing and financial reporting matters.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements. Their opinion on the financial statements is based on procedures conducted in accordance with auditing standards generally accepted in the United States and forms the basis for their report as to the fair presentation, in the financial statements, of the Company's financial condition and results of operations.

/s/ Andrew S. Duff                                 /s/ Sandra G. Sponem
Andrew S. Duff                                     Sandra G. Sponem
Chairman and Chief Executive Officer               Chief Financial Officer

                                         PIPER JAFFRAY ANNUAL REPORT 2003     43

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Piper Jaffray Companies:

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray Companies (the "Company") as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP LOGO

Minneapolis, Minnesota
January 27, 2004,
except for Note 17, as to which the date is February 12, 2004

44     PIPER JAFFRAY ANNUAL REPORT 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Piper Jaffray Companies:

In our opinion, the accompanying consolidated statement of financial condition as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 present fairly, in all material respects, the financial position of Piper Jaffray Companies and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the notes to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PRICEWATERHOUSECOOPERS LLP LOGO

Minneapolis, Minnesota
April 30, 2003

                                         PIPER JAFFRAY ANNUAL REPORT 2003     45

PIPER JAFFRAY COMPANIES


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT DECEMBER 31
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                           2003          2002
--------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                   $   84,436    $   32,615
  Cash and cash equivalents segregated for regulatory
    purposes                                                      66,000             -
  Receivables:
    Customers (net of allowance of $1,993 and $1,593,
      respectively)                                              463,557       474,002
    Brokers, dealers and clearing organizations                  238,393       217,457
  Deposits with clearing organizations                            66,570        46,075
  Securities purchased under agreements to resell                306,987       240,014
  Trading securities owned                                       342,994        80,129
  Trading securities owned and pledged as collateral             314,618       393,555
                                                              ------------------------
      Total trading securities owned                             657,612       473,684
  Fixed assets (net of accumulated depreciation and
    amortization of $103,573 and $88,969, respectively)           60,757        69,059
  Goodwill                                                       305,635       305,635
  Other receivables                                               38,553        72,012
  Other assets                                                    92,147       111,392
--------------------------------------------------------------------------------------
      Total assets                                            $2,380,647    $2,041,945
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term financing                                        $  159,000    $  250,040
  Payables:
    Customers                                                    226,163       143,580
    Checks and drafts                                             64,438        57,919
    Brokers, dealers and clearing organizations                  224,208       216,675
  Securities sold under agreements to repurchase                 178,716       115,791
  Trading securities sold, but not yet purchased                 386,281       171,999
  Accrued compensation                                           194,583       140,972
  Other liabilities and accrued expenses                          97,463       120,112
--------------------------------------------------------------------------------------
      Total liabilities                                        1,530,852     1,217,088
  Subordinated debt                                              180,000       215,000
  Shareholders' equity:
    Invested capital                                                   -       609,857
    Common stock, $0.01 par value; 100,000,000 shares
      authorized, 19,334,261 issued and outstanding                  193             -
    Additional paid-in capital                                   669,602             -
--------------------------------------------------------------------------------------
      Total shareholders' equity                                 669,795       609,857
--------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity              $2,380,647    $2,041,945
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements



46     PIPER JAFFRAY ANNUAL REPORT 2003

PIPER JAFFRAY COMPANIES


CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                      2003         2002         2001
-------------------------------------------------------------------------------------------------
REVENUES
  Commissions and fees                                        $ 256,747    $ 275,682    $ 302,289
  Principal transactions                                        215,191      171,957      181,469
  Investment banking                                            229,945      208,740      247,929
  Interest                                                       45,276       59,685       95,436
  Other income                                                   59,082       47,303       52,865
-------------------------------------------------------------------------------------------------
    Total revenues                                              806,241      763,367      879,988
  Interest expense                                               19,511       34,315       79,216
-------------------------------------------------------------------------------------------------
    Net revenues                                                786,730      729,052      800,772
-------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSES
  Compensation and benefits                                     482,397      449,329      513,623
  Occupancy and equipment                                        58,025       55,549       60,121
  Communications                                                 37,599       36,316       41,082
  Floor brokerage and clearance                                  22,755       26,040       22,092
  Marketing and business development                             39,030       44,115       49,706
  Outside services                                               34,219       32,717       22,285
  Cash award program                                             24,000            -            -
  Regulatory settlement                                               -       32,500            -
  Amortization of acquisition-related compensation and
    goodwill                                                          -            -       17,641
  Merger and restructuring                                            -        7,976       65,697
  Royalty fee                                                     3,911        7,482       55,753
  Other operating expenses                                       42,960       31,067       25,577
-------------------------------------------------------------------------------------------------
    Total non-interest expenses                                 744,896      723,091      873,577
-------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                41,834        5,961      (72,805)
Income tax expense (benefit)                                     15,835        5,855      (22,754)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $  25,999    $     106    $ (50,051)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
  Basic                                                       $    1.35    $    0.01    $   (2.60)
  Diluted                                                     $    1.35    $    0.01    $   (2.60)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  Basic                                                          19,237       19,160       19,279
  Diluted                                                        19,237       19,160       19,279

See Notes to Consolidated Financial Statements



                                         PIPER JAFFRAY ANNUAL REPORT 2003     47

PIPER JAFFRAY COMPANIES


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                   Common                Additional                        Total
                                                   Shares       Common      Paid-In     Invested   Shareholders'
(Amounts in thousands, except share data)     Outstanding        Stock      Capital      Capital          Equity
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                           -    $        -   $        -   $  362,331   $           -
  Capital contribution from U.S. Bancorp               -             -            -       75,000               -
  Distribution to U.S. Bancorp                         -             -            -       (8,556)              -
  Net loss                                             -             -            -      (50,051)              -
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                           -    $        -   $        -   $  378,724   $           -
  Capital contribution from U.S. Bancorp               -             -            -      250,000               -
  Distribution to U.S. Bancorp                         -             -            -      (18,973)              -
  Net income                                           -             -            -          106               -
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                           -    $        -   $        -   $  609,857   $           -
  Capital contribution from U.S. Bancorp               -             -            -       37,500               -
  Distribution to U.S. Bancorp                         -             -            -       (3,561)              -
  Net income                                           -             -            -       25,999               -
  Recapitalization upon spin off from U.S.
    Bancorp                                   19,334,261           193      669,602     (669,795)        669,795
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                  19,334,261    $      193   $  669,602   $        -   $     669,795
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements



48     PIPER JAFFRAY ANNUAL REPORT 2003

PIPER JAFFRAY COMPANIES


CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                           2003         2002         2001
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                           $25,999    $     106    $ (50,051)
  Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
    Depreciation and amortization                              19,031       20,787       20,428
    Deferred income taxes                                      (6,491)     (11,386)         783
    Loss on disposal of fixed assets                            4,380           83          116
    Restricted stock amortization                               3,859        3,861       14,903
    Goodwill amortization and impairment charges                    -            -       23,542
    Decrease (increase) in operating assets:
      Cash and cash equivalents segregated for regulatory
        purposes                                              (66,000)           -            -
      Receivables:
        Customers                                              10,445      187,350      256,393
        Brokers, dealers and clearing organizations           (20,936)     223,017     (257,969)
      Deposits with clearing organizations                    (20,495)     (31,417)      46,277
      Securities purchased under agreements to resell         (66,973)     132,123      (22,851)
      Net trading securities owned                             30,354       31,043       35,514
      Other receivables                                        33,459       34,986      (43,385)
      Other assets                                             21,877       99,253      (21,632)
    Increase (decrease) in operating liabilities:
      Payables:
        Customers                                              82,583     (113,427)      53,621
        Checks and drafts                                       6,519      (37,004)      (7,203)
        Brokers, dealers and clearing organizations             7,533      (91,397)      33,277
      Securities sold under agreements to repurchase           62,925      (87,422)     (63,127)
      Accrued compensation                                     53,611      (15,066)    (102,669)
      Other liabilities and accrued expenses                  (22,649)     (48,159)      95,645
-----------------------------------------------------------------------------------------------
    Net cash provided by operating activities                 159,031      297,331       11,612
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of fixed assets, net                              (15,109)      (5,800)     (40,963)
-----------------------------------------------------------------------------------------------
    Net cash used in investing activities                     (15,109)      (5,800)     (40,963)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Decrease in short-term financing, net                       (91,040)    (257,652)     (87,092)
  Capital contribution from U.S. Bancorp                       37,500      250,000       75,000
  Capital distribution to U.S. Bancorp                         (3,561)     (18,973)      (8,556)
  Net decrease in subordinated debt                           (35,000)    (260,000)           -
-----------------------------------------------------------------------------------------------
    Net cash used in financing activities                     (92,101)    (286,625)     (20,648)
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           51,821        4,906      (49,999)
Cash and cash equivalents at beginning of year                 32,615       27,709       77,708
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $84,436    $  32,615    $  27,709
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information -
  Cash paid (received) during the year for:
    Interest                                                  $19,427    $  36,001    $  82,977
    Income taxes                                              $(1,937)   $   1,311    $  (4,190)

See Notes to Consolidated Financial Statements



                                         PIPER JAFFRAY ANNUAL REPORT 2003     49

PIPER JAFFRAY COMPANIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  Background and Basis of Presentation

BACKGROUND

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. ("Piper Jaffray"), a securities broker dealer and investment banking firm; Piper Jaffray Ventures Inc. ("Piper Jaffray Ventures"), a private equity venture capital firm managing investments in emerging growth companies; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe through an office located in London, England; and Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., two entities that facilitate Piper Jaffray Companies customer derivative transactions.

On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp ("USB") to effect the spin off of USB's capital markets business to its shareholders. On December 31, 2003, after receiving regulatory approval, USB distributed to its shareholders all of its interest in Piper Jaffray Companies and its subsidiaries (collectively, the "Company"). On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to USB shareholders (the "Distribution") based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of USB common stock owned (the "Distribution Ratio"). In lieu of receiving fractional shares of Piper Jaffray Companies common stock, shareholders received cash from USB for their fractional interest.

The consolidated financial statements include the accounts and historical operations of the Company as well as certain assets, liabilities, and related operations transferred to Piper Jaffray Companies (the "Contribution") from USB immediately prior to the Distribution. Because prior to the Distribution no direct ownership relationship existed among all the various units comprising the Company, USB and its subsidiaries' interest in the Company is shown as invested capital in the consolidated financial statements prior to the Distribution.

BASIS OF PRESENTATION
The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and include the adjustments necessary to reflect the Company's operations as if its organizational changes had been consummated prior to the Distribution. The consolidated financial statements prior to the Distribution have been derived from the financial statements and accounting records of USB using the historical results of operations and historical basis of the assets and liabilities of the Company's business. However, the consolidated financial statements included herein may not necessarily be indicative of the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

Generally, the consolidated results include revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of USB may have provided services to and thus charged expense to the Company. These expenses primarily relate to providing employee-related services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management services. Costs included on the consolidated financial statements for shared services were determined based on actual costs to USB and allocated based on the Company's proportionate usage of those services. Proportionate usage was determined based on the number of employees, actual hours used, square footage of office space or other similar methodologies. Management believes the assumptions underlying the consolidated financial statements are reasonable.

On the consolidated financial statements, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates. However, USB was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.



50     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The  consolidated  financial statements  include the  accounts of  Piper Jaffray
Companies  and  its  subsidiaries.   All  material  intercompany  accounts   and
transactions have been eliminated.

USE OF ESTIMATES
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

COLLATERALIZED SECURITIES TRANSACTIONS
Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. Counterparties are principally primary dealers of U.S. Government securities and major financial institutions. Collateral is valued daily and additional collateral is obtained from or refunded to counterparties, when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivable from and payable to brokers, dealers and clearing organizations on the Consolidated Statements of Financial Condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the Consolidated Statements of Financial Condition and the respective interest balances on the Consolidated Statements of Operations.

CUSTOMER TRANSACTIONS
Customer securities transactions are recorded on a settlement date basis while the related commission revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statements of Financial Condition.

INVESTMENT BANKING
Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are substantially completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

TRADING SECURITIES OWNED AND TRADING SECURITIES SOLD, BUT NOT YET PURCHASED Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. Unrealized gains and losses related to these financial instruments are reflected in principal transactions on the Consolidated Statements of Operations. The Company's valuation policy is to use quoted market



                                         PIPER JAFFRAY ANNUAL REPORT 2003     51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


or dealer prices from independent sources where they are available and reliable. The fair value of trading securities, for which a quoted market or dealer price is not available, is based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

FIXED ASSETS
Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

GOODWILL
The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are that goodwill and indefinite-lived intangible assets are no longer amortized and are to be tested for impairment at least annually. Prior to the adoption of SFAS 142, the Company amortized goodwill using the straight-line method over a maximum period of 25 years.

The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on Piper Jaffray net capital would not be significant, but could adversely impact the Company's results of operations.

OTHER RECEIVABLES
Included in other receivables are loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for recipients who leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon the collectibility of unforgiven balances of departed employees, evaluation of the loan portfolio, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.

OTHER ASSETS
Included in other assets are investments that the Company makes to fund deferred compensation liabilities for certain employees. The Company fully funds its deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships which invest in venture capital stage companies. Future payments, if any, to deferred compensation plan participants are directly linked to the performance of these investments. Also included in other assets are investments the Company has made in various other venture capital investments. Investments are carried at estimated fair value based on valuations received from statements obtained from the underlying fund manager or based on published market quotes, with the resulting gains and losses recognized in other income on the Consolidated Statements of Operations. In the event a security is thinly traded or the market price is not readily available for an investment, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. Refer to Note 21 for additional information related to income taxes.



52     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FAIR VALUE OF FINANCIAL INSTRUMENTS
Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's Consolidated Statements of Financial Condition. Financial instruments recorded at fair value include trading securities owned and trading securities sold, but not yet purchased.

Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the Consolidated Statements of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.

The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2003.

INCOME TAXES
Income tax expense (benefit) is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES
Special purpose entities ("SPEs") are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," to determine whether or not such SPEs are required to be consolidated. The Company engages in transactions with SPEs to securitize fixed rate municipal bonds which meet the SFAS 140 definition of a qualifying special purpose entity ("QSPE"). A QSPE can generally be described as an entity with significantly limited powers which are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

STOCK-BASED COMPENSATION
Prior to the Distribution, certain employees of the Company were eligible to participate in USB employee incentive plans consisting of stock options, restricted stock or other deferred compensation that are described more fully in
Note 17. The Company accounted for these stock option grants under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and, accordingly, recognized no compensation expense for the stock option grants as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2004, the Company adopted the fair value based method of accounting for future grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"),"Accounting for Stock-Based Compensation -Transition and Disclosure."

EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Since the Company's common stock was not issued until December 31, 2003, the date of Distribution, the weighted average number of common shares outstanding for each year presented was calculated by applying the Distribution Ratio against the historical USB weighted average number of common shares outstanding for the same period presented. Diluted earnings per common share are calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3  Recent Accounting Pronouncements

ACCOUNTING FOR CERTAIN FINANCIAL
INSTRUMENTS WITH CHARACTERISTICS OF BOTH
LIABILITIES AND EQUITY
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a material impact on its financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with this interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are QSPEs subject to the reporting requirements of SFAS 140 are not required to be consolidated under the provisions of FIN 46.

VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for based on either the original interpretation or the revised interpretations. VIEs created after January 1, 2004 must be accounted for under the revised interpretations. If the revised interpretations were applied, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the primary beneficiary of a significant portion or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities.

The Company has investments in and advances to approximately 30 limited partnerships established for the purpose of investing in emerging growth companies. The Company has investments in or acts as the managing general partner of these partnerships. As managing general partner of or through investments in the limited partnerships, the Company may have the ability to exercise control over major operating and financial policies. These partnerships are funded with capital contributed by or financing from related parties and third parties. The Company accounts for these investments on the equity method of accounting or consolidates the entire partnership based upon the Company's ability to exercise control over major operating and financial policies.

At December 31, 2003, the Company's aggregate net investment in these partnerships totaled $11.3 million and its remaining commitment to these partnerships was $1.7 million. These amounts represent the Company's maximum exposure to loss at December 31, 2003 as a result of its current and future investment in these limited partnerships. There has been no material impact to the Company's financial statements from potential VIEs entered into after January 31, 2003 and there is no expected impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.



54     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Also, the Company engages in transactions with QSPEs to securitize fixed rate municipal bonds. These securitizations do not require consolidation in the Company's financial statements. Refer to Note 19 for additional information on securitizations.

NOTE 4  Derivatives

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative contract transactions are reported on the Consolidated Statements of Financial Condition and any unrealized gain or loss is recognized on the Consolidated Statements of Operations. The Company uses derivatives to facilitate customer transactions and as a means to manage the Company's interest rate and market value risk associated with its security positions. As of December 31, 2003 and 2002, the fair value of these open derivative contracts was not material.

As discussed in Note 19, the Company also enters into interest rate swap agreements to minimize interest rate risk associated with holding residual interest securities from its tender option bond program. The fair value of such contracts is included in other liabilities and accrued expenses on the
Consolidated Statements of Financial Condition and was approximately $5.7 million and $3.7 million as of December 31, 2003 and 2002, respectively.

NOTE 5  Receivables from and Payables to Brokers,
Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

(DOLLARS IN THOUSANDS)               2003       2002
----------------------------------------------------
Receivable arising from
  unsettled securities
  transactions, net              $106,187   $160,662
Deposits paid for securities
  borrowed                         72,751     16,588
Receivable from clearing
  organizations                    10,577      3,838
Securities failed to deliver       34,277     33,914
Other                              14,601      2,455
----------------------------------------------------
  Total receivables              $238,393   $217,457
----------------------------------------------------
----------------------------------------------------

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

(DOLLARS IN THOUSANDS)              2003       2002
---------------------------------------------------
Deposits received for
  securities loaned              $181,166  $174,700
Payable to clearing
  organizations                    4,258     25,968
Securities failed to receive      31,926     13,263
Other                              6,858      2,744
---------------------------------------------------
  Total payables                 $224,208  $216,675
---------------------------------------------------
---------------------------------------------------

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.



                                         PIPER JAFFRAY ANNUAL REPORT 2003     55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6  Receivables from and Payables to Customers

Amounts receivable from customers at December 31 included:

(DOLLARS IN THOUSANDS)               2003       2002
----------------------------------------------------
Cash accounts                    $ 81,853   $ 77,801
Margin accounts                   381,704    396,201
----------------------------------------------------
  Total receivables              $463,557   $474,002
----------------------------------------------------
----------------------------------------------------

Amounts payable to customers at December 31 included:

(DOLLARS IN THOUSANDS)               2003       2002
----------------------------------------------------
Cash accounts                    $168,901   $118,983
Margin accounts                    57,262     24,597
----------------------------------------------------
  Total receivables              $226,163   $143,580
----------------------------------------------------
----------------------------------------------------

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on broker call rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit. Except for customer short sales, all amounts payable to customers are subject to withdrawal upon customer request.

NOTE 7 Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased

At December 31, trading securities owned and trading securities sold, but not yet purchased were as follows:

(DOLLARS IN THOUSANDS)               2003       2002
----------------------------------------------------
Owned:
  Corporate securities:
    Equity securities            $ 15,903   $ 15,446
    Convertible securities         78,474     42,534
    Fixed income securities        90,459     87,009
  Mortgage-backed securities       92,292     98,950
  U.S. government securities      240,248     95,041
  Municipal securities            140,236    134,704
----------------------------------------------------
                                 $657,612   $473,684
----------------------------------------------------
----------------------------------------------------
Sold, but not yet purchased:
  Corporate securities:
    Equity securities            $ 46,700   $ 17,285
    Convertible securities          1,137          -
    Fixed income securities        14,316     40,996
  Mortgage-backed securities       47,114     15,573
  U.S. government securities      276,750     96,749
  Municipal securities                264      1,396
----------------------------------------------------
                                 $386,281   $171,999
----------------------------------------------------
----------------------------------------------------

At December 31, 2003 and 2002, trading securities owned in the amounts of $314.6 million and $393.6 million, respectively, have been pledged as collateral.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the Consolidated Statements of Financial Condition.



56     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8  Fixed Assets

The following is a summary of fixed assets as of December 31, 2003 and 2002:

(DOLLARS IN THOUSANDS)              2003       2002
---------------------------------------------------
Furniture and equipment          $93,323   $ 91,718
Leasehold improvements            27,999     25,620
Software                          40,823     30,645
Projects in process                2,185     10,045
---------------------------------------------------
  Total                          164,330    158,028
Less accumulated depreciation
  and amortization               103,573     88,969
---------------------------------------------------
                                 $60,757   $ 69,059
---------------------------------------------------
---------------------------------------------------

For the years ended December 31, 2003, 2002 and 2001, depreciation and amortization of office equipment, software and leasehold improvements totaled $19.0 million, $20.8 million and $20.4 million, respectively, and is included in occupancy and equipment on the Consolidated Statements of Operations.

NOTE 9  Goodwill

The Company adopted SFAS 142 on January 1, 2002. The most significant changes made by SFAS 142 are that goodwill and other indefinite-lived intangibles are no longer amortized and will be tested for impairment at least annually. At December 31, 2003 and 2002, goodwill of $305.6 million was recorded on the Consolidated Statements of Financial Condition. All of the Company's goodwill resulted from the 1998 acquisition of the Company's former parent company, U.S. Bancorp Piper Jaffray Companies Inc. ("Former Parent"), and its subsidiaries by USB. The following table reflects the consolidated results of operations adjusted as if the adoption of SFAS 142 occurred as of January 1, 2001:

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                            2003       2002        2001
---------------------------------------------------------------------------------------------
Net Earnings:
  As reported                                                   $25,999   $   106    $(50,051)
  Goodwill amortization, net of tax                                  -          -      14,439
---------------------------------------------------------------------------------------------
  As adjusted                                                   $25,999   $   106    $(35,612)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

As reflected in the following table, there were no changes in the carrying value of goodwill by reportable segments for the year ended December 31, 2003:

                                                                          Private   Corporate
                                                               Capital     Client     Support   Consolidated
(Dollars in thousands)                                         Markets   Services   and Other        Company
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                  $220,035   $85,600    $      -    $    305,635
Goodwill acquired                                                    -         -           -               -
Impairment losses                                                    -         -           -               -
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                                  $220,035   $85,600    $      -    $    305,635
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Management completed an estimate of the fair value of its business segments as of December 31, 2003 and validated its determination through an independent third party. Based upon this assessment,

management concluded that no impairment existed at December 31, 2003.

The Company had no indefinite-lived or other intangible assets at December 31, 2003 or 2002.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10  Borrowings

The Company has uncommitted credit agreements with banks and former affiliated entities totaling $550 million at December 31, 2003, composed of $450 million in discretionary secured lines and $100 million in discretionary unsecured lines. In addition, the Company has established an arrangement to obtain financing using the Company's securities held by its clearing bank at the end of each day as collateral. The following table provides a breakdown of borrowings outstanding at December 31:

(DOLLARS IN THOUSANDS)              2003       2002
---------------------------------------------------
Unsecured borrowings             $     -   $ 50,040
Secured borrowings               159,000    200,000
---------------------------------------------------
                                 $159,000  $250,040
---------------------------------------------------
---------------------------------------------------

The secured borrowings were collateralized with $169.4 million and $276.1 million of trading securities owned at December 31, 2003 and 2002, respectively.

During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215 million to its Former Parent and executed a $180 million subordinated debt agreement with an affiliate of USB, which satisfies provisions of Appendix D of Securities and Exchange Commission ("SEC") Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. ("NYSE") and is therefore allowable in Piper Jaffray's net capital computation. The entire amount of the subordinated debt will mature in 2008.

The Company's outstanding borrowings bear interest at rates based on the London Interbank Offered Rate ("LIBOR") or federal funds rates. At December 31, 2003 and 2002, the weighted average interest rate on borrowings was 2.07 percent and
2.40 percent, respectively. At December 31, 2003 and 2002, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities. The Company recognized and paid to USB and affiliates $9.0 million, $15.9 million and $42.0 million of interest expense related to borrowings for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 11  Commitments and Contingent Liabilities

LEASE COMMITMENTS

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases and various other contractual commitments as of December 31, 2003 are as follows:

(Dollars in thousands)
---------------------------------------------------
2004                                       $ 28,257
2005                                         24,198
2006                                         19,609
2007                                         18,431
2008                                         17,759
Thereafter                                   84,247
---------------------------------------------------
                                           $192,501
---------------------------------------------------
---------------------------------------------------

Rental expense, including operating costs and real estate taxes, charged to operations was $27.5 million, $30.8 million and $30.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Additionally, in 2003 the Company entered into a five-year contract with an outside vendor to support the Company's data center and network management technology needs. Aggregate minimum contract commitments for data center and remote network services per the contract as of December 31, 2003 are as follows:

(Dollars in thousands)
---------------------------------------------------
2004                                       $  9,912
2005                                          8,698
2006                                          7,029
2007                                          7,109
2008                                          5,383
---------------------------------------------------
                                           $ 38,131
---------------------------------------------------
---------------------------------------------------

Network and data center service expense related to this contract that was charged to operations in 2003 was $2.7 million.



58     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


VENTURE CAPITAL COMMITMENTS
As of December 31, 2003, the Company had commitments to invest approximately $1.7 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2006 to 2013.

LITIGATION
The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Included among these was an industry-wide investigation by the SEC, the National Association of Securities Dealers ("NASD"), the NYSE, the New York Attorney General and other state securities regulators of research practices of certain brokerage firms, including Piper Jaffray. In April 2003, Piper Jaffray entered into a final settlement agreement with these regulatory agencies to resolve the investigation concerning research practices. The agreement required, among other things, that Piper Jaffray pay $12.5 million as a penalty, contribute $12.5 million to a distribution fund for the benefit of investors and pay $7.5 million for the procurement of independent research. The charges are included separately as regulatory settlement on the Company's 2002 Consolidated Statement of Operations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings, including private litigation related to the matters that were the subject of the final settlement referred to above. The Company's reserves totaled $49.2 and $62.9 million at December 31, 2003 and 2002, respectively, and are included within other liabilities and accrued expenses on the Consolidated Statements of Financial Condition. These reserves include $9.6 million and $32.5 million at December 31, 2003 and 2002, respectively, to be paid as part of the industry-wide regulatory settlement related to research practices. In addition to the established reserves, USB has agreed to indemnify the Company in an amount up to $17.5 million for certain matters.

Given the uncertainties of the commencement, timing, size, volume and outcome of pending and potential litigation and other factors, the reserve is difficult to determine and of necessity subject to future revisions. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its established reserves and the USB indemnity agreement, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially affected.

Litigation-related   expenses  charged  to   operations  included  within  other
operating expenses was $16.1 million, $10.9 million, and $8.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

GUARANTEES
The Company participates in securities lending activities as a funding source for the Company by using customer margin securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. At December 31, 2003, future payments guaranteed by the Company under these arrangements were approximately $175.4 million and represent the market value of the customer securities lent to third parties. At December 31, 2003, the Company held cash of $179.0 million as collateral for these arrangements and included it within payables to brokers, dealers and clearing organizations on the Consolidated Statements of Financial Condition. At December 31, 2003, the Company had collateral in excess of the market value of the securities lent and, therefore, no liability is recorded related to potential future payments made under these guarantees.

OTHER COMMITMENTS
In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12  Merger and Restructuring Items

The Company recorded pre-tax merger and restructuring related charges of $8.0 million and $65.7 million in 2002 and 2001, respectively. In 2002 and 2001, costs were incurred in connection with the merger of USB and Firstar Corporation ("Firstar"). In both 2002 and 2001, the Company undertook plans to restructure its operations in response to significant changes in the securities markets, including increased market volatility, declines in equity valuations and an increasingly competitive environment for the securities industry. The restructuring was designed to improve the operating efficiency of the business by removing excess capacity from the product distribution network and by implementing more effective business processes.

The components of the charges described above are shown below:

                                                                 USB/           Piper
(Dollars in thousands)                                        Firstar   Restructuring     Total
-----------------------------------------------------------------------------------------------
2002
  Severance and employee-related                              $     -   $       5,314   $ 5,314
  Business integration costs                                    2,161               -     2,161
  Asset write-downs and lease terminations                          -             501       501
-----------------------------------------------------------------------------------------------
    Total                                                     $ 2,161   $       5,815   $ 7,976
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
2001
  Severance and employee-related                              $14,480   $      29,286   $43,766
  Business integration costs                                      468               -       468
  Asset write-downs and lease terminations                          -          12,360    12,360
  Intangible impairments                                            -           9,103     9,103
-----------------------------------------------------------------------------------------------
    Total                                                     $14,948   $      50,749   $65,697
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

The Company determined merger and restructuring charges and related accruals based on specific formulated plans or integration strategies.

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees due to the reconfiguration or closure of certain branches and the downsizing and consolidation of certain back office support functions. The severance amounts were determined based on the Company's severance pay programs in place at the time of termination and were paid out over a benefit period up to two years from the time of termination. Approximately 410 employees were included in severance and employee-related severance charges for 2002 and 2001. Employee-related charges in 2001 included approximately $14.0 million in accelerated vesting of restricted stock due to the merger of USB and Firstar.

Business integration charges primarily pertained to costs incurred to realign the retail distribution networks and integrate certain components of a USB affiliate's fixed income division with Piper Jaffray.

Asset write-downs and lease terminations represented costs associated with redundant office space, branches that were vacated and equipment disposed of as part of the restructuring plans. Generally, payments related to terminated lease contracts continue through the original term of the lease.

Intangible impairment charges of $9.1 million in 2001 pertained to the write-down of goodwill related to the Company's 1999 acquisition of the investment banking division of The John Nuveen Company. This goodwill impairment occurred as a result of the loss of key personnel in certain sales offices, acquired in the John Nuveen acquisition, that were realigned as a result of restructuring decisions made in 2001.



60     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table presents a summary of activity with respect to the merger and restructuring related accruals:

                                                                  USB/           Piper
(Dollars in thousands)                                         Firstar   Restructuring      Total
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                                  $      -   $           -   $      -
  Provision charged to operating expense                        14,948          50,749     65,697
  Cash outlays                                                    (468)        (22,324)   (22,792)
  Noncash writedowns and other                                 (14,480)        (10,323)   (24,803)
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                                  $      -   $      18,102   $ 18,102
  Provision charged to operating expense                         2,161           5,815      7,976
  Cash outlays                                                    (853)        (13,277)   (14,130)
  Noncash writedowns and other                                       -          (1,617)    (1,617)
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                                  $  1,308   $       9,023   $ 10,331
  Cash outlays                                                  (1,308)         (6,547)    (7,855)
  Noncash writedowns and other                                       -            (144)      (144)
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                                  $      -   $       2,332   $  2,332
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

The adequacy of the merger and restructuring related liability is reviewed regularly taking into consideration actual and projected payment liabilities. Adjustments are made to increase or decrease these accruals as needed. Reversals of expenses, if any, can reflect a lower use of benefits by affected employees, changes in initial assumptions as a result of subsequent events and the alteration of business integration plans.

NOTE 13  Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company from time to time uses financial futures and interest rate swap contracts to manage interest rate risk related to fixed income trading securities against market interest rate fluctuations and the residual cash flows on the Company's tender option bond program. In addition, the Company uses exchange-traded options to manage the risk related to market value fluctuations of convertible inventories. Such contracts are subject to the same controls as securities owned for the Company's account and are not intended to be entered into for speculative purposes. Contracts are marked to market with gains or losses recorded in principal transactions. As of December 31, 2003 and 2002, the fair value of these contracts was not material.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale, securities borrowed and margin agreements on terms which permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $914.5 million and $811.0 million at December 31, 2003 and 2002, respectively, of which $220.5 million and $210.6 million, respectively, has been either


                                         PIPER JAFFRAY ANNUAL REPORT 2003     61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company provides investment, capital raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2003 and 2002, the Company did not have significant concentrations of credit risk with any one single customer or counterparty, or group of customers or counterparties.

NOTE 14  Transactions with U.S. Bancorp

Prior to the Distribution, the Company regularly entered into transactions with USB and its affiliates. These transactions were either charges to or reimbursements from the Company and included fees for referrals, fees for the underwriting and selling of USB affiliated mutual funds and costs for occupancy, technology support and general and administrative services. Royalty fees for the use of the USB brand name and other trademarks of $3.9 million, $7.5 million and $55.8 million were incurred to a USB affiliate for the years ended December 31, 2003, 2002 and 2001, respectively. USB or its affiliates will continue to provide asset management services under a negotiated market-based fee arrangement.

The Company entered into certain interest rate swap contracts during 2002 with a USB affiliate as counterparty. During 2003, these swap contracts with USB were terminated and were subsequently reestablished with other unaffiliated counterparties.

During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215 million to its Former Parent and entered into a new subordinated debt agreement of $180 million with an affiliate of USB. The Company received capital contributions of $37.5 million, $250.0 million and $75.0 million in 2003, 2002 and 2001, respectively, from USB. Additionally, the Company made distributions of $3.6 million, $19.0 million and $8.6 million to USB in 2003, 2002 and 2001, respectively.

NOTE 15  Net Capital Requirements and Other Regulatory Matters

As an SEC registered broker dealer and member firm of the NYSE, Piper Jaffray is subject to the Uniform Net Capital Rule (the "Rule") of the SEC and the net capital rule of the NYSE. Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the Rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital. Piper Jaffray is also registered with the Commodity Futures Trading Commission ("CFTC") and therefore is subject to the CFTC regulations.

At December 31, 2003, net capital under the Rule was $216.9 million or 38.8 percent of aggregate debit balances, and $205.7 million in excess of the minimum required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and regulatory bodies.

Piper Jaffray Ltd., a registered United Kingdom broker dealer, is subject to the capital requirements of the Financial Services Authority ("FSA"). As of December 31, 2003, Piper Jaffray Ltd. was in compliance with the requirements of the FSA.



62     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16  Employee Benefit Plans

During 2002, the Company implemented a qualified, non-contributory profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service. The Company expensed $9.5 million related to the profit sharing plan in 2003. There was no such expense in 2002.

In 2001, employees of the Company participated in the USB cash balance pension plan. Participant cash balance pension accounts ceased receiving further service credits as of December 31, 2001. Participant balances will continue to receive investment credits based on participant investment elections. As a result of the Distribution, employees who were fully vested in the plan are considered inactive participants similar to other terminated employees of USB and its affiliates. Employees who were not fully vested on the Distribution date continue to receive vesting within the USB plan, based on working a minimum of 1,000 hours in a given plan year, provided they remain actively employed by the Company. Once an employee is fully vested he or she will receive similar treatment as a fully vested employee, as outlined above. In addition, certain employees were eligible to participate in an unfunded, non-qualified component of the USB cash balance pension plan. Because the non-qualified component was unfunded, the aggregate accumulated benefit obligation exceeds the plan assets. Similar to the qualified component of the pension plan, service credits for employees of the Company participating in the non-qualified component were frozen at December 31, 2001. Effective upon the Distribution, the existing non-qualified liability of $23.9 million and $21.5 million at December 31, 2003 and 2002, respectively, was separated from the USB cash balance pension plan and is included within accrued compensation on the Consolidated Statements of Financial Condition.

Prior to the Distribution, Company employees participated in health and welfare plans provided by USB. The Company subsidized the cost of coverage for employees meeting certain work schedule and service requirements. The medical plan contained other cost-sharing features such as deductibles and coinsurance. Costs charged to the consolidated financial statements are based on actual employee participation in the plans. All claims incurred in the health and welfare plans prior to the Distribution will be paid by USB. The Company has created similar health and welfare plans for its employees' use on a prospective basis. As such, all claims incurred subsequent to the Distribution are the responsibility of the Company.

Additionally, prior to the Distribution the Company provided certain health and welfare benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees were eligible for retiree health care benefits by meeting defined age and service requirements. The estimated cost of these retiree health care benefits is accrued during the employees' active service. Effective upon the Distribution, the existing post-retirement benefit plans were separated from the USB post-retirement benefit plan. All active employees of the Company are eligible for post-retirement health care benefits and the existing liability for those employees will be the responsibility of the Company. All retired employees of the Company will be considered terminated employees of USB and continue to receive the benefits under the USB post-retirement plan.

Prior to the Distribution, Company employees also participated in a USB defined contribution retirement savings plan, which allowed qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions were 100 percent matched by the Company, up to the first 4 percent of an employee's compensation and were invested, at the employees' direction, among various investment alternatives. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. Although the matching contribution was initially invested in USB common stock, an employee was allowed to reinvest the matching contributions among various investment alternatives. Effective upon the Distribution, employees of the Company became inactive participants in the USB plan similar to terminated employees. The Company has created a similar defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code for its employees' use beginning in 2004.

During the years ended December 31, 2003, 2002 and 2001, the Company incurred expenses of $31.3 million, $23.2 million and $51.5 million, respectively, related to USB employee benefit plans.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17  Cash Award Program and Stock-Based Compensation

Certain of the Company's employees are eligible to participate in a cash award program implemented concurrent with the Distribution from USB. The program is intended to aid in retention of employees and to compensate employees for the value of USB stock options and restricted stock lost by employees as a result of the Distribution. The cash award program has an aggregate value of approximately $47 million. The Company incurred a $24 million charge at the time of the Distribution from USB. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

Prior to the Distribution, certain of the Company's employees were eligible to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards. While part of USB, the Company applied APB 25 in accounting for USB employee stock incentive plans. Because the exercise price of the USB employee stock options equaled the market price of the underlying stock on the date of the grant, under APB 25, no compensation expense was recognized at the grant date. Options granted under the plans are generally exercisable up to ten years from the date of grant and vest over three to five years. Restricted shares vested over three to five years. Expense for restricted stock was based on the market price of USB stock at the time of the grant and amortized on a straight-line basis over the vesting period. Expense related to restricted stock grants was $3.9 million, $3.9 million and $14.9 million in 2003, 2002 and 2001, respectively.

Prior to the Distribution, many of the Company's employees held options to purchase USB common stock under a variety of USB option plans and held shares of unvested USB restricted stock. Grants under the option plans can be summarized into two categories: USB 90-day options that generally expire 90 days after an employee terminates from USB and USB term options that generally expire after a specified period of time. As a result of the Distribution, 90-day options that were not exercised either expired on the Distribution date or will expire within 90 days of the Distribution date as the Distribution was deemed a termination of employment of the Company's employees by USB. USB 90-day options held by Company employees who have reached retiree status did not expire in connection with the Distribution but rather remained with USB and continue to vest in accordance with their terms. USB term options remained with USB after the Distribution and continue to vest in accordance with their terms, as provided in the applicable USB stock incentive plans.

The total amount of USB restricted stock held by the Company's employees at the time of Distribution was 148,238 shares. Since the Distribution was deemed to be a termination of employment of the Company's employees under the terms of the applicable USB stock incentive plans, approximately 76,325 shares of USB restricted stock were forfeited in connection with the Distribution. The remaining shares of USB restricted stock held by the Company's employees at the time of the Distribution, totaling approximately 71,913 shares, have terms that permit those shares to continue to vest in accordance with their terms after a termination of employment such as that occurring in the Distribution.

No Company employees, officers or directors received Piper Jaffray Company options or restricted stock as part of the Distribution.



64     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The   following  table  summarizes  USB   stock  options  and  restricted  stock
outstanding and exercised under various equity plans of USB while the Company's employees were employed by USB:

                                                                                               Shares of
                                                                                  Weighted    Restricted
                                                                  Options          Average         Stock
                                                              Outstanding   Exercise Price   Outstanding
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                                              18,041,960   $        22.62    2,277,106
  Granted:
    Stock options                                               3,937,315            23.29            -
    Restricted stock                                                    -                -      474,271
  Exercised                                                     1,776,404            22.95            -
  Canceled options                                              1,066,451            24.71            -
  Canceled/vested restricted stock                                      -                -    2,158,141
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                              19,136,420   $        23.28      593,236
  Granted:
    Stock options                                               2,820,104            22.84            -
    Restricted stock                                                    -                -            -
  Exercised                                                     1,305,813            22.36            -
  Canceled options                                                 98,330            27.29            -
  Canceled/vested restricted stock                                      -                -      193,569
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                              20,552,381   $        23.47      399,667
  Exercised                                                     4,992,438            25.87            -
  Canceled options and canceled/vested restricted stock         3,821,652            24.49      327,754
  Options/restricted stock remaining with USB                  11,738,291            24.19       71,913
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003                                                       -                             -
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Piper Jaffray Companies had no options or restricted stock outstanding as of December 31, 2003. On February 12, 2004 the Company granted approximately 500,000 shares of Piper Jaffray Companies restricted stock and approximately 290,000 options on Piper Jaffray Companies common stock to employees, executive officers and directors. These awards will vest 100 percent on February 12, 2007.

Pro forma information regarding net income (loss) is required by SFAS No. 123 and has been determined as if the Company had accounted for employee stock option and stock purchase plans (collectively, the "options") under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using a Black-Scholes option-pricing model. Option valuation models require the use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable measure of the fair value of employee stock options.

The pro forma disclosures include USB options granted to our employees while employed by USB and will not be representative of future years. In addition, the value of certain of these options that expired as a result of our separation from USB were replaced by cash awards to our employees. The estimated fair value of the options is amortized to expense over the options' vesting period. The cash award program has an aggregate value of approximately $47 million, of which $24 million was included in our results of operations for 2003.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table shows pro forma compensation expense and net income (loss) adjusted for the impact of applying the fair value method of accounting for stock-based compensation.

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                            2003       2002       2001
--------------------------------------------------------------------------------------------
Reported compensation expense                                 $482,397   $449,329   $513,623
Stock-based compensation                                        21,457     27,973     52,504
--------------------------------------------------------------------------------------------
  Pro forma compensation expense                              $503,854   $477,302   $566,127
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Reported net income (loss)                                    $ 25,999   $    106   $(50,051)
Stock-based compensation, net of tax                           (12,874)   (16,784)   (31,502)
--------------------------------------------------------------------------------------------
  Pro forma net income (loss)                                 $ 13,125   $(16,678)  $(81,553)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS IN USB OPTION VALUATION
  Risk-free interest rates                                         N/A       4.90%      4.75%
  Dividend yields                                                  N/A       3.00%      3.00%
  Stock volatility factor                                          N/A       0.38       0.39
  Expected life of options (in years)                              N/A       6.00       6.25
  Weighted average fair value of shares granted                    N/A   $   7.27   $   7.66

Effective January 1, 2004, the Company will account for future stock-based employee compensation under the fair value based method as prescribed by SFAS 123 as amended by SFAS 148.

NOTE 18  Shareholders' Equity

Piper Jaffray Companies' articles of incorporation provide for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of undesignated preferred stock also with a par value of $0.01.

COMMON STOCK
The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by its shareholders. Subject to preferences that may be applicable to any of Piper Jaffray Companies outstanding preferred stock, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event of Piper Jaffray Companies liquidation, dissolution or winding-up, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Piper Jaffray Companies stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business. Additionally, as set forth in Note 15, there are restrictions on its broker dealer subsidiary in paying dividends.

PREFERRED STOCK
Piper Jaffray Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of



66     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


common stock until Piper Jaffray Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Jaffray Companies without further action by its shareholders.

RIGHTS AGREEMENT
Piper Jaffray Companies adopted a rights agreement prior to the Distribution date. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer.

EARNINGS PER SHARE
Basic earnings per common share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Since Piper Jaffray Companies common stock was not issued until December 31, 2003, the date of the Distribution, the weighted average number of common shares outstanding during each year presented was calculated by applying the Distribution Ratio to USB's historical weighted average number of common shares outstanding for applicable years.

YEAR ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                    2003      2002       2001
------------------------------------------------------------------------------------------
Earnings per common share
  Net income (loss)                                           $25,999   $   106   $(50,051)
  Weighted average number of common shares                     19,237    19,160     19,279
------------------------------------------------------------------------------------------
  Basic earnings per common share                             $  1.35   $   .01   $  (2.60)
------------------------------------------------------------------------------------------

NOTE 19  Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities

The Company, in connection with its tender option bond program, has securitized $166.2 million of highly-rated fixed rate municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. The Company retains a residual interest in each structure that is accounted for as a trading security, recorded at fair value on the Consolidated Statements of Financial Condition. The fair value of retained interests was $7.4 million at December 31, 2003 with a weighted average life of 9.6 years. Securitization transactions are treated as sales with the resulting gain included in principal transactions on the Consolidated Statements of Operations. Fair value of retained interests is estimated based on the present value of future cash flows using management's best estimates of the key assumptions - forward yield curves, credit losses of 0 percent, and a 15 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations. The Company enters into interest rate swaps to minimize any interest rate risk associated with the retained interests.

At December 31, 2003, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material.

Certain cash flow activity for the municipal bond securitizations described above during 2003 includes:

  Proceeds from new sales       $22.6 million
  Remarketing fees received     $89,000
  Cash flows received on
    retained interests          $4.9 million


                                         PIPER JAFFRAY ANNUAL REPORT 2003     67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 20  Business Segments

Within the Company, financial performance is measured by lines of business. The Company's reportable business segments include Capital Markets, Private Client Services and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers, the nature of products and services provided and the distribution channels used to provide those products and services. Certain services that the Company offers are provided to clients through more than one of our business segments. These business segments are components of the Company about which financial information is available and is evaluated on a regular basis in deciding how to allocate resources and assess performance relative to competitors.

BASIS FOR PRESENTATION
Segment results are derived from the Company's financial reporting systems by specifically attributing customer relationships and their related revenues and expenses to segments. Revenue-sharing of sales credits associated with underwritten offerings is based on the distribution channel generating the sales. Expenses directly managed by the business line, including salaries, commissions, incentives, employee benefits, occupancy, marketing and business development and other direct expenses are accounted for within each segment's financial results in a manner similar to the consolidated financial results. Research, operations, technology and compliance related costs are allocated based on the segment's use of these areas to support their businesses. General and administrative expenses incurred by centrally managed corporate support functions are not allocated. To enhance the comparability of business segment results, goodwill amortization for periods prior to the adoption of SFAS 142 is no longer assigned to each segment. Also, cash award plan charges related to the Distribution, merger and restructuring related charges, royalty fees assessed by USB, income taxes and certain infrequent regulatory settlement costs are not assigned to the business segments. The financial management of assets, liabilities and capital is performed on an enterprise-wide basis. Revenues from the Company's non-U.S. operations were $9.2 million, $8.2 million and $6.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, while long-lived assets were $0.6 million and $0.8 million at December 31, 2003 and 2002, respectively.

Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or business segments are realigned to better serve the clients of the Company. Accordingly, prior periods are reclassified and presented on a comparable basis.

CAPITAL MARKETS ("CM")
CM includes institutional sales and trading services with an emphasis on the sale of U.S. equities and fixed income products to institutions. This segment also includes management of and participation in underwritings, merger and acquisition services and public finance activities. Additionally, CM includes earnings on investments acquired in connection with its business activities and net interest revenues on trading securities held in inventory.

PRIVATE CLIENT SERVICES ("PCS")
PCS principally provides individual investors with financial advice and investment products and services, including equity and fixed income securities, mutual funds and annuities. This segment also includes net interest income on client margin loans. PCS has approximately 830 financial advisers operating in 96 branch offices in 18 Midwest, Mountain and West Coast states.

CORPORATE SUPPORT AND OTHER
Corporate Support and Other consists primarily of the Company's investments in limited partnerships that invest in venture capital funds and the venture capital subsidiary. It also includes business activities managed on a corporate basis, including enterprise-wide administrative support functions.


68     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Reportable segment financial results for the respective year ended December 31, are as follows:

                                                                               Corporate Support          Consolidated
                                 Capital Markets   Private Client Services             and Other               Company
(DOLLARS IN THOUSANDS)           2003       2002         2003         2002       2003       2002       2003       2002
----------------------------------------------------------------------------------------------------------------------
Net revenues                 $430,355   $376,074    $352,113     $357,155    $  4,262   $ (4,177)  $786,730   $729,052
Direct operating expense      293,106    248,870     288,412      291,156      40,945     37,461    622,463    577,487
----------------------------------------------------------------------------------------------------------------------
 Direct contribution          137,249    127,204      63,701       65,999     (36,683)   (41,638)   164,267    151,565
Support cost                   59,303     61,549      35,219       36,097           -          -     94,522     97,646
----------------------------------------------------------------------------------------------------------------------
 Pre-tax operating income
   (loss) before
   unallocated charges       $ 77,946   $ 65,655    $ 28,482     $ 29,902    $(36,683)  $(41,638)    69,745     53,919
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Cash award plan                                                                                      24,000          -
Regulatory settlement                                                                                     -     32,500
Merger and restructuring                                                                                  -      7,976
Royalty fee                                                                                           3,911      7,482
                                                                                                   -------------------
 Consolidated income before
   taxes                                                                                           $ 41,834   $  5,961
                                                                                                   -------------------
                                                                                                   -------------------

                                                                                  Corporate Support          Consolidated
                                    Capital Markets   Private Client Services             and Other               Company
(Dollars in thousands)              2002       2001         2002         2001       2002       2001       2002       2001
-------------------------------------------------------------------------------------------------------------------------
Net revenues                    $376,074   $422,235    $357,155     $392,447    $ (4,177)  $(13,910)  $729,052   $800,772
Direct operating expense         248,870    274,688     291,156      324,470      37,461     35,351    577,487    634,509
-------------------------------------------------------------------------------------------------------------------------
 Direct contribution             127,204    147,547      65,999       67,977     (41,638)   (49,261)   151,565    166,263
Support cost                      61,549     71,013      36,097       28,964           -          -     97,646     99,977
-------------------------------------------------------------------------------------------------------------------------
 Pre-tax operating income
   (loss) before unallocated
   charges                      $ 65,655   $ 76,534    $ 29,902     $ 39,013    $(41,638)  $(49,261)    53,919     66,286
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Regulatory settlement                                                                                   32,500          -
Amortization of goodwill and
 acquisition-related
 compensation                                                                                                -     17,641
Merger and restructuring                                                                                 7,976     65,697
Royalty fee                                                                                              7,482     55,753
                                                                                                      -------------------
 Consolidated income (loss)
   before taxes                                                                                       $  5,961   $(72,805)
                                                                                                      -------------------
                                                                                                      -------------------


                                         PIPER JAFFRAY ANNUAL REPORT 2003     69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 21  Income Taxes

On the consolidated financial statements, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates.

The components of income tax expense (benefit) were:

YEAR ENDED DECEMBER 31
(DOLLARS IN THOUSANDS)                                           2003       2002       2001
-------------------------------------------------------------------------------------------
Current:
  Federal                                                     $17,528   $ 12,809   $(20,876)
  State                                                         4,380      4,152     (2,891)
  Foreign                                                         418        280        230
-------------------------------------------------------------------------------------------
                                                               22,326     17,241    (23,537)
-------------------------------------------------------------------------------------------
Deferred:
  Federal                                                      (5,529)    (9,952)       697
  State                                                          (962)    (1,434)        86
-------------------------------------------------------------------------------------------
                                                               (6,491)   (11,386)       783
-------------------------------------------------------------------------------------------
Total tax expense (benefit)                                   $15,835   $  5,855   $(22,754)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended December 31 was as follows:

(DOLLARS IN THOUSANDS)                                           2003       2002       2001
-------------------------------------------------------------------------------------------
Federal income tax at statutory rates                         $14,642   $  2,087   $(25,482)
Increase (reduction) in taxes resulting from:
  State income taxes, net of federal tax benefit                2,270      1,767     (1,823)
  Goodwill amortization                                             -          -      5,054
  Net tax-exempt interest income                               (2,933)    (3,692)    (1,525)
  Fines and penalties                                             350      4,953          -
  Other, net                                                    1,506        740      1,022
-------------------------------------------------------------------------------------------
Total tax expense (benefit)                                   $15,835   $  5,855   $(22,754)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------



70     PIPER JAFFRAY ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The net deferred tax asset included in other assets at December 31 on the Consolidated Statements of Financial Condition consisted of the following items:

(DOLLARS IN THOUSANDS)                       2003          2002
---------------------------------------------------------------
Deferred tax assets:
  Liabilities/accruals not
    currently deductible                  $26,254       $28,628
  Pension and retirement costs             10,086         8,503
  Deferred compensation                    14,854         7,651
  Other                                     5,382         5,613
---------------------------------------------------------------
                                           56,576        50,395
---------------------------------------------------------------
Deferred tax liabilities:
  Partnership investments                     588         1,700
  Fixed assets                              3,188         2,180
  Other                                       130           336
---------------------------------------------------------------
                                            3,906         4,216
---------------------------------------------------------------
Net deferred tax assets                   $52,670       $46,179
---------------------------------------------------------------
---------------------------------------------------------------

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

As part of the Distribution, the Company entered into a tax sharing agreement with USB that governs each parties' responsibilities, as it relates to income taxes, going forward. Pursuant to this agreement, USB is generally responsible for any future liabilities resulting from Internal Revenue Service audits for those years the Company was part of the USB consolidated income tax return.


                                         PIPER JAFFRAY ANNUAL REPORT 2003     71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUPPLEMENTAL INFORMATION

Quarterly Information (UNAUDITED)

2003 FISCAL QUARTER
(Amounts in thousands, except per share data)                    First     Second      Third     Fourth
-------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                $174,634   $210,377   $214,900   $206,330
INTEREST EXPENSE                                                 5,427      5,327      4,225      4,532
NET REVENUES                                                   169,207    205,050    210,675    201,798
NON-INTEREST EXPENSES                                          162,024    191,380    184,570    206,922
INCOME (LOSS) BEFORE INCOME TAXES                                7,183     13,670     26,105     (5,124)
NET INCOME (LOSS)                                                4,693      8,622     16,030     (3,346)
EARNINGS PER COMMON SHARE
  Basic                                                       $   0.24   $   0.45   $   0.83   $  (0.17)
  Diluted                                                     $   0.24   $   0.45   $   0.83   $  (0.17)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  Basic                                                         19,190     19,223     19,260     19,273
  Diluted                                                       19,190     19,223     19,260     19,273

2002 FISCAL QUARTER
(Amounts in thousands, except per share data)                    First     Second      Third     Fourth
-------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                $191,405   $215,774   $170,702   $185,486
INTEREST EXPENSE                                                 8,127     13,379      6,630      6,179
NET REVENUES                                                   183,278    202,395    164,072    179,307
NON-INTEREST EXPENSES                                          168,001    186,509    158,765    209,816
INCOME (LOSS) BEFORE INCOME TAXES                               15,277     15,886      5,307    (30,509)
NET INCOME (LOSS)                                                9,076      9,947      4,308    (23,225)
EARNINGS PER COMMON SHARE
  Basic                                                       $   0.47   $   0.52   $   0.23   $  (1.21)
  Diluted                                                     $   0.47   $   0.52   $   0.23   $  (1.21)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  Basic                                                         19,198     19,132     19,150     19,162
  Diluted                                                       19,198     19,132     19,150     19,162

Market for Piper Jaffray Common Stock and Related Shareholder Matters

STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol "PJC." Our separation from U.S. Bancorp was completed on December 31, 2003 and our common stock began "regular trading" on the New York Stock Exchange on January 2, 2004. Consequently, historical quarterly price information is not available for shares of our common stock. On February 6, 2004, the last reported sale price of our common stock was $46.75 per share.

SHAREHOLDERS
We had 49,217 shareholders of record and an estimated 217,000 beneficial owners of our common stock as of February 6, 2004.

DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend policy at any time and will make any such future determination regarding the payment of dividends based upon various factors then existing, including:

- our financial condition, operating results and current and anticipated cash needs,

- general economic and business conditions,

- our strategic plans and business prospects,

- legal,   contractual  and  regulatory  restrictions  on  our  ability  to  pay dividends, and

- other factors that our board of directors may consider to be relevant.

Restrictions on our broker dealer subsidiary's ability to pay dividends are described in Note 15 to the consolidated financial statements.



72     PIPER JAFFRAY ANNUAL REPORT 2003