Form 10-K, Exhibit 13
period 2004-12-31
PIPER JAFFRAY COMPANIES
filed 2005-03-04
CIK 1230245

Piper Jaffray Companies
SELECTED FINANCIAL DATA
The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto.

YEARS ENDED DECEMBER 31,
(Dollars and Shares in Thousands, Except Per Share Data)	2004	2003	2002	2001	2000

Revenues:
Commissions and fees	$263,730	$256,747	$275,682	$302,289	$374,611
Principal transactions	188,526	215,191	171,957	181,469	232,426
Investment banking	257,932	229,945	208,740	247,929	342,104
Interest	47,469	45,276	59,685	95,436	144,308
Other income	57,967	59,082	47,303	52,865	53,006

Total revenues	815,624	806,241	763,367	879,988	1,146,455
Interest expense	18,126	19,511	34,315	79,216	128,177

Net revenues	797,498	786,730	729,052	800,772	1,018,278

Non-interest expenses:
Compensation and benefits	488,394	482,397	449,329	513,623	662,592
Cash award program	4,717	24,000	–	–	–
Regulatory settlement	–	–	32,500	–	–
Amortization of acquisition-related compensation and goodwill	–	–	–	17,641	30,108
Merger and restructuring	–	–	7,976	65,697	8,889
Royalty fee	–	3,911	7,482	55,753	47,750
Other non-compensation and benefits	224,766	235,539	226,966	221,940	229,750

Total non-interest expense	717,877	745,847	724,253	874,654	979,089

Income (loss) before income tax expense (benefit)	79,621	40,883	4,799	(73,882)	39,189
Income tax expense (benefit)	29,273	14,884	4,693	(23,831)	18,481

Net income (loss)	$50,348	$25,999	$106	$(50,051)	$20,708

Earnings per common share
Basic	$2.60	$1.35	$0.01	$(2.60)	$1.09
Diluted	$2.60	$1.35	$0.01	$(2.60)	$1.09
Weighted average number of common shares
Basic	19,333	19,237	19,160	19,279	19,060
Diluted	19,399	19,237	19,160	19,279	19,060
Other data
Total assets	$2,828,257	$2,380,647	$2,032,452	$2,734,370	$2,735,918
Long-term debt	$180,000	$180,000	$215,000	$475,000	$475,000
Shareholders’ equity	$725,428	$669,795	$609,857	$378,724	$362,331
Total employees	3,027	2,991	3,227	3,255	3,845
Total Private Client Services offices	91	96	103	107	112
10       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the accompanying audited consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors identified in the document entitled “Risk Factors” filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2004, and in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC’s Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.
EXECUTIVE OVERVIEW
We are principally engaged in providing securities brokerage, investment banking and related financial services to individuals, corporations and public sector and non-profit entities in the United States, with limited activity in Europe. We operate through three reportable segments:

•	Capital Markets – This segment consists of our equity and fixed income institutional sales and trading and investment banking businesses. It generates revenues primarily through commissions and sales credits earned on equity and fixed income transactions, fees earned on investment banking and public finance activities, and net interest earned on securities inventories. While we maintain securities inventories primarily to facilitate customer transactions, our Capital Markets business also realizes profits and losses from trading activities related to these securities inventories.

•	Private Client Services – This segment comprises our retail brokerage business, which provides financial advice and a wide range of financial products and services to individual investors through our network of branches. It generates revenues primarily through commissions earned on equity and fixed income transactions, commissions earned for distribution of mutual funds and annuities, fees earned on fee-based investment management accounts and net interest from customers’ margin loan balances.

•	Corporate Support and Other – This segment includes business activities managed on a corporate basis (including services such as finance, legal and human resources), interest expense on our subordinated debt and the results of our private equity and venture capital businesses, which generate revenues through the management of private equity and venture capital funds. This segment also includes results related to our investments in these funds. Effective December 31, 2004, the management of our venture capital funds was transitioned to an independent company.
The securities business is a human capital business; accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated to serve the best interests of our clients, thereby serving the best interests of our company.
For 2004, our net income increased to $50.3 million from $26.0 million for 2003, resulting in diluted earnings per share of $2.60, a 92.6 percent increase over the prior year. Net revenues for 2004 were essentially flat over 2003, increasing $10.8 million, or 1.4 percent, to $797.5 million compared to $786.7 million in 2003. Our 2004 results reflected the stabilization of a three-year negative trend in private client revenues and substantially stronger equity underwriting and mergers and acquisitions revenues compared to 2003, offsetting weaker fixed income sales and trading revenues.
These results led to an increased return on tangible shareholders’ equity1 in 2004, which improved to 12.9 percent compared to 8.0 percent for 2003. Given the significant goodwill on our balance sheet, we believe that return on tangible shareholders’ equity is a more meaningful measure of our performance than return on total shareholders’ equity. The majority of the goodwill recorded on our balance sheet relates to U.S. Bancorp’s acquisition of our predecessor company, Piper Jaffray Companies Inc., and its subsidiaries in 1998. This goodwill reflects the premium paid
Piper Jaffray Annual Report 2004        11

Management’s Discussion and Analysis of Financial Condition and Results of Operations
by U.S. Bancorp for our business, and is reflected on our books in accordance with U.S. generally accepted accounting principles (“GAAP”). The following table sets forth a reconciliation of shareholders’ equity to tangible shareholders’ equity. Shareholders’ equity is the most directly comparable GAAP financial measure to tangible shareholders’ equity.

	AVERAGE FOR THE
	Year Ended	Year Ended	As of
	December 31,	December 31,	December 31,
(Dollars in Thousands)	2004	2003	2004

Shareholders’ equity	$699,163	$629,466	$725,428
Deduct: Goodwill and identifiable intangible assets	(308,875)	(305,635)	(321,834)

Tangible shareholders’ equity	$390,288	$323,831	$403,594

(1) Tangible shareholders’ equity equals total shareholders’ equity less goodwill and identifiable intangible assets. Return on average tangible shareholders’ equity is calculated by dividing trailing 12-month net income, for each period presented, by the average quarterly tangible common equity for the trailing 12-month period.
Economic Conditions and Financial Market Activities
Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are mostly unpredictable and beyond our control. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income markets, the level and shape of various yield curves and the demand for investment banking services as reflected by the number and size of public offerings and merger and acquisition transactions.
Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our Capital Markets business focuses primarily on the consumer, financial institutions, health care and technology industries within the corporate sector and on health care, higher education, housing, and state and local government entities within the government/ non-profit sector. These industries may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally. In either case, our business could be affected differently than overall market trends. Our Private Client Services business primarily operates in the midwest, mountain and west coast states, and an economic growth spurt or downturn that disproportionately impacts one or all of these regions may disproportionately affect our business compared with companies operating in other regions or more nationally or globally. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results of any individual period should not be considered indicative of future results.
RECENT ECONOMIC TRENDS
Challenging investment and economic conditions prevailed during 2002 and the first part of 2003 as the economy continued to show signs of weakness and recession driven by softness in corporate earnings, geopolitical concerns and reduced confidence in the integrity of reported financial information of several high-profile corporations. The impact of these economic conditions in 2002 through the first part of 2003 caused declines in equity returns for investors and a substantially lower number of investment banking transactions, as well as a decline in the volume and value of trading transactions. Economic conditions began to improve in the second quarter of 2003 as the economic stimulus provided by low interest rates and tax cuts eased some of the uncertainties in the U.S. and global economies. Capital expenditures began to increase and the major indices, fueled partly by a sharp rise in corporate profits, increased significantly in 2003. Economic expansion continued through 2004 at a measured pace. The Federal Reserve maintained an accommodating monetary environment through the second quarter, holding its target interest rate at one percent before starting a series of five 25-basis-point increases in the federal funds rate in 2004. In 2004, the broad indices failed to build on the 2003 market gains and maintained fairly narrow trading ranges until turning higher after the U.S. presidential election.
12       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
MARKET DATA
The following table provides a summary of relevant market data over the past three years.

				2004	2003
YEAR ENDED DECEMBER 31,	2004	2003	2002	v 2003	v 2002

Dow Jones Industrials a	10,783	10,454	8,342	3.1%	25.3%
NASDAQ a	2,175	2,003	1,336	8.6	49.9
NYSE Average Daily Value Traded ($ billions)	$46.1	$$38.5	$$40.9	19.7	(5.9)
NASDAQ Average Daily Value Traded ($ billions)	$34.6	$$28.0	$$28.8	23.6	(2.8)
Mergers and Acquisitions (number of transactions) b	7,808	7,130	6,451	9.5	10.5
Public Equity Offerings (number of transactions) c e	1,005	861	608	16.7	41.6
Initial Public Offerings (number of transactions) c	214	79	75	170.9	5.3
Managed Municipal Underwritings (number of transactions) d	13,556	15,033	14,404	(9.8)	4.4
Managed Municipal Underwritings (value of transactions in billions) d	$360.2	$383.7	$358.8	(6.1)	6.9
10-Year Treasuries Average Rate a	4.27%	4.02%	4.61%	6.2	(12.8)

(a)	Data provided is at period end.
(b)	Source: Securities Data Corporation.
(c)	Source: Dealogic (offerings with reported market value greater than $10 million).
(d)	Source: Thomson Financial.
(e)	Number of transactions includes convertible offerings.
Information Regarding Our
Spin-Off from U.S. Bancorp
On February 19, 2003, U.S. Bancorp announced its intention to organize its capital markets business unit into a new company and to effect a tax-free distribution of its shares in that company to U.S. Bancorp’s shareholders. This type of distribution is commonly referred to as a “spin-off.” On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp for the purpose of effecting the proposed spin-off. On December 31, 2003, after receiving regulatory approval, U.S. Bancorp distributed to its shareholders all of its interest in our new company. On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to U.S. Bancorp shareholders based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of U.S. Bancorp common stock owned.
In connection with the spin-off, we implemented a cash award program consisting of cash payments to a broad-based group of our employees. The award program was designed to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of the spin-off. We incurred a $24.0 million charge at the time of the spin-off from U.S. Bancorp and $4.7 million of cash awards expense in 2004. The balance of each cash award will be expensed over the next three years, which will result in charges of approximately $4.8 million, $4.8 million and $4.6 million in 2005, 2006 and 2007, respectively.
Results of Operations
Our consolidated financial statements are prepared in conformity with GAAP. The consolidated financial statements, for periods prior to the spin-off, included the adjustments necessary to reflect our operations as if the organizational changes resulting from our spin-off had been consummated prior to the distribution. However, the consolidated financial statements, for periods prior to the spin-off, may not necessarily be indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company during those periods.
Generally, our consolidated results, for periods prior to the spin-off, include revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of U.S. Bancorp may have provided services to us. These services primarily related to employee services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management. Costs included in the consolidated financial statements for these types of shared services were determined based on actual
Piper Jaffray Annual Report 2004        13

Management’s Discussion and Analysis of Financial Condition and Results of Operations
costs to U.S. Bancorp and allocated to us based on our proportionate usage of those services. Proportionate usage was determined based on the number of our employees, actual hours used, square footage of office space or other similar methodologies. Our management believes the assumptions underlying the consolidated financial statements are reasonable.
Prior to the spin-off, income taxes were determined on a separate return basis as if we had not been eligible to be included in the consolidated income tax return of U.S. Bancorp and its affiliates. U.S. Bancorp was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed had we been a stand-alone entity.
FINANCIAL SUMMARY
The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

RESULTS OF OPERATIONS						AS A PERCENTAGE OF
						NET REVENUES

						FOR THE YEAR ENDED
FOR THE YEAR ENDED DECEMBER 31,						DECEMBER 31,
				2004	2003
(Amounts in Thousands)	2004	2003	2002	v 2003	v 2002	2004	2003	2002

Revenues:
Commissions and fees	$263,730	$256,747	$275,682	2.7%	(6.9)%	33.1%	32.6%	37.8%
Principal transactions	188,526	215,191	171,957	(12.4)	25.1	23.6	27.4	23.6
Investment banking	257,932	229,945	208,740	12.2	10.2	32.3	29.2	28.6
Interest	47,469	45,276	59,685	4.8	(24.1)	6.0	5.8	8.2
Other income	57,967	59,082	47,303	(1.9)	24.9	7.3	7.5	6.5

Total revenues	815,624	806,241	763,367	1.2	5.6	102.3	102.5	104.7
Interest expense	(18,126)	(19,511)	(34,315)	(7.1)	(43.1)	(2.3)	(2.5)	(4.7)

Net revenues	797,498	786,730	729,052	1.4	7.9	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	488,394	482,397	449,329	1.2	7.4	61.2	61.3	61.6
Occupancy and equipment	57,066	58,025	55,549	(1.7)	4.5	7.2	7.4	7.6
Communications	42,198	37,599	36,316	12.2	3.5	5.3	4.8	5.0
Floor brokerage and clearance	17,309	22,755	26,040	(23.9)	(12.6)	2.2	2.9	3.6
Marketing and business development	42,468	39,030	44,115	8.8	(11.5)	5.3	5.0	6.1
Outside services	41,477	38,511	42,535	7.7	(9.5)	5.2	4.9	5.8
Cash award program	4,717	24,000	–	(80.3)	N/M	0.6	3.1	–
Regulatory settlement	–	–	32,500	N/M	N/M	–	–	4.5
Merger and restructuring	–	–	7,976	N/M	N/M	–	–	1.1
Royalty fee	–	3,911	7,482	N/M	(47.7)	–	0.5	1.0
Other operating expenses	24,248	39,619	22,411	(38.8)	76.8	3.0	4.9	3.0

Total non-interest expenses	717,877	745,847	724,253	(3.8)	3.0	90.0	94.8	99.3

Income before taxes	79,621	40,883	4,799	94.8	751.9	10.0	5.2	0.7
Income tax expense	29,273	14,884	4,693	96.7	217.2	3.7	1.9	0.7

Net income	$50,348	$25,999	$106	93.7%	N/M %	6.3%	3.3%	0.0%

NM – Not Meaningful
Net income increased to $50.3 million for the year ended December 31, 2004, up from $26.0 million for the year ended December 31, 2003. Net revenues increased 1.4 percent to $797.5 million in 2004, from $786.7 million in the prior year, as increased revenues in investment banking and commissions and fees were nearly offset by a decline in principal transactions. Principal transactions decreased 12.4 percent from 2003, largely due to a decline in our fixed income institutional sales and trading business. Our fixed income institutional sales and trading revenues hit record levels for Piper Jaffray in the second and third
14       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
quarters of 2003, but rising interest rates created a more challenging fixed income environment in 2004. Investment banking revenues increased 12.2 percent to $257.9 million in 2004, compared with $229.9 million in 2003, as a result of increased merger and acquisition and equity underwriting activity. Commissions and fees revenue totaled $263.7 million in 2004, an increase of 2.7 percent from 2003. The increase in commissions and fees was driven by increased managed account balances that resulted in increased managed account fees, which are charged as a percentage of the account balance rather than on a transaction basis. Non-interest expenses decreased 3.8 percent to $717.9 million for 2004, from $745.8 million for 2003. This decrease was primarily attributable to the cash award charge of $24.0 million taken in the fourth quarter of 2003. Additionally in 2004, we recorded lower loan losses on employee loans and lower litigation-related charges, which were partially offset by new costs related to our status as a public company.
Net income increased to $26.0 million in 2003, up from $0.1 million in 2002, reflecting the improved economy and market performance during the last six months of 2003. Net revenues increased to $786.7 million in 2003, up 7.9 percent over 2002 net revenues of $729.1 million. The largest component of our 2003 revenue stream was commissions and fees at $256.7 million, down 6.9 percent from the prior year. Commissions and fees declined due to lower transaction volumes in equities and equity-related products, such as mutual funds, in the first half of 2003. In addition, commission revenues decreased due to continued attrition of financial advisors in our Private Client Services business. Principal transactions grew 25.1 percent from 2002 to 2003, largely due to strong fixed income sales and trading activity, which led this business to achieve record levels of revenue in the second and third quarters of 2003. Fixed income products, and particularly corporate bonds and mortgages, were a key driver of our revenue growth throughout 2003. Investment banking revenue increased 10.2 percent in 2003 over 2002, primarily due to improved equity underwriting activity. This increase was aided by the first full-year results of the convertible bond product offering we added at the end of 2002. Other income grew 24.9 percent, primarily due to a new agreement related to providing cash sweep products to our clients. Non-interest expenses increased to $745.8 million in 2003 from $724.3 million in 2002, due largely to higher incentive compensation resulting from our improved financial performance compared to 2002 and increased litigation-related expenses, as well as additions to employee loan loss reserves in anticipation of financial advisor attrition resulting from our new Private Client Services compensation plan. In addition, 2003 non-interest expenses include the $24.0 million charge related to the cash award program. Non-interest expenses in 2002 included a $32.5 million charge resulting from the settlement we entered into in connection with the regulatory investigation of equity research and its relationship to investment banking. For more details regarding this settlement, see “Consolidated Non-Interest Expenses – Regulatory Settlement” below.
CONSOLIDATED NON-INTEREST EXPENSES
Compensation and Benefits – A substantial portion of compensation expense is comprised of variable incentive arrangements and commissions, the amounts of which fluctuate in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. Compensation and benefits expenses increased 1.2 percent to $488.4 million in 2004, from $482.4 million in 2003. Compensation and benefits expenses as a percentage of net revenues were essentially flat at 61.2 percent for 2004, versus 61.3 percent for 2003. We recorded $7.3 million in expense for the discretionary profit-sharing component of our Retirement Plan in 2004.
Compensation and benefits expenses rose to $482.4 million in 2003 from $449.3 million in 2002, an increase of 7.4 percent. The increase was due primarily to an increase in the variable portion of our compensation as a result of increased revenue and operating profits. In addition, in 2003 we recorded $9.5 million in expense for the discretionary profit-sharing component of our Retirement Plan based on our 2003 profitability. In 2002, we did not record expense for the discretionary profit-sharing component of our Retirement Plan.
Occupancy and Equipment – Occupancy and equipment expenses were $57.1 million in 2004, compared with $58.0 million in 2003. Occupancy and equipment expenses in 2004 included $1.5 million of accelerated depreciation expense relating to an information system conversion and higher software amortization costs reflecting the fact that we recorded a full year of amortization associated with the implementation of a new fixed income trading system in late 2003. Expenses for 2003 included a $4.1 million write-off of internally developed software associated with the new fixed income trading system implementation.
Piper Jaffray Annual Report 2004        15

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Occupancy and equipment expenses were $58.0 million in 2003 compared with $55.5 million in 2002. This increase was due primarily to the 2003 $4.1 million write-off of internally developed software described above. This write-off was offset partially by reduced depreciation on furniture and equipment.
Communications – Communications expenses include costs for telecommunication and data communication services, primarily consisting of expense for obtaining third-party market data information. Communications expenses were $42.2 million in 2004, compared with $37.6 million in 2003. This increase was due primarily to higher communication infrastructure costs resulting from our separation from U.S. Bancorp and increased costs to support our fixed income sales and trading capabilities.
Communications expenses increased 3.5 percent to $37.6 million in 2003, compared with $36.3 million in 2002. This increase was driven by higher market data services expenses that reflected our increased business activity.
Floor Brokerage and Clearance – Floor brokerage and clearance expenses were $17.3 million in 2004, compared with $22.8 million for 2003, a decrease of 23.9 percent. This decrease is a result of our continued efforts to reduce expenses associated with accessing electronic communication networks and our efforts to execute a greater number of trades through our own trading desks. Floor brokerage and clearance expenses as a percentage of net revenues were 2.2 percent in 2004, reduced from 2.9 percent in 2003.
Floor brokerage and clearance expenses decreased 12.6 percent in 2003 compared to 2002, from $26.0 million in 2002 to $22.8 million in 2003, again due to our efforts to reduce fees for accessing electronic communication networks. Floor brokerage and clearance expenses as a percentage of net revenues were 2.9 percent in 2003, compared to 3.6 percent in 2002.
Marketing and Business Development – Marketing and business development expenses include travel and entertainment, postage, supplies and promotional and advertising costs. Marketing and business development expenses were $42.5 million in 2004, compared with $39.0 million in 2003, an increase of 8.8 percent. This increase was attributable to a significant increase in equity deal activity as we completed 32 more deals in 2004, an increase of 52.5 percent over 2003, and higher travel costs related to our fixed income corporate sales and trading efforts.
Marketing and business development expenses declined 11.5 percent in 2003 over 2002, to $39.0 million for 2003 from $44.1 million for 2002. The decrease was primarily attributable to our efforts to reduce discretionary spending on travel and advertising in the first half of 2003 while market activity remained soft, a continuation from 2002.
Outside Services – Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. Outside services expenses increased to $41.5 million in 2004, compared with $38.5 million for the prior year. This 7.7 percent increase primarily reflects the costs for outsourcing the operation of our network and mainframe to a third-party vendor, a change we made in 2004, and additional costs resulting from our new status as a public company.
Outside services expenses decreased 9.5 percent to $38.5 million in 2003 compared with $42.5 million for 2002. This decrease primarily reflects a decline in computer consulting expenses in 2003 over 2002 due to the completion in 2002 of a project to outsource certain securities processing activities.
Cash Award Program – As discussed above under the caption, “Information Regarding Our Spin-off from U.S. Bancorp,” a broad-based group of our employees was granted cash awards in connection with our spin-off from U.S. Bancorp. We incurred a $24.0 million charge at the time of the spin-off from U.S. Bancorp, which was included in our 2003 results of operations, and $4.7 million of cash awards expense in 2004.
Regulatory Settlement – In connection with a broad industry investigation of equity research and its relationship to investment banking, we recognized a $32.5 million settlement charge in 2002. The charge was predicated on a settlement with certain federal, state and industry regulatory agencies consisting of $12.5 million in fines and penalties, $12.5 million for a distribution fund primarily representing the disgorgement of profits and $7.5 million to fund independent equity research to be provided to investors. The terms of this settlement were finalized effective April 28, 2003.
Merger and Restructuring – Merger and restructuring-related charges were $8.0 million in 2002. Restructuring measures were taken in response to continued weakness in the equity market and resulted in expenses of $5.3 million for severance, other benefits and outplacement costs associated with the termination of employees and $0.5 million for asset write-downs and lease terminations for branch closings. In addition, we incurred expenses of $2.2 million related
16       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
to integrating the fixed income division of U.S. Bancorp Investments, Inc. into our fixed income business in connection with an integration plan associated with the 2001 merger of U.S. Bancorp and Firstar Corporation.
Royalty Fee – As a subsidiary of U.S. Bancorp, we were charged royalty fees for the use of U.S. Bancorp tradenames and trademarks. These charges were discontinued at the time of our spin-off from U.S. Bancorp.
Other Operating Expenses – Other operating expenses include insurance costs, license and registration fees, financial advisor loan loss contingencies, expenses related to our charitable giving program, and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory settlements, awards or judgments, and fines. Other operating expenses decreased to $24.2 million in 2004, compared with $39.6 million in 2003, a decrease of $15.4 million or 38.8 percent. In the second quarter of 2003, we increased our allowance for financial advisor loan losses by $8.8 million in conjunction with implementing a new compensation plan that we expected would result in attrition of certain financial advisors. The underlying loans are typically made to financial advisors in connection with their recruitment and are forgivable based on continued employment. We amortize the loans using the straight-line method over the terms of the loans, which generally range from three to five years. Loan recipients who leave us prior to full forgiveness of their loan balance are obligated to repay remaining balances. However, historical collection efforts have been difficult. Given these facts, an employee loan loss reserve is established when employees with remaining balances terminate and it is probable that the loans are not collectible. During the first and second quarters of 2003, we communicated to financial advisors certain changes to our production-based compensation plans that were effective in the third quarter of 2003. These compensation changes reflected a shift from a product-based payout to a production-based payout. This change more closely aligned our new compensation plan with the compensation plans of our competitors. Subsequent to these communications, we experienced attrition of certain financial advisors, primarily those with low levels of production. We expected this trend to continue and, based on historical collection efforts, to result in employee loan losses. Accordingly, we increased our allowance for our exposure to employee loan losses in 2003. In 2004, we reduced the loan loss reserve by $2.1 million, reflecting our belief that we would not experience further attrition of financial advisors related to the new compensation plan, as well as the fact that attrition related to the plan was lower than originally expected.
Further contributing to the decrease in other operating expenses were reduced litigation-related costs, which totaled $4.4 million in 2004 in comparison to $16.1 million in 2003, a decrease of 72.7 percent. The decrease in other operating expenses was offset in part by a $3.1 million increase in costs for corporate insurance as a result of being a stand-alone public company and new expenses associated with our charitable giving program.
In 2002, other operating expenses included, in addition to the items mentioned above, service charges from U.S. Bancorp and its affiliates for corporate support. Other operating expenses increased from $22.4 million in 2002 to $39.6 million in 2003. This 76.8 percent increase related primarily to the $8.8 million increase in our loan loss allowance. Also contributing to the increase in other operating expenses was an increase in litigation-related expenses incurred in 2003 as these expenses were $16.1 million for 2003 as compared with $10.9 million in 2002.
Income Taxes – Our provision for income taxes for 2004 was $29.3 million, an effective tax rate of 36.8 percent, compared with $14.9 million, an effective tax rate of 36.4 percent, for 2003, and compared with $4.7 million, an effective tax rate of 97.8 percent, for 2002. The non-deductibility in 2002 of the regulatory fine associated with the equity research regulatory settlement was the primary factor in the higher effective tax rate in 2002 compared to that in subsequent years.
SEGMENT PERFORMANCE
We measure financial performance by business segment. Our three segments are Capital Markets, Private Client Services, and Corporate Support and Other. We determined these segments based on factors such as the type of customers served, the nature of products and services provided and the distribution channels used to provide those products and services. Segment pre-tax operating income or loss and segment pre-tax operating margin are used by our management team to evaluate and measure segment performance for purposes of allocating resources and to assess our performance relative to that of our competitors. Segment pre-tax operating income or loss is derived from our business unit profitability reporting systems by specifically attributing customer relationships and their related revenues and expenses to the appropriate segment. Expenses directly managed by
Piper Jaffray Annual Report 2004        17

Management’s Discussion and Analysis of Financial Condition and Results of Operations
the business unit are accounted for within each segment’s pre-tax operating income or loss. Investment research, operations, technology and compliance costs are allocated based on each segment’s use of these functions to support its business. General and administrative expenses incurred by centrally managed corporate support functions are included within Corporate Support and Other. To enhance the comparability of business segment results over time, the royalty fees previously assessed by U.S. Bancorp, cash awards granted to employees in connection with our spin-off from U.S. Bancorp, merger and restructuring-related charges and certain infrequent regulatory settlement costs are not included in segment pre-tax operating income or loss. We may change designations, assignments and allocations from time to time as our financial reporting systems are enhanced and methods of evaluating performance change or business segments are realigned to better serve our customer base. The presentation reflects our current management structure and, accordingly, all periods are presented on a comparable basis.
Our primary revenue-producing segments, Capital Markets and Private Client Services, have different compensation plans and non-compensation cost structures that impact the operating margins of the two segments differently during periods of increasing or decreasing business activity and revenues. Compensation expense for Capital Markets is driven primarily by pre-tax operating income of the segment, whereas compensation expense for Private Client Services is driven primarily by net revenues.
The following table provides our segment performance for the periods presented:

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2004	2003
(Dollars in Thousands)	2004	2003	2002	v 2003	v 2002

Net revenues
Capital Markets	$431,135	$430,355	$376,074	0.2%	14.4%
Private Client Services	355,176	352,113	357,155	0.9	(1.4)
Corporate Support and Other	11,187	4,262	(4,177)	162.5	202.0

Total	$797,498	$786,730	$729,052	1.4%	7.9%

Pre-tax operating income (loss) before unallocated charges a
Capital Markets	$74,392	$76,749	$60,655	(3.1)%	26.5%
Private Client Services	48,034	28,180	29,902	70.5	(5.8)
Corporate Support and Other	(38,088)	(36,135)	(37,800)	5.4	(4.4)

Total	$84,338	$68,794	$52,757	22.6%	30.4%

Pre-tax operating margin before unallocated charges
Capital Markets	17.3%	17.8%	16.1%
Private Client Services	13.5%	8.0%	8.4%
Total	10.6%	8.7%	7.2%

(a)	See Reconciliation to pre-tax operating income (loss) including unallocated charges for detail on expenses excluded from segment performance.

Reconciliation to pre-tax operating income including unallocated charges:
Pre-tax operating income before unallocated charges	$84,338	$68,794	$52,757
Cash award program	4,717	24,000	–
Regulatory settlement	–	–	32,500
Merger and restructuring	–	–	7,976
Royalty fee	–	3,911	7,482

Consolidated income before income tax expense	$79,621	$40,883	$4,799

18       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
CAPITAL MARKETS

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2004	2003
(Dollars in Thousands)	2004	2003	2002	v 2003	v 2002

Net revenues:
Institutional sales and trading
Fixed income	$79,752	$101,865	$70,318	(21.7)%	44.9%
Equities	117,302	122,303	112,871	(4.1)	8.4

Total institutional sales and trading	197,054	224,168	183,189	(12.1)	22.4

Investment banking
Underwriting
Fixed income	62,097	64,762	73,346	(4.1)	(11.7)
Equities	87,505	70,202	46,027	24.6	52.5
Mergers and acquisitions	78,066	63,258	62,156	23.4	1.8

Total investment banking	227,668	198,222	181,529	14.9	9.2

Other net interest income	4,912	4,242	8,000	15.8	(47.0)
Other income	1,501	3,723	3,356	(59.7)	10.9

Total net revenues	$431,135	$430,355	$376,074	0.2%	14.4%

Pre-tax operating income before unallocated charges	$74,392	$76,749	$60,655	(3.1)%	26.5%
Pre-tax operating margin	17.3%	17.8%	16.1%

Institutional sales and trading revenues are comprised of all the revenues generated through trading activities. These revenues, which are generated primarily through the facilitation of customer trades, include principal transactions revenues, commissions and the interest income or expense associated with financing or hedging our inventory positions. To assess the profitability of institutional sales and trading activities, we aggregate principal transactions, commissions and net interest revenues. Institutional sales and trading revenues decreased 12.1 percent in 2004 to $197.1 million, compared to $224.2 million in 2003. Equity institutional sales and trading decreased 4.1 percent in 2004, to $117.3 million, compared to $122.3 million in the prior year. This decline is primarily attributable to a reduction in revenue related to convertible sales and trading activity as a result of difficult market conditions. Fixed income institutional sales and trading revenues decreased 21.7 percent to $79.8 million in 2004, compared to $101.9 million in 2003. The significant decline in fixed income revenues from the prior year was primarily attributable to substantially reduced institutional client order flow and reduced trading profits. The decrease in 2004 also reflected the fact that our fixed income business achieved record revenues in the second and third quarters of 2003 driven by high-yield corporate bonds where we have proprietary research capabilities. The rising interest rate environment in 2004 created a more challenging fixed income environment. As a result of the more challenging fixed income environment in 2004, we took steps during the second quarter of 2004 to reduce our fixed income inventory Value-at-Risk. This reduction limited both the risk and the potential return associated with principal transactions.
Investment banking revenue increased to $227.7 million in 2004, compared with $198.2 million in the prior year, up 14.9 percent. This increase reflects higher equity underwriting activity during the first half of 2004 compared with the corresponding period of 2003. During 2004, we completed 93 equity offerings, raising $12.6 billion in capital for our clients, compared to 61 equity offerings, raising $8.2 billion in capital, during 2003. Additionally, merger and acquisition activity rose. We completed 49 deals valued at $6.8 billion in 2004, compared to 38 deals valued at $5.1 billion in 2003. Fixed income investment banking revenues decreased 4.1 percent from the prior year to $62.1 million in 2004, as a result of a shift from advisory fee revenue to principal transactions revenue in our fixed income derivatives business.
Segment pre-tax operating margin for 2004 decreased to 17.3 percent from 17.8 percent for 2003 as fixed compensation costs increased while net revenues remained flat.
Capital Markets net revenues increased 14.4 percent to $430.4 million in 2003 from $376.1 million in
Piper Jaffray Annual Report 2004        19

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2002. Institutional sales and trading revenue increased 22.4 percent to $224.2 million in 2003 compared with $183.2 million for 2002, primarily due to higher institutional trading volumes, particularly in fixed income products. In addition, equity institutional revenue grew in 2003 despite lower trading volumes as we reduced trading losses incurred from facilitating customer transactions.
Investment banking revenue increased to $198.2 million in 2003 compared with $181.5 million in 2002, an increase of 9.2 percent, due primarily to increased equity underwriting activity, aided by the first full year of results for the convertible bond product offerings we added at the end of 2002.
Segment pre-tax operating margin for Capital Markets increased to 17.8 percent for 2003, compared with 16.1 percent for 2002. The increase in pre-tax operating margin for 2003, was due primarily to the increase in net revenues over 2002 and improved leveraging of fixed expenses such as marketing and business development, occupancy and salary costs.
PRIVATE CLIENT SERVICES

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2004	2003
(Dollars in Thousands)	2004	2003	2002	v 2003	v 2002

Net revenues	$355,176	$352,113	$357,155	0.9%	(1.4)%
Pre-tax operating income before unallocated charges	$48,034	$28,180	$29,902	70.5%	(5.8)%
Pre-tax operating margin	13.5%	8.0%	8.4%
Number of financial advisors (period end)	860	874	991

Private Client Services 2004 net revenues were relatively flat compared to 2003. Managed account fees, which are charged as a percentage of an account’s asset balance rather than on a transaction basis, increased as a result of higher asset balances in managed accounts in 2004, reflecting improved conditions in the equity markets. This increase was partially offset by decreased transactional business due to a decline in individual investor sentiment that began during the second half of 2004 and continued until the conclusion of the presidential election, after which we experienced an increase in activity. Total Private Client Services assets under management increased from $49.6 billion at December 31, 2003, to $51.2 billion at December 31, 2004, largely due to 2004 equity market gains.
Another factor that limited 2004 net revenues was the decline in the number of our financial advisors when compared to 2003. The number of financial advisors includes both developing and experienced financial advisors. The decreased number of financial advisors reflected both the attrition of certain financial advisors following the change in our compensation program described above under the caption “Consolidated Non-Interest Expenses – Operating Expenses” and the difficulty of recruiting experienced financial advisors following the announcement in early 2003 of our impending spin-off from U.S. Bancorp and the resulting uncertainty surrounding the future of our business. Recruiting efforts improved somewhat over the course of 2004, and the net attrition of financial advisors halted in the third quarter of 2004. We continue to work to grow our financial advisor ranks, which we expect to accomplish over the long term primarily by training professionals to become financial advisors and by selectively recruiting experienced financial advisors.
Despite net revenues being flat year over year, segment pre-tax operating margin for Private Client Services increased to 13.5 percent for 2004 compared to 8.0 percent in 2003, due to lower financial advisor loan loss reserves, a reduction in litigation-related expenses and diligent cost control efforts.
Private Client Services net revenues decreased to $352.1 million in 2003, compared with $357.2 million in 2002, due primarily to reduced mutual fund commissions, lower account fees and reduced investment management account fees. These reductions were offset partially by increased revenue resulting from a new agreement related to providing cash sweep products to our clients. The reductions in revenue also reflected significant attrition among lower-producing financial advisors due to the new compensation plan for financial advisors implemented in mid-2003, as described above.
Segment pre-tax operating margin for Private Client Services decreased to 8.0 percent in 2003, compared with 8.4 percent for 2002. This decline was primarily attributable to an increase in employee loan losses related to forgivable loans made to our financial advisors. Also contributing to the decreased operating
20       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
margin were increased litigation-related expenses in 2003 as compared with 2002 reflecting an increase in the number of complaints, legal actions, investigations and regulatory proceedings in which we were involved, which was a trend throughout the securities industry. Mostly offsetting these additional expenses were reductions in fixed and variable compensation expense for 2003 that resulted from our previous restructuring efforts.
Corporate Support and Other
Corporate Support and Other includes revenues primarily attributable to our private equity and venture capital businesses and our investments in private equity and venture capital funds. On December 31, 2004, we transitioned our venture capital business to an independent firm. Going forward, we will maintain our existing investments in the venture capital funds, but management of these funds will be performed by this independent firm, rather than by Piper Jaffray. This change is not expected to have a significant impact on our future operating results. The Corporate Support and Other segment also includes interest expense on our subordinated debt, which is recorded as a reduction of net revenues. Net revenues for this segment increased to $11.2 million in 2004, compared with $4.3 million for the prior year. This change was due primarily to revenue recorded in 2004 pertaining to our investments in two limited partnerships that are consolidated for financial statement purposes. In addition, interest expense on our subordinated debt decreased as we reduced our subordinated debt balance by $35.0 million in the fourth quarter of 2003.
Corporate Support and Other net revenues increased to $4.3 million in 2003 compared with a loss of $4.2 million in 2002. This change was due primarily to a reduction in interest expense on our subordinated debt and increased management fees generated by our venture capital business.
Initiatives Related to Our Business
Described below are certain significant initiatives currently underway at our company that we believe may affect our future business and operations.
COMPANY-WIDE

•	We will focus on growing revenues by advancing our strategy to serve as our clients’ primary financial advisor and by focusing on the niches where we are experts and can differentiate ourselves with clients.

•	We will continue building on our partnership culture through expanded employee ownership. We believe that in a human capital business like ours, each employee’s personal contributions can impact our company’s performance, and that giving our employees a greater equity stake in our company will directly contribute to improved financial results. During 2004, we granted our employees 550,659 shares of restricted stock and options to purchase 322,005 shares of our common stock. In 2005, through February 22, 2005, we have granted our employees approximately 781,553 shares of restricted stock and options to purchase approximately 393,786 shares of our common stock. In addition, we expect to issue approximately 340,000 shares of our common stock, in the aggregate, to employees’ accounts in the Piper Jaffray Companies Retirement Plan during the first quarter of 2005, reflecting the company’s 401(k) matching contribution for 2004 and a discretionary profit-sharing contribution in respect of 2004 performance.

•	To maximize our use of capital, our board of directors has authorized the repurchase of up to 1.3 million shares of our common stock for a maximum aggregate purchase price of $65 million. As previously announced, the repurchase program commenced in early 2005 and is authorized through December 31, 2005. The principal purpose of the share repurchase program is to manage our equity capital relative to the growth of our business and to offset the dilutive effect of employee equity-based compensation.
CAPITAL MARKETS

•	The acquisition of Vie Securities allows us to offer our equity institutional clients a full suite of trading products, meeting increased client demand for automated, cost-effective execution services. This new service expands and complements our current capabilities and helps meet the customer demand of lower-cost trading execution. The acquisition is expected to have an immaterial effect on our 2005 earnings, but be accretive to earnings in 2006.
PRIVATE CLIENT SERVICES

•	We are focusing on developing our own financial advisors and selectively recruiting seasoned advisors. This approach takes longer to produce results, but we believe it is the best long-term strategy for our business. In 2004, we exceeded our hiring plans for developing financial advisors, and these professionals are an important source of future revenues.
Piper Jaffray Annual Report 2004        21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	We are providing additional resources to our financial advisors to give them enhanced tools to serve our clients. In the second quarter of 2004, we rolled out information to each financial advisor on client relationship metrics. This information provides financial advisors detailed information on client relationships and helps them identify ways to redirect their efforts to improve the quality of their existing client relationships. In addition, we have added specialty resources in targeted areas, namely, fixed income products, wealth advisory services and high net-worth services. We believe these resources and efforts are key to improving the financial performance of our private client services business.
Recent Accounting Pronouncements
Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements and are incorporated herein by reference.
Critical Accounting Policies
Our accounting and reporting policies comply with GAAP and conform to practices within the securities industry. The preparation of financial statements in compliance with GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including, among others, whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information, including third-party or independent sources, the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under GAAP.
For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements. We believe that of our significant policies, the following are our critical accounting policies:
VALUATION OF FINANCIAL INSTRUMENTS
Substantially all of our financial instruments are recorded at fair value or contract amounts that approximate fair value. Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on our Consolidated Statements of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt. Financial instruments recorded at fair value are generally priced based upon independent sources such as listed market prices or dealer price quotations. Unrealized gains and losses related to these financial instruments are reflected on our Consolidated Statements of Operations.
For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors considered by us in determining the fair value of financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security’s fair value. For instance, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.
Fair values for derivative contracts represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deemed the net present value of estimated future cash flows model to be the best estimate of fair value as most of our derivative products are interest rate swaps. The valuation models used require inputs including contractual
22       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
terms, market prices, yield curves, credit curves and measures of volatility. The valuation models are monitored over the life of the derivative product. If there are any changes in the underlying inputs, the model is updated for those new inputs.
GOODWILL AND INTANGIBLE ASSETS
We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by Statement of Financial Accounting Standards No. 141, “Business Combinations.” At December 31, 2004, we had goodwill of $317.2 million, principally as a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp.
The initial recognition of goodwill and other intangible assets and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended time period. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology, discount rates and market conditions. To assess the reasonableness of cash flow estimates and validate assumptions used in our estimates, we review historical performance of the underlying assets or similar assets.
In assessing the fair value of our operating segments, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to estimating the fair value of an operating segment based on discounted cash flows, we consider other information to validate the reasonableness of our valuations, including public market comparables, multiples of recent mergers and acquisitions of similar businesses and third-party assessments. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. We determine the carrying amount of an operating segment based on the capital required to support the segment’s activities, including its tangible and intangible assets. The determination of a segment’s capital allocation requires management judgment and considers many factors, including the regulatory capital requirements and tangible capital ratios of comparable public companies in relevant industry sectors. In certain circumstances, we may engage a third party to validate independently our assessment of the fair value of our operating segments. If during any future period it is determined that an impairment exists, the results of operations in that period could be materially adversely affected.
STOCK-BASED COMPENSATION
As part of our compensation of employees, we use stock-based compensation, including stock options and restricted stock. Compensation paid in the form of restricted stock is amortized on a straight-line basis over the vesting period of the award, which is generally three years, and is included in our results of operations as compensation. GAAP permits the use of alternative methods of accounting for stock options, including an “intrinsic value” method and a “fair value” method. The intrinsic value method is intended to reflect the effect of stock options on shareholder returns based on any appreciation in the value of the stock option over time, which generally would be driven by improved financial performance. In contrast, the fair value method requires an estimate of the value of stock options to be recognized as compensation over the vesting period of the awards. Prior to our spin-off from U.S. Bancorp, we utilized the intrinsic value method and did not recognize the value of stock option awards as compensation expense. Accordingly, we provided disclosure of the impact of the estimated fair value of stock options on our compensation and reported income in the notes to our consolidated financial statements. In determining the estimated fair value of stock options, we used the Black-Scholes option-pricing model, which requires judgment regarding certain assumptions, including the expected life of the options granted, dividend yields and stock volatility.
Effective January 1, 2004, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The amended standard provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, we are required to present prominent disclosures in both annual and interim financial statements about the method of
Piper Jaffray Annual Report 2004        23

Management’s Discussion and Analysis of Financial Condition and Results of Operations
accounting for stock-based employee compensation utilized and its effect on the reported results.
CONTINGENCIES
We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. The number of these legal proceedings has increased in recent years. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies.
Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements entered into in connection with the spin-off, we generally will be responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp generally will be responsible for all liabilities relating to the businesses U.S. Bancorp retained. However, in addition to our established reserves, U.S. Bancorp has agreed to indemnify us in an amount up to $17.5 million for losses that result from third-party claims relating to research analyst independence, regulatory investigations regarding the allocation of initial public offering shares to directors and officers of public companies, and regulatory investigations of mutual fund practices. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company. As of December 31, 2004, $14.2 million of the indemnification remained.
Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves and the U.S. Bancorp indemnity agreement, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially adversely affected.
Liquidity and Capital Resources
We have a liquid balance sheet. Most of our assets consist of cash and assets readily convertible into cash. Securities inventories are stated at fair value and are generally readily marketable. Customers’ margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources. We utilize a mix of funding sources and, to the extent possible, maximize our lower-cost financing associated with securities lending and repurchasing agreements. Our assets are financed by our cash flows from operations, equity capital, subordinated debt, bank lines of credit and proceeds from securities lending and securities sold under agreements to repurchase. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.
We do not intend to pay cash dividends on our common stock for the foreseeable future.
CASH FLOWS
Cash and cash equivalents decreased $17.0 million in 2004 to $67.4 million at December 31, 2004. Operating activities used cash of $2.3 million, as cash received from earnings and operating assets and liabilities was exceeded by cash utilized toward fails to deliver, stock borrowed and for processing accounts. Cash of $31.1 million was used for investing activities toward the purchase of fixed assets and the acquisition of Vie Securities, LLC. Cash of $16.4 million was generated by financing activities, including $133.6 million received from secured financing activities and $41.7 million from securities loaned. The cash generated through financing was offset by a net reduction of short-term borrowings of $159.0 million.
Cash and cash equivalents increased $51.8 million in 2003 to $84.4 million at December 31, 2003. Operating activities used cash of $5.7 million as cash
24       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
received from earnings and operating assets and liabilities was exceeded by cash utilized toward the purchase of repurchase agreements and reverse repurchase agreements. Cash of $10.7 million was used for investing activities toward the purchase of fixed assets. Cash of $68.3 million was generated by financing activities, including $153.9 million received from secured financing activities and $33.9 million in capital contributions from U.S. Bancorp. The cash generated through financing was offset by a net reduction of short-term borrowings of $91.0 million and a $35.0 million reduction in our subordinated debt.
Cash and cash equivalents increased $4.9 million in 2002 to $32.6 million at December 31, 2002. Operating activities provided cash of $220.9 million as cash received from earnings and operating assets exceeded cash used by operating liabilities. Cash of $5.7 million was used for investing activities toward the purchase of fixed assets. Cash of $210.3 million was used for financing activities, including the reduction of short-term borrowings, which decreased by $257.7 million, and subordinated debt, which decreased by $260.0 million. The cash generated through financing was offset in part by $231.0 million of cash generated from capital contributions from U.S. Bancorp and $76.4 million received from securities loaned.
FUNDING SOURCES
We have available discretionary short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of securities lending agreements, repurchase agreements and secured bank loans. Securities lending agreements are secured by client collateral pledged for margin loans while bank loans and repurchase agreements are typically collateralized by the firm’s securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate.
Average short-term bank loans of $46 million and $144 million in 2004 and 2003, respectively, and average securities lending arrangements of $213 million and $212 million in 2004 and 2003, respectively, were primarily used to finance customer receivables. Average repurchase agreements of $170 million and $165 million in 2004 and 2003, respectively, were primarily used to finance inventory. Growth in margin loans to customers is generally financed through increases in securities lending to third parties while growth in our securities inventory is generally financed through repurchase agreements. Bank financing supplements these sources as necessary.
As of December 31, 2004, we had uncommitted credit agreements with banks totaling $650 million, comprising $530 million in discretionary secured lines and $120 million in discretionary unsecured lines. We have been able to obtain necessary short-term borrowings in the past and believe that we will continue to be able to do so in the future. We have also established arrangements to obtain financing using as collateral our securities held by our clearing bank or by another broker dealer at the end of each business day.
In addition to the $650 million of credit agreements described above, our broker dealer subsidiary is party to a $180 million subordinated debt facility with an affiliate of U.S. Bancorp, which has been approved by the NYSE for regulatory net capital purposes as allowable in our broker dealer subsidiary’s net capital computation. The interest on the $180 million subordinated debt facility is based on the three-month London Interbank Offer Rate. The entire amount outstanding matures in 2008. We have an additional committed, but undrawn, temporary subordinated debt facility of $40 million. The interest on the $40 million subordinated debt facility is based on the prime rate, and the facility expires in December 2005.
CASH REQUIREMENTS
The following table provides a summary of our contractual obligations as of December 31, 2004:

		2006	2008	2010
		Through	Through	and
(Dollars in Millions)	2005	2007	2009	Thereafter	Total

Long-term borrowings	$–	$–	$180.0	$–	$180.0
Operating leases	27.1	44.9	41.9	74.2	188.1
Technology contracts	13.4	22.7	9.3	–	45.4
Cash award program	4.8	9.4	–	–	14.2
Venture fund commitments a	–	–	–	–	4.8

(a)	The venture fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.
As of December 31, 2004, our long-term borrowings were $180.0 million, all due in 2008. Our minimum lease commitments for non-cancelable office space and equipment leases were $188.1 million. Certain leases have renewal options and clauses for escalation and operation cost adjustments. We have commitments
Piper Jaffray Annual Report 2004        25

Management’s Discussion and Analysis of Financial Condition and Results of Operations
to invest an additional $4.8 million in venture capital funds and commitments for technology contracts of $45.4 million.
In 2005, our board of directors authorized us to repurchase up to 1.3 million shares of our outstanding common stock for a maximum aggregate purchase price of $65.0 million. The principal purpose of the share repurchase program is to manage our equity capital relative to the growth of our business and to offset the dilutive effect of employee equity-based compensation. Purchases will be made on the open market pursuant to a 10b5-1 plan established with an independent agent. The program commenced in early 2005 and is authorized through December 31, 2005.
CAPITAL REQUIREMENTS
As a registered broker dealer and member firm of the NYSE, our broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of the NYSE. We expect these provisions will not impact our ability to meet current and future obligations. In addition, we are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. Our broker dealer subsidiary is also registered with the Commodity Futures Trading Commission (“CFTC”) and therefore is subject to CFTC regulations. Piper Jaffray Ltd., our registered United Kingdom broker dealer subsidiary, is subject to the capital requirements of the U.K. Financial Services Authority.
At December 31, 2004, net capital under the SEC’s Uniform Net Capital Rule was $280.3 million or 49.2 percent of aggregate debit balances, and $268.9 million in excess of the minimum required net capital.
Off-Balance Sheet Arrangements
We enter into various types of off-balance sheet arrangements in the ordinary course of business. We hold retained interests in nonconsolidated entities, incur obligations to commit capital to nonconsolidated entities, enter into derivative transactions, enter into nonderivative guarantees and enter into other off-balance sheet arrangements.
We enter into arrangements with special-purpose entities (“SPE’s”), also known as variable interest entities (“VIE’s”). SPE’s are corporations, trusts or partnerships that are established for a limited purpose. SPE’s, by their nature, generally are not controlled by their equity owners, as the establishing documents govern all material decisions. Our primary involvement with SPE’s relates to securitization transactions in which highly rated fixed rate municipal bonds are sold to an SPE. We follow Statement of Financial Accounting Standards No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125,” to account for securitizations and other transfers of financial assets. Therefore, we derecognize financial assets transferred in securitizations provided that such transfer meets all of the SFAS 140 criteria. See Note 19, “Securitizations,” in the Notes to Consolidated Financial Statements for a complete discussion of our securitization activities.
We have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in emerging growth companies. We commit capital or act as the managing partner or member of these entities. These entities are reviewed under variable interest entity and voting interest entity standards. If it is deemed an entity should not be consolidated, we record these investments on the equity method of accounting. The cost method is applied when the ability to exercise significant influence is not present. See Note 20, “Variable Interest Entities,” in our Notes to Consolidated Financial Statements for a complete discussion of our activities related to these types of partnerships.
We use derivative products in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to manage the interest rate and market value risks associated with our security positions. For a complete discussion of our activities related to these derivative products, see Note 4, “Derivatives,” in our Notes to Consolidated Financial Statements.
Our other types of off-balance-sheet arrangements include leases, letters of credit and other commitments or guarantees. For a complete discussion of our activities related to other types of off-balance sheet arrangements, see Note 12, “Commitments, Contingencies, and
26       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Guarantees,” in our Notes to Consolidated Financial Statements.
Enterprise Risk Management
Risk is an inherent part of our business. In the course of conducting business operations, we are exposed to a variety of risks. Market risk, credit risk, liquidity risk, operational risk, and legal, regulatory and compliance risk are the principal risks we face in operating our business. We seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability.
With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication between traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our enterprise risk management department supplements this communication process by providing its independent perspective on our market and credit risk profile on a daily basis through a series of reports. The broader goals of our enterprise risk management department are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to ensure accurate mark-to-market pricing.
In addition to supporting daily risk management processes on the trading desks, our enterprise risk management department supports our market risk, institutional credit risk and asset/liability committees. These committees oversee risk management practices, including defining acceptable risk tolerances and approving risk management policies.
MARKET RISK
Market risk represents the risk of financial loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients and to our market-making activities. Market risk is inherent in both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.
We use a variety of hedging strategies to manage our risk, including maintaining long and short positions in related securities and using derivatives such as interest rate swaps and exchange-traded interest rate futures and options.
LIQUIDITY RISK
Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for days or weeks longer than we had planned.
We carefully watch our aged inventory to minimize the amount of illiquid securities we own at any one time. Also, given that we attempt to hedge away most of our market risk, it is likely that change in value of our long positions in an illiquid market would be largely offset by changes in value of our short positions.
We are also exposed to liquidity risk in our day-to-day funding activities. In addition to the benefit of having a strong capital structure, we manage this risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department, working under the guidance of our asset/liability committee, can switch between securities lending, repurchase agreements, box loans and bank borrowings on any given day depending on the pricing and availability of funding from any one of those sources.
In addition to managing our capital and funding, the asset/liability committee oversees the management of net interest income risk, portfolio collateral, and the overall use of our capital, funding, and balance sheet.
INTEREST RATE RISK
Interest rate risk represents the potential loss from adverse changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of mortgage prepayments. Interest rate risk is managed through the use of short positions in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory, to hedge residual cash flows from our tender option bond program, and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. These interest rate
Piper Jaffray Annual Report 2004        27

Management’s Discussion and Analysis of Financial Condition and Results of Operations
swap contracts are recorded at fair value with the changes in fair value recognized in earnings.
EQUITY PRICE RISK
Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the level of our position in any individual security and by managing net position levels with those limits.
VALUE-AT-RISK
Value-at-Risk (“VaR”) is the potential loss in market value, for a given confidence level and time horizon, which could occur for a portfolio of securities. We perform a daily VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds and all associated hedges. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and approximations could produce different VaR estimates. For example, we include the risk-reducing diversification benefit between various securities because it is highly unlikely that all securities would have an equally adverse move on a typical trading day.
Consistent with industry practice, we use a 95 percent confidence level and a one-day time horizon. A 95 percent confidence level and one-day time horizon means that there is a 5 percent chance that daily net trading revenues will experience a loss equal to or greater than the reported VaR. In other words, on average, we expect daily trading revenue shortfalls to exceed our VaR estimate about once a month.
VaR has inherent limitations, including reliance on historical data to predict future market risk, and the quantitative risk information is limited by the parameters established in creating the models. There can be no assurance that actual losses occurring on any given day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in a 20 day period. However, we believe that VaR models are an appropriate methodology for comparing market risk profiles across different types of securities, business lines and different companies in the financial services industry.
In addition to daily VaR estimates, we calculate the potential market risk to our trading positions under selected stress scenarios. We calculate the daily 99.9 percent VaR estimates both with and without diversification benefits for each risk category and firmwide. These stress tests allow us to measure the potential effects on net revenue from adverse changes in market volatilities, correlations and trading liquidity.
The following table quantifies the estimated 95 percent, one-day VaR for each component of market risk for the periods presented:

DECEMBER 31
(Dollars in Thousands)	2004	2003	2002

Interest Rate Risk	$316	$828	$662
Equity Price Risk	232	299	404

Aggregate Undiversified Risk	548	1,127	1,066
Diversification Benefit	(242)	(613)	(563)

Aggregate Diversified Value-at-Risk	$306	$514	$503

28       Piper Jaffray Annual Report 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below illustrates the daily high, low and average 95 percent, one-day value-at-risk calculated for each component of market risk during the years ended 2004, 2003 and 2002, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$1,446	$154	$514
Equity Price Risk	578	209	312
Aggregate Undiversified Risk	1,695	414	826
Aggregate Diversified Value-at-Risk	945	204	378

FOR THE YEAR ENDED DECEMBER 31, 2003
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$1,193	$544	$870
Equity Price Risk	1,051	256	536
Aggregate Undiversified Risk	1,971	1,028	1,406
Aggregate Diversified Value-at-Risk	944	481	664

FOR THE YEAR ENDED DECEMBER 31, 2002
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$1,138	$413	$862
Equity Price Risk	521	348	425
Aggregate Undiversified Risk	1,603	812	1,287
Aggregate Diversified Value-at-Risk	738	396	599

CREDIT RISK
Credit risk in our Capital Markets business arises from potential non-performance by counterparties, customers, borrowers or issuers of securities we hold in our trading inventory. We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a cash, delivery versus payment or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.
Credit exposure associated with our Private Client Services business consists primarily of customer margin accounts, which are monitored daily and are collateralized. Our treasury and credit services departments, in conjunction with our retail credit committee, establishes and reviews appropriate credit limits for our Private Client Services customers.
Our institutional credit committee reviews risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities, derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty ratings and potential levels of activity.
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
We are also exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer’s credit rating or the market’s perception of the issuer’s credit worthiness. Credit spread risk is managed through offsetting long or short positions in similar securities.
Piper Jaffray Annual Report 2004        29

Management’s Discussion and Analysis of Financial Condition and Results of Operations
OPERATIONAL RISK
Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. We rely on the ability of our employees, our internal systems and processes and systems at computer centers operated by third parties to process a large number of transactions. In the event of a breakdown or improper operation of our systems or processes or improper action by our employees or third-party vendors, we could suffer financial loss, regulatory sanctions and damage to our reputation. We have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we have deemed appropriate.
In order to mitigate and control operational risk, we have developed and continue to enhance a quarterly risk profile review that is designed to identify and assess operational risk throughout the organization. These control mechanisms attempt to ensure that operations policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.
LEGAL, REGULATORY AND COMPLIANCE RISK
Legal, regulatory and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty’s performance obligations will be unenforceable. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, including, but not limited to, those related to regulatory net capital requirements, sales and trading practices, use and safekeeping of customer funds and securities, credit extension, money-laundering, privacy and recordkeeping.
We have established internal policies relating to ethics and business conduct, and compliance with applicable legal and regulatory requirements, as well as training and other procedures designed to ensure that these policies are followed.
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following: (1) we have agreed to certain restrictions to preserve the tax treatment of our spin-off from U.S. Bancorp, which reduce our strategic and operating flexibility, (2) we have agreed to indemnify U.S. Bancorp for taxes and related losses resulting from any actions we take that cause the spin-off to fail to qualify as a tax-free transaction, (3) developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability, (4) we may not be able to compete successfully with other companies in the financial services industry, (5) our underwriting and market-making activities may place our capital at risk, (6) an inability to readily divest or transfer trading positions may result in financial losses to our business, (7) use of derivative instruments as part of our risk management techniques may place our capital at risk, while our risk management techniques themselves may not fully mitigate our market risk exposure, (8) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (9) we may make strategic acquisitions of businesses or may divest or exit existing businesses, which could cause us to incur unforeseen expense and have disruptive effects on our business but may not yield the benefits we expect, (10) our technology systems are critical components of our operations and the failure of those systems may disrupt our business, cause financial loss and constrain our growth, (11) our business is subject to extensive regulation that limits our business activities, and a significant regulatory action against our company may have a material adverse financial effect or cause significant reputational harm, (12) regulatory capital requirements may adversely affect our ability to expand or maintain present levels of our business or impair our ability to meet our financial obligations, (13) our exposure to legal liability is significant, and could lead to substantial damages and restrictions on our business going forward, (14) we may suffer losses if our reputation is harmed, (15) provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock, (16) other factors identified in the document entitled “Risk Factors” filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2004, and in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC’s Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.
30       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
Piper Jaffray Annual Report 2004        31

Piper Jaffray Companies
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2004.
Our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.
32       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of Piper Jaffray Companies
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Piper Jaffray Companies and subsidiaries and our report dated February 25, 2005 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 25, 2005
Piper Jaffray Annual Report 2004        33

Piper Jaffray Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of Piper Jaffray Companies:
In our opinion, the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of Piper Jaffray Companies and its subsidiaries present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 2 of the notes to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
Minneapolis, Minnesota
April 30, 2003
34       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of Piper Jaffray Companies
We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 25, 2005
Piper Jaffray Annual Report 2004        35

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31
(Amounts in Thousands, Except Share Data)	2004	2003

Assets
Cash and cash equivalents	$67,387	$84,436
Cash and cash equivalents segregated for regulatory purposes	–	66,000
Receivables:
Customers (net of allowance of $1,793 and $1,993, respectively)	433,173	463,557
Brokers, dealers and clearing organizations	536,705	238,393
Deposits with clearing organizations	70,886	66,570
Securities purchased under agreements to resell	251,923	306,987
Trading securities owned	694,222	325,500
Trading securities owned and pledged as collateral	290,499	332,112

Total trading securities owned	984,721	657,612
Fixed assets (net of accumulated depreciation and amortization of $110,928 and $103,573, respectively)	53,968	60,757
Goodwill and intangible assets (net of accumulated amortization of $52,664 and $52,531, respectively)	321,834	305,635
Other receivables	31,832	37,082
Other assets	75,828	93,618

Total assets	$2,828,257	$2,380,647

Liabilities and Shareholders’ Equity
Short-term bank financing	$–	$159,000
Payables:
Customers	189,153	226,163
Checks and drafts	63,270	64,438
Brokers, dealers and clearing organizations	287,217	224,208
Securities sold under agreements to repurchase	312,273	178,716
Trading securities sold, but not yet purchased	746,604	392,456
Accrued compensation	184,608	194,583
Other liabilities and accrued expenses	139,704	91,288

Total liabilities	1,922,829	1,530,852
Subordinated debt	180,000	180,000
Shareholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 19,333,261 issued and outstanding at December 31, 2004 and 19,334,261 issued and outstanding at December 31, 2003	193	193
Additional paid-in capital	678,755	669,602
Other comprehensive loss	(3,868)	–
Retained earnings	50,348	–

Total shareholders’ equity	725,428	669,795

Total liabilities and shareholders’ equity	$2,828,257	$2,380,647

See Notes to Consolidated Financial Statements
36       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(Amounts in Thousands, Except Per Share Data)	2004	2003	2002

Revenues:
Commissions and fees	$263,730	$256,747	$275,682
Principal transactions	188,526	215,191	171,957
Investment banking	257,932	229,945	208,740
Interest	47,469	45,276	59,685
Other income	57,967	59,082	47,303

Total revenues	815,624	806,241	763,367
Interest expense	18,126	19,511	34,315

Net revenues	797,498	786,730	729,052

Non-interest expenses:
Compensation and benefits	488,394	482,397	449,329
Occupancy and equipment	57,066	58,025	55,549
Communications	42,198	37,599	36,316
Floor brokerage and clearance	17,309	22,755	26,040
Marketing and business development	42,468	39,030	44,115
Outside services	41,477	38,511	42,535
Cash award program	4,717	24,000	–
Regulatory settlement	–	–	32,500
Merger and restructuring	–	–	7,976
Royalty fee	–	3,911	7,482
Other operating expenses	24,248	39,619	22,411

Total non-interest expenses	717,877	745,847	724,253

Income before income tax expense	79,621	40,883	4,799
Income tax expense	29,273	14,884	4,693

Net income	$50,348	$25,999	$106

Earnings per common share
Basic	$2.60	$1.35	$0.01
Diluted	$2.60	$1.35	$0.01
Weighted average number of common shares
Basic	19,333	19,237	19,160
Diluted	19,399	19,237	19,160
See Notes to Consolidated Financial Statements
Piper Jaffray Annual Report 2004        37

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

	Common		Additional	Other			Total
	Shares	Common	Paid-In	Comprehensive	Retained	Invested	Shareholders’
(Amounts in Thousands, Except Share Amounts)	Outstanding	Stock	Capital	Loss	Earnings	Capital	Equity

Balance at December 31, 2001	–	$–	$–	$–	$–	$378,724	$–
Net income	–	–	–	–	–	106	–
Capital contribution from U.S. Bancorp	–	–	–	–	–	250,000	–
Distribution to U.S. Bancorp	–	–	–	–	–	(18,973)	–

Balance at December 31, 2002	–	$–	$–	$–	$–	$609,857	$–
Net income	–	–	–	–	–	25,999	–
Capital contribution from U.S. Bancorp	–	–	–	–	–	37,500	–
Distribution to U.S. Bancorp	–	–	–	–	–	(3,561)	–
Recapitalization upon spin-off from U.S. Bancorp	19,334,261	193	669,602	–	–	(669,795)	669,795

Balance at December 31, 2003	19,334,261	$193	$669,602	$–	$–	$–	$669,795
Net income	–	–	–	–	50,348	–	50,348
Amortization of restricted stock	–	–	7,119	–	–	–	7,119
Amortization of stock options	–	–	2,034	–	–	–	2,034
Minimum pension liability adjustment, net of tax	–	–	–	(3,868)	–	–	(3,868)
Retirement of common stock	(1,000)	–	–	–	–	–	–

Balance at December 31, 2004	19,333,261	$193	$678,755	$(3,868)	$50,348	$–	$725,428

See Notes to Consolidated Financial Statements
38       Piper Jaffray Annual Report 2004

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
(Dollars in Thousands)	2004	2003	2002

Operating Activities:
Net income	$50,348	$25,999	$106
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,391	19,031	20,787
Deferred income taxes	6,553	(6,491)	(11,386)
Loss on disposal of fixed assets	233	4,380	83
Stock-based compensation	9,153	3,859	3,861
Amortization of intangible assets	133	–	–
Forgivable loan reserve	(2,100)	8,800	–
Decrease (increase) in operating assets:
Cash and cash equivalents segregated for regulatory purposes	66,000	(66,000)	–
Receivables:
Customers	30,384	10,445	187,350
Brokers, dealers and clearing organizations	(297,405)	(20,936)	223,017
Deposits with clearing organizations	(4,316)	(29,988)	(21,924)
Securities purchased under agreements to resell	55,064	(66,973)	132,123
Net trading securities owned	27,039	32,231	35,341
Other receivables	7,782	27,067	34,049
Other assets	11,302	19,469	100,190
Increase (decrease) in operating liabilities:
Payables:
Customers	(37,010)	82,583	(113,427)
Checks and drafts	(1,333)	6,519	(37,004)
Brokers, dealers and clearing organizations	21,273	10,559	(177,264)
Securities sold under agreements to repurchase	(64)	(90,988)	(87,422)
Accrued compensation	(9,975)	53,611	(15,066)
Other liabilities and accrued expenses	43,478	(24,526)	(52,457)

Net cash provided by (used in) operating activities	(2,070)	(1,349)	220,957

Investing Activities:
Purchases of fixed assets, net	(14,712)	(15,109)	(5,800)
Acquisition, net of cash acquired	(16,624)	–	–

Net cash used in investing activities	(31,336)	(15,109)	(5,800)

Financing Activities:
Increase in securities loaned	41,736	6,467	76,374
Increase in securities sold under agreements to repurchase	133,621	153,913	–
Decrease in short-term bank financing, net	(159,000)	(91,040)	(257,652)
Decrease in subordinated debt, net	–	(35,000)	(260,000)
Capital contribution from U.S. Bancorp	–	37,500	250,000
Capital distribution to U.S. Bancorp	–	(3,561)	(18,973)

Net cash provided by (used in) financing activities	16,357	68,279	(210,251)

Net increase (decrease) in cash and cash equivalents	(17,049)	51,821	4,906
Cash and cash equivalents at beginning of year	84,436	32,615	27,709

Cash and cash equivalents at end of year	$67,387	$84,436	$32,615

Supplemental disclosure of cash flow information –
Cash paid (received) during the year for:
Interest	$16,647	$19,427	$36,001
Income taxes	$18,949	$(1,937)	$1,311
See Notes to Consolidated Financial Statements
Piper Jaffray Annual Report 2004        39

Piper Jaffray Companies
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1  Background
BACKGROUND
Piper Jaffray Companies is the parent company of Piper Jaffray & Co. (“Piper Jaffray”), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe through an office located in London, England; Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., two entities that facilitate Piper Jaffray Companies customer derivative transactions; and Piper Jaffray Ventures Inc. (“Piper Jaffray Ventures”), which served until December 31, 2004, as a venture capital firm managing funds that invested in emerging growth companies. Effective December 31, 2004, the management of these funds was transitioned to an independent company.
On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp (“USB”) to effect the spin-off of USB’s capital markets business to its shareholders. On December 31, 2003, after receiving regulatory approval, USB distributed to its shareholders all of its interest in Piper Jaffray Companies and its subsidiaries (collectively, the “Company”). On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to USB shareholders (the “Distribution”).
Prior to the Distribution, the consolidated financial statements included the accounts and operations of Piper Jaffray Companies and its subsidiaries as well as certain assets, liabilities and related operations transferred to Piper Jaffray Companies from USB immediately prior to the Distribution. Because prior to the Distribution no direct ownership relationship existed among all the various units comprising the Company, USB and its subsidiaries’ interest in the Company is shown in the consolidated financial statements as invested capital. The consolidated financial statements, for periods prior to the Distribution, include the adjustments necessary to reflect the Company’s operations as if the organizational changes had been consummated prior to the Distribution. However, the consolidated financial statements for periods prior to the Distribution included herein may not necessarily be indicative of the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had Piper Jaffray Companies been a stand-alone company prior to the Distribution.
Prior to the Distribution, the consolidated results included revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of USB may have provided services to, and thus charged expense to, the Company. These expenses primarily relate to providing employee-related services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management services. Costs included on the consolidated financial statements for shared services were determined based on actual costs to USB and allocated based on the Company’s proportionate usage of those services. Proportionate usage was determined based on the number of employees, actual hours used, square footage of office space or other similar methodologies. Management believes the assumptions underlying the consolidated financial statements are reasonable.
Prior to the Distribution, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates. However, USB was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed as a stand-alone entity.
40       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
Note 2  Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Piper Jaffray Companies, its subsidiaries, and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (“VIE”), a special-purpose entity (“SPE”), or a qualifying special-purpose entity (“QSPE”) under U.S. generally accepted accounting principles.
Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51 (“ARB 51”), “Consolidated Financial Statements,” as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.
As defined in Financial Accounting Standards Board Interpretation No. 46(R) (“FIN 46(R)”), “Consolidation of Variable Interest Entities,” VIE’s are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIE’s in which the Company is deemed to be the primary beneficiary.
SPE’s are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” to determine whether or not such SPE’s are required to be consolidated. The Company establishes SPE’s to securitize fixed rate municipal bonds. The majority of these securitizations meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS No. 140, the Company does not consolidate such QSPE’s. The Company accounts for its involvement with such QSPE’s under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.
Certain SPE’s do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or to control remaining with one of the owners. These SPE’s are typically considered VIE’s and are reviewed under FIN 46(R) to determine the primary beneficiary.
When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18 (“APB 18”), “The Equity Method of Accounting for Investments in Common Stock.” If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.
USE OF ESTIMATES
The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.
In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified
Piper Jaffray Annual Report 2004        41

Notes To Consolidated Financial Statements
securities in a segregated reserve account for the exclusive benefit of its customers.
COLLATERALIZED SECURITIES TRANSACTIONS
Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company’s policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.
Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the Consolidated Statements of Financial Condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the Consolidated Statements of Financial Condition and the respective interest balances on the Consolidated Statements of Operations.
CUSTOMER TRANSACTIONS
Customer securities transactions are recorded on a settlement date basis, while the related commission revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statements of Financial Condition.
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
FIXED ASSETS
Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.
GOODWILL AND INTANGIBLE ASSETS
Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.
Intangible assets with determinable lives consist of unpatented technologies that are amortized on a straight-line basis over three years.
OTHER RECEIVABLES
Included in other receivables are loans made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.
In conjunction with these loans, management estimates an allowance for loan losses. This allowance is
42       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
established for situations where loan recipients leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon an evaluation of the loan portfolio, including the collectibility of unforgiven balances of departed employees, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.
OTHER ASSETS
Included in other assets are investments that the Company has made to fund certain deferred compensation liabilities for employees. The Company has fully funded these deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships that invest in venture capital stage companies. Future payments, if any, to participants in these deferred compensation plans are directly linked to the performance of these investments. No further deferrals of compensation are expected under these deferred compensation plans. Also included in other assets are the Company’s other venture capital investments. Investments are carried at estimated fair value based on valuations set forth in statements obtained from the underlying fund manager or based on published market quotes, with the resulting gains and losses recognized in other income on the Consolidated Statements of Operations. In the event a security is thinly traded or the market price of an investment is not readily available, management estimates fair value using other valuation methods depending on the type of security and related market.
Net deferred tax assets also are included in other assets. Refer to Note 22 for additional information regarding income taxes.
FAIR VALUE OF FINANCIAL INSTRUMENTS
Substantially all of the Company’s financial instruments are recorded on the Company’s Consolidated Statements of Financial Condition at fair value or the contract amount. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. Unrealized gains and losses related to these financial instruments are reflected in principal transactions on the Consolidated Statements of Operations. The Company’s valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. A substantial percentage of the fair values recorded for the Company’s trading securities owned and trading securities sold, but not yet purchased are based on observable market prices. The fair values of trading securities for which a quoted market or dealer price is not available are based on management’s estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.
The fair value of over-the-counter (“OTC”) derivative contracts are valued using valuation models. The model primarily used by the Company is the present value of cash flow model, as most of the Company’s derivative products are interest rate swaps. This model requires inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.
Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the Consolidated Statements of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.
The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2004.
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
Piper Jaffray Annual Report 2004        43

Notes To Consolidated Financial Statements
STOCK-BASED COMPENSATION
Effective January 1, 2004, the Company adopted the fair value method of accounting for grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting and Disclosure of Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS 148 provided alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.
Prior to the Distribution, certain employees of the Company were eligible to participate in USB employee incentive plans pursuant to which they received stock option and restricted stock awards that are described more fully in Note 17. The Company accounted for these stock option grants under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and accordingly, recognized no compensation expense for the stock option grants as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.
EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. Because Piper Jaffray Companies common stock was not publicly issued until December 31, 2003, the date of the Distribution, the weighted average number of common shares outstanding for each year presented prior to the Distribution was calculated by applying the distribution ratio utilized in the spin-off to the historical USB weighted average number of common shares outstanding for the same periods presented.
RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.
Note 3  Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (“SFAS 123(R)”), Share-Based Payment, which is a revision of SFAS 123. SFAS 123(R), which is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25 and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company beginning July 1, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R) and does not believe the impact will be significant to the Company’s overall results of operations or financial position as the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123, effective January 1, 2004.
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
44       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
In the normal course of business, the Company enters into derivative contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. The Company also enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its tender option bond program. As of December 31, 2004 and 2003, the Company was counterparty to notional/ contract amounts of $2.5 billion and $0.8 billion, respectively, of derivative instruments.
The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the Consolidated Statements of Financial Condition and any unrealized gain or loss resulting from changes in fair values of derivatives is recognized in principal transactions on the Consolidated Statements of Operations. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists under an enforceable netting agreement.
Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was an asset of approximately $1.7 million and a liability of approximately $2.2 million as of December 31, 2004 and 2003, respectively.
Note 5  Receivables from and Payables to Brokers,
Dealers and Clearing Organizations
Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

(Dollars in Thousands)	2004	2003

Receivable arising from unsettled securities transactions, net	$264,471	$106,187
Deposits paid for securities borrowed	116,041	72,751
Receivable from clearing organizations	52,822	10,577
Securities failed to deliver	88,286	34,277
Other	15,085	14,601

Total receivables	$536,705	$238,393

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

(Dollars in Thousands)	2004	2003

Deposits received for securities loaned	$222,902	$181,166
Payable to clearing organizations	44,226	8,990
Securities failed to receive	19,986	31,926
Other	103	2,126

Total payables	$287,217	$224,208

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.
Note 6  Receivables from and Payables to Customers
Amounts receivable from customers at December 31 included:

(Dollars in Thousands)	2004	2003

Cash accounts	$27,211	$81,853
Margin accounts	405,962	381,704

Total receivables	$433,173	$463,557

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on broker call rates.
Piper Jaffray Annual Report 2004        45

Notes To Consolidated Financial Statements
Amounts payable to customers at December 31 included:

(Dollars in Thousands)	2004	2003

Cash accounts	$120,572	$168,901
Margin accounts	68,581	57,262

Total payables	$189,153	$226,163

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.
Note 7  Trading Securities Owned and Trading Securities Sold,
but Not Yet Purchased
At December 31, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Dollars in Thousands)	2004	2003

Owned:
Corporate securities:
Equity securities	$9,490	$15,903
Convertible securities	93,480	78,474
Fixed income securities	208,494	90,459
Mortgage-backed securities	459,322	311,038
U.S. government securities	37,244	21,502
Municipal securities	165,435	136,288
Other	11,256	3,948

	$984,721	$657,612

Sold, but not yet purchased:
Corporate securities:
Equity securities	$59,106	$46,700
Convertible securities	12,600	1,137
Fixed income securities	155,534	14,316
Mortgage-backed securities	406,621	118,754
U.S. government securities	103,148	205,110
Municipal securities	–	264
Other	9,595	6,175

	$746,604	$392,456

At December 31, 2004 and 2003, trading securities owned in the amount of $290.5 million and $332.1 million, respectively, have been pledged as collateral for the Company’s secured borrowings, repurchase agreements and securities loaned activities.
Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the Consolidated Statements of Financial Condition. The Company manages the risk of changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps and listed options.
Note 8  Collateralized Securities Transactions
The Company’s financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.
In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair
46       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
value of approximately $931.6 million and $914.5 million at December 31, 2004 and 2003, respectively, of which $489.8 million and $498.8 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company’s financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.
At December 31, 2004, the Company’s securities sold under agreements to repurchase (“Repurchase Liabilities”) exceeded 10 percent of total assets.
The following is a summary of Repurchase Liabilities as of December 31, 2004:

	Carrying
	Amount of	Repurchase
(Dollars in Thousands)	Assets Sold	Liabilities	Interest Rates

Overnight maturity	$305,262	$299,334	1.70%-2.52%
1-30 days maturity	7,445	7,361	1.70%
On demand maturity	5,652	5,578	0.70%-1.75%

	$318,359	$312,273

Note 9  Fixed Assets
The following is a summary of fixed assets as of December 31, 2004 and 2003:

(Dollars in Thousands)	2004	2003

Furniture and equipment	$89,217	$93,323
Leasehold improvements	30,538	27,999
Software	38,803	40,823
Projects in process	6,338	2,185

Total	164,896	164,330
Less accumulated depreciation and amortization	110,928	103,573

	$53,968	$60,757

For the years ended December 31, 2004, 2003 and 2002, depreciation and amortization of furniture and equipment, software and leasehold improvements totaled $21.4 million, $19.0 million and $20.8 million, respectively, and is included in occupancy and equipment on the Consolidated Statements of Operations.
Piper Jaffray Annual Report 2004        47

Notes To Consolidated Financial Statements
Note 10  Goodwill and Intangible Assets
The following table presents the changes in the carrying value of goodwill and intangible assets by reportable segment for the year ended December 31, 2004:

		Private	Corporate
	Capital	Client	Support and	Consolidated
(Dollars in Thousands)	Markets	Services	Other	Company

Goodwill
Balance at December 31, 2003	$220,035	$85,600	$–	$305,635
Goodwill acquired	11,532	–	–	11,532
Impairment losses	–	–	–	–

Balance at December 31, 2004	$231,567	$85,600	$–	$317,167
Intangible assets
Balance at December 31, 2003	$–	$–	$–	$–
Intangible assets acquired	4,800	–	–	4,800
Amortization of intangible assets	(133)	–	–	(133)
Impairment losses	–	–	–	–

Balance at December 31, 2004	$4,667	$–	$–	$4,667

Total goodwill and intangible assets	$236,234	$85,600	$–	$321,834

The additions of goodwill and intangible assets during 2004 were based on the purchase price allocation of the Vie Securities, LLC acquisition in November 2004, as discussed in Note 23. The intangible assets consist of unpatented technology that will be amortized over three years, based on the provisions of SFAS 142.
Note 11  Short-Term Financing
The Company has uncommitted credit agreements with banks totaling $650 million at December 31, 2004, composed of $530 million in discretionary secured lines and $120 million in discretionary unsecured lines. In addition, the Company has established arrangements to obtain financing using as collateral the Company’s securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.
Piper Jaffray has executed a $180 million subordinated debt agreement with an affiliate of USB, which satisfies provisions of Appendix D of SEC Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. (“NYSE”) and is therefore allowable in Piper Jaffray’s net capital computation. The entire amount of the subordinated debt will mature in 2008.
During 2004, Piper Jaffray entered into an agreement whereby an affiliate of USB has agreed to provide up to $40 million in temporary subordinated debt, which will be used as necessary to facilitate convertible underwriting transactions. The temporary subordinated debt satisfies provisions of Appendix D of SEC Rule 15c3-1, and in form has been approved by the NYSE and would therefore be allowed in Piper Jaffray’s net capital computation. The term of the agreement is from December 20, 2004 to December 20, 2005.
The Company’s subordinated debt and short-term bank financing bear interest at rates based on the London Interbank Offered Rate or federal funds rate. At December 31, 2004 and 2003, the weighted average interest rate on borrowings was 3.51 percent and 2.07 percent, respectively. At December 31, 2004 and 2003, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities. The Company recognized and paid to USB and affiliates $9.0 million and $15.9 million of interest expense related to borrowings for the years ended December 31, 2003 and 2002, respectively.
48       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
Note 12  Commitments, Contingencies and Guarantees
In the normal course of business, the Company enters into various commitments and guarantees, and maintains contingency reserves, the most significant of which are as follows:
CONTRACTUAL COMMITMENTS
The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases as of December 31, 2004 are as follows:

(Dollars in Thousands)

2005	$27,115
2006	23,193
2007	21,731
2008	21,083
2009	20,843
Thereafter	74,168

$188,133

Rental expense, including operating costs and real estate taxes, charged to operations was $28.1 million, $27.5 million and $30.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Additionally, the Company has entered into contracts with outside vendors to support the Company’s technology and securities processing. The contracts range from three to five years with the last contract expiring in 2009. Aggregate minimum contract commitments as of December 31, 2004, for services pursuant to the contracts are as follows:

(Dollars in Thousands)

2005	$13,394
2006	11,722
2007	10,938
2008	8,696
2009	657

$45,407

Service expense related to the contracts that was charged to operations in 2004 and 2003 was $12.9 million and $2.7 million, respectively.
VENTURE CAPITAL COMMITMENTS
As of December 31, 2004, the Company had commitments to invest approximately $4.8 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2005 to 2011.
LEGAL CONTINGENCIES
The Company has been the subject of customer complaints and also has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.
The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company’s established reserves, USB has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $14.2 million of this amount remained available as of December 31, 2004.
Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the reserve is difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its established reserves and the USB indemnity agreement entered into in connection with the spin-off, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially adversely affected.
Litigation-related expenses charged to operations included within other operating expenses were $4.4 million, $16.1 million, and $10.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Piper Jaffray Annual Report 2004        49

Notes To Consolidated Financial Statements
SECURITIES LENDING
As a funding source for the Company, the Company participates in securities lending activities by using customer excess margin securities. The Company indemnifies customers for the difference between the market value of the securities loaned and the market value of the collateral received. Cash collateralizes these transactions. At December 31, 2004, future payments guaranteed by the Company under these arrangements were approximately $212.7 million and represent the market value of the customer securities loaned to third parties. At December 31, 2004, the Company held cash of $222.5 million as collateral for these arrangements. The value of this collateral is included on the Consolidated Statements of Financial Condition within payables to brokers, dealers and clearing organizations. At December 31, 2004, the Company had collateral in excess of the market value of the securities loaned and, therefore, no liability is recorded related to potential future payments made under these guarantees.
REIMBURSEMENT GUARANTEE
The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company’s tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2004 and 2003 was $246.9 million and $166.2 million, respectively, representing the outstanding amount of all trust certificates at those dates. This exposure to loss is mitigated by the underlying bonds in the trusts, which are either AAA or AA rated. These bonds had a market value of approximately $260.0 million and $176.0 million at December 31, 2004 and 2003, respectively. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated financial statements.
OTHER COMMITMENTS
The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company’s maximum potential liability under these arrangements cannot be quantified. However, the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated financial statements for these arrangements.
CONCENTRATION OF CREDIT RISK
The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company’s exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2004 and 2003, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties, except as discussed below.
The Company had approximately $220.6 million in collateralized overnight repurchase agreements with one broker dealer at December 31, 2004.
Note 13  Merger and Restructuring Items
The Company recorded pre-tax merger and restructuring-related charges of $8.0 million in 2002. Costs of $2.2 million were incurred in connection with the merger of USB and Firstar Corporation (“Firstar”). Costs of $5.8 million were incurred to restructure the Company’s operations in response to significant changes in the securities markets, including increased market volatility, declines in equity valuations and an increasingly competitive environment for the securities industry. The restructuring was designed to improve the operating efficiency of the business by removing excess capacity from the product distribution network and by implementing more effective business processes.
50       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
The components of the charges described above are shown below for the year ended December 31, 2002:

	USB/	Piper
(Dollars in Thousands)	Firstar	Restructuring	Total

Severance and employee-related	$–	$5,314	$5,314
Business integration costs	2,161	–	2,161
Asset write-downs and lease terminations	–	501	501

Total	$2,161	$5,815	$7,976

The Company determined merger and restructuring charges and related accruals based on specific formulated plans or integration strategies.
Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees due to the reconfiguration or closure of certain branches and the downsizing and consolidation of certain back office support functions. The severance amounts were determined based on the Company’s severance pay programs in place at the time of termination and were paid out over a benefit period of up to two years from the time of termination. Approximately 110 employees received severance or otherwise caused the Company to incur employee-related severance charges for 2002.
Business integration charges primarily pertained to costs incurred to realign the retail distribution networks and integrate certain components of a USB affiliate’s fixed income division with the fixed income business of Piper Jaffray.
Asset write-downs and lease terminations represented costs associated with redundant office space, branches that were vacated, and equipment disposed of as part of the restructuring plans. Generally, payments related to terminated lease contracts continue through the original term of the lease.
The following table presents a summary of activity with respect to the merger and restructuring-related accruals:

	USB/	Piper
(Dollars in Thousands)	Firstar	Restructuring	Total

Balance at December 31, 2001	$–	$18,102	$18,102
Provision charged to operating expense	2,161	5,815	7,976
Cash outlays	(853)	(13,277)	(14,130)
Noncash write-downs and other	–	(1,617)	(1,617)

Balance at December 31, 2002	$1,308	$9,023	$10,331
Cash outlays	(1,308)	(6,547)	(7,855)
Noncash write-downs and other	–	(144)	(144)

Balance at December 31, 2003	$–	$2,332	$2,332
Cash outlays	–	(898)	(898)
Noncash write-downs and other	–	(500)	(500)

Balance at December 31, 2004	$–	$934	$934

The adequacy of the merger and restructuring-related liability is reviewed regularly, taking into consideration actual and projected payment liabilities. Adjustments are made to increase or decrease these accruals as needed. Reversals of expenses, if any, can reflect a lower-than-expected use of benefits by affected employees, changes in initial assumptions as a result of subsequent events, and the alteration of business integration plans.
Piper Jaffray Annual Report 2004        51

Notes To Consolidated Financial Statements
Note 14  Transactions with U.S. Bancorp Prior to the Distribution
Prior to the Distribution, the Company regularly entered into transactions with USB and its affiliates. These transactions resulted in either charges to or reimbursements from the Company, including fees for referrals, fees for the underwriting and selling of USB affiliated mutual funds and costs for occupancy, technology support and general and administrative services. Royalty fees for the use of the USB brand names and other USB trademarks were charged to the Company by a USB affiliate in the amount of $3.9 million and $7.5 million for the years ended December 31, 2003 and 2002, respectively.
During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215.0 million and entered into a new subordinated debt agreement of $180.0 million with an affiliate of USB. The Company received capital contributions of $37.5 million and $250.0 million in 2003 and 2002, respectively, from USB. Additionally, the Company made distributions of $3.6 million and $19.0 million to USB in 2003 and 2002, respectively.
Note 15  Net Capital Requirements and Other Regulatory Matters
As a registered broker dealer and member firm of the NYSE, Piper Jaffray is subject to the Uniform Net Capital Rule (the “Rule”) of the SEC and the net capital rule of the NYSE. Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the Rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the Rule and the net capital rule of the NYSE. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.
At December 31, 2004, net capital under the Rule was $280.3 million, or 49.2 percent of aggregate debit balances, and $268.9 million in excess of the minimum net capital required under the Rule.
Piper Jaffray is also registered with the Commodity Futures Trading Commission (“CFTC”) and therefore is subject to CFTC regulations.
Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the Financial Services Authority (“FSA”). As of December 31, 2004, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.
52       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
Note 16  Employee Benefit Plans
The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a 401(k) and profit-sharing plan, a non-qualified pension plan, a post-retirement benefit plan and health and welfare plans. During the years ended December 31, 2004, 2003 and 2002, the Company incurred employee benefit expenses of $28.2 million, $31.3 million and $23.2 million, respectively.
RETIREMENT PLAN
Effective with the Distribution, the Company established the Piper Jaffray Companies Retirement Plan (“Retirement Plan”), which has two components: a defined contribution retirement savings plan and a qualified, non-contributory profit-sharing plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 4 percent of recognized compensation up to the social security taxable wage base. Although the Company’s matching contribution vests immediately, a participant must be employed on December 31 to receive that year’s matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock.
Prior to the Distribution, Company employees participated in a similar USB defined contribution retirement savings plan. Effective upon the Distribution, employees of the Company became inactive participants in the USB plan, similar to terminated employees.
The qualified, non-contributory profit-sharing component of the Retirement Plan covers substantially all employees. Company profit-sharing contributions are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service. Prior to the establishment of the Retirement Plan at the time of the Distribution, the profit-sharing component of the plan was operated as a stand-alone plan. The Company expensed $7.3 million and $9.5 million related to profit-sharing contributions in 2004 and 2003, respectively. There was no such expense in 2002.
PENSION AND POST-RETIREMENT MEDICAL PLANS
Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. This plan is substantially similar to a non-qualified cash balance pension plan maintained by USB, which Company employees participated in prior to the Distribution. Effective upon the Distribution, the existing non-qualified pension liability relating to Company employees was transferred from the USB cash balance pension plan to the Company’s new plan. As most of the Company’s employees participating in the USB plan were fully vested, the Company froze the new plan immediately upon establishment, thereby eliminating future benefits related to pay increases and excluding new participants from the plan. The Company recorded a $1.1 million pre-tax curtailment gain as a result of freezing the plan.
All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees’ active service. Prior to the Distribution, Company employees were eligible for retiree health care benefits as part of a substantially similar USB post-retirement benefit plan.
The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of December 31, 2004 and 2003, are as follows:
Piper Jaffray Annual Report 2004        53

Notes To Consolidated Financial Statements

			Postretirement
	Pension Benefits		Medical Benefits
(Dollars in Thousands)	2004	2003	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$27,254	$27,684	$1,448	$1,036
Service cost	–	–	185	246
Interest cost	1,363	1,817	66	88
Plan participant’s contributions	–	–	–	–
Actuarial loss (gain)	2,753	1,157	(12)	78
Curtailments	(819)	–	–	–
Benefits paid	(1,162)	(3,404)	–	–

Benefit obligation at measurement date	$29,389	$27,254	$1,687	$1,448

Change in plan assets:
Fair value of plan assets at beginning of year	$–	$–	$–	$–
Actual return on plan assets	–	–	–	–
Employer contribution	1,162	3,404	–	–
Plan participant’s contributions	–	–	–	–
Benefits paid	(1,162)	(3,404)	–	–

Fair value of plan assets at measurement date	$–	$–	$–	$–

Funded status	$(29,389)	$(27,254)	$(1,687)	$(1,448)
Adjustment for fourth quarter contributions	1,260	–	–	–
Unrecognized net actuarial loss (gain)	6,381	4,592	328	361
Unrecognized prior service cost	–	(1,282)	(424)	(471)

Net amount recognized	$(21,748)	$(23,944)	$(1,783)	$(1,558)

Amounts recognized in the Consolidated Statements of Financial Condition:
Accrued benefit liability	$(28,129)	$(23,944)	$(1,783)	$(1,558)
Accumulated other comprehensive loss	6,381	–	–	–

Net amount recognized	$(21,748)	$(23,944)	$(1,783)	$(1,558)

Accumulated benefit obligation	$29,389	$25,077

The minimum pension liability adjustment included in “other comprehensive loss” at December 31, 2004, is $3.9 million, which is net of a $2.5 million deferred tax benefit.
The components of the net periodic benefits costs for the years ended December 31, 2004, 2003 and 2002, are as follows:

				Post-retirement
	Pension Benefits			Medical Benefits
(Dollars in Thousands)	2004	2003	2002	2004	2003	2002

Service cost	$–	$–	$–	$185	$246	$177
Interest cost	1,363	1,817	1,882	66	88	70
Expected return on plan assets		–	–	–	–	–
Amortization of prior service cost	(158)	(210)	(210)	(48)	(64)	(52)
Amortization of net (gain) loss	145	185	–	22	25	2
Curtailment gain	(1,124)	–	–	–	–	–

Net periodic benefit cost	$226	$1,792	$1,672	$225	$295	$197

54       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
The assumptions used in the measurement of our benefit obligations as of December 31, 2004 and 2003, are as follows:

			Post-retirement
	Pension Benefits		Benefits
	2004	2003	2004	2003

Discount rate used to determine year-end obligation	6.00%	6.20%	6.00%	6.20%
Discount rate used to determine fiscal year expense	6.20%	6.80%	6.20%	6.80%
Expected long-term rate of return on participant balances	6.50%	5.50%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

	2004	2003

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	10%/12%	10%/12%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%	5.5%/6.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013	2011/2011
The health care cost trend rate assumption does not have a significant impact on the post-retirement medical benefit obligations since the Company’s obligations are largely fixed dollar amounts in future years. To illustrate, a one-percentage-point change in assumed health care cost trends would have the following effects:

	1-Percentage-Point	1-Percentage-Point
(Dollars in Thousands)	Increase	Decrease

Effect on total of service and interest cost	$1	$(1)
Effect on post-retirement benefit obligation	3	(4)
The pension plan and post-retirement medical plan do not have assets and are not funded. The Company expects to contribute cash of $4.5 million to the pension plan and $0.1 million to the post-retirement benefit plan to fund anticipated withdrawals in 2005.
Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

		Post-
	Pension	Retirement
(Dollars in Thousands)	Benefits	Benefits

2005	$4,531	$87
2006	2,426	131
2007	2,812	166
2008	2,267	214
2009	2,125	222
Thereafter	9,979	1,599

	$24,140	$2,419

HEALTH AND WELFARE PLANS
Company employees meeting certain work schedule and service requirements are eligible to participate in the Company’s health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.
Piper Jaffray Annual Report 2004        55

Notes To Consolidated Financial Statements
Note 17  Stock-Based Compensation and Cash Award Program
In 2004, the Company granted shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and directors. The awards granted to employees have three-year cliff vesting periods. The director awards are fully vested upon grant. The following table summarizes the Company’s stock options and restricted stock outstanding for the year ended December 31, 2004:

			Shares of
		Weighted	Restricted
	Options	Average	Stock
	Outstanding	Exercise Price	Outstanding

December 31, 2003	–	–	–
Granted:
Stock options	322,005	$47.49	–
Restricted stock	–	–	550,659
Exercised	–	–	–
Canceled options	26,322	47.30	–
Canceled restricted stock	–	–	18,774

December 31, 2004	295,683	$47.50	531,885

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2004, is as follows:

	Options Outstanding			Exercisable Options

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$47.30 – $51.05	295,683	9.1	$47.50	21,249	$50.13
Effective January 1, 2004, the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123 and as amended by SFAS 148. Therefore, employee and director stock options granted on and after January 1, 2004, are expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Restricted stock expense is based on the market price of Piper Jaffray Companies stock on the date of the grant and is amortized on a straight-line basis over the vesting period. For the year ended December 31, 2004, the Company recorded compensation expense, net of estimated forfeitures, of $8.9 million related to employee stock option and restricted stock grants and $0.3 million in outside services expense related to director stock option and grants.
The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock:

Weighted average assumptions in option valuation
Risk-free interest rates	3.20%
Dividend yield	0.00%
Stock volatility factor	40.00%
Expected life of options (in years)	5.79
Weighted average fair value of options granted	$21.24
Certain of the Company’s employees received cash awards under a program established in connection with the Distribution. The cash award program was intended to aid in retention of employees and to compensate employees for the value of USB stock options and restricted stock lost by employees as a result of the Distribution. The cash award program has an aggregate maximum value of approximately $47.0 million. The Company incurred a $24.0 million charge at the time of the Distribution for the portion of the cash awards that were paid within 120 days of the Distribution. The remaining cash awards vest and will be
56       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
expensed over the next three years. Participants must be employed on the date of payment to receive the award. Expense related to the cash award program is included as a separate line item on the Company’s Consolidated Statements of Operations.
Prior to the Distribution, certain of the Company’s employees were eligible to participate in the stock incentive plans maintained by USB, which included non-qualified and incentive stock options, restricted stock and other stock-based awards. While part of USB, the Company applied APB 25 in accounting for USB employee stock incentive plans. Because the exercise price of the USB employee stock options equaled the market price of the underlying stock on the date of the grant, under APB 25, no compensation expense was recognized at the grant date. Options granted under the USB plans were generally exercisable up to ten years from the date of grant and vested over three to five years. Restricted shares vested over three to five years. Expense for restricted stock was based on the market price of USB stock at the time of the grant and amortized on a straight-line basis over the vesting period. Expense related to restricted stock grants was $3.9 million in 2003 and 2002, respectively. Based on the USB plans, these options and restricted stock either terminated within 90 days following the Distribution or remained with USB.
The following table summarizes USB stock options and restricted stock outstanding and exercised under various equity plans of USB while the Company’s employees were employed by USB:

			Shares of
		Weighted	Restricted
	Options	Average	Stock
	Outstanding	Exercise Price	Outstanding

December 31, 2001	19,136,420	$23.28	593,236
Granted:
Stock options	2,820,104	22.84	–
Restricted stock	–	–	–
Exercised	1,305,813	22.36	–
Canceled options	98,330	27.29	–
Canceled/vested restricted stock	–	–	193,569

December 31, 2002	20,552,381	$23.47	399,667
Exercised	4,992,438	25.87	–
Canceled options	3,821,652	24.49	327,754
Canceled/vested restricted stock	11,738,291	24.19	71,913

December 31, 2003	–		–

Pro forma information regarding net income is required to be disclosed by SFAS No. 123 and has been determined as if the Company had accounted for employee stock option and stock purchase plans (collectively, the “options”) under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using a Black-Scholes option-pricing model.
The pro forma disclosures include USB options granted to the Company’s employees while employed by USB and therefore should not be viewed as representative of future years. Furthermore, the value of certain of USB options that terminated as a result of the Distribution were replaced by cash awards to our employees.
The following table shows pro forma compensation expense, net income and earnings per share adjusted for the impact of applying the fair value method of accounting for stock-based compensation.
Piper Jaffray Annual Report 2004        57

Notes To Consolidated Financial Statements

YEAR ENDED DECEMBER 31
(Dollars in Thousands, Except Per Share Data)	2003	2002

Reported compensation expense	$482,397	$449,329
Stock-based compensation	21,457	27,973

Pro forma compensation expense	$503,854	$477,302

Reported net income	$25,999	$106
Stock-based compensation, net of tax	(12,874)	(16,784)

Pro forma net income (loss)	$13,125	$(16,678)

Pro forma earnings per share	$.68	$(.87)

Weighted average assumptions in USB option valuation
Risk-free interest rates		4.90%
Dividend yields		3.00%
Stock volatility factor		38.00%
Expected life of options (in years)		6.00
Weighted average fair value of options granted		$7.27
Note 18  Shareholders’ Equity
Piper Jaffray Companies’ certificate of incorporation provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.
COMMON STOCK
The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Jaffray Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event that Piper Jaffray Companies is liquidated, dissolved or wound up, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Jaffray Companies preferred stock, if any, then outstanding. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.
Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 15, there are restrictions on its broker dealer subsidiary in paying dividends.
PREFERRED STOCK
The Piper Jaffray Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights associated with the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Piper Jaffray Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Jaffray Companies without further action by its shareholders.
RIGHTS AGREEMENT
Piper Jaffray Companies adopted a rights agreement prior to the Distribution date. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making
58       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
a takeover proposal or a tender offer for Piper Jaffray Companies stock.
EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. Because Piper Jaffray Companies common stock was not publicly issued until December 31, 2003, the date of Distribution, the weighted average number of common shares outstanding for 2003 and 2002 was calculated by applying the distribution ratio utilized in the spin-off to USB’s historical weighted average number of common shares outstanding for the applicable period. The computation of earnings per share is as follows:

YEAR ENDED DECEMBER 31
(Amounts in Thousands, Except Per Share Data)	2004	2003	2002

Net income	$50,348	$25,999	$106
Shares for basic and diluted calculations:
Average shares used in basic computation	19,333	19,237	19,160
Stock options	–	–	–
Restricted stock	66	–	–
Average shares used in diluted computation	19,399	19,237	19,160

Earnings per share:
Basic	$2.60	$1.35	$0.01
Diluted	$2.60	$1.35	$0.01

The Company has excluded 67,000 average shares from its calculation of diluted earnings per share for the period ended December 31, 2004, as they represented antidilutive stock options. There were no antidilutive effects for the periods ended December 31, 2003 and 2002.
Note 19  Securitizations
In connection with its tender option bond program, at December 31, 2004 and 2003 the Company has securitized $246.9 million and $166.2 million, respectively, of highly rated municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in principal transactions on the Consolidated Statements of Operations. If a securitization does not meet the sale of asset requirements of SFAS 140, the transaction is recorded as a borrowing. The Company retains a residual interest in each structure and accounts for the residual interest as a trading security, which is recorded at fair value on the Consolidated Statements of Financial Condition. The fair value of retained interests was $10.1 million and $7.4 million at December 31, 2004 and 2003, respectively, with a weighted average life of 9.9 years and 9.6 years, respectively. Fair value of retained interests is estimated based on the present value of future cash flows using management’s best estimates of the key assumptions – expected yield, credit losses of 0 percent and a 12 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations.
At December 31, 2004, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material. The sensitivity analysis does not include the offsetting benefit of financial instruments the Company utilizes to hedge risks inherent in its retained interests and is hypothetical. Changes in fair value based on a 10 percent or 20 percent variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any
Piper Jaffray Annual Report 2004        59

Notes To Consolidated Financial Statements
corrective action that the Company might take to mitigate the impact of any adverse changes in key assumptions.
Certain cash flow activity for the municipal bond securitizations described above during 2004 and 2003 includes:

(Dollars in Thousands)	2004	2003

Proceeds from new sales	$98,822	$22,595
Remarketing fees received	98	89
Cash flows received on retained interests	5,874	4,921
During 2004, two securitizations did not meet the asset sale requirements of SFAS 140; therefore, the Company consolidated these trusts. As a result, the Company has recorded an asset for the underlying bonds of approximately $46.5 million in trading securities on the Consolidated Statement of Financial Condition and a liability for the certificates sold by the trust for approximately $46.3 million in other liabilities on the Consolidated Statement of Financial Condition. The Company has hedged the activities of these securitizations with interest rate swaps. The interest rate swap has been recorded at fair value and resulted in a liability of approximately $0.2 million at December 31, 2004.
Note 20  Variable Interest Entities
In the normal course of business, the Company regularly creates or transacts with entities that may be VIE’s. These entities are either securitization vehicles or investment vehicles.
The Company acts as transferor, seller, investor, structurer or underwriter in securitizations. These transactions typically involve entities that are qualifying special purpose entities as defined in SFAS No. 140. For further discussion on these types of transactions, see Note 19.
The Company has investments in and/or acts as the managing partner or member to approximately 30 partnerships and limited liability companies (LLC’s). These entities were established for the purpose of investing in emerging growth companies. At December 31, 2004, the Company’s aggregate net investment in these partnerships and LLC’s totaled $4.5 million. The Company’s remaining commitment to these partnerships and LLC’s was $4.8 million at December 31, 2004.
The Company has identified five of the partnerships described above as VIE’s. Furthermore, it was determined that the Company is the primary beneficiary of three of these VIE’s with aggregate assets of approximately $0.4 million at December 31, 2004, which are included in the consolidated financial statements. The Company’s maximum exposure to a loss at December 31, 2004, as a result of its relationship with these three VIE’s is approximately $0.6 million, which represents the fair value of aggregate net investments in these partnerships and the remaining capital commitment to these partnerships.
The Company also owns significant variable interest in two VIE’s for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In the aggregate, these two VIE’s have assets approximating $6.7 million at December 31, 2004. The Company has no exposure to loss from these entities at December 31, 2004, as the Company has met all capital commitments and the partnerships are in the process of being dissolved.
The Company also consolidates those partnerships and LLC’s in which it has the ability to exercise control over major operating and financial policies. Any partnership or LLC that is not consolidated is accounted for on the equity or cost method of accounting, depending upon the ownership percentage and/or the ability to exercise significant influence over the business activities.
60       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
Note 21  Business Segments
Within the Company, financial performance is measured by lines of business. The Company’s reportable business segments include Capital Markets, Private Client Services and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers, the nature of products and services provided and the distribution channels used to provide those products and services. Certain services that the Company offers are provided to clients through more than one of our business segments. These business segments are components of the Company about which financial information is available and is evaluated on a regular basis in deciding how to allocate resources and assess performance relative to competitors.
BASIS FOR PRESENTATION
Segment results are derived from the Company’s financial reporting systems by specifically attributing customer relationships and their related revenues and expenses to the appropriate segment. Revenue-sharing of sales credits associated with underwritten offerings is based on the distribution channel generating the sales. Expenses directly managed by the business line, including salaries, commissions, incentives, employee benefits, occupancy, marketing and business development and other direct expenses, are accounted for within each segment’s financial results in a manner similar to the consolidated financial results. Investment research, operations, technology and compliance costs are allocated based on the segment’s use of these areas to support its businesses. General and administrative expenses incurred by centrally managed corporate support functions are included in Corporate Support and Other and are not allocated. Cash award plan charges related to the Distribution, merger and restructuring-related charges, royalty fees assessed by USB, income taxes and certain infrequent regulatory settlement costs are not assigned to the business segments. The financial management of assets, liabilities and capital is performed on an enterprise-wide basis. Net revenues from the Company’s non-U.S. operations were $11.3 million, $9.2 million and $8.2 million for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in the Capital Markets business segment. Non-U.S. long-lived assets were $0.6 million at December 31, 2004 and 2003.
Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or segments are realigned to better serve the clients of the Company. Accordingly, prior periods are reclassified and presented on a comparable basis.
CAPITAL MARKETS (“CM”)
CM includes institutional sales and trading services and investment banking services. Institutional sales and trading services focus on the sale of U.S. equities and fixed income products to institutions and government and non-profit entities. Investment banking services include management of and participation in underwritings, merger and acquisition services and public finance activities. Additionally, CM includes earnings on trading activities related to securities inventories held to facilitate customer transactions and net interest revenues on trading securities held in inventory.
PRIVATE CLIENT SERVICES (“PCS”)
PCS principally provides individual investors with financial advice and investment products and services, including equity and fixed income securities, mutual funds and annuities. This segment also includes net interest income on customer margin loans. As of December 31, 2004, PCS had 860 financial advisors operating in 91 branch offices in 17 midwest, mountain and west coast states.
CORPORATE SUPPORT AND OTHER
Corporate Support and Other includes the Company’s private equity and venture capital businesses and other activities managed on a corporate basis, such as enterprise-wide administrative support functions. Results for this segment primarily reflect management fees generated by the Company’s private equity and venture capital businesses and gains and losses on investments in private equity and venture capital funds managed by these businesses, as well as interest expense on the Company’s subordinated debt and the expenses of other business activities managed on a corporate basis.
Piper Jaffray Annual Report 2004        61

Notes To Consolidated Financial Statements
Reportable segment financial results for the respective year ended December 31, were as follows:

					Corporate Support		Consolidated
	Capital Markets		Private Client Services		and Other		Company
(Dollars in Thousands)	2004	2003	2004	2003	2004	2003	2004	2003

Net revenues	$431,135	$430,355	$355,176	$352,113	$11,187	$4,262	$797,498	$786,730
Operating expense	356,743	353,606	307,142	323,933	49,275	40,397	713,160	717,936

Pre-tax operating income before unallocated charges	$74,392	$76,749	$48,034	$28,180	$(38,088)	$(36,135)	$84,338	$68,794

Cash award program							4,717	24,000
Royalty fee							–	3,911

Consolidated income before income taxes							$79,621	$40,883

					Corporate Support		Consolidated
	Capital Markets		Private Client Services		and Other		Company
(Dollars in Thousands)	2003	2002	2003	2002	2003	2002	2003	2002

Net revenues	$430,355	$376,074	$352,113	$357,155	$4,262	$(4,177)	$786,730	$729,052
Operating expense	353,606	315,419	323,933	327,253	40,397	33,623	717,936	676,295

Pre-tax operating income before unallocated charges	$76,749	$60,655	$28,180	$29,902	$(36,135)	$(37,800)	$68,794	$52,757

Cash award program							24,000	–
Regulatory settlement							–	32,500
Merger and restructuring							–	7,976
Royalty fee							3,911	7,482

Consolidated income before income taxes							$40,883	$4,799

Note 22  Income Taxes
Income tax expense (benefit) is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. Prior to the Distribution, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates.
The components of income tax expense are as follows:

YEAR ENDED DECEMBER 31
(Dollars in Thousands)	2004	2003	2002

Current:
Federal	$15,008	$17,528	$12,809
State	3,839	3,429	2,990
Foreign	489	418	280

	19,336	21,375	16,079

Deferred:
Federal	8,222	(5,529)	(9,952)
State	1,715	(962)	(1,434)

	9,937	(6,491)	(11,386)

Total income tax expense	$29,273	$14,884	$4,693

62       Piper Jaffray Annual Report 2004

Notes To Consolidated Financial Statements
A reconciliation of the statutory federal income tax rates to the Company’s effective tax rates for the fiscal years ended December 31, is as follows:

(Dollars in Thousands)	2004	2003	2002

Federal income tax at statutory rates	$27,867	$14,642	$2,087
Increase (reduction) in taxes resulting from:
State income taxes, net of federal tax benefit	3,610	1,319	605
Net tax-exempt interest income	(3,677)	(2,933)	(3,692)
Fines and penalties	–	350	4,953
Other, net	1,473	1,506	740

Total income tax expense	$29,273	$14,884	$4,693

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.
The net deferred tax asset included in other assets on the Consolidated Statements of Financial Condition consisted of the following items at December 31:

(Dollars in Thousands)	2004	2003

Deferred tax assets:
Liabilities/accruals not currently deductible	$20,975	$26,254
Pension and retirement costs	11,811	10,086
Deferred compensation	9,640	14,854
Partnership investments	233	–
Other	4,855	5,382

	47,514	56,576

Deferred tax liabilities:
Partnership investments	–	588
Fixed assets	1,101	3,188
Other	296	130

	1,397	3,906

Net deferred tax asset	$46,117	$52,670

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management’s expectation of future taxable income.
As part of the Distribution, the Company entered into a tax-sharing agreement with USB that governs each parties’ responsibilities, as it relates to income taxes, going forward. Pursuant to this agreement, USB is generally responsible for any future liabilities resulting from Internal Revenue Service audits for those years when the Company was part of the USB consolidated income tax return.
Note 23  Acquisition of Vie Securities, LLC
In November 2004, the Company acquired Vie Securities, LLC, the broker dealer subsidiary of parent Vie Financial Group, Inc. The Company recorded $11.5 million in goodwill, $4.8 million in identifiable intangible assets and $0.3 million in net assets in connection with this acquisition. The acquisition of Vie Securities adds algorithm-based, electronic execution services to the Company’s trading capabilities. The acquisition is not material to the Company’s operations or financial condition. An allocation of the purchase price to assets acquired and liabilities assumed has been recorded as of December 31, 2004. Adjustments, if any, to the purchase price allocation are not expected to be material.
Piper Jaffray Annual Report 2004        63

SUPPLEMENTAL INFORMATION
Quarterly Information (Unaudited)

2004 FISCAL QUARTER
(Amounts in Thousands, Except Per Share Data)	First	Second	Third	Fourth

Total revenues	$213,313	$211,694	$190,442	$200,175
Interest expense	3,913	4,391	4,217	5,605
Net revenues	209,400	207,303	186,225	194,570
Non-interest expenses	187,228	186,613	167,650	176,386
Income before income taxes	22,172	20,690	18,575	18,184
Net income	13,790	12,980	11,769	11,809
Earnings per common share
Basic	$0.71	$0.67	$0.61	$0.61
Diluted	$0.71	$0.67	$0.61	$0.61
Weighted average number of common shares
Basic	19,333	19,333	19,333	19,333
Diluted	19,366	19,395	19,387	19,445

2003 FISCAL QUARTER	First	Second	Third	Fourth

Total revenues	$174,634	$210,377	$214,900	$206,330
Interest expense	5,427	5,327	4,225	4,532
Net revenues	169,207	205,050	210,675	201,798
Non-interest expenses	162,232	191,622	184,821	207,172
Income (loss) before income taxes	6,975	13,428	25,854	(5,374)
Net income (loss)	4,693	8,622	16,030	(3,346)
Earnings per common share
Basic	$0.24	$0.45	$0.83	$(0.17)
Diluted	$0.24	$0.45	$0.83	$(0.17)
Weighted average number of common shares
Basic	19,190	19,223	19,260	19,273
Diluted	19,190	19,223	19,260	19,273
Market for Piper Jaffray Common Stock and Related Shareholder Matters
STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol “PJC.” Our separation from U.S. Bancorp was completed on December 31, 2003, and our common stock began “regular-way trading” on the New York Stock Exchange on January 2, 2004. Consequently, historical quarterly price information is not available for shares of our common stock for the year ended December 31, 2003. The following table describes the historical quarterly price information for the year ended December 31, 2004. On February 18, 2005, the last reported sale price of our common stock was $40.23.

	High	Low

First Quarter	$57.63	$41.35
Second Quarter	55.55	45.23
Third Quarter	44.70	39.20
Fourth Quarter	49.37	37.65
SHAREHOLDERS
We had 26,000 shareholders of record and an estimated 140,000 beneficial owners of our common stock as of February 18, 2005.
DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend policy at any time. Restrictions on our broker dealer subsidiary’s ability to pay dividends are described in Note 15 to the consolidated financial statements.
64       Piper Jaffray Annual Report 2004