Form 10-K, Exhibit 13
period 2005-12-31
PIPER JAFFRAY COMPANIES
filed 2006-03-01
CIK 1230245

Piper Jaffray Companies
SELECTED FINANCIAL DATA
The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto.

FOR THE YEAR ENDED DECEMBER 31,
(Dollars and Shares in Thousands, Except Per Share Data)	2005	2004	2003	2002	2001

Revenues:
Commissions and fees	$283,481	$263,730	$256,747	$275,682	$302,289
Principal transactions	143,391	188,526	215,191	171,957	181,469
Investment banking	270,758	257,932	229,945	208,740	247,929
Interest	71,471	54,784	50,536	61,898	95,436
Other income	45,688	57,967	59,082	47,303	52,865

Total revenues	814,789	822,939	811,501	765,580	879,988
Interest expense	39,736	25,441	24,771	36,528	79,216

Net revenues	775,053	797,498	786,730	729,052	800,772

Non-interest expenses:
Compensation and benefits	471,674	488,394	482,397	449,329	513,623
Cash award program	4,206	4,717	24,000	–	–
Regulatory settlement	–	–	–	32,500	–
Amortization of acquisition-related compensation and goodwill	–	–	–	–	17,641
Merger and restructuring	8,595	–	–	7,976	65,697
Royalty fee	–	–	3,911	7,482	55,753
Other	229,472	224,766	235,539	226,966	221,940

Total non-interest expenses	713,947	717,877	745,847	724,253	874,654

Income (loss) before income tax expense (benefit)	61,106	79,621	40,883	4,799	(73,882)
Income tax expense (benefit)	21,023	29,273	14,884	4,693	(23,831)

Net income (loss)	$40,083	$50,348	$25,999	$106	$(50,051)

Earnings per common share
Basic	$2.13	$2.60	$1.35	$0.01	$(2.60)
Diluted	$2.10	$2.60	$1.35	$0.01	$(2.60)
Weighted average number of common shares
Basic	18,813	19,333	19,237	19,160	19,279
Diluted	19,081	19,399	19,237	19,160	19,279
Other data
Total assets	$2,354,191	$2,828,257	$2,380,647	$2,032,452	$2,734,370
Long-term debt	$180,000	$180,000	$180,000	$215,000	$475,000
Shareholders’ equity	$754,827	$725,428	$669,795	$609,857	$378,724
Total employees	2,871	3,027	2,991	3,227	3,255
Total Private Client Services offices	90	91	96	103	107
Piper Jaffray Annual Report 2005        9

Management’s Discussion and Analysis of Financial Condition and Results of Operations
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the accompanying consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under “External Factors Impacting Our Business” as well as “Risk Factors” in Part 1, item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005, as updated in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.
Executive Overview
We are principally engaged in providing securities brokerage, investment banking and related financial services to individuals, corporations and public sector and non-profit entities in the United States, with limited activity in Europe. We operate through three reportable segments:
• Capital Markets – This segment consists of our equity and fixed income institutional sales, trading and research and investment banking businesses. Revenues are generated primarily through commissions and sales credits earned on equity and fixed income transactions, fees earned on investment banking and public finance activities, and net interest earned on securities inventories. While we maintain securities inventories primarily to facilitate customer transactions, our Capital Markets business also realizes profits and losses from trading activities related to these securities inventories.
• Private Client Services – This segment comprises our retail brokerage business, which provides financial advice and a wide range of financial products and services to individual investors through our network of branch offices. Revenues are generated primarily through commissions earned on equity and fixed income transactions and for distribution of mutual funds and annuities, fees earned on fee-based client accounts and net interest from customers’ margin loan balances.
• Corporate Support and Other – This segment includes the costs of being a public company, long-term financing costs and the results of our private equity businesses, which generate revenues through the management of private equity funds. This segment also includes results related to our investments in these funds and in venture capital funds.
The securities business is a human capital business; accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated to serve the best interests of our clients, thereby serving the best interests of our company.
EXTERNAL FACTORS IMPACTING OUR BUSINESS
Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are mostly unpredictable and beyond our control. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income markets, the trading margin on principal transactions, the level and shape of various yield curves and the demand for investment banking services as reflected by the number and size of public offerings and merger and acquisition transactions.
Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our Capital Markets business focuses primarily on specific sectors such as the consumer, financial institutions, health care and technology industries within the corporate sector and on health care, higher education, housing, and state and local government entities within the government/non-
10       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
profit sector. These products and sectors may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally. In either case, our business could be affected differently than overall market trends. Our Private Client Services business primarily operates in the Midwest, Mountain and West Coast states, and an economic growth spurt or downturn that disproportionately impacts one or all of these regions may disproportionately affect our business compared with companies operating in other regions or more nationally or globally. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results of any individual period should not be considered indicative of future results.
MARKET DATA
The following table provides a summary of relevant market data over the past three years.

				2005	2004
YEAR ENDED DECEMBER 31,	2005	2004	2003	v 2004	v 2003

Dow Jones Industrials a	10,718	10,783	10,454	(0.6)%	3.1%
NASDAQ a	2,205	2,175	2,003	1.4	8.6
NYSE Average Daily Value Traded ($ billions)	$56.1	$46.1	$38.5	21.7	19.7
NASDAQ Average Daily Value Traded ($ billions)	$39.5	$34.6	$28.0	14.2	23.6
Mergers and Acquisitions (number of transactions) b	8,645	8,188	7,130	5.6	14.8
Public Equity Offerings (number of transactions) c e	811	1,005	861	(19.3)	16.7
Initial Public Offerings (number of transactions) c	183	214	79	(14.5)	170.9
Managed Municipal Underwritings (number of transactions) d	13,827	13,603	15,033	1.6	(9.5)
Managed Municipal Underwritings (value of transactions in billions) d	$407.0	$360.1	$383.7	13.0	(6.2)
10-Year Treasuries Average Rate	4.29%	4.27%	4.02%	0.5	6.2
3-Month Treasuries Average Rate	3.15%	1.37%	1.01%	129.9	35.6

(a)	Data provided is at period end.
(b)	Source: Securities Data Corporation.
(c)	Source: Dealogic (offerings with reported market value greater than $10 million).
(d)	Source: Thomson Financial.
(e)	Number of transactions includes convertible offerings.
RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005
For the year ended December 31, 2005, our net income was $40.1 million, or $2.10 per diluted share, down from net income of $50.3 million, or $2.60 per diluted share, for the year-ago period. Net revenues for the year ended December 31, 2005 decreased to $775.1 million, a decline of 2.8 percent compared to the prior year. For the year ended December 31, 2005, return on average tangible shareholders’ equity1 was 9.7 percent, compared to 12.9 percent for the year ended December 31, 2004.
Our full-year performance reflects mixed results for the year. Strong advisory services revenue and increased fixed income underwriting offset a decline in equity underwriting and decreased institutional sales and trading revenues. Reduced revenues in our fixed income and equity institutional sales and trading businesses were affected by structural changes in the industry, primarily increased price transparency, which created downward pressure on trading margins. Additionally, higher interest rates and a flattened yield curve compared to a year ago, led to a further reduction in the volume of trading activity related to fixed income products, resulting in reduced revenues. Throughout the year, Private Client Services results remained relatively flat. In the second quarter of 2005, we implemented certain expense reduction measures throughout our businesses as a means to better align our cost infrastructure with our revenues, resulting in an $8.6 million restructuring charge.
Piper Jaffray Annual Report 2005        11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Tangible shareholders’ equity equals total shareholders’ equity less goodwill and identifiable intangible assets. For the period presented, return on average tangible shareholders’ equity is computed by dividing net income by the average monthly tangible shareholders’ equity. Given the significant goodwill on our balance sheet, we believe that return on tangible shareholders’ equity is a meaningful measure of our performance because it reflects the tangible equity deployed in our business. This measure excludes the portion of our shareholders’ equity attributable to goodwill and identifiable intangible assets. The majority of the goodwill recorded on our balance sheet relates to U.S. Bancorp’s acquisition of our predecessor company, Piper Jaffray Companies Inc., and its subsidiaries in 1998. The goodwill reflects the premium paid by U.S. Bancorp for our business, and is reflected on our books in accordance with U.S. generally accepted accounting principles (“GAAP”). The following table sets forth a reconciliation of shareholders’ equity to tangible shareholders’ equity. Shareholders’ equity is the most directly comparable GAAP financial measure to tangible shareholders’ equity.

	AVERAGE FOR THE
	Year Ended	Year Ended	As of
	December 31,	December 31,	December 31,
(Dollars in Thousands)	2005	2004	2005

Shareholders’ equity	$735,580	$699,747	$754,827
Deduct: Goodwill and identifiable intangible assets	321,034	308,122	320,234

Tangible shareholders’ equity	$414,546	$391,625	$434,593

Information Regarding Our
Spin-Off from U.S. Bancorp
On February 19, 2003, U.S. Bancorp announced its intention to organize its capital markets business unit into a new company and to effect a tax-free distribution of its shares in that company to U.S. Bancorp’s shareholders. This type of distribution is commonly referred to as a “spin-off.” On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp to effect the proposed spin-off of U.S. Bancorp’s capital markets business to its shareholders. On December 31, 2003, after receiving regulatory approval, U.S. Bancorp distributed to its shareholders all of its interest in our new company. On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to U.S. Bancorp shareholders based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of U.S. Bancorp common stock owned.
In connection with our spin-off from U.S. Bancorp, we established a cash award program pursuant to which we granted cash awards to a broad-based group of our employees. The award program was designed to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of the spin-off. We incurred a $24.0 million charge at the time of the spin-off from U.S. Bancorp and $4.2 million and $4.7 million of cash awards expense in 2005 and 2004, respectively. The cash awards are being expensed over a four-year period ending December 31, 2007, and will result in charges of approximately $4.0 million and $3.5 million in 2006 and 2007, respectively.
Results of Operations
Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements for periods prior to the spin-off include the adjustments necessary to reflect our operations as if the organizational changes resulting from our spin-off had been consummated prior to the distribution. However, the consolidated financial statements for periods prior to the spin-off may not necessarily be indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company during those periods.
Generally, our consolidated results for periods prior to the spin-off include revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of U.S. Bancorp may have provided services to us. These services primarily related to employee services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management. Costs included in the consolidated financial statements for these types of shared services were determined based on actual costs to U.S. Bancorp and allocated to us based on our proportionate usage of those services. Proportionate usage was determined based on the number of our employees, actual hours used, square footage of office space or other similar methodologies. Our management believes the assumptions underlying the consolidated financial statements are reasonable.
12       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
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

						AS A PERCENTAGE OF
						NET REVENUES
						FOR THE YEAR ENDED
FOR THE YEAR ENDED DECEMBER 31,				2005	2004	DECEMBER 31,
(Dollars in Thousands)	2005	2004	2003	v 2004	v 2003	2005	2004	2003

Revenues:
Commissions and fees	$283,481	$263,730	$256,747	7.5%	2.7%	36.6%	33.1%	32.6%
Principal transactions	143,391	188,526	215,191	(23.9)	(12.4)	18.5	23.6	27.4
Investment banking	270,758	257,932	229,945	5.0	12.2	34.9	32.3	29.2
Interest	71,471	54,784	50,536	30.5	8.4	9.2	6.9	6.4
Other income	45,688	57,967	59,082	(21.2)	(1.9)	5.9	7.3	7.5

Total revenues	814,789	822,939	811,501	(1.0)	1.4	105.1	103.2	103.1
Interest expense	(39,736)	(25,441)	(24,771)	56.2	2.7	(5.1)	(3.2)	(3.1)

Net revenues	775,053	797,498	786,730	(2.8)	1.4	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	471,674	488,394	482,397	(3.4)	1.2	60.9	61.2	61.3
Occupancy and equipment	57,627	57,066	58,025	1.0	(1.7)	7.4	7.2	7.4
Communications	39,791	42,198	37,599	(5.7)	12.2	5.1	5.3	4.8
Floor brokerage and clearance	17,568	17,309	22,755	1.5	(23.9)	2.3	2.2	2.9
Marketing and business development	39,863	42,468	39,030	(6.1)	8.8	5.1	5.3	5.0
Outside services	46,978	41,477	38,511	13.3	7.7	6.1	5.2	4.9
Cash award program	4,206	4,717	24,000	(10.8)	(80.3)	0.5	0.6	3.1
Restructuring-related expense	8,595	–	–	N/M	N/M	1.1	–	–
Royalty fee	–	–	3,911	N/M	N/M	–	–	0.5
Other operating expenses	27,645	24,248	39,619	14.0	(38.8)	3.6	3.0	4.9

Total non-interest expenses	713,947	717,877	745,847	(0.5)	(3.8)	92.1	90.0	94.8

Income before taxes	61,106	79,621	40,883	(23.3)	94.8	7.9	10.0	5.2
Income tax expense	21,023	29,273	14,884	(28.2)	96.7	2.7	3.7	1.9

Net income	$40,083	$50,348	$25,999	(20.4)%	93.7%	5.2%	6.3%	3.3%

NM – Not Meaningful
Net income was $40.1 million for the year ended December 31, 2005, down from $50.3 million for the year ended December 31, 2004. Net revenues were $775.1 million in 2005, a decline of 2.8 percent from the prior year. Commissions and fees increased 7.5 percent over the prior year to $283.5 million in 2005, driven by increases in equity commissions and fee-based account revenues. Principal transactions revenues decreased 23.9 percent from 2004 due primarily to significant declines in fixed income volumes, lower spreads on fixed income products due to the NASD’s Trade Reporting and Compliance Engine (“TRACE”) requirements and reduced equity sales and trading revenues. Investment banking revenues increased 5.0 percent to $270.8 million compared with $257.9 million in 2004, driven by record advisory services activity. Other income for the year ended December 31, 2005 decreased by 21.2 percent to $45.7 million, compared with $58.0 million for the prior year. This decrease was due to higher gains recorded on private equity investments in 2004. Also, 2004 included revenues associated with our venture capital business, the management of which was transitioned to an independent company effective December 31, 2004. Net interest income in 2005 increased to $31.7 million, up 8.2 percent compared to 2004. The increase was due to the impact of rising short-term interest rates on net interest income earned on
Piper Jaffray Annual Report 2005        13

Management’s Discussion and Analysis of Financial Condition and Results of Operations
our customer margin balances, net inventories and other net earning assets, and the growth in sales of interest rate products. Non-interest expenses were $713.9 million in 2005, down slightly compared to 2004. Compensation and benefits expense declined due to lower revenues and profitability. Non-compensation expenses increased due to an $8.6 million restructuring charge taken in the second quarter of 2005 in connection with certain expense reduction measures, and higher litigation-related expenses.
Net income increased to $50.3 million for the year ended December 31, 2004, up from $26.0 million for the year ended December 31, 2003. Net revenues increased 1.4 percent to $797.5 million in 2004, from $786.7 million in 2003, as increased revenues in investment banking and commissions and fees were nearly offset by a decline in principal transactions. Investment banking revenues increased 12.2 percent to $257.9 million in 2004, compared with $229.9 million in 2003, as a result of increased advisory services and equity underwriting activity. Commissions and fees revenues totaled $263.7 million in 2004, an increase of 2.7 percent from 2003. The increase in commissions and fees was driven by increased fee-based account revenues. Principal transactions decreased 12.4 percent from 2003, largely due to a decline in our fixed income institutional sales and trading business. Our fixed income institutional sales and trading revenues hit record levels in the second and third quarters of 2003, but rising interest rates created a more challenging fixed income environment in 2004. Non-interest expenses decreased 3.8 percent to $717.9 million for 2004, from $745.8 million for 2003. This decrease was primarily attributable to the cash award charge of $24.0 million taken in the fourth quarter of 2003. Additionally, in 2004 we recorded lower loan losses on employee loans and lower litigation-related charges, which were partially offset by new costs related to our status as a public company.
CONSOLIDATED NON-INTEREST EXPENSES
Compensation and Benefits – Compensation and benefits expenses to secure the services of our employees are the largest component of our expenses. Compensation and benefits expenses include salaries, commissions, bonuses, benefits, employment taxes and other employee costs. A substantial portion of compensation expense is comprised of variable incentive arrangements, including commissions and discretionary bonuses, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The timing of bonus payments, which generally occur in February, have a greater impact on our cash position and liquidity as they are paid, than is reflected in our statement of operations.
Compensation and benefits expenses decreased 3.4 percent to $471.7 million in 2005, from $488.4 million in the prior year. The decrease was attributable to lower net revenues and profitability and the savings from the restructuring actions taken in the second quarter of 2005. Compensation and benefits expenses as a percentage of net revenues decreased slightly to 60.9 percent for the year ended December 31, 2005, compared to 61.2 percent for the year ended December 31, 2004.
Compensation and benefits expenses increased 1.2 percent to $488.4 million in 2004, from $482.4 million in 2003. Compensation and benefits expenses as a percentage of net revenues were essentially flat at 61.2 percent for 2004, versus 61.3 percent for 2003.
Occupancy and Equipment – Occupancy and equipment expenses were $57.6 million in 2005, compared with $57.1 million in the prior year. Increased costs associated with additional office space and software costs related to our algorithmic and program trading (“APT”) capabilities, which we acquired in the fourth quarter of 2004, were partially offset by prior investments in technology becoming fully depreciated.
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
Communications – Communication expenses include costs for telecommunication and data communication, primarily consisting of expense for obtaining third-party market data information. Communication expenses were $39.8 million in 2005, down 5.7 percent from 2004. The decrease was primarily attributable to lower market data service expenses as a result of cost savings initiatives.
Communications expenses were $42.2 million in 2004, compared with $37.6 million in 2003. This
14       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
increase was due primarily to higher communication infrastructure costs resulting from our separation from U.S. Bancorp and increased costs to support our fixed income sales and trading capabilities.
Floor Brokerage and Clearance – Floor brokerage and clearance expenses in 2005 were essentially flat as compared with 2004. Increased costs associated with APT were offset by our continued efforts to reduce expenses associated with accessing electronic communication networks.
Floor brokerage and clearance expenses were $17.3 million in 2004, compared with $22.8 million in 2003, a decrease of 23.9 percent. This decrease was a result of our efforts to reduce expenses associated with accessing electronic communication networks and our efforts to execute a greater number of trades through our own trading desks.
Marketing and Business Development – Marketing and business development expenses include travel and entertainment, postage, supplies and promotional and advertising costs. Marketing and business development expenses decreased 6.1 percent to $39.9 million in 2005, compared with $42.5 million in the prior year. This decrease was largely driven by the impact of cost savings initiatives to reduce travel and supplies costs.
Marketing and business development expenses were $42.5 million in 2004, compared with $39.0 million in 2003, an increase of 8.8 percent. This increase was attributable to increased travel and entertainment costs related to equity underwritings, which increased by 54.1 percent over 2003, and higher travel costs related to our fixed income corporate sales and trading efforts.
Outside Services – Outside services expenses include securities processing expenses, outsourced technology and operations functions, outside legal fees and other professional fees. Outside services expenses increased to $47.0 million in 2005, compared with $41.5 million in the prior year. This increase reflects the costs for outsourcing additional technology and operations functions, which were previously performed in-house, and higher legal fees.
Outside services expenses increased to $41.5 million in 2004, compared with $38.5 million for the prior year. This 7.7 percent increase primarily reflects the costs for outsourcing the operation of our network and mainframe to a third-party vendor, a change we made in 2004, and additional costs resulting from our new status as a public company.
Cash Award Program – As discussed above under the caption, “Information Regarding Our Spin-off from U.S. Bancorp,” we granted cash awards to a broad-based group of our employees in connection with our spin-off from U.S. Bancorp. At the time of the spin-off, we incurred a $24.0 million charge related to these awards. This charge was included in our 2003 results of operations. In 2005 and 2004, we incurred additional expense related to the cash awards of $4.2 million and $4.7 million, respectively. We expect to incur charges of approximately $4.0 million and $3.5 million related to these awards in 2006 and 2007, respectively.
Restructuring-Related Expense – In the second quarter of 2005, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a restructuring charge of $8.6 million, consisting of $4.9 million in severance benefits and $3.7 million related to the reduction of leased office space. We anticipate realizing approximately $10.0 million in annual cost savings as a result of these expense reduction measures. Based on the timing of these actions, approximately $5.0 million in savings was recognized during the second half of 2005.
Royalty Fee – As a subsidiary of U.S. Bancorp, we were charged royalty fees for the use of U.S. Bancorp tradenames and trademarks. These charges were discontinued at the time of our spin-off from U.S. Bancorp.
Other Operating Expenses – Other operating expenses include insurance costs, license and registration fees, financial advisor loan loss contingencies, expenses related to our charitable giving program, amortization on intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory settlements, awards or judgments, and fines. Other operating expenses increased to $27.6 million in 2005, compared with $24.2 million in 2004, an increase of 14.0 percent. This increase was driven primarily by increased litigation-related expenses and intangible asset amortization expense that we began to record in late 2004 in conjunction with the acquisition of our APT capabilities. Additionally, other operating expenses were lower in 2004 due to the fact that we reduced our financial advisor loan loss reserve by $2.1 million as we determined that the attrition of our financial advisors related to the implementation of a new compensation plan in 2003 was largely complete. Partially offsetting the higher costs in 2005 was a decline in insurance premiums and lower minority interest expense related to our private equity investments.
Piper Jaffray Annual Report 2005        15

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other operating expenses decreased to $24.2 million in 2004, compared with $39.6 million in 2003, a decrease of 38.8 percent. In the second quarter of 2003, we increased our allowance for financial advisor loan losses by $8.8 million in conjunction with implementing a new compensation plan that we expected would result in attrition of certain financial advisors. During the first and second quarters of 2003, we communicated to financial advisors certain changes to our production-based compensation plans that were effective in the third quarter of 2003. These compensation changes reflected a shift from a product-based payout to a production-based payout. This change more closely aligned our new compensation plan with the compensation plans of our competitors. Subsequent to these communications, we experienced attrition of certain financial advisors, primarily those with low levels of production. We expected this trend to continue and, based on historical collection efforts, to result in employee loan losses. Accordingly, we increased our allowance for our exposure to employee loan losses in 2003. In 2004, we reduced the loan loss reserve by $2.1 million, reflecting our belief that we would not experience further attrition of financial advisors related to the new compensation plan, as well as the fact that attrition related to the plan was lower than originally expected.
Further contributing to the decrease in other operating expenses in 2004 were reduced litigation-related costs, which totaled $4.4 million in 2004 in comparison with $16.1 million in 2003, a decrease of 72.7 percent. The decrease in other operating expenses was offset in part by a $3.1 million increase in costs for corporate insurance as a result of being a stand-alone public company and new expenses associated with our charitable giving program.
Income Taxes – Our provision for income taxes in 2005 was $21.0 million, an effective tax rate of 34.4 percent, compared with $29.3 million, an effective tax rate of 36.8 percent, for 2004, and compared with $14.9 million, an effective tax rate of 36.4 percent, for 2003. The decreased effective tax rate in 2005 compared to 2004 is attributable to an increase in the ratio of municipal interest income, which is non-taxable, to total taxable income and a reduction in our state taxes.
SEGMENT PERFORMANCE
We measure financial performance by business segment. Our three segments are Capital Markets, Private Client Services, and Corporate Support and Other. We determined these segments based on factors such as the type of customers served, the nature of products and services provided and the distribution channels used to provide those products and services. Segment pre-tax operating income or loss and segment operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance in relation to our competitors. Segment pre-tax operating income or loss is derived from our business unit profitability reporting systems by specifically attributing customer relationships and their related revenues and expenses to the business unit that maintains the relationship and generates the revenues. Expenses directly managed by the business unit are accounted for within each segment’s pre-tax operating income or loss. In addition, operations, technology and other business activities managed on a corporate basis are allocated to the segments based on each segment’s use of these functions to support its business. Expenses related to being a public company and long-term financing are included within Corporate Support and Other. To enhance the comparability of business segment results over time, the cash awards granted to employees in connection with our separation from U.S. Bancorp and restructuring charges are not included in segment pre-tax operating income or loss. The presentation reflects our current management structure.
In the first quarter of 2005, we began to more fully allocate corporate expenses previously included in Corporate Support and Other to Capital Markets and Private Client Services. Early in 2005, we concluded an extensive study of costs included in Corporate Support and Other to determine how these costs related to and were driven by business activities conducted in Capital Markets and Private Client Services. As a result of this study, certain expenses such as finance, human resources and other corporate administration costs are included in the results of the revenue-producing segments. Approximately $27.4 million and $28.0 million in expenses were allocated in 2004 and 2003, respectively, from Corporate Support and Other to Capital Markets and Private Client Services. Internally, we manage and allocate resources to our business segments based on these results. All periods presented have been restated and are presented on a comparable basis. This restatement did not affect our aggregate financial results.
Our primary revenue-producing segments, Capital Markets and Private Client Services, have different compensation plans and non-compensation cost structures that impact the operating margins of the two segments differently during periods of increasing or decreasing business activity and revenues. Compensa-
16       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
tion expense for Capital Markets is driven primarily by pre-tax operating income of the segment, whereas compensation expense for Private Client Services is driven primarily by revenues. In addition, Private Client Services has a higher proportion of fixed non-compensation expenses than Capital Markets.
The following table provides our segment performance for the periods presented:

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2005	2004
(Dollars in Thousands)	2005	2004	2003	v 2004	v 2003

Net revenues
Capital Markets	$435,808	$431,302	$430,846	1.0%	0.1%
Private Client Services	346,951	359,668	355,563	(3.5)	1.2
Corporate Support and Other	(7,706)	6,528	321	N/M	N/M

Total	$775,053	$797,498	$786,730	(2.8)%	1.4%

Pre-tax operating income (loss) before unallocated charges a
Capital Markets	$70,586	$68,053	$69,065	3.7%	(1.5)%
Private Client Services	18,281	26,959	7,906	(32.2)	241.0
Corporate Support and Other	(14,960)	(10,674)	(8,177)	40.2	30.5

Total	$73,907	$84,338	$68,794	(12.4)%	22.6%

Pre-tax operating margin before unallocated charges
Capital Markets	16.2%	15.8%	16.0%
Private Client Services	5.3%	7.5%	2.2%
Total	9.5%	10.6%	8.7%

(a)	See reconciliation to pre-tax operating income including unallocated charges for detail on expenses excluded from segment performance.

Reconciliation to pre-tax operating income including unallocated charges:
Pre-tax operating income before unallocated charges	$73,907	$84,338	$68,794
Cash award program	4,206	4,717	24,000
Restructuring-related	8,595	–	–
Royalty fee	–	–	3,911

Consolidated income before income tax expense	$61,106	$79,621	$40,883

Piper Jaffray Annual Report 2005        17

Management’s Discussion and Analysis of Financial Condition and Results of Operations
CAPITAL MARKETS

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2005	2004
(Dollars in Thousands)	2005	2004	2003	v 2004	v 2003

Net revenues:
Institutional sales and trading
Fixed income	$75,201	$84,685	$106,138	(11.2)%	(20.2)%
Equities	114,789	117,272	122,492	(2.1)	(4.3)

Total institutional sales and trading	189,990	201,957	228,630	(5.9)	(11.7)

Investment banking
Underwriting
Fixed income	67,649	62,096	64,762	8.9	(4.1)
Equities	75,026	87,505	70,202	(14.3)	24.6
Advisory services	100,672	78,066	63,258	29.0	23.4

Total investment banking	243,347	227,667	198,222	6.9	14.9

Other income	2,471	1,678	3,994	47.3	(58.0)

Total net revenues	$435,808	$431,302	$430,846	1.0%	0.1%

Pre-tax operating income before unallocated charges	$70,586	$68,053	$69,065	3.7%	(1.5)%
Pre-tax operating margin	16.2%	15.8%	16.0%

Capital Markets net revenues were $435.8 million, up 1.0 percent compared with the prior year. These results reflected record advisory services revenues, offset primarily by lower institutional sales and trading revenues. Institutional sales and trading revenues decreased as a result of structural changes in the trading markets. The structural changes include increased price transparency in the corporate bond market, decreased revenue per equity share traded and increased use of electronic and direct market access trading, which have created downward pressure on sales and trading margins. We expect to experience continued downward pressure on trading margins over time.
Institutional sales and trading revenues comprise all the revenues generated through trading activities. These revenues, which are generated primarily through the facilitation of customer trades, include principal transaction revenues, commissions and the interest income or expense associated with financing or hedging our inventory positions. To assess the profitability of institutional sales and trading activities, we aggregate principal transactions, commissions and net interest revenues. In 2005, institutional sales and trading revenues decreased 5.9 percent to $190.0 million, compared with $202.0 million in the prior year.
Fixed income institutional sales and trading revenues declined 11.2 percent to $75.2 million in 2005, compared with $84.7 million in 2004. Rising interest rates and a flattened yield curve resulted in reduced sales and trading volumes in fixed income products. Additionally, trading margins declined in 2005, due largely to increased price transparency in the corporate bond markets and growth in electronic trading. In February 2005, certain high-yield bonds for which we issue proprietary research became subject to TRACE disclosure requirements. These high-yield bonds represent a substantial portion of our overall corporate bond sales and trading.
Equity institutional sales and trading revenue decreased 2.1 percent in 2005, to $114.8 million. In 2005, we experienced downward pressure on net commissions in the cash equities business as a result of increased pressure from institutional clients to reduce transaction costs. The decline in net commissions in our cash equities business was offset by increased electronic trading revenue from our APT capabilities acquired in the fourth quarter of 2004.
Investment banking revenues increased 6.9 percent to $243.3 million in 2005, compared with $227.7 million in 2004. This increase was primarily attributable to strong advisory services revenues, as we achieved record full-year advisory services revenues of $100.7 million, an increase of 29.0 percent compared with 2004. We completed 48 mergers and acquisitions deals valued at $8.1 billion in 2005, compared with 49 deals valued at $6.8 billion in 2004. Additionally, fixed income underwriting revenues increased 8.9 percent to $67.6 million in 2005 compared with
18       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
$62.1 million in 2004. We underwrote 473 municipal issues with a par value of $6.1 billion during 2005, compared with 504 municipal issues with a par value of $5.9 billion during 2004. Equity underwriting revenues decreased 14.3 percent to $75.0 million in 2005. Driving this decline in equity underwriting revenues were less favorable capital market conditions, particularly during the first half of 2005, that led to a decline in offering activity compared with the prior year. During 2005, we completed 64 equity offerings, raising $8.7 billion in capital for our clients, compared with 94 equity offerings, raising $12.9 billion in capital, during 2004.
Segment pre-tax operating margin for 2005 increased to 16.2 percent from 15.8 percent for the prior year as a result of the increase in net revenues and the impact of cost savings initiatives.
In 2004, institutional sales and trading revenues decreased 11.7 percent to $202.0 million, compared with $228.6 million in 2003. This decline was primarily due to reduced fixed income institutional sales and trading revenues, which decreased 20.2 percent to $84.7 million in 2004, compared with $106.1 million in 2003. The significant decline in fixed income revenues from the prior year was attributable to substantially reduced institutional client order flow and reduced trading profits. The decrease in 2004 also reflected the fact that our fixed income business achieved record revenues in the second and third quarters of 2003, driven by high-yield corporate bonds where we have proprietary research capabilities, while the rising interest rate environment in 2004 created a more challenging fixed income trading environment. In addition, equity institutional sales and trading decreased 4.3 percent in 2004, to $117.3 million, compared with $122.5 million in the prior year. This decline was primarily attributable to a reduction in revenue related to convertible sales and trading activity as a result of challenging market conditions for convertible securities.
Investment banking revenue increased to $227.7 million in 2004, compared with $198.2 million in the prior year, up 14.9 percent. This increase reflects higher equity underwriting activity during the first half of 2004 compared with the corresponding period of 2003. During 2004, we completed 94 equity offerings, raising $12.9 billion in capital for our clients, compared with 61 equity offerings, raising $8.2 billion in capital, during 2003. Additionally, advisory services activity rose. We completed 49 merger and acquisition deals valued at $6.8 billion in 2004, compared with 38 deals valued at $5.1 billion in 2003. This increase was offset in part by fixed income investment banking revenues, which decreased 4.1 percent from the prior year to $62.1 million in 2004.
Segment pre-tax operating margin for 2004 decreased to 15.8 percent from 16.0 percent for 2003 as fixed compensation costs increased while net revenues remained flat.
PRIVATE CLIENT SERVICES

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2005	2004
(Dollars in Thousands)	2005	2004	2003	v 2004	v 2003

Net revenues	$346,951	$359,668	$355,563	(3.5)%	1.2%
Pre-tax operating income before unallocated charges	$18,281	$26,959	$7,906	(32.2)%	241.0%
Pre-tax operating margin	5.3%	7.5%	2.2%
Number of financial advisors(period end)	842	860	874

Private Client Services financial performance in 2005 reflected decreased transaction revenues driven by fewer financial advisors and reduced spreads on fixed income products, offset partially by increased fee-based revenues. We are in the process of transitioning our business to an advisory, rather than a transactional, model. We are working to improve the profitability of the business by increasing financial advisor productivity, increasing the number of financial advisors by selectively recruiting experienced financial advisors and training developing financial advisors, and diligently managing costs. We continue to anticipate that returning this business to competitive performance will be a multi-year process.
Private Client Services net revenues decreased 3.5 percent to $347.0 million in 2005, compared with net revenues of $359.7 million in the prior year. Fewer financial advisors and reduced fixed income product revenue led to the decline. Offsetting these declines, in part, were increased fee-based account revenues, which are charged as a percentage of an account’s asset balance rather than on a transaction basis. Total client assets under management increased approximately 2.0 percent from $51 billion at December 31,
Piper Jaffray Annual Report 2005        19

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2004 to $52 billion at December 31, 2005. Fee-based account revenues increased 16.4 percent from 2004, while client assets in fee-based accounts increased 13.0 percent from the prior year. As of December 31, 2005, 16.9 percent of client assets were held in fee-based accounts.
Segment pre-tax operating margin for Private Client Services decreased to 5.3 percent for 2005, compared with 7.5 percent in 2004. The decline in pre-tax operating margin was due to lower net revenues and higher litigation-related expenses in 2005. Additionally, the results for 2004 included the reduction of our financial advisor loan loss reserve by $2.1 million as we determined that the attrition of financial advisors related to the implementation a new compensation plan in 2003 was largely complete.
The number of financial advisors includes both developing and experienced financial advisors. We continue to work to grow our financial advisor ranks, which we expect to accomplish over the long term by training professionals to become financial advisors and by selectively recruiting experienced financial advisors. Our financial advisors continue to make the transition from a transactional model to an advisory model, and we have seen increases in assets under management per financial advisor. The number of financial advisors continued to decline in 2005 as departures of lower level producers was not offset with new financial advisor hiring.
Private Client Services net revenues increased slightly to $359.7 million in 2004 compared with 2003. Fee-based account revenues increased as a result of higher client asset balances in fee-based accounts in 2004, reflecting improved conditions in the equity markets. This increase was partially offset by decreased transactional business due to a decline in individual investor sentiment that began during the second half of 2004. Total client assets under management increased from $50 billion at December 31, 2003, to $51 billion at December 31, 2004, largely due to 2004 equity market gains.
Another factor that limited 2004 net revenues was the decline in the number of our financial advisors when compared to 2003. The decreased number of financial advisors reflected the attrition of certain financial advisors following the change in our compensation program described above under the caption “Consolidated Non-Interest Expenses – Other Operating Expenses” and the difficulty we experienced in recruiting experienced financial advisors following the announcement in early 2003 of our impending spin-off from U.S. Bancorp as a result of the uncertainty surrounding the future of our business.
Despite net revenues being up only 1.2 percent year over year, segment pre-tax operating margin for Private Client Services increased to 7.5 percent for 2004 compared to 2.2 percent in 2003, due to lower financial advisor loan loss reserves, a reduction in litigation-related expenses and diligent cost control efforts.
CORPORATE SUPPORT AND OTHER
Corporate Support and Other includes revenues primarily attributable to our private equity business and our investments in private equity and venture capital funds. The Corporate Support and Other segment also includes interest expense on our subordinated debt, which is recorded as a reduction of net revenues. Prior to January 1, 2005, Corporate Support and Other also included revenues associated with our venture capital business. Effective December 31, 2004, the management of our venture capital funds was transitioned to an independent company, however, we maintained our existing investments in these funds. In 2005, Corporate Support and Other recorded negative net revenues of $7.7 million, compared with $6.5 million in revenues during the prior year. This $14.2 million fluctuation in revenues was primarily due to management fees recorded in 2004 pertaining to our venture capital business, capital gains recorded in 2004 pertaining to our private equity investments and an increase in long-term financing costs in 2005. Our subordinated debt is variable-rate debt based on the London Interbank Offered Rate, which increased by approximately 200 basis points from December 31, 2004 to December 31, 2005.
We anticipate realizing a significant gain in Corporate Support and Other in 2006 related to our ownership of two seats on the New York Stock Exchange, Inc. (“NYSE”). The NYSE and Archipelago Holdings, Inc. (“Archipelago”) have entered into a merger agreement providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc. In the proposed merger, NYSE seat members will be entitled to receive $300,000 in cash and 80,177 restricted shares of NYSE Group, Inc. common stock. We currently value our two NYSE seats at a cost basis of $0.6 million.
In 2004, net revenues for the Corporate Support and Other segment increased to $6.5 million from $0.3 million in 2003. This change was due primarily to capital gains recorded in 2004 pertaining to our private equity investments as discussed above. In addition, interest expense on our subordinated debt de-
20       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
creased, as we reduced our subordinated debt balance by $35.0 million in the fourth quarter of 2003.
Recent Accounting Pronouncements
Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in our Annual Report to Shareholders, and are incorporated herein by reference.
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
For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in our Annual Report to Shareholders. We believe that of our significant accounting policies, the following are our critical accounting policies:
VALUATION OF FINANCIAL INSTRUMENTS
Trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased on our consolidated statements of financial condition consist of financial instruments recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of the instrument. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the highest price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.
A substantial percentage of the fair value of our trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.
For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors considered by us in determining the fair value of financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security’s fair value. For instance, we assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.
Piper Jaffray Annual Report 2005        21

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fair values for derivative contracts represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deemed the net present value of estimated future cash flows model to be the best estimate of fair value as most of our derivative products are interest rate products. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The valuation models are monitored over the life of the derivative product. If there are any changes in the underlying inputs, the model is updated for those new inputs.
The following table presents the carrying value of our trading securities owned, trading securities owned and pledged as collateral and trading securities sold, but not yet purchased for which fair value is measured based on quoted prices or other independent sources versus those for which fair value is determined by management.

		Trading
		Securities Sold,
DECEMBER 31, 2005	Trading Securities	But Not Yet
(Dollars in Thousands)	Owned or Pledged	Purchased

Fair value of securities excluding derivatives, based on quoted prices and independent sources	$706,671	$327,587
Fair value of securities excluding derivatives, as determined by management	25,617	–
Fair value of derivatives based on quoted prices and independent sources	–	–
Fair value of derivatives as determined by management	21,610	4,617

	$753,898	$332,204

Financial instruments carried at contract amounts that approximate fair value have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on our consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.
GOODWILL AND INTANGIBLE ASSETS
We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by Statement of Financial Accounting Standards No. 141, “Business Combinations.” Determining the fair value of assets and liabilities acquired requires certain management estimates. At December 31, 2005, we had goodwill of $317.2 million, principally as a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp.
Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, we are required to perform impairment tests of our goodwill and intangible assets annually and more frequently in certain circumstances. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each operating segment based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value. We completed our last goodwill impairment test as of October 31, 2005, and no impairment was identified.
As noted above, the initial recognition of goodwill and other intangible assets and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology, discount rates and market conditions. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended time period.
22       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
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
STOCK-BASED COMPENSATION
As part of our compensation to employees and directors, we use stock-based compensation, including stock options and restricted stock. Effective January 1, 2004, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The fair value method requires an estimate of the value of stock options to be recognized as compensation over the vesting period of the awards.
Compensation paid to employees in the form of stock options or restricted stock is generally amortized on a straight-line basis over the requisite service period of the award, which is usually three years, and is included in our results of operations as compensation expense, net of estimated forfeitures. A substantial percentage of our restricted stock issued to employees has a substantive non-compete agreement. Restricted stock that contains a non-compete agreement is expensed over the non-compete period. Stock-based compensation granted to our non-employee directors is in the form of stock options. Stock-based compensation paid to directors is immediately vested and is included in our results of operations as outside services expense.
In determining the estimated fair value of stock options, we use the Black-Scholes option-pricing model, which requires judgment regarding certain assumptions, including the expected life of the options granted, dividend yields and stock volatility. Certain assumptions are estimated using industry comparisons due to a lack of historical data. For instance, because our stock has been publicly traded for just over two years, we have limited information on which to base our volatility estimates; therefore, to develop a reasonable estimate, we have used industry comparisons to determine an appropriate volatility level. Similarly, as none of our employee options are vested, we do not have historical data regarding employee option exercises or post-termination behaviors; therefore, industry comparisons were used to estimate the expected life of the options. Additional information regarding assumptions used in the Black-Scholes pricing model can be found in Note 19 to our consolidated financial statements.
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
Piper Jaffray Annual Report 2005        23

Management’s Discussion and Analysis of Financial Condition and Results of Operations
successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies.
Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements entered into in connection with the spin-off, we generally are responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp generally is responsible for all liabilities relating to the businesses U.S. Bancorp retained. However, in addition to our established reserves, U.S. Bancorp agreed to indemnify us in an amount up to $17.5 million for losses that result from certain matters, primarily third-party claims relating to research analyst independence. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company. As of December 31, 2005, approximately $13.4 million of the indemnification remained.
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
Liquidity and Capital Resources
Liquidity is of critical importance to us given the nature of our business. Insufficient liquidity resulting from adverse circumstances contributes to, and may be the cause of, financial institution failure. Accordingly, we regularly monitor our liquidity position, including our cash and net capital positions, and we have implemented a liquidity strategy designed to enable our business to continue to operate even under adverse circumstances, although there can be no assurance that our strategy will be successful under all circumstances.
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
To optimize our use of capital, in January 2005 our board of directors authorized the repurchase of up to 1.3 million shares of our common stock for a maximum aggregate purchase price of $65 million. The program commenced in the first quarter of 2005 and was completed on October 4, 2005. We repurchased the 1,300,000 shares of common stock authorized by the board at an average price of $32.78 per share.
Over the long-term, one of our objectives in repurchasing common stock on the open market is to offset dilution from stock-based compensation.
CASH FLOWS
Cash and cash equivalents decreased $6.5 million in 2005 to $60.9 million at December 31, 2005. Operating activities provided cash of $99.7 million, as cash received from earnings and operating assets and liabilities exceeded cash utilized to increase net trading securities owned. Cash of $19.7 million was used for investing activities toward the purchase of fixed assets. Cash of $86.3 million was used in financing activities, including a $55.5 million reduction of our secured financing activities and $42.6 million utilized to repurchase common stock in conjunction with the share repurchase program discussed above. The cash used in financing activities was offset by an increase in securities loaned activities of $11.8 million.
Cash and cash equivalents decreased $17.0 million in 2004 to $67.4 million at December 31, 2004. Operating activities used cash of $2.1 million, as cash received from earnings and operating assets and liabilities was exceeded by cash utilized toward fails to deliver, stock borrowed and for processing ac-
24       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
counts. Cash of $31.3 million was used for investing activities toward the purchase of fixed assets and the acquisition of Vie Securities, LLC. Cash of $16.4 million was generated by financing activities, including $133.6 million received from secured financing activities and $41.7 million from securities loaned. The cash generated through repurchase agreements and securities loaned financing was offset by a net reduction of short-term borrowings of $159.0 million.
Cash and cash equivalents increased $51.8 million in 2003 to $84.4 million at December 31, 2003. Operating activities used cash of $1.3 million as cash received from earnings and operating assets and liabilities was exceeded by cash utilized toward the purchase of repurchase agreements and reverse repurchase agreements. Cash of $15.1 million was used for investing activities toward the purchase of fixed assets. Cash of $68.3 million was generated by financing activities, including $153.9 million received from secured financing activities and $33.9 million in capital contributions from U.S. Bancorp. The cash generated through financing was offset by a net reduction of short-term borrowings of $91.0 million and a $35.0 million reduction in our subordinated debt.
FUNDING SOURCES
We have available discretionary short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of securities lending agreements, repurchase agreements and secured bank loans. Securities lending agreements are primarily secured by client collateral pledged for margin loans while bank loans and repurchase agreements are typically collateralized by the firm’s securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate.
To finance customer receivables we utilized an average of $38 million in short-term bank loans and an average of $244 million in securities lending arrangements in 2005. This compares to an average of $34 million in short-term bank loans and $211 million in average securities lending arrangements in 2004. Average repurchase agreements (excluding hedging) of $176 million and $165 million in 2005 and 2004, respectively, were primarily used to finance inventory. Growth in margin loans to customers is generally financed through increases in securities lending to third parties while growth in our securities inventory is generally financed through repurchase agreements or securities lending. Bank financing supplements these sources as necessary. On December 31, 2005, we had no outstanding short-term bank financing.
As of December 31, 2005, we had uncommitted credit agreements with banks totaling $675 million, comprising $555 million in discretionary secured lines and $120 million in discretionary unsecured lines. We have been able to obtain necessary short-term borrowings in the past and believe we will continue to be able to do so in the future. We have also established arrangements to obtain financing using as collateral our securities held by our clearing bank or by another broker dealer at the end of each business day.
In addition to the $675 million of credit agreements described above, our broker dealer subsidiary is party to a $180 million subordination agreement with an affiliate of U.S. Bancorp, which has been approved by the NYSE for regulatory net capital purposes as allowable in our broker dealer subsidiary’s net capital computation. The interest on the $180 million subordination agreement is based on the three-month London Interbank Offer Rate. The entire amount outstanding matures October 31, 2008.
CASH REQUIREMENTS
The following table provides a summary of our contractual obligations as of December 31, 2005:

		2007	2009	2011
		Through	Through	and
(Dollars in Millions)	2006	2008	2010	Thereafter	Total

Long-term borrowings	$–	$180.0	$–	$–	$180.0
Operating leases	27.2	51.2	47.6	69.1	195.1
Cash award program	4.0	3.5	–	–	7.5
Venture fund commitments a	–	–	–	–	13.5

(a)	The venture fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.
As of December 31, 2005, our long-term borrowings were $180.0 million, all due in 2008. Our minimum lease commitments for non-cancelable office space leases were $195.1 million. Certain leases have renewal options and clauses for escalation and operation cost adjustments. We have commitments to invest an additional $13.5 million in venture capital funds.
Piper Jaffray Annual Report 2005        25

Management’s Discussion and Analysis of Financial Condition and Results of Operations
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
At December 31, 2005, net capital under the SEC’s Uniform Net Capital Rule was $314.0 million or 57.0 percent of aggregate debit balances, and $303.0 million in excess of the minimum required net capital.
Off-Balance Sheet Arrangements
We enter into various types of off-balance sheet arrangements in the ordinary course of business. We hold retained interests in nonconsolidated entities, incur obligations to commit capital to nonconsolidated entities, enter into derivative transactions, enter into non-derivative guarantees and enter into other off-balance sheet arrangements.
We enter into arrangements with special-purpose entities (“SPEs”), also known as variable interest entities. SPEs are corporations, trusts or partnerships that are established for a limited purpose. SPEs, by their nature, generally are not controlled by their equity owners, as the establishing documents govern all material decisions. Our primary involvement with SPEs relates to securitization transactions in which highly rated fixed rate municipal bonds are sold to an SPE. We follow Statement of Financial Accounting Standards No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125,” to account for securitizations and other transfers of financial assets. Therefore, we derecognize financial assets transferred in securitizations provided that such transfer meets all of the SFAS 140 criteria. See Note 5, “Securitizations,” in the notes to the consolidated financial statements for a complete discussion of our securitization activities.
We have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in emerging growth companies. We commit capital or act as the managing partner or member of these entities. These entities are reviewed under variable interest entity and voting interest entity standards. If we determine that an entity should not be consolidated, we record these investments on the equity method of accounting. The lower of cost or market method of accounting is applied to investments where we do not have the ability to exercise significant influence over the operations of an entity. See Note 6, “Variable Interest Entities,” in the notes to consolidated financial statements for a complete discussion of our activities related to these types of partnerships.
We use derivative products in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to manage the interest rate and market value risks associated with our security positions. For a complete discussion of our activities related to derivative products, see Note 4, “Derivatives,” in the notes to the consolidated financial statements.
Our other types of off-balance-sheet arrangements include contractual commitments and guarantees. For a discussion of our activities related to these off-balance sheet arrangements, see Note 14, “Contingencies, Commitments and Guarantees,” in the notes to the consolidated financial statements.
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
26       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our enterprise risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis through a series of reports. The broader goals of our enterprise risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to ensure accurate mark-to-market pricing.
In addition to supporting daily risk management processes on the trading desks, our enterprise risk management functions support our market risk, institutional credit risk and asset/liability committees. These committees oversee risk management practices, including defining acceptable risk tolerances and approving risk management policies.
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
Our different types of market risk include:
• Interest Rate Risk — Interest rate risk represents the potential loss from adverse changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of mortgage prepayments. Interest rate risk is managed through the use of short positions in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory, to hedge residual cash flows from our tender option bond program, and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.
• Equity Price Risk — Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the level of our position in any individual security and by managing net position levels with those limits.
VALUE-AT-RISK
Value-at-Risk (“VaR”) is the potential loss in value of Piper Jaffray’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We perform a daily VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds and all associated hedges. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and approximations could produce materially different VaR estimates. For example, we include the risk-reducing diversification benefit between various securities because it is highly unlikely that all securities would have an equally adverse move on a typical trading day.
Consistent with industry practice, when calculating VaR we use a 95 percent confidence level and a one-day time horizon for calculating the VaR numbers reported below. This means there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. As a result, shortfalls from expected trading net revenues on a single trading day that are greater than the reported VaR would be anticipated to occur, on average, about once a month.
VaR has inherent limitations, including reliance on historical data to predict future market risk and the parameters established in creating the models that limit quantitative risk information outputs. There can be no assurance that actual losses occurring on any given day arising from changes in market conditions will not exceed the VaR amounts shown below or that
Piper Jaffray Annual Report 2005        27

Management’s Discussion and Analysis of Financial Condition and Results of Operations
such losses will not occur more than once in a 20-day trading period. In addition, different VaR methodologies and distribution assumptions could produce materially different VaR numbers. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes.
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
The following table quantifies the estimated VaR for each component of market risk for the periods presented:

AT DECEMBER 31,
(Dollars in Thousands)	2005	2004	2003

Interest Rate Risk	$309	$381	$828
Equity Price Risk	288	232	299

Aggregate Undiversified Risk	597	613	1,127
Diversification Benefit	(239)	(242)	(613)

Aggregate Diversified Value-at-Risk	$358	$371	$514

The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended 2005, 2004 and 2003, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$825	$259	$463
Equity Price Risk	766	201	466
Aggregate Undiversified Risk	1,406	551	929
Aggregate Diversified Value-at-Risk	760	253	589

FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$1,446	$238	$557
Equity Price Risk	578	209	312
Aggregate Undiversified Risk	1,695	482	869
Aggregate Diversified Value-at-Risk	945	267	421

FOR THE YEAR ENDED DECEMBER 31, 2003
(Dollars in Thousands)	High	Low	Average

Interest Rate Risk	$1,193	$544	$870
Equity Price Risk	1,051	256	536
Aggregate Undiversified Risk	1,971	1,028	1,406
Aggregate Diversified Value-at-Risk	944	481	664

28       Piper Jaffray Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
LIQUIDITY RISK
Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for days or weeks longer than we had planned.
We carefully watch our aged inventory to minimize the amount of illiquid securities we own at any one time. Also, given that we attempt to hedge away most of our market risk, it is likely that changes in value of our long positions in an illiquid market would be largely offset by changes in value of our short positions.
We are also exposed to liquidity risk in our day-to-day funding activities. In addition to the benefit of having a strong capital structure, we manage this risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department, working under the guidance of our asset/liability committee, can switch between securities lending, repurchase agreements, box loans and bank borrowings on any given day depending on the pricing and availability of funding from any one of these sources.
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
Piper Jaffray Annual Report 2005        29

Management’s Discussion and Analysis of Financial Condition and Results of Operations
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following: (1) developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability, (2) developments in specific sectors of the economy have in the past adversely affected, and may in the future adversely affect, our business and profitability, (3) we may not be able to compete successfully with other companies in the financial services industry who are often larger and better capitalized than we are, (4) we have experienced significant pricing pressure in areas of our business, which may impair our revenues and profitability, (5) our ability to attract, develop and retain highly skilled and productive employees is critical to the success of our business, (6) our underwriting and market-making activities may place our capital at risk, (7) an inability to readily divest or transfer trading positions may result in financial losses to our business, (8) use of derivative instruments as part of our risk management techniques may place our capital at risk, while our risk management techniques themselves may not fully mitigate our market risk exposure, (9) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (10) we may make strategic acquisitions of businesses, engage in joint ventures or divest or exit existing businesses, which could cause us to incur unforeseen expense and have disruptive effects on our business but may not yield the benefits we expect, (11) our technology systems, including outsourced systems, are critical components of our operations, and failure of those systems or other aspects of our operations infrastructure may disrupt our business, cause financial loss and constrain our growth, (12) our business is subject to extensive regulation that limits our business activities, and a significant regulatory action against our company may have a material adverse financial effect or cause significant reputational harm to our company, (13) regulatory capital requirements may limit our ability to expand or maintain present levels of our business or impair our ability to meet our financial obligations, (14) our exposure to legal liability is significant, and could lead to substantial damages, (15) the business operations that we conduct outside of the United States subject us to unique risks, (16) we may suffer losses if our reputation is harmed, (17) our stock price may fluctuate as a result of several factors, including but not limited to changes in our revenues and operating results, (18) provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock, and (19) other factors identified under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005, and updated in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.
30       Piper Jaffray Annual Report 2005

Piper Jaffray Companies
Piper Jaffray Annual Report 2005        31

Piper Jaffray Companies
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2005.
Our independent registered public accounting firm has issued an attestation report on management’s assessment of our internal control over financial reporting.
32       Piper Jaffray Annual Report 2005

Piper Jaffray Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of Piper Jaffray Companies
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Piper Jaffray Companies and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 24, 2006
Piper Jaffray Annual Report 2005        33

Piper Jaffray Companies
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of Piper Jaffray Companies
We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 24, 2006
34       Piper Jaffray Annual Report 2005

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,
(Dollars in Thousands, Except Share Data)	2005	2004

Assets
Cash and cash equivalents	$60,869	$67,387
Receivables:
Customers (net of allowance of $1,793)	472,987	433,173
Brokers, dealers and clearing organizations	299,056	536,705
Deposits with clearing organizations	64,379	70,886
Securities purchased under agreements to resell	222,844	251,923
Trading securities owned	517,310	694,222
Trading securities owned and pledged as collateral	236,588	290,499

Total trading securities owned	753,898	984,721
Fixed assets (net of accumulated depreciation and amortization of $98,952 and $110,928, respectively)	55,124	53,968
Goodwill and intangible assets (net of accumulated amortization of $54,264 and $52,664, respectively)	320,234	321,834
Other receivables	34,610	31,832
Other assets	70,190	75,828

Total assets	$2,354,191	$2,828,257

Liabilities and Shareholders’ Equity
Payables:
Customers	$216,652	$189,153
Checks and drafts	53,304	63,270
Brokers, dealers and clearing organizations	259,597	287,217
Securities sold under agreements to repurchase	245,786	312,273
Trading securities sold, but not yet purchased	332,204	746,604
Accrued compensation	171,551	184,608
Other liabilities and accrued expenses	140,270	139,704

Total liabilities	1,419,364	1,922,829
Subordinated debt	180,000	180,000
Shareholders’ equity:
Common stock, $0.01 par value; Shares authorized: 100,000,000 at December 31, 2005 and December 31, 2004; Shares issued: 19,487,319 at December 31, 2005 and 19,333,261 at December 31, 2004; Shares outstanding: 18,365,177 at December 31, 2005 and 19,333,261 at December 31, 2004	195	193
Additional paid-in capital	704,005	678,755
Retained earnings	90,431	50,348
Less common stock held in treasury, at cost: 1,122,142 shares at December 31, 2005	(35,422)	–
Other comprehensive loss	(4,382)	(3,868)

Total shareholders’ equity	754,827	725,428

Total liabilities and shareholders’ equity	$2,354,191	$2,828,257

See Notes to Consolidated Financial Statements
Piper Jaffray Annual Report 2005        35

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31,
(Amounts in Thousands, Except Per Share Data)	2005	2004	2003

Revenues:
Commissions and fees	$283,481	$263,730	$256,747
Principal transactions	143,391	188,526	215,191
Investment banking	270,758	257,932	229,945
Interest	71,471	54,784	50,536
Other income	45,688	57,967	59,082

Total revenues	814,789	822,939	811,501
Interest expense	39,736	25,441	24,771

Net revenues	775,053	797,498	786,730

Non-interest expenses:
Compensation and benefits	471,674	488,394	482,397
Occupancy and equipment	57,627	57,066	58,025
Communications	39,791	42,198	37,599
Floor brokerage and clearance	17,568	17,309	22,755
Marketing and business development	39,863	42,468	39,030
Outside services	46,978	41,477	38,511
Cash award program	4,206	4,717	24,000
Restructuring-related expense	8,595	–	–
Royalty fee	–	–	3,911
Other operating expenses	27,645	24,248	39,619

Total non-interest expenses	713,947	717,877	745,847

Income before income tax expense	61,106	79,621	40,883
Income tax expense	21,023	29,273	14,884

Net income	$40,083	$50,348	$25,999

Earnings per common share
Basic	$2.13	$2.60	$1.35
Diluted	$2.10	$2.60	$1.35
Weighted average number of common shares
Basic	18,813	19,333	19,237
Diluted	19,081	19,399	19,237
See Notes to Consolidated Financial Statements
36       Piper Jaffray Annual Report 2005

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

	Common		Additional				Other	Total
	Shares	Common	Paid-In	Retained	Invested	Treasury	Comprehensive	Shareholders’
(Dollars in Thousands, Except Share Amounts)	Outstanding	Stock	Capital	Earnings	Capital	Stock	Loss	Equity

Balance at December 31, 2002	–	$–	$–	$–	$609,857	$–	$–	$–
Net income	–	–	–	–	25,999	–	–	–
Capital contribution from U.S. Bancorp	–	–	–	–	37,500	–	–	–
Distribution to U.S. Bancorp	–	–	–	–	(3,561)	–	–	–
Recapitalization upon spin-off from U.S. Bancorp	19,334,261	193	669,602	–	(669,795)	–	–	669,795

Balance at December 31, 2003	19,334,261	$193	$669,602	$–	$–	$–	$–	$669,795
Net income	–	–	–	50,348	–	–	–	50,348
Amortization of restricted stock	–	–	7,119	–	–	–	–	7,119
Amortization of stock options	–	–	2,034	–	–	–	–	2,034
Minimum pension liability adjustment	–	–	–	–	–	–	(3,868)	(3,868)
Retirement of common stock	(1,000)	–	–	–	–	–	–	–

Balance at December 31, 2004	19,333,261	$193	$678,755	$50,348	$–	$–	$(3,868)	$725,428
Net income	–	–	–	40,083	–	–	–	40,083
Amortization of restricted stock	–	–	15,914	–	–	–	–	15,914
Amortization of stock options	–	–	3,341	–	–	–	–	3,341
Minimum pension liability adjustment	–	–	–	–	–	–	(73)	(73)
Foreign currency translation adjustment	–	–	–	–	–	–	(441)	(441)
Issuance of common stock	154,058	2	6,010	–	–	–	–	6,012
Repurchase of common stock	(1,300,000)	–	–	–	–	(42,612)	–	(42,612)
Reissuance of treasury shares	177,858	–	(15)	–	–	7,190	–	7,175

Balance at December 31, 2005	18,365,177	$195	$704,005	$90,431	$–	$(35,422)	$(4,382)	$754,827

See Notes to Consolidated Financial Statements
Piper Jaffray Annual Report 2005        37

Piper Jaffray Companies
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
(Dollars in Thousands)	2005	2004	2003

Operating Activities:
Net income	$40,083	$50,348	$25,999
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,135	21,391	19,031
Deferred income taxes	(475)	6,553	(6,491)
Loss on disposal of fixed assets	320	233	4,380
Stock-based compensation	19,255	9,153	3,859
Amortization of intangible assets	1,600	133	–
Forgivable loan reserve	–	(2,100)	8,800
Decrease (increase) in operating assets:
Cash and cash equivalents segregated for regulatory purposes	–	66,000	(66,000)
Receivables:
Customers	(39,493)	30,384	10,445
Brokers, dealers and clearing organizations	237,624	(297,405)	(20,936)
Deposits with clearing organizations	6,507	(4,316)	(29,988)
Securities purchased under agreements to resell	29,079	55,064	(66,973)
Net trading securities owned	(183,634)	27,039	32,231
Other receivables	(2,778)	7,782	27,067
Other assets	6,046	11,302	19,469
Increase (decrease) in operating liabilities:
Payables:
Customers	27,503	(37,010)	82,583
Checks and drafts	(9,966)	(1,333)	6,519
Brokers, dealers and clearing organizations	(39,699)	21,273	10,559
Securities sold under agreements to repurchase	(11,031)	(64)	(90,988)
Accrued compensation	110	(9,975)	53,611
Other liabilities and accrued expenses	497	43,478	(24,526)

Net cash provided by (used in) operating activities	99,683	(2,070)	(1,349)

Investing Activities:
Purchases of fixed assets, net	(19,743)	(14,712)	(15,109)
Acquisition, net of cash acquired	–	(16,624)	–

Net cash used in investing activities	(19,743)	(31,336)	(15,109)

Financing Activities:
Increase in securities loaned	11,774	41,736	6,467
Increase (decrease) in securities sold under agreements to repurchase	(55,456)	133,621	153,913
Decrease in short-term bank financing, net	–	(159,000)	(91,040)
Decrease in subordinated debt, net	–	–	(35,000)
Repurchase of common stock	(42,612)	–	–
Capital contribution from U.S. Bancorp	–	–	37,500
Capital distribution to U.S. Bancorp	–	–	(3,561)

Net cash provided by (used in) financing activities	(86,294)	16,357	68,279

Currency adjustment:
Effect of exchange rate changes on cash	(164)	–	–

Net increase (decrease) in cash and cash equivalents	(6,518)	(17,049)	51,821
Cash and cash equivalents at beginning of year	67,387	84,436	32,615

Cash and cash equivalents at end of year	$60,869	$67,387	$84,436

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest	$40,174	$16,647	$19,427
Income taxes	$20,131	$18,949	$(1,937)
Non-cash financing activities
Issuance of 331,434 shares of common stock for retirement plan obligations	$13,187	$–	$–
See Notes to Consolidated Financial Statements
38       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1  Background
Piper Jaffray Companies is the parent company of Piper Jaffray & Co. (“Piper Jaffray”), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe through an office located in London, England; Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., two entities that facilitate Piper Jaffray Companies customer derivative transactions; and Piper Jaffray Ventures Inc. (“Piper Jaffray Ventures”), which served until December 31, 2004, as a venture capital firm managing funds that invested in emerging growth companies. Effective December 31, 2004, the management of these funds transitioned to an independent company. The Company, through its subsidiaries, operates in three business segments: Capital Markets, Private Client Services, and Corporate Support and Other. Capital Markets includes institutional sales, trading and research services and investment banking services. Private Client Services provides financial advice and investment products and services to individual investors. Corporate Support and Other includes the Company’s results from its private equity business and certain public company and long-term financing costs. The Company’s business segments are described more fully in Note 23.
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
Piper Jaffray Annual Report 2005        39

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
As defined in Financial Accounting Standards Board Interpretation No. 46(R) (“FIN 46(R)”), “Consolidation of Variable Interest Entities,” VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.
SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 (“SFAS 140”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” to determine whether or not such SPEs are required to be consolidated. The Company establishes SPEs to securitize fixed rate municipal bonds. The majority of these securitizations meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.
Certain SPEs do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or to control remaining with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.
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
40       Piper Jaffray Annual Report 2005

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
Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statements of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the consolidated statements of financial condition and the respective interest income and expense balances on the consolidated statements of operations.
CUSTOMER TRANSACTIONS
Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statements of financial condition.
REVENUE RECOGNITION
Commissions and Fees. The Company generates commissions from executing and clearing client transactions. These commissions are recorded on a trade date basis. The Company charges fees to certain private client accounts based on the value of client assets under management. These revenues are recognized over the periods for which services are rendered.
Principal Transactions. Gains and losses related to trading securities and other inventory positions owned, trading securities and other inventory positions pledged, and trading securities and other inventory positions sold, but not yet purchased are reflected on a trade date basis in principal transactions on the consolidated statements of operations.
Investment Banking. Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses.
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
LEASES
The Company leases its corporate headquarters and retail branches under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company’s lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.
For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the
Piper Jaffray Annual Report 2005        41

Notes to Consolidated Financial Statements
Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.
Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.
GOODWILL AND INTANGIBLE ASSETS
Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.
Intangible assets with determinable lives consist of unpatented technologies that are amortized on a straight-line basis over three years.
OTHER RECEIVABLES
Included in other receivables are loans made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range from three to five years.
In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for situations where loan recipients leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon an evaluation of the loan portfolio, including the collectibility of unforgiven balances of departed employees, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.
OTHER ASSETS
Other assets include exchange memberships valued at cost; including two seats on the New York Stock Exchange, Inc. (“NYSE”), investments in partnerships valued at fair value, investments to fund deferred compensation liabilities valued at fair value, prepaid expenses, and net deferred tax assets. Refer to Note 6 for additional information regarding investments in partnerships. Refer to Note 22 for additional information regarding income taxes.
As noted above, included in other assets are investments that the Company has made to fund certain deferred compensation liabilities for employees. The Company has fully funded these deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships that invest in venture capital stage companies. Future payments, if any, to participants in these deferred compensation plans are directly linked to the performance of these investments. No further deferrals of compensation are expected under these deferred compensation plans. Also included in other assets are the Company’s other venture capital investments. Investments are carried at estimated fair value based on valuations set forth in statements obtained from the underlying fund manager or based on published market quotes, with the resulting gains and losses recognized in other income on the consolidated statements of operations. In the event a security is thinly traded or the market price of an investment is not readily available, management estimates fair value using other valuation methods depending on the type of security and related market.
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
42       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
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
The fair value of over-the-counter derivative contracts are valued using valuation models. The model primarily used by the Company is the present value of cash flow model, as most of the Company’s derivative products are interest rate swaps. This model requires inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.
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
The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2005.
INCOME TAXES
Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.
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
Prior to the Distribution, certain employees of the Company were eligible to participate in USB employee incentive plans pursuant to which they received stock option and restricted stock awards that are described more fully in Note 19. The Company accounted for these stock option grants under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and accordingly, recognized no compensation expense for the stock option grants as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.
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
FOREIGN CURRENCY TRANSLATION
The Company consolidates a foreign subsidiary, which has designated its local currency as its functional currency. Assets and liabilities of this foreign subsidiary are translated at year-end rates of exchange, and statement of operations accounts are translated at an average rate for the period. In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation,” gains or losses resulting from translating foreign currency financial statements are reflected in other comprehensive loss, a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.
RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.
Piper Jaffray Annual Report 2005        43

Notes to Consolidated Financial Statements
Note 3  Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (“SFAS 123(R)”), “Share-Based Payment.” SFAS 123(R), which is effective for public companies for annual periods beginning after June 15, 2005, supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.” SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas. The approach under SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) also generally requires the immediate expensing of share-based payments granted to retirement-eligible employees. However, awards granted subject to a substantive non-compete agreement are generally expensed over the non-compete period. SFAS 123(R) also requires expected forfeitures to be included in determining the expense related to share-based payments. The Company has evaluated the impact of the adoption of SFAS 123(R) and does not believe the impact will be significant to the Company’s overall results of operations or financial position as the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123, effective January 1, 2004. The Company adopted the provisions of SFAS 123(R) on January 1, 2006, using the modified prospective application.
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
The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. The Company also enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its tender option bond program. As of December 31, 2005 and 2004, the Company was counterparty to notional/contract amounts of $4.6 billion and $2.5 billion, respectively, of derivative instruments.
The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is recognized in principal transactions on the consolidated statements of operations. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists under a legally enforceable master netting agreement in accordance with FASB Interpretation No. 39 (“FIN 39”), “Offsetting of Amounts Related to Certain Contracts.”
Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was approximately $17.0 million and $2.5 million as of December 31, 2005 and 2004, respectively.
Note 5  Securitizations
In connection with its tender option bond program, the Company securitizes highly rated municipal bonds. At December 31, 2005 and 2004, the Company had $298.5 million and $246.9 million, respectively, of municipal bonds in securitization. Each municipal bond is sold into a separate trust that is
44       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in principal transactions on the consolidated statements of operations. If a securitization does not meet the sale-of-asset requirements of SFAS 140, the transaction is recorded as a borrowing. The Company retains a residual interest in each structure and accounts for the residual interest as a trading security, which is recorded at fair value on the consolidated statements of financial condition. The fair value of retained interests was $7.3 million and $10.1 million at December 31, 2005 and 2004, respectively, with a weighted average life of 9.3 years and 9.7 years, respectively. The fair value of retained interests is estimated based on the present value of future cash flows using management’s best estimates of the key assumptions – expected yield, credit losses of 0 percent and a 12 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations.
At December 31, 2005, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material. The sensitivity analysis does not include the offsetting benefit of financial instruments the Company utilizes to hedge risks inherent in its retained interests and is hypothetical. Changes in fair value based on a 10 percent or 20 percent variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company might take to mitigate the impact of any adverse changes in key assumptions.
Certain cash flow activity for the municipal bond securitizations described above during 2005 and 2004 includes:

(Dollars in Thousands)	2005	2004

Proceeds from new sales	$22,655	$98,822
Remarketing fees received	132	98
Cash flows received on retained interests	8,465	6,725

During 2004, two securitization transactions were designed such that they did not meet the asset sale requirements of SFAS 140; therefore, the Company consolidated these trusts. As a result, the Company recorded an asset for the underlying bonds of $45.1 million and $46.5 million as of December 31, 2005 and 2004, respectively, in trading securities owned and a liability for the certificates sold by the trust for $44.9 million and $46.3 million, respectively, in other liabilities and accrued expenses on the consolidated statement of financial condition. The Company has hedged the activities of these securitizations with interest rate swaps, which have been recorded at fair value and resulted in a liability of approximately $0.2 million at each of December 31, 2005 and 2004.
Note 6  Variable Interest Entities
In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles.
The Company acts as transferor, seller, investor, or structurer in securitizations. These transactions typically involve entities that are qualifying special purpose entities as defined in SFAS 140. For further discussion on these types of transactions, see Note 5.
The Company has investments in and/or acts as the managing partner or member to approximately 25 partnerships and limited liability companies (“LLCs”). These entities were established for the purpose of investing in emerging growth companies. At December 31, 2005, the Company’s aggregate net investment in these partnerships and LLCs totaled $4.6 million. The Company’s remaining commitment to these partnerships and LLCs was $13.5 million at December 31, 2005.
The Company has identified one LLC described above as a VIE. Furthermore, it was determined that the Company is not the primary beneficiary of this VIE. However, the Company owns a significant variable interest in the VIE. The VIE had assets approximating $5.5 million at December 31, 2005. The Company’s exposure to loss from this entity is $1.1 million, which is the value of its capital contribution at December 31, 2005.
Piper Jaffray Annual Report 2005        45

Notes to Consolidated Financial Statements
The Company also consolidates those partnerships and LLCs in which it has the ability to exercise control over major operating and financial policies. Any partnership or LLC that is not consolidated is accounted for on the equity or cost method of accounting, depending upon the ownership percentage and/or the ability to exercise significant influence over the business activities.
Note 7  Receivables from and Payables to Brokers,

Dealers and Clearing Organizations
Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

(Dollars in Thousands)	2005	2004

Receivable arising from unsettled securities transactions, net	$108,454	$264,471
Deposits paid for securities borrowed	92,495	116,041
Receivable from clearing organizations	50,236	52,822
Securities failed to deliver	34,946	88,286
Other	12,925	15,085

Total receivables	$299,056	$536,705

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

(Dollars in Thousands)	2005	2004

Deposits received for securities loaned	$234,676	$222,902
Payable to clearing organizations	8,117	44,226
Securities failed to receive	16,609	19,986
Other	195	103

Total payables	$259,597	$287,217

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.
Note 8  Receivables from and Payables to Customers
Amounts receivable from customers at December 31 included:

(Dollars in Thousands)	2005	2004

Cash accounts	$48,850	$27,211
Margin accounts	424,137	405,962

Total receivables	$472,987	$433,173

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.
Amounts payable to customers at December 31 included:

(Dollars in Thousands)	2005	2004

Cash accounts	$191,541	$120,572
Margin accounts	25,111	68,581

Total payables	$216,652	$189,153

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.
46       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
Note 9  Collateralized Securities Transactions
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
In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $904.3 million and $931.6 million at December 31, 2005 and 2004, respectively, of which $454.0 million and $489.8 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company’s financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.
At December 31, 2005, the Company’s securities sold under agreements to repurchase (“Repurchase Liabilities”) exceeded 10 percent of total assets. The majority of Repurchase Liabilities at December 31, 2005, consisted of U.S. Government agency obligations.
The following is a summary of Repurchase Liabilities as of December 31, 2005:

	Carrying
	Amount of	Repurchase
(Dollars in Thousands)	Assets Sold	Liabilities	Interest Rates

Overnight maturity	$234,255	$232,078	3.90%-4.40%
1-30 days maturity	5,428	5,310	2.25%-3.65%
On demand maturity	8,528	8,398	3.75%-3.90%

	$248,211	$245,786

Note 10  Goodwill and Intangible Assets
The following table presents the changes in the carrying value of goodwill and intangible assets by reportable segment for the year ended December 31, 2005:

		Private	Corporate
	Capital	Client	Support and	Consolidated
(Dollars in Thousands)	Markets	Services	Other	Company

Goodwill
Balance at December 31, 2004	$231,567	$85,600	$–	$317,167
Goodwill acquired	–	–	–	–
Impairment losses	–	–	–	–

Balance at December 31, 2005	$231,567	$85,600	$–	$317,167
Intangible assets
Balance at December 31, 2004	$4,667	$–	$–	$4,667
Intangible assets acquired	–	–	–	–
Amortization of intangible assets	(1,600)	–	–	(1,600)
Impairment losses	–	–	–	–

Balance at December 31, 2005	$3,067	$–	$–	$3,067

Total goodwill and intangible assets	$234,634	$85,600	$–	$320,234

Piper Jaffray Annual Report 2005        47

Notes to Consolidated Financial Statements
Note 11  Trading Securities Owned and Trading Securities Sold,
but Not Yet Purchased
At December 31, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Dollars in Thousands)	2005	2004

Owned:
Corporate securities:
Equity securities	$13,260	$9,490
Convertible securities	9,221	93,480
Fixed income securities	76,733	208,494
Mortgage-backed securities	329,057	459,322
U.S. government securities	26,652	37,244
Municipal securities	278,156	165,435
Other	20,819	11,256

	$753,898	$984,721

Sold, but not yet purchased:
Corporate securities:
Equity securities	$8,367	$59,106
Convertible securities	2,572	12,600
Fixed income securities	31,588	155,534
Mortgage-backed securities	157,132	406,621
U.S. government securities	127,833	103,148
Municipal securities	93	–
Other	4,619	9,595

	$332,204	$746,604

At December 31, 2005 and 2004, trading securities owned in the amount of $236.6 million and $290.5 million, respectively, had been pledged as collateral for the Company’s secured borrowings, repurchase agreements and securities loaned activities.
Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company hedges changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps, futures and exchange-traded options. It is the Company’s practice to hedge a significant portion of its trading securities owned.
Note 12  Fixed Assets
The following is a summary of fixed assets as of December 31, 2005 and 2004:

(Dollars in Thousands)	2005	2004

Furniture and equipment	$69,885	$82,589
Leasehold improvements	35,007	30,538
Software	47,879	45,431
Projects in process	1,305	6,338

Total	154,076	164,896
Less accumulated depreciation and amortization	98,952	110,928

	$55,124	$53,968

For the years ended December 31, 2005, 2004 and 2003, depreciation and amortization of furniture and equipment, software and leasehold improvements totaled $18.1 million, $21.4 million and $19.0 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.
Note 13  Financing
The Company had uncommitted credit agreements with banks totaling $675 million at December 31, 2005, composed of $555 million in discretionary secured lines under which no amount was outstanding at December 31, 2005 and 2004, and $120 million in discretionary unsecured lines under which no amount
48       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
was outstanding at December 31, 2005 and 2004. In addition, the Company has established arrangements to obtain financing using as collateral the Company’s securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.
Piper Jaffray has executed a $180 million subordinated debt agreement with an affiliate of USB, which satisfies provisions of Appendix D of Securities and Exchange Commission (“SEC”) Rule 15c3-1 and has been approved by the NYSE and is therefore allowable in the net capital computation for Piper Jaffray. The entire amount of the subordinated debt will mature in 2008.
The Company’s subordinated debt and short-term bank financing bear interest at rates based on the London Interbank Offered Rate or federal funds rate. At December 31, 2005 and 2004, the weighted average interest rate on borrowings was 5.55 percent and 3.51 percent, respectively. At December 31, 2005 and 2004, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities. The Company recognized and paid to USB and affiliates $9.0 million of interest expense related to borrowings for the year ended December 31, 2003.
Note 14  Contingencies, Commitments and Guarantees
In the normal course of business, the Company maintains contingency reserves and enters into various commitments and guarantees, the most significant of which are as follows:
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
The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company’s established reserves, USB has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $13.4 million of this amount remained available as of December 31, 2005.
Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves and the USB indemnity agreement entered into in connection with the spin-off, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially adversely affected.
Litigation-related expenses charged to operations included within other operating expenses were $9.6 million, $4.4 million, and $16.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.
CONTRACTUAL COMMITMENTS
The Company leases office space throughout the United States and one location in London, England. The Company’s only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2005 are as follows:

(Dollars in Thousands)

2006	$27,158
2007	25,540
2008	25,679
2009	24,776
2010	22,784
Thereafter	69,117

$195,054

Piper Jaffray Annual Report 2005        49

Notes to Consolidated Financial Statements
Total minimum rentals to be received in the future under noncancelable subleases were $2.4 million at December 31, 2005.
Rental expense, including operating costs and real estate taxes, charged to operations was $29.2 million, $28.1 million and $27.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.
VENTURE CAPITAL COMMITMENTS
As of December 31, 2005, the Company had commitments to invest approximately $13.5 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2006 to 2011.
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
SECURITIES LENDING GUARANTEE
As a funding source for the Company, the Company participates in securities lending activities by using customer excess margin securities. The Company indemnifies customers for the difference between the market value of the securities loaned and the market value of the collateral received. These transactions are collateralized with cash. At December 31, 2005, future payments guaranteed by the Company under these arrangements were approximately $221.9 million and represent the market value of the customer securities loaned to third parties. At December 31, 2005, the Company received cash of $232.3 million as collateral for these arrangements. The value of this collateral is included on the consolidated statements of financial condition within payables to brokers, dealers and clearing organizations. At December 31, 2005, the Company had collateral in excess of the market value of the securities loaned and, therefore, no liability is recorded related to potential future payments made under these guarantees.
REIMBURSEMENT GUARANTEE
The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company’s tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2005 and 2004 was $298.5 million and $246.9 million, respectively, representing the outstanding amount of all trust certificates at those dates. This exposure to loss is mitigated by the underlying bonds in the trusts, which are either AAA or AA rated. These bonds had a market value of approximately $282.0 million and $260.0 million at December 31, 2005 and 2004, respectively. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated financial statements.
CONCENTRATION OF CREDIT RISK
The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company’s exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2005 and 2004, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.
50       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
Note 15  Restructuring
The Company recorded a pre-tax restructuring-related expense of $8.6 million in the second quarter of 2005. The expense was incurred to restructure the Company’s operations as a means to better align its cost infrastructure with its revenues. The Company determined restructuring charges and related accruals based on a specific formulated plan.
The components of these charges are shown below:

(Dollars in Thousands)

Severance and employee-related	$4,886
Lease terminations and asset write-downs	3,709

Total	$8,595

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees. The severance amounts were determined based on the Company’s severance pay program in place at the time of termination and will be paid out over a benefit period of up to one year from the time of termination. Approximately 100 employees received severance.
Lease terminations and asset write-downs represented costs associated with redundant office space and equipment disposed of as part of the restructuring plan. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2014.
The following table presents a summary of activity with respect to the restructuring-related liability:

(Dollars in Thousands)

Balance at December 31, 2004	$–
Provision charged to operating expense	8,595
Cash outlays	(4,432)
Noncash write-downs	(1,138)

Balance at December 31, 2005	$3,025

The adequacy of the restructuring-related liability is reviewed regularly, taking into consideration actual payments and projected liabilities. Adjustments are made to increase or decrease the accrual as needed. Reversals of expenses, if any, can reflect a lower-than-expected use of benefits by affected employees and changes in initial assumptions as a result of subsequent events.
Note 16  Shareholders’ Equity
The certificate of incorporation of Piper Jaffray Companies provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.
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
Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 21, there are dividend restrictions on Piper Jaffray.
The Company issued 154,058 shares of the Company’s common stock and reissued 177,376 common shares out of treasury in fulfillment of $13.2 million in obligations under the Piper Jaffray Companies Retirement Plan.
In 2005, the board of directors of Piper Jaffray Companies authorized the Company to repurchase up to 1.3 million shares of the outstanding common stock
Piper Jaffray Annual Report 2005        51

Notes to Consolidated Financial Statements
of Piper Jaffray Companies for a maximum aggregate purchase price of $65.0 million. The Company completed the purchase of 1.3 million shares on October 4, 2005. Purchases were made on the open market pursuant to a 10b5-1 plan established with an independent agent.
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
RIGHTS AGREEMENT
Piper Jaffray Companies adopted a rights agreement prior to the Distribution date. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer for Piper Jaffray Companies stock.
Note 17  Earnings Per Share
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. Because Piper Jaffray Companies common stock was not publicly issued until December 31, 2003, the date of the Distribution, the weighted average number of common shares outstanding for 2003 was calculated by applying the distribution ratio utilized in the spin-off to USB’s historical weighted average number of common shares outstanding for the applicable period. The computation of earnings per share is as follows:

YEAR ENDED DECEMBER 31,
(Amounts in Thousands, Except Per Share Data)	2005	2004	2003

Net income	$40,083	$50,348	$25,999
Shares for basic and diluted calculations:
Average shares used in basic computation	18,813	19,333	19,237
Stock options	4	–	–
Restricted stock	264	66	–
Average shares used in diluted computation	19,081	19,399	19,237

Earnings per share:
Basic	$2.13	$2.60	$1.35
Diluted	$2.10	$2.60	$1.35

The Company has excluded 0.6 million and 0.3 million options to purchase shares of common stock from its calculation of diluted earnings per share for the periods ended December 31, 2005 and 2004, respectively, as they represented anti-dilutive stock options. There were no anti-dilutive effects for the period ended December 31, 2003.
52       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
Note 18  Employee Benefit Plans
The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan with 401(k) and profit-sharing components, a non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans. During the years ended December 31, 2005, 2004 and 2003, the Company incurred employee benefit expenses of $26.0 million, $28.2 million and $31.3 million, respectively.
RETIREMENT PLAN
Effective with the Distribution, the Company established the Piper Jaffray Companies Retirement Plan (“Retirement Plan”), which has two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 4 percent of recognized compensation up to the social security taxable wage base. Although the Company’s matching contribution vests immediately, a participant must be employed on December 31 to receive that year’s matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company’s discretion.
Prior to the Distribution, Company employees participated in a similar USB defined contribution retirement savings plan. Effective upon the Distribution, employees of the Company became inactive participants in the USB plan, similar to terminated employees.
The tax-qualified, non-contributory profit-sharing component of the Retirement Plan covers substantially all employees. Company profit-sharing contributions are discretionary, subject to some limitations to ensure they qualify as deductions for income tax purposes. Employees are fully vested after five years of service. Prior to the establishment of the Retirement Plan at the time of the Distribution, the profit-sharing component of the plan was operated as a stand-alone plan. The Company expensed $2.9 million, $7.3 million and $9.5 million related to profit-sharing contributions in 2005, 2004 and 2003, respectively.
PENSION AND POST-RETIREMENT MEDICAL PLANS
Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. This plan is substantially similar to a non-qualified cash balance pension plan maintained by USB, which Company employees participated in prior to the Distribution. Effective upon the Distribution, the existing non-qualified pension liability relating to Company employees was transferred from the USB cash balance pension plan to the Company’s new plan. As most of the Company’s employees participating in the USB plan were fully vested with respect to their benefits, the Company froze the new plan immediately upon establishment, thereby eliminating future benefits related to pay increases and excluding new participants from the plan. In 2004, the Company recorded a $1.1 million pre-tax curtailment gain as a result of freezing the plan.
In 2005, the Company paid out amounts under the plan that exceeded its service cost and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No. 88 (“SFAS 88”), “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Therefore, the Company recognized a pre-tax settlement loss of $1.2 million in 2005.
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
Piper Jaffray Annual Report 2005        53

Notes to Consolidated Financial Statements
The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of December 31, 2005 and 2004, is as follows:

			Post-retirement
	Pension Benefits		Medical Benefits
(Dollars in Thousands)	2005	2004	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$29,389	$27,254	$1,687	$1,448
Service cost	–	–	306	185
Interest cost	1,643	1,363	99	66
Plan participants’ contributions	–	–	–	–
Actuarial loss (gain)	1,577	2,753	(80)	(12)
Curtailments	–	(819)	–	–
Settlements	(5,033)	–	–	–
Benefits paid	(26)	(1,162)	–	–

Benefit obligation at measurement date	$27,550	$29,389	$2,012	$1,687

Change in plan assets:
Fair value of plan assets at beginning of year	$–	$–	$–	$–
Actual return on plan assets	–	–	–	–
Employer contribution	5,059	1,162	–	–
Plan participants’ contributions	–	–	–	–
Settlements	(5,033)	–	–	–
Benefits paid	(26)	(1,162)	–	–

Fair value of plan assets at measurement date	$–	$–	$–	$–

Funded status	$(27,550)	$(29,389)	$(2,012)	$(1,687)
Adjustment for fourth quarter contributions	1,217	1,260	–	–
Unrecognized net actuarial loss	6,395	6,381	235	328
Unrecognized prior service cost	–	–	(360)	(424)

Net amount recognized	$(19,938)	$(21,748)	$(2,137)	$(1,783)

Amounts recognized in the Consolidated Statements of Financial Condition:
Accrued benefit liability	$(26,333)	$(28,129)	$(2,137)	$(1,783)
Accumulated other comprehensive loss	6,395	6,381	–	–

Net amount recognized	$(19,938)	$(21,748)	$(2,137)	$(1,783)

Accumulated benefit obligation	$27,550	$29,389

The minimum pension liability adjustment included in “other comprehensive loss” at December 31, 2005, was $3.9 million, which is net of a $2.5 million deferred tax benefit.
54       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
The components of the net periodic benefits costs for the years ended December 31, 2005, 2004 and 2003, are as follows:

				Post-retirement
	Pension Benefits			Medical Benefits
(Dollars in Thousands)	2005	2004	2003	2005	2004	2003

Service cost	$–	$–	$–	$306	$185	$246
Interest cost	1,643	1,363	1,817	99	66	88
Expected return on plan assets	–	–	–	–	–	–
Amortization of prior service cost	–	(158)	(210)	(64)	(48)	(64)
Amortization of net loss	395	145	185	13	22	25
Curtailment gain	–	(1,124)	–	–	–	–

Net periodic benefit cost	$2,038	$226	$1,792	$354	$225	$295

The assumptions used in the measurement of our benefit obligations as of December 31, 2005 and 2004, are as follows:

			Post-retirement
	Pension Benefits		Benefits
	2005	2004	2005	2004

Discount rate used to determine year-end obligation	5.85%	6.00%	5.85%	6.00%
Discount rate used to determine fiscal year expense	6.00%	6.20%	6.00%	6.20%
Expected long-term rate of return on participant balances	6.50%	6.50%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

	2005	2004

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	9%/11%	10%/12%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013	2012/2013
The health care cost trend rate assumption does not have a significant impact on the Company’s post-retirement medical benefit obligations because the Company’s obligations are largely fixed dollar amounts in future years. To illustrate, a one-percentage-point change in assumed health care cost trends would have the following effects:

	1-Percentage-Point	1-Percentage-Point
(Dollars in Thousands)	Increase	Decrease

Effect on total of service and interest cost	$1	$(1)
Effect on post-retirement benefit obligation	3	(4)
The pension plan and post-retirement medical plan do not have assets and are not funded. The Company expects to contribute cash of $4.5 million to the pension plan and $0.2 million to the post-retirement benefit plan to fund anticipated withdrawals in 2006.
Piper Jaffray Annual Report 2005        55

Notes to Consolidated Financial Statements
Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

		Post-
	Pension	Retirement
(Dollars in Thousands)	Benefits	Benefits

2006	$4,494	$159
2007	2,739	201
2008	2,248	218
2009	2,109	255
2010	2,272	263
Thereafter	9,554	1,832

	$23,416	$2,928

HEALTH AND WELFARE PLANS
Company employees who meet certain work schedule and service requirements are eligible to participate in the Company’s health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.
Note 19  Stock-Based Compensation and Cash Award Program
The Company maintains one stock-based compensation plan, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan. The plan permits the grant of equity awards, including stock options and restricted stock, to the Company’s employees and directors for up to 4.1 million shares of common stock. In 2004 and 2005, the Company granted shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and granted options to purchase Piper Jaffray Companies common stock to its non-employee directors. The Company believes that such awards better align the interests of employees with those of shareholders and serve as an employee retention tool. The awards granted to employees have three-year cliff vesting periods. The director awards are fully vested upon grant. The maximum term of the stock option awards granted is ten years. The plan provides for accelerated vesting of option and restricted stock awards if there is a change in control of the Company (as defined in the plan) and in the event of a participant’s death.
56       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
The following table summarizes the Company’s stock options and restricted stock outstanding for the years ended December 31, 2003, 2004 and 2005:

		Weighted	Shares of
	Options	Average	Restricted
	Outstanding	Exercise Price	Stock Outstanding

December 31, 2003	–	–	–
Granted:
Stock options	322,005	$47.49	–
Restricted stock	–	–	550,659
Exercised options	–	–	–
Vested restricted stock	–	–	–
Canceled options	25,975	47.30	–
Canceled restricted stock	–	–	18,774

December 31, 2004	296,030	$47.50	531,885
Granted:
Stock options	426,352	$38.78	–
Restricted stock	–	–	993,919
Exercised options	–	–	–
Vested restricted stock	–	–	482
Canceled options	79,350	42.91	–
Canceled restricted stock	–	–	107,878

December 31, 2005	643,032	$42.29	1,417,444
Options exercisable at December 31, 2004	21,249
Options exercisable at December 31, 2005	54,041

Additional information regarding Piper Jaffray Companies stock options outstanding as of December 31, 2005, is as follows:

		Options Outstanding
		Weighted		Exercisable Options
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$28.01	28,565	9.3	$28.01	28,565	$28.01
$33.40	4,001	9.6	$33.40	4,001	$33.40
$39.62	348,378	9.1	$39.62	99	$39.62
$47.30 – $51.05	262,088	8.1	$47.53	21,376	$50.12
Effective January 1, 2004, the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123 and as amended by SFAS 148. Therefore, employee and director stock options granted on and after January 1, 2004, are expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Restricted stock expense is based on the market price of Piper Jaffray Companies stock on the date of the grant and is amortized on a straight-line basis over the vesting period. For the years ended December 31, 2005 and 2004, the Company recorded compensation expense, net of estimated forfeitures, of $19.0 million and $8.9 million, respectively, related to employee stock option and restricted stock grants and $0.3 million in each year in outside services expense related to director stock option grants.
Piper Jaffray Annual Report 2005        57

Notes to Consolidated Financial Statements
The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of awards of stock options to purchase Piper Jaffray Companies common stock:

Weighted average assumptions in option
valuation	2005	2004

Risk-free interest rates	3.77%	3.20%
Dividend yield	0.00%	0.00%
Stock volatility factor	38.03%	40.00%
Expected life of options (in years)	5.83	5.79
Weighted average fair value of options granted	$16.58	$21.24
In connection with the Company’s spin-off from USB, the Company established a cash award program pursuant to which it granted cash awards to a broad-based group of employees. The cash award program was intended to aid in retention of employees and to compensate employees for the value of USB stock options and restricted stock lost by employees as a result of the Distribution. The cash awards are being expensed over a four-year period ending December 31, 2007. Participants must be employed on the date of payment to receive the award. Expense related to the cash award program is included as a separate line item on the Company’s consolidated statements of operations.
Prior to the Distribution, certain of the Company’s employees were eligible to participate in the stock incentive plans maintained by USB, which included non-qualified and incentive stock options, restricted stock and other stock-based awards. While part of USB, the Company applied APB 25 to account for USB employee stock incentive plans. Because the exercise price of the USB employee stock options equaled the market price of the underlying stock on the date of the grant, under APB 25 no compensation expense was recognized at the grant date. Options granted under the USB plans were generally exercisable up to ten years from the date of grant and vested over three to five years. Restricted shares vested over three to five years. Expense for restricted stock was based on the market price of USB stock at the time of the grant and was amortized on a straight-line basis over the vesting period. Expense related to restricted stock grants was $3.9 million in 2003. Based on the USB plans, these options and restricted stock either terminated within 90 days following the Distribution or remained with USB.
The following table summarizes USB stock options and restricted stock outstanding and exercised under various equity plans of USB while the Company’s employees were employed by USB:

		Weighted	Shares of
	Options	Average	Restricted Stock
	Outstanding	Exercise Price	Outstanding

December 31, 2002	20,552,381	$23.47	399,667
Exercised	4,992,438	25.87	–
Canceled options and canceled/vested restricted stock	3,821,652	24.49	327,754
Options/restricted stock remaining with USB	11,738,291	24.19	71,913

December 31, 2003	–		–

Pro forma information regarding net income is required to be disclosed by SFAS 123 and has been determined as if the Company had accounted for employee stock option and stock purchase plans (collectively, the “options”) under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using a Black-Scholes option-pricing model.
The pro forma disclosures include USB options granted to the Company’s employees while employed by USB and therefore should not be viewed as representative of future years. Furthermore, the value of certain of USB options that terminated as a result of the Distribution were replaced by cash awards to our employees.
58       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
The following table shows pro forma compensation expense, net income and earnings per share adjusted for the impact of applying the fair value method of accounting for stock-based compensation for the year ended December 31, 2003.

(Dollars in Thousands, Except Per Share Data)

Reported compensation expense	$482,397
Stock-based compensation	21,457

Pro forma compensation expense	$503,854

Reported net income	$25,999
Stock-based compensation, net of tax	(12,874)

Pro forma net income	$13,125

Pro forma earnings per share	$0.68

Note 20  Transactions with U.S. Bancorp Prior to the Distribution
Prior to the Distribution, the Company regularly entered into transactions with USB and its affiliates. These transactions resulted in either charges to or reimbursements from the Company, including fees for referrals and for underwriting and selling USB affiliated mutual funds, and costs for occupancy, technology support and general and administrative services. Royalty fees for the use of the USB brand names and other USB trademarks were charged to the Company by a USB affiliate in the amount of $3.9 million for the year ended December 31, 2003.
During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215.0 million and entered into a new subordinated debt agreement of $180.0 million with an affiliate of USB. The Company received capital contributions of $37.5 million in 2003 from USB. Additionally, the Company made distributions of $3.6 million to USB in 2003.
Note 21  Net Capital Requirements and Other Regulatory Matters
As a registered broker dealer and member firm of the NYSE, Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the NYSE rule, the NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and NYSE rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.
At December 31, 2005, net capital calculated under the SEC rule was $314.0 million, or 57.0 percent of aggregate debit balances; this amount exceeded the minimum net capital required under the SEC rule by $303.0 million.
Piper Jaffray also is registered with the Commodity Futures Trading Commission (“CFTC”) and therefore is subject to CFTC regulations.
Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the Financial Services Authority (“FSA”). As of December 31, 2005, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.
Piper Jaffray Annual Report 2005        59

Notes to Consolidated Financial Statements
Note 22  Income Taxes
Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. Prior to the Distribution, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates.
The components of income tax expense are as follows:

YEAR ENDED DECEMBER 31,
(Dollars in Thousands)	2005	2004	2003

Current:
Federal	$19,693	$15,008	$17,528
State	1,695	3,839	3,429
Foreign	116	489	418

	21,504	19,336	21,375

Deferred:
Federal	(2,076)	8,222	(5,529)
State	1,595	1,715	(962)

	(481)	9,937	(6,491)

Total income tax expense	$21,023	$29,273	$14,884

A reconciliation of the statutory federal income tax rates to the Company’s effective tax rates for the fiscal years ended December 31, is as follows:

(Dollars in Thousands)	2005	2004	2003

Federal income tax at statutory rates	$21,387	$27,867	$14,642
Increase (reduction) in taxes resulting from:
State income taxes, net of federal tax benefit	2,139	3,610	1,319
Net tax-exempt interest income	(3,426)	(3,677)	(2,933)
Other, net	923	1,473	1,856

Total income tax expense	$21,023	$29,273	$14,884

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.
60       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
The net deferred tax asset included in other assets on the consolidated statements of financial condition consisted of the following items at December 31:

(Dollars in Thousands)	2005	2004

Deferred tax assets:
Liabilities/accruals not currently deductible	$19,205	$20,975
Pension and retirement costs	10,962	11,811
Deferred compensation	15,108	9,640
Partnership investments	–	233
Other	4,406	4,855

	49,681	47,514

Deferred tax liabilities:
Partnership investments	440	–
Fixed assets	2,379	1,101
Other	270	296

	3,089	1,397

Net deferred tax asset	$46,592	$46,117

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management’s expectation of future taxable income.
As part of the Distribution, the Company entered into a tax-sharing agreement with USB that governs each parties’ responsibilities going forward related to income taxes. Pursuant to this agreement, USB generally is responsible for any future liabilities resulting from Internal Revenue Service audits for those years when the Company was part of the USB consolidated income tax return.
Note 23  Business Segments
Within the Company, financial performance is measured by lines of business. The Company’s reportable business segments include Capital Markets, Private Client Services, and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers served, the nature of products and services provided and the distribution channels used to provide those products and services. Certain services that the Company offers are provided to clients through more than one business segment. These business segments are components of the Company about which financial information is available and is evaluated on a regular basis in deciding how to allocate resources and assess performance relative to competitors.
BASIS FOR PRESENTATION
In the first quarter of 2005, the Company began to more fully allocate corporate expenses previously included in Corporate Support and Other to Capital Markets and Private Client Services. This change in how the Company reports segment results was made as a result of the Company completing an extensive study of costs included in Corporate Support and Other to determine how these costs were related to and driven by business activities conducted in the Capital Markets and Private Client Services segments. As a result of this study, certain expenses such as finance, human resources and other corporate administration are included in the results of the revenue-producing segments. The Company manages and allocates resources to its business segments based on these results. In connection with this change, the Company has restated prior period business results to conform to the current period presentation. The restatement does not affect the Company’s aggregate financial results.
Segment results are derived from the Company’s financial reporting systems by specifically attributing customer relationships and their related revenues and expenses to the appropriate segment. Revenue-sharing of sales credits associated with underwritten offerings is based on the distribution channel generating the sales. Expenses directly managed by the business line, including salaries, commissions, incentives, employee benefits, occupancy, marketing and business development and other direct expenses, are accounted for within each segment’s pre-tax operating income or loss. In addition, operations, technology and other business activities managed on a corporate basis are allocated based on each segment’s use of these functions to support its business. Expenses related to costs of being a public company and long-term financing are included within Corporate Support and Other. Cash award plan charges related to the Distribution, restructuring-related charges and income taxes are not
Piper Jaffray Annual Report 2005        61

Notes to Consolidated Financial Statements
assigned to the business segments. The financial management of assets, liabilities and capital is performed on an enterprise-wide basis. Net revenues from the Company’s non-U.S. operations were $14.4 million, $11.3 million and $9.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in the Capital Markets business segment. Non-U.S. long-lived assets were $1.0 million and $0.6 million at December 31, 2005 and 2004, respectively.
Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or segments are realigned to better serve the clients of the Company. Accordingly, prior periods are reclassified and presented on a comparable basis.
CAPITAL MARKETS (“CM”)
This segment consists of equity and fixed income institutional sales, trading and research and investment banking services. Revenues are generated primarily through commissions and sales credits earned on equity and fixed income transactions, fees earned on investment banking and public finance activities, and net interest earned on securities inventories. While CM maintains securities inventories primarily to facilitate customer transactions, CM also realizes profits and losses from trading activities related to these securities inventories.
PRIVATE CLIENT SERVICES (“PCS”)
This segment comprises our retail brokerage business, which provides financial advice and a wide range of financial products and services to individual investors through our network of branch offices. Revenues are generated primarily through commissions earned on equity and fixed income transactions and for distribution of mutual funds and annuities, fees earned on fee-based client accounts and net interest from customers’ margin loan balances. As of December 31, 2005, PCS had 842 financial advisors operating in 90 branch offices in 17 Midwest, Mountain and West Coast states.
CORPORATE SUPPORT AND OTHER
Corporate Support and Other includes costs of being a public company, long-term financing costs and the results of the Company’s private equity business, which generates revenues through the management of private equity funds. This segment also includes results related to the Company’s investments in these funds and in venture capital funds. Prior to January 1, 2005, Corporate Support and Other also included the results of the Company’s venture capital business. Effective December 31, 2004, the Company exited this business and the management of the Company’s venture capital funds was transitioned to an independent company. Therefore, the Company no longer earns management fees for those funds.
62       Piper Jaffray Annual Report 2005

Notes to Consolidated Financial Statements
Reportable segment financial results for the respective year ended December 31, were as follows:

(Dollars in Thousands)	2005	2004	2003

Capital Markets
Institutional sales
Fixed income	$75,201	$84,685	$106,138
Equities	114,789	117,272	122,492

Total Institutional sales	189,990	201,957	228,630
Investment banking
Underwriting
Fixed income	67,649	62,096	64,762
Equities	75,026	87,505	70,202
Advisory services	100,672	78,066	63,258

Total investment banking	243,347	227,667	198,222
Other income	2,471	1,678	3,994

Net revenues	435,808	431,302	430,846
Operating expenses	365,222	363,249	361,781

Segment pre-tax operating income	$70,586	$68,053	$69,065

Segment pre-tax operating margin	16.2%	15.8%	16.0%

Private Client Services
Net revenues	$346,951	$359,668	$355,563
Operating expenses	328,670	332,709	347,657

Segment pre-tax operating income	$18,281	$26,959	$7,906

Segment pre-tax operating margin	5.3%	7.5%	2.2%

Corporate Support and Other
Net revenues	$(7,706)	$6,528	$321
Operating expenses	7,254	17,202	8,498

Segment pre-tax operating loss	$(14,960)	$(10,674)	$(8,177)

Segment pre-tax operating margin	N/M	N/M	N/M

Reconciliation to total income before taxes:
Total segment pre-tax operating income	$73,907	$84,338	$68,794
Royalty fee	–	–	3,911
Cash award program	4,206	4,717	24,000
Restructuring-related expense	8,595	–	–

Total income before tax expense	$61,106	$79,621	$40,883

Pre-tax operating margin	7.9%	10.0%	5.2%

N/M – Not Meaningful
Piper Jaffray Annual Report 2005        63

Piper Jaffray Companies
SUPPLEMENTAL INFORMATION
Quarterly Information (Unaudited)

2005 FISCAL QUARTER
(Amounts in Thousands, Except Per Share Data)	First	Second		Third	Fourth

Total revenues	$187,675	$189,380		$219,340	$218,394
Interest expense	8,607	9,715		9,979	11,435
Net revenues	179,068	179,665		209,361	206,959
Non-interest expenses	167,589	178,073	(1)	186,296	181,989
Income before income taxes	11,479	1,592		23,065	24,970
Net income	$7,335	$1,237		$15,148	$16,363
Earnings per common share
Basic	$0.38	$0.07		$0.80	$0.89
Diluted	$0.38	$0.06	(1)	$0.79	$0.87
Weighted average number of common shares
Basic	19,378	19,028		18,841	18,365
Diluted	19,523	19,195		19,107	18,850

2004 FISCAL QUARTER	First	Second	Third	Fourth

Total revenues	$214,177	$214,474	$192,737	$201,551
Interest expense	4,777	7,171	6,512	6,981
Net revenues	209,400	207,303	186,225	194,570
Non-interest expenses	187,228	186,613	167,650	176,386
Income before income taxes	22,172	20,690	18,575	18,184
Net income	$13,790	$12,980	$11,769	$11,809
Earnings per common share
Basic	$0.71	$0.67	$0.61	$0.61
Diluted	$0.71	$0.67	$0.61	$0.61
Weighted average number of common shares
Basic	19,333	19,333	19,333	19,333
Diluted	19,366	19,395	19,387	19,445

(1)	The second quarter included a pre-tax restructuring charge of $8,595 or $0.29 per diluted share after tax.
Market for Piper Jaffray Common Stock and Related Shareholder Matters
STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol “PJC.” The following table contains historical quarterly price information for the years ended December 31, 2005 and 2004. On February 17, 2006, the last reported sale price of our common stock was $47.90.

2005 FISCAL YEAR	High	Low

First Quarter	$47.18	$36.59
Second Quarter	37.67	26.40
Third Quarter	35.00	29.00
Fourth Quarter	41.12	28.56

2004 FISCAL YEAR	High	Low

First Quarter	$57.63	$41.35
Second Quarter	55.55	45.23
Third Quarter	44.70	39.20
Fourth Quarter	49.37	37.65
SHAREHOLDERS
We had 21,300 shareholders of record and an estimated 112,000 beneficial owners of our common stock as of February 17, 2006.
DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend policy at any time.
Restrictions on our broker dealer subsidiary’s ability to pay dividends are described in Note 21 to the consolidated financial statements.
64       Piper Jaffray Annual Report 2005