Form 10-K, Exhibit 13
period 2006-12-31
PIPER JAFFRAY COMPANIES
filed 2007-03-01
CIK 1230245

Piper Jaffray Companies

SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto.

FOR THE YEAR ENDED DECEMBER 31,
(Dollars and shares in thousands, except per share data)	2006	2005	2004	2003	2002

Revenues:
Investment banking	$294,808	$243,347	$227,667	$197,966	$181,516
Institutional brokerage	162,406	162,068	179,604	209,230	171,231
Interest	63,969	44,857	35,718	27,978	37,119
Other income	14,054	3,530	13,638	10,327	4,929

Total revenues	535,237	453,802	456,627	445,501	394,795
Interest expense	32,303	32,494	22,421	16,476	28,487

Net revenues	502,934	421,308	434,206	429,025	366,308

Non-interest expenses:
Compensation and benefits	291,265	243,833	251,187	246,868	205,925
Cash award program	2,980	4,205	4,717	24,000	–
Regulatory settlement	–	–	–	–	32,500
Merger and restructuring	–	8,595	–	–	7,976
Royalty fee	–	–	–	3,911	7,482
Other	110,816	128,644	129,264	123,411	123,370

Total non-interest expenses	405,061	385,277	385,168	398,190	377,253

Income/(loss) from continuing operations before income tax expense/(benefit)	97,873	36,031	49,038	30,835	(10,945)
Income tax expense/(benefit)	34,974	10,863	16,727	10,176	(2,392)

Net income/(loss) from continuing operations	62,899	25,168	32,311	20,659	(8,553)

Discontinued operations:
Income from discontinued operations, net of tax	172,354	14,915	18,037	5,340	8,659

Net income	$235,253	$40,083	$50,348	$25,999	$106

Earnings per basic common share
Income/(loss) from continuing operations	$3.49	$1.34	$1.67	$1.07	$(0.45)
Income from discontinued operations	9.57	0.79	0.93	0.28	0.45

Earnings per basic common share	$13.07	$2.13	$2.60	$1.35	$0.01
Earnings per diluted common share
Income/(loss) from continuing operations	$3.32	$1.32	$1.67	$1.07	$(0.45)
Income from discontinued operations	9.09	0.78	0.93	0.28	0.45

Earnings per diluted common share	$12.40	$2.10	$2.60	$1.35	$0.01
Weighted average number of common shares
Basic	18,002	18,813	19,333	19,237	19,160
Diluted	18,968	19,081	19,399	19,237	19,160
Other data
Total assets	$1,851,847	$2,354,191	$2,828,257	$2,380,647	$2,032,452
Long-term debt	$–	$180,000	$180,000	$180,000	$215,000
Shareholders’ equity	$924,439	$754,827	$725,428	$669,795	$609,857
Total employees	1,108	2,871	3,027	2,991	3,227

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under “Legal Proceedings” in Part I, Item 3 of this Form 10-K. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under “External Factors Impacting Our Business” as well as the factors identified under “Risk Factors” in Part 1, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006, as updated in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Executive Overview

Our continuing operations are principally engaged in providing investment banking, institutional brokerage and related financial services to middle-market corporations, private equity groups, public entities, non-profit entities and institutional investors in the United States, Europe and Asia. Our revenues are generated primarily through the receipt of advisory and financing fees earned on investment banking activities, commissions and sales credits earned on equity and fixed income institutional sales and trading activities, net interest earned on securities inventories and profits and losses from trading activities related to these securities inventories.

The securities business is a human capital business; accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated and committed to provide the highest quality of service and guidance to our clients.

Our discontinued operations include the operating results of our Private Client Services (“PCS”) retail brokerage business, the gain on the sale of the PCS branch network and related restructuring and transaction costs. We closed on the sale of our PCS branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG (“UBS”), on August 11, 2006. Our PCS retail brokerage business provided financial advice and a wide range of financial products and services to individual investors through a network of approximately 90 branch offices. We received $500 million for the sale of the branch network and approximately $250 million for the net assets of the branch network, consisting principally of customer margin receivables. The sale resulted in after-tax proceeds of approximately $510 million and an after-tax book gain for the year ended December 31, 2006 of $165.6 million, net of restructuring and transaction charges. We expect to incur additional restructuring costs in the first and second quarters of 2007 related to a system conversion, resulting from the sale of the PCS branch network.

Our divestiture of the PCS branch network had a material impact on our results of operations and financial condition. The majority of our customer receivables and payables were eliminated, stock loan liabilities that helped finance customer receivables were repaid, we wrote-off goodwill related to the PCS business of $85.6 million, and we significantly changed our capitalization structure by repaying $180 million in subordinated debt and repurchasing approximately 1.6 million common shares through an accelerated share repurchase in the amount of $100 million. In addition, certain equity awards held by PCS employees were forfeited upon the employees’ transfer to UBS, and certain equity awards held by severed employees were vested on an accelerated basis. As discussed above, the results of our PCS business operations, the gain on the sale of our PCS branch network and the related restructuring and transaction costs have been classified within discontinued operations with prior period PCS results of operations reclassified to discontinued operations for a comparable presentation. See Notes 4 and 16 to our consolidated financial statements for a further discussion of our discontinued operations and restructuring.

10     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As part of our growth strategy, we have increased the number of business sectors and industries in which we specialize, enhanced our product offerings and expanded the geographic reach of our services to better our customers. Within the corporate sector we have traditionally operated in the health care, technology, financial institutions, consumer and aircraft finance sectors. In 2006, we expanded into the alternative energy, business services and industrial growth sectors to serve our corporate clients. In addition, we have expanded our fixed income financing capabilities to provide services to the hospitality and commercial real estate industries. In the third quarter of 2006, as part of our efforts to enhance our product offerings, we announced a strategic relationship with CIT Group, Inc. (“CIT”) to offer middle-market companies a comprehensive set of financing solutions. Additionally, in 2006, we expanded our high-yield and structured products capability and added a corporate financial restructuring team to assist distressed corporations. We strengthened our international presence in 2006 by significantly increasing the size of the team in our London office and opening an office in Shanghai.

We plan to continue our focus on the growth of our existing capital markets businesses through sector expertise, product depth and geographic reach. In addition, as opportunities arise we intend to use our capital to a greater extent to facilitate customer activity and engaging in principal activities that leverage our expertise. Our principal activities will result in greater commitments of capital on our own behalf, and may include, among other things, proprietary positions in equity or debt securities of public and private companies. Our growth initiatives will require investments in personnel and other expenses, which may have a short-term negative impact on our profitability as it may take time to develop meaningful revenues from the growth initiatives. We also may pursue new businesses that support our strategic priorities.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

Our full year performance reflects revenue growth and improved profitability. For the year ended December 31, 2006, our net income, including continuing and discontinued operations, was $235.3 million, or $12.40 per diluted share, up from net income of $40.1 million, or $2.10 per diluted share, for the prior year. Net income in 2006 included $165.6 million, after tax and net of restructuring and transaction costs, related to the gain on the sale of the PCS branch network and certain related assets to UBS. For 2006, net income from continuing operations totaled $62.9 million, or $3.32 per diluted share, up from net income of $25.2 million, or $1.32 per diluted share, in 2005. Net income from continuing operations in 2006 included a benefit of $0.69 per diluted share, resulting from a reduction of a litigation reserve related to developments in a specific industry-wide litigation matter. Net revenues from continuing operations for the year ended December 31, 2006 were $502.9 million, up 19.4 percent from $421.3 million in the prior year.

MARKET DATA

The following table provides a summary of relevant market data over the past three years.

				2006	2005
YEAR ENDED DECEMBER 31,	2006	2005	2004	v 2005	v 2004

Dow Jones Industrials a	12,463	10,718	10,783	16.3%	(0.6)%
NASDAQ a	2,415	2,205	2,175	9.5	1.4
NYSE Average Daily Value Traded ($ billions)	$68.3	$56.1	$46.1	21.7	21.7
NASDAQ Average Daily Value Traded ($ billions)	$46.5	$39.5	$34.6	17.7	14.2
Mergers and Acquisitions (number of transactions) b	10,685	8,818	8,188	21.2	7.7
Public Equity Offerings (number of transactions) c e	857	775	1,005	10.6	(22.9)
Initial Public Offerings (number of transactions) c	165	170	214	(2.9)	(20.6)
Managed Municipal Underwritings (number of transactions) d	12,553	13,948	13,605	(10.0)	2.5
Managed Municipal Underwritings (value of transactions in billions) d	$383.8	$408.3	$359.7	(6.0)	13.5
10-Year Treasuries Average Rate	4.79%	4.29%	4.27%	11.7	0.5
3-Month Treasuries Average Rate	4.73%	3.15%	1.37%	50.2	129.9

(a)	Data provided is at period end.
(b)	Source: Securities Data Corporation.
(c)	Source: Dealogic (offerings with reported market value greater than $20 million).
(d)	Source: Thomson Financial.
(e)	Number of transactions includes convertible offerings.

Piper Jaffray Annual Report 2006     11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXTERNAL FACTORS IMPACTING OUR BUSINESS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are mostly unpredictable and beyond our control. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income markets, the level and shape of various yield curves, and the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our business focuses primarily on middle market companies in specific industry sectors. These sectors may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally. In either case, our business could be affected differently than overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results of any individual period should not be considered indicative of future results.

12     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

FINANCIAL SUMMARY

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

						AS A PERCENTAGE OF
						NET REVENUES
						FOR THE YEAR ENDED
						DECEMBER 31,
FOR THE YEAR ENDED DECEMBER 31,				2006	2005
(Dollars in thousands)	2006	2005	2004	v 2005	v 2004	2006	2005	2004

Revenues:
Investment banking	$294,808	$243,347	$227,667	21.1%	6.9%	58.6%	57.8%	52.4%
Institutional brokerage	162,406	162,068	179,604	0.2	(9.8)	32.3	38.5	41.4
Interest	63,969	44,857	35,718	42.6	25.6	12.7	10.6	8.2
Other income	14,054	3,530	13,638	298.1	(74.1)	2.8	0.8	3.2

Total revenues	535,237	453,802	456,627	17.9	(0.6)	106.4	107.7	105.2
Interest expense	32,303	32,494	22,421	(0.6)	44.9	6.4	7.7	5.2

Net revenues	502,934	421,308	434,206	19.4	(3.0)	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	291,265	243,833	251,187	19.5	(2.9)	57.9	57.9	57.8
Occupancy and equipment	30,660	30,808	28,581	(0.5)	7.8	6.1	7.3	6.6
Communications	23,189	23,987	24,757	(3.3)	(3.1)	4.6	5.7	5.7
Floor brokerage and clearance	13,292	14,785	14,017	(10.1)	5.5	2.6	3.5	3.2
Marketing and business development	24,731	21,537	24,660	14.8	(12.7)	4.9	5.1	5.7
Outside services	28,053	23,881	20,378	17.5	17.2	5.6	5.7	4.7
Cash award program	2,980	4,205	4,717	(29.1)	(10.9)	0.6	1.0	1.1
Restructuring-related expense	–	8,595	–	N/M	N/M	–	2.0	–
Other operating expenses	(9,109)	13,646	16,871	N/M	(19.1)	(1.8)	3.2	3.9

Total non-interest expenses	405,061	385,277	385,168	5.1	0.0	80.5	91.4	88.7

Income from continuing operations before income tax expense	97,873	36,031	49,038	171.6	(26.5)	19.5	8.6	11.3
Income tax expense	34,974	10,863	16,727	222.0	(35.1)	7.0	2.6	3.9

Net income from continuing operations	62,899	25,168	32,311	149.9	(22.1)	12.5	6.0	7.4

Discontinued operations:
Income from discontinued operations, net of tax	172,354	14,915	18,037	1055.6	(17.3)	34.3	3.5	4.2

Net income	$235,253	$40,083	$50,348	486.9%	(20.4)%	46.8%	9.5%	11.6%

N/M — Not Meaningful

For the year ended December 31, 2006, net income, including continuing and discontinued operations, totaled $235.3 million, which included a gain of $165.6 million, after-tax and net of restructuring and transaction costs, from the sale of our PCS branch network. Net revenues from continuing operations increased to $502.9 million for 2006, an increase of 19.4 percent from the prior year. In 2006, investment banking revenues increased 21.1 percent to $294.8 million, compared with revenues of $243.3 million in the prior year. This increase was primarily attributable to higher equity financing activity. Institutional brokerage revenues remained essentially flat when compared with the prior-year period. In 2006, net interest income increased to $31.7 million, compared with $12.4 million in 2005. The increase was driven by two primary factors. First, in the third quarter of 2006, we repaid $180 million in subordinated debt and paid down other short-term financing with proceeds from the sale of the PCS branch network, which reduced interest expense. Second, during the third and fourth quarters of 2006, we invested the excess proceeds from the sale in short-term interest

Piper Jaffray Annual Report 2006     13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

bearing instruments, which generated interest income. In 2006, other income increased to $14.1 million, compared with $3.5 million in 2005, primarily due to a $9.9 million gain related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of the NYSE Group, Inc. We sold approximately 65 percent of our NYSE Group, Inc. restricted shares in a secondary offering during the second quarter of 2006. Non-interest expenses increased to $405.1 million in 2006, from $385.3 million in 2005. This increase was attributable to increased variable compensation and benefits expenses due to higher profitability, offset in part by a reduction in litigation reserves related to developments in a specific industry-wide litigation matter and an $8.6 million restructuring charge taken in 2005.

Net income, including continuing and discontinued operations, was $40.1 million for the year ended December 31, 2005, down from $50.3 million for the year ended December 31, 2004. In 2005, net revenues from continuing operations were $421.3 million, a decline of 3.0 percent from the prior year. In 2005, investment banking revenues increased to $243.3 million compared with $227.7 million in 2004, driven by higher advisory services activity associated with merger and acquisition transactions. Institutional brokerage revenues decreased 9.8 percent from 2004 due primarily to significant declines in fixed income volumes, lower spreads on fixed income products due to the NASD’s Trade Reporting and Compliance Engine (“TRACE”) requirements and reduced equity sales and trading revenues. In 2005, other income decreased to $3.5 million, compared with $13.6 million in 2004. This decrease was due to higher gains recorded on private equity investments in 2004. Also, 2004 included revenues associated with our venture capital business, the management of which was transitioned to an independent company effective December 31, 2004. Non-interest expenses were $385.3 million in 2005, flat compared to 2004. Compensation and benefits expenses declined due to lower revenues and profitability. Non-compensation expenses increased due to an $8.6 million restructuring charge taken in the second quarter of 2005 in connection with certain expense reduction measures.

CONSOLIDATED NON-INTEREST EXPENSES

Compensation and Benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, commissions, bonuses, benefits, employment taxes and other employee costs. A substantial portion of compensation expense is comprised of variable incentive arrangements, including discretionary bonuses, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The timing of bonus payments, which generally occur in February, have a greater impact on our cash position and liquidity, than is reflected in our statements of operations.

In 2006, compensation and benefits expenses increased 19.5 percent to $291.3 million, from $243.8 million in 2005. This increase was due to higher variable compensation costs resulting from increased profitability. Compensation and benefits expenses as a percentage of net revenues were flat at 57.9 percent for 2006 and 2005.

Compensation and benefits expenses decreased 2.9 percent to $243.8 million in 2005, from $251.2 million in 2004. The decrease was attributable to lower net revenues and profitability and the savings from the restructuring actions taken in the second quarter of 2005. Compensation and benefits expenses as a percentage of net revenues were essentially flat at 57.9 percent for 2005, compared to 57.8 percent for 2004.

Occupancy and Equipment – In 2006, occupancy and equipment expenses were $30.7 million, essentially flat when compared with 2005. In the fourth quarter of 2006, we entered into a new lease contract related to our London office and exited our existing lease. As a result, we incurred approximately $1.2 million in the fourth quarter related to early exit penalties and leasehold write-offs. Offsetting this expense was a decline in depreciation related to prior investments in technology becoming fully depreciated in the first quarter of 2006.

In 2005, occupancy and equipment expenses were $30.8 million, compared with $28.6 million in the prior year. Increased costs associated with additional office space and software costs related to our algorithmic and program trading (“APT”) capabilities, which we acquired in the fourth quarter of 2004, were partially offset by prior investments in technology becoming fully depreciated.

Communications – Communication expenses include costs for telecommunication and data communication, primarily consisting of expense for obtaining third-party market data information. In 2006, communication expenses were $23.2 million, down 3.3 percent from 2005. The decrease was due to costs savings associated with a change in vendors related to our equity trading system and a portion of these costs are now being recorded within outside services as a result of the change in vendors.

14     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In 2005, communication expenses were $24.0 million, down 3.1 percent from 2004. The decrease was primarily attributable to lower market data service expenses as a result of cost savings initiatives.

Floor Brokerage and Clearance – In 2006, floor brokerage and clearance expenses were $13.3 million, compared with $14.8 million in 2005, a decrease of 10.1 percent. This decrease was a result of our continued efforts to reduce expenses associated with accessing electronic communication networks, offset in part by incremental expense related to our European trading system.

Floor brokerage and clearance expenses in 2005 increased 5.5 percent to $14.8 million, compared with 2004, due to increased costs associated with APT.

Marketing and Business Development – Marketing and business development expenses include travel and entertainment and promotional and advertising costs. In 2006, marketing and business development expenses were $24.7 million, compared with $21.5 million in 2005, an increase of 14.8 percent. This increase was attributable to higher conference expenses and increased deal-related travel and entertainment costs.

In 2005, marketing and business development expenses decreased 12.7 percent to $21.5 million, compared with $24.7 million in the prior year. This decrease was largely driven by the impact of cost savings initiatives to reduce travel and supplies costs.

Outside Services – Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. Outside services expenses increased to $28.1 million in 2006, compared with $23.9 million for 2005. This increase is due to services associated with our equity trading system being bundled and provided by a single vendor. Previously, these services were provided by multiple vendors and were recorded in various expense categories such as communications, floor brokerage and clearance and outside services expenses based upon the type of service being provided. In addition, we incurred increased professional fee expense related to recruitment of capital markets personnel.

Outside services expenses increased to $23.9 million in 2005, compared with $20.4 million in 2004. This increase reflects the costs for outsourcing additional technology functions, which were previously performed in-house, and higher legal fees.

Cash Award Program – In connection with our spin-off from U.S. Bancorp in 2003, we established a cash award program pursuant to which we granted cash awards to a broad-based group of our employees. The award program was designed to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of the spin-off. The cash awards are being expensed over a four-year period ending December 31, 2007. In 2006, cash awards expense decreased 29.1 percent to $3.0 million, compared with the prior year. The sale of our PCS branch network resulted in the forfeiture and accelerated vesting of approximately half of our cash awards and as a result, our ongoing cash award expense will decrease. We anticipate incurring approximately $1.5 million of cash award expense within continuing operations in 2007.

Restructuring-Related Expense – In the third quarter of 2005, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a pre-tax restructuring charge of $8.6 million, consisting of $4.9 million in severance benefits and $3.7 million related to the reduction of office space.

Other Operating Expenses – Other operating expenses include insurance costs, license and registration fees, expenses related to our charitable giving program, amortization on intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. Other operating expenses decreased substantially to a positive benefit of $9.1 million in 2006, compared with expenses of $13.6 million in 2005. In the fourth quarter of 2006, we reduced a litigation reserve related to developments in a specific industry-wide litigation matter in which the company, along with other leading securities firms, is a defendant. The change in our litigation reserves related to this specific matter was principally responsible for the significant reduction in other operating expenses in 2006. The difficulty in determining the timing and outcome of legal proceedings may effect established reserves in the future, impacting other operating expenses.

In 2005, other operating expenses decreased 19.1 percent to $13.6 million, compared with $16.9 million in 2004. This decrease was driven by a decline in insurance premiums and lower minority interest expense related to our private equity investments.

Income Taxes – In 2006, our provision for income taxes from continuing operations was $35.0 million, an effective tax rate of 35.7 percent, compared with $10.9 million, an effective tax rate of 30.1 percent, for 2005, and compared with $16.7 million, an effective tax rate of 34.1 percent, for 2004. The increased effective tax rate in 2006 compared with 2005 and 2004 was primarily attributable to a higher level of pre-tax income, which reduced the effect of permanent differences.

Piper Jaffray Annual Report 2006     15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NET REVENUES FROM CONTINUING OPERATIONS (DETAIL)

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2006	2005
(Dollars in thousands)	2006	2005	2004	v 2005	v 2004

Net revenues:
Investment banking
Underwriting
Fixed income	$74,751	$67,649	$62,096	$10.5%	8.9%
Equities	114,736	75,026	87,505	52.9	(14.3)
Advisory services	105,321	100,672	78,066	4.6	29.0

Total investment banking	294,808	243,347	227,667	21.1	6.9

Institutional sales and trading
Fixed income	75,170	65,816	80,189	14.2	(17.9)
Equities	122,422	117,380	118,150	4.3	(0.7)

Total institutional sales and trading	197,592	183,196	198,339	7.9	(7.6)

Other income/(loss)	10,534	(5,235)	8,200	N/M	N/M

Total net revenues	$502,934	$421,308	$434,206	19.4%	(3.0)%

N/M — Not Meaningful

In 2006, investment banking revenues increased 21.1 percent to $294.8 million, compared with $243.3 million in 2005. Equity underwriting revenues increased 52.9 percent to $114.7 million in 2006, which was due to an increase in completed transactions and an increase in the number of book-run deals, where we earn a larger percentage of revenue per transaction. During 2006, we completed 99 equity financings, raising $13.6 billion in capital for our clients, compared with 73 equity financings, raising $8.8 billion in capital, during 2005. Of these completed transactions, we were bookrunner on 41 of the equity financings in 2006, compared with 25 equity financings in 2005. Our London office completed nine of the total equity financings in 2006, compared with two in 2005. Fixed income financings revenues in 2006 increased 10.5 percent to $74.8 million. The increase was driven by higher public finance revenues, as an increase in average revenue per transaction more than offset fewer completed transactions. We underwrote 452 municipal issues with a par value of $6.6 billion during 2006, compared with 473 municipal issues with a par value of $6.1 billion during 2005. Advisory services revenues increased 4.6 percent to $105.3 million in 2006, as higher average revenues per transaction offset the decline in completed transactions. We completed 41 mergers and acquisitions transactions valued at $7.3 billion during 2006, compared with 47 deals valued at $9.1 billion during 2005.

Institutional sales and trading revenues comprise all the revenues generated through trading activities, primarily the facilitation of customer trades. To assess the profitability of institutional sales and trading activities, we aggregate institutional brokerage revenues with the net interest income or expense associated with financing, economically hedging and holding long or short inventory positions. Our results in sales and trading vary from quarter to quarter with changes in trading margins, trading volumes and the timing of transactions as a result of market opportunities. Increased price transparency in the fixed income market, pressure from institutional clients in the equity market to reduce commissions and the use of alternative trading systems in the equity market have put pressure on trading margins. We expect this pressure to continue.

In 2006, institutional sales and trading revenues increased 7.9 percent to $197.6 million, compared with $183.2 million in 2005. Fixed income institutional sales and trading revenues increased 14.2 percent to $75.2 million in 2006, compared with $65.8 million in 2005. We were able to improve year-over-year performance in fixed income institutional sales and trading through higher cash sales and trading and increased high-yield and structured product revenues, offset in part by lower interest rate product revenues. Equity institutional sales and trading revenue increased 4.3 percent in 2006, to $122.4 million due to incremental sales and trading revenue related to our European expansion and increased revenues from APT and convertibles, partially offset by decreased revenues from lower volumes and pressure by institutional clients to reduce commissions in our traditional equity sales and trading business.

16     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other income/loss includes gain and losses from investments in private equity and venture capital funds as well as other firm investments and management fees from our private capital business, which provides asset management services to institutional investors. In 2006, other income totaled $10.5 million, compared with a loss of $5.2 million in 2005. During 2006, we recorded a $9.9 million gain related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of the NYSE Group, Inc. In addition, in the third quarter of 2006, we repaid $180 million in subordinated debt with proceeds from the sale of the PCS branch network, which reduced interest expense, and in the third and fourth quarters of 2006, invested the excess proceeds from the sale in short-term interest bearing instruments, which generated interest income.

Investment banking revenues increased 6.9 percent to $243.3 million in 2005, compared with $227.7 million in 2004. This increase was primarily attributable to strong advisory services revenues, which increased 29.0 percent to $100.7 million, compared with 2004. We completed 47 mergers and acquisitions deals valued at $9.1 billion in 2005, compared with 49 deals valued at $6.8 billion in 2004. Additionally, fixed income underwriting revenues increased 8.9 percent to $67.6 million in 2005 compared with $62.1 million in 2004. We underwrote 473 municipal issues with a par value of $6.1 billion during 2005, compared with 504 municipal issues with a par value of $5.9 billion during 2004. In 2005, equity underwriting revenues decreased 14.3 percent to $75.0 million. Driving this decline in equity underwriting revenues were less favorable capital market conditions, particularly during the first half of 2005, that led to a decline in offering activity compared with the prior year. During 2005, we completed 73 equity offerings, raising $8.8 billion in capital for our clients, compared with 94 equity offerings, raising $12.9 billion in capital, during 2004.

In 2005, institutional sales and trading revenues decreased 7.6 percent to $183.2 million, compared with $198.3 million in 2004. Fixed income institutional sales and trading revenues declined 17.9 percent to $65.8 million in 2005, compared with $80.2 million in 2004. Rising interest rates and a flattened yield curve resulted in reduced sales and trading volumes in fixed income products. Additionally, trading margins declined in 2005, due largely to increased price transparency in the corporate bond markets and growth in electronic trading. In early 2005, certain high-yield bonds for which we issue proprietary research became subject to TRACE disclosure requirements. These high-yield bonds represent a substantial portion of our overall corporate bond sales and trading. In 2005, equity institutional sales and trading revenue were essentially flat when compared with 2004. We experienced downward pressure on net commissions in the cash equities business in 2005 as a result of increased pressure from institutional clients to reduce transaction costs. The decline in net commissions in our cash equities business was offset by increased electronic trading revenue from our APT capabilities acquired in the fourth quarter of 2004.

Other income/loss in 2005 was a loss of $5.2 million compared with income of $8.2 million in 2004. This fluctuation is driven by two primary factors. First, in 2004, higher gains were recorded on our private equity investments and our results included revenues associated with our venture capital business, the management of which was transitioned to an independent company effective December 31, 2004. Second, in 2005, the interest rate on our outstanding subordinated debt increased by approximately 200 bps, increasing the amount of interest expense recorded in 2005.

DISCONTINUED OPERATIONS

Discontinued operations include the operating results of our PCS business, the gain on sale of the PCS branch network, and restructuring and transaction costs. The sale of the PCS branch network to UBS closed on August 11, 2006.

Our PCS retail brokerage business provided financial advice and a wide range of financial products and services to individual investors through a network of approximately 90 branch offices. Revenues were generated primarily through the receipt of commissions earned on equity and fixed income transactions and for distribution of mutual funds and annuities, fees earned on fee-based client accounts and net interest from customers’ margin loan balances.

In 2006, income from discontinued operations, net of tax, was $172.4 million. See Note 4 to our consolidated financial statements for further discussion of our discontinued operations.

In connection with the sale of our PCS branch network, we implemented a plan to significantly restructure our support infrastructure. We recorded $60.7 million in pre-tax restructuring costs in 2006. We expect to incur additional restructuring costs in the first and second quarters of 2007 related to transitioning off of our retail-based back office system as we convert to a capital markets back office system. In addition, we may incur discontinued operations expense or income related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in

Piper Jaffray Annual Report 2006     17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

estimates related to occupancy and severance restructuring charges.

Recent Accounting Pronouncements

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in our Annual Report to Shareholders, and are incorporated herein by reference.

Critical Accounting Policies

Our accounting and reporting policies comply with generally accepted accounting principles (“GAAP”) and conform to practices within the securities industry. The preparation of financial statements in compliance with GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including, among others, whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information, including third-party or independent sources, the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under GAAP.

For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in our Annual Report to Shareholders. We believe that of our significant accounting policies, the following are our critical accounting policies.

VALUATION OF FINANCIAL INSTRUMENTS

Trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased, on our consolidated statements of financial condition consist of financial instruments recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.

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

A substantial percentage of the fair value of our trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

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

18     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

		Trading
		Securities Sold,
DECEMBER 31, 2006	Trading Securities	But Not Yet
(Dollars in thousands)	Owned or Pledged	Purchased

Fair value of securities excluding derivatives, based on quoted prices and independent sources	$824,049	$211,098
Fair value of securities excluding derivatives, as determined by management	17,336	–
Fair value of derivatives as determined by management	25,141	6,486

	$866,526	$217,584

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS 157 on our results of operations and financial condition.

GOODWILL AND INTANGIBLE ASSETS

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by Statement of Financial Accounting Standards No. 141, “Business Combinations.” Determining the fair value of assets and liabilities acquired requires certain management estimates. In conjunction with the sale of our PCS branch network to UBS, we wrote-off $85.6 million of goodwill during the third quarter of 2006. At December 31, 2006, we had goodwill of $231.6 million, principally as a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp.

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we are required to perform impairment tests of our goodwill and intangible assets annually and more frequently in certain circumstances. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our operating segment based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value. We completed our last goodwill impairment test as of October 31, 2006, and no impairment was identified.

Piper Jaffray Annual Report 2006     19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

In assessing the fair value of our operating segment, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to estimating the fair value of an operating segment based on discounted cash flows, we consider other information to validate the reasonableness of our valuations, including public market comparables and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. If during any future period it is determined that an impairment exists, the results of operations in that period could be materially adversely affected.

STOCK-BASED COMPENSATION

As part of our compensation to employees and directors, we use stock-based compensation, consisting of stock options and restricted stock. Prior to January 1, 2006, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The fair value method required stock based compensation to be expensed in the consolidated statement of operations at their fair value.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R)requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value, net of estimated forfeitures. Because we have expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on our measurement or recognition methods for stock-based compensation.

Compensation paid to employees in the form of stock options or restricted stock is generally amortized on a straight-line basis over the required service period of the award, which is typically three years, and is included in our results of operations as compensation expense, net of estimated forfeitures. The majority of our restricted stock grants provide for continued vesting after termination, providing the employee does not violate certain post-termination restrictions, as set forth in the award agreements. We consider the required service period to be the greater of the vesting period or the post-termination restricted period. We believe that our non-competition restrictions meet the SFAS 123(R) definition of a substantive service requirement.

Stock-based compensation granted to our non-employee directors is in the form of stock options. Stock-based compensation paid to directors is immediately vested (i.e., there is no continuing service requirement) and is included in our results of operations as outside services expense as of the date of grant.

In determining the estimated fair value of stock options, we use the Black-Scholes option-pricing model. This model requires management to exercise judgment with respect to certain assumptions, including the expected dividend yield, the expected volatility, and the expected life of the options. The expected dividend yield assumption is based on the assumed dividend payout over the expected life of the option. The expected volatility assumption is based on industry comparisons, as we have limited information on which to base our volatility estimates because we have only been a public company since the beginning of 2004. The expected life of options assumption is based on the average of the following two factors: industry comparisons and the guidance provided by the SEC in Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 allowed the use of an “acceptable” methodology under which we can take the midpoint of the vesting date and the full contractual term. We believe our approach for calculating an expected life to be an appropriate method in light of the lack of any historical data regarding employee exercise behavior or employee post-termination behavior. Additional information regarding assumptions used in the Black-Scholes

20     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

pricing model can be found in Note 20 to our consolidated financial statements.

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

Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements entered into in connection with the spin-off, we generally are responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp generally is responsible for all liabilities relating to the businesses U.S. Bancorp retained. However, in addition to our established reserves, U.S. Bancorp agreed to indemnify us in an amount up to $17.5 million for losses that result from certain matters, primarily third-party claims relating to research analyst independence. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company. As of December 31, 2006, approximately $13.2 million of the indemnification remained available.

As part of our asset purchase agreement with UBS for the sale of our PCS branch network, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters. In addition, we have retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale.

Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves, the U.S. Bancorp indemnity agreement and the assumption by UBS of certain liabilities of the PCS business, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially adversely affected.

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

We have a liquid balance sheet. Most of our assets consist of cash and assets readily convertible into cash. Securities inventories are stated at fair value and are generally readily marketable. Receivables and payables with customers and brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources. We utilize a mix of funding sources and, to the extent possible, maximize our lower-cost financing alternatives. Our assets are financed by our cash flows from operations, equity capital, bank lines of credit and proceeds from securities sold under agreements to repurchase. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

A significant component of our employees’ compensation is paid in an annual bonus. The timing of these bonus payments, which generally are paid in February, has a significant impact on our cash position and liquidity when paid.

We currently do not pay cash dividends on our common stock.

Piper Jaffray Annual Report 2006     21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 11, 2006, we closed the sale of our PCS branch network and certain related assets to UBS. We received proceeds of approximately $500 million for our branch network and $250 million for certain other assets, consisting primarily of customer margin loans. During the third quarter of 2006, we utilized these proceeds to repay all of our $180 million in subordinated debt outstanding, repurchase approximately 1.6 million shares of common stock through an accelerated share repurchase program for an aggregate price of $100 million, repay stock loan liabilities and reduce securities sold under agreements to repurchase. During the fourth quarter of 2006, we paid approximately $160 million in income tax liabilities related to the gain on the sale of our PCS branch network.

In connection with the sale of our PCS branch network, our board of directors authorized the repurchase of $180 million in common shares through December 31, 2007. Following the completion of our accelerated share repurchase, we have $80 million of share repurchase authorization remaining.

CASH FLOWS

Cash and cash equivalents decreased $21.0 million to $39.9 million at December 31, 2006. Operating activities used cash of $72.4 million, as cash paid out for operating assets and liabilities exceeded cash received from earnings. Cash of $707.4 million was provided by investing activities due to the sale of the PCS branch network to UBS. Cash of $657.2 million was used in financing activities. We used the proceeds from the sale of PCS to repay $180 million in subordinated debt and repurchase approximately 1.6 million shares of common stock through an accelerated share repurchase program in the amount of $100 million. In addition, we paid down other short-term borrowings used to finance our continuing operations.

Cash and cash equivalents decreased $6.5 million in 2005 to $60.9 million at December 31, 2005. Operating activities provided cash of $95.2 million, as cash received from earnings and operating assets and liabilities exceeded cash utilized to increase net trading securities owned. Cash of $15.3 million was used for investing activities toward the purchase of fixed assets. Cash of $86.3 million was used in financing activities, including a $55.5 million reduction of our secured financing activities and $42.6 million utilized to repurchase common stock in conjunction with a share repurchase program of 1.3 million shares of common stock completed on October 4, 2005. The cash used in financing activities was offset by an increase in securities loaned activities of $11.8 million.

Cash and cash equivalents decreased $17.0 million in 2004 to $67.4 million at December 31, 2004. Operating activities used cash of $3.2 million, as cash received from earnings and operating assets and liabilities was exceeded by cash utilized toward fails to deliver, stock borrowed and for processing accounts. Cash of $30.2 million was used for investing activities toward the purchase of fixed assets and the acquisition of Vie Securities, LLC. Cash of $16.4 million was generated by financing activities, including $133.6 million received from secured financing activities and $41.7 million from securities loaned. The cash generated through repurchase agreements and securities loaned financing was offset by a net reduction of short-term borrowings of $159.0 million.

FUNDING SOURCES

We have available discretionary short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements and secured bank loans. Bank loans and repurchase agreements are typically collateralized by the firm’s securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate.

To finance customer receivables we utilized an average of $15 million in short-term bank loans and an average of $133 million in securities lending arrangements in 2006. This compares to an average of $38 million in short-term bank loans and $244 million in average securities lending arrangements in 2005. Average net repurchase agreements (excluding economic hedges) of $80 million and $176 million in 2006 and in 2005, respectively, were primarily used to finance inventory. The reduction in average short-term bank loans, securities lending arrangements and average net repurchase agreements during 2006 was due to the receipt of approximately $750 million in proceeds from the sale of our PCS branch network. Growth in our securities inventory is generally financed through repurchase agreements or securities lending. Bank financing supplements these sources as necessary. On December 31, 2006, we had no outstanding short-term bank financing.

As of December 31, 2006, we had uncommitted credit agreements with banks totaling $675 million, comprised of $555 million in discretionary secured lines and $120 million in discretionary unsecured lines. We have been able to obtain necessary short-term borrowings in the past and believe we will continue to be able to do so in the future. We also have established arrangements to obtain financing using as collateral our

22     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

securities held by our clearing bank or by another broker dealer at the end of each business day.

On August 15, 2006, we utilized proceeds from the sale of our PCS branch network to repay in full our $180 million subordinated loan with U.S. Bancorp.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of our contractual obligations as of December 31, 2006:

		2008	2010	2012
		Through	Through	and
(Dollars in millions)	2007	2009	2011	Thereafter	Total

Operating leases	12.7	29.7	25.7	28.4	96.5
Cash award program	1.5	–	–	–	1.5
Venture fund commitments a	–	–	–	–	5.9
Purchase obligations	3.3	4.1	–	–	7.4

(a)	The venture fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of the NYSE, our broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of the NYSE. We expect that these provisions will not impact our ability to meet current and future obligations. In addition, we are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. Piper Jaffray Ltd., our registered United Kingdom broker dealer subsidiary, is subject to the capital requirements of the U.K. Financial Services Authority.

At December 31, 2006, net capital under the SEC’s Uniform Net Capital Rule was $367.1 million or 395.3 percent of aggregate debit balances, and $365.3 million in excess of the minimum required net capital.

Off-Balance Sheet Arrangements

We enter into various types of off-balance sheet arrangements in the ordinary course of business. We hold retained interests in non-consolidated entities, incur obligations to commit capital to non-consolidated entities, enter into derivative transactions, enter into non-derivative guarantees, commit to short-term “bridge loan” financing for our clients and enter into other off-balance sheet arrangements.

We enter into arrangements with special-purpose entities (“SPEs”), also known as variable interest entities. SPEs are corporations, trusts or partnerships that are established for a limited purpose. SPEs, by their nature, generally are not controlled by their equity owners, as the establishing documents govern all material decisions. Our primary involvement with SPEs relates to securitization transactions related to our tender option bond program in which highly rated fixed rate municipal bonds are sold to an SPE. We follow Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125,” (“SFAS 140”), to account for securitizations and other transfers of financial assets. Therefore, we derecognize financial assets transferred in securitizations provided that such transfer meets all of the SFAS 140 criteria. See Note 6, “Securitizations,” in the notes to our consolidated financial statements for a complete discussion of our securitization activities.

We have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in emerging growth companies or other private or public equity. We commit capital or act as the managing partner or member of these entities. These entities are reviewed under variable interest entity and voting interest entity standards. If we determine that an entity should not be consolidated, we record these investments on the equity method of accounting. The lower of cost or market method of accounting is applied to investments where we do not have the ability to exercise significant influence over

Piper Jaffray Annual Report 2006     23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the operations of an entity. For a complete discussion of our activities related to these types of partnerships, see Note 7, “Variable Interest Entities,” to our consolidated financial statements included in our Annual Report to Shareholders on Form 10-K for the year ended December 31, 2006.

We enter into derivative contracts in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to manage the interest rate and market value risks associated with our security positions. For a complete discussion of our activities related to derivative products, see Note 5, “Derivatives,” in the notes to our consolidated financial statements.

In the third quarter of 2006, we entered into a strategic relationship with CIT to provide clients with debt solutions, including senior secured and unsecured debt, second lien facilities, subordinated financings and mezzanine loans. Our strategic relationship with CIT offers us the possibility of making commitments of capital alongside CIT in connection with offering debt solutions to our clients as opportunities arise.

Our other types of off-balance-sheet arrangements include contractual commitments and guarantees. For a discussion of our activities related to these off-balance sheet arrangements, see Note 15, “Contingencies, Commitments and Guarantees,” to our consolidated financial statements included in our Annual Report to Shareholders on Form 10-K for the year ended December 31, 2006.

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

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis through a series of reports. The broader goals of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to articulate large trading or position risks to senior management, and to ensure accurate mark-to-market pricing.

In addition to supporting daily risk management processes on the trading desks, our risk management functions support our Market and Credit Risk Committee. This committee oversees risk management practices, including defining acceptable risk tolerances and approving risk management policies.

MARKET RISK

Market risk represents the risk of financial volatility that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients, to our market-making activities and our proprietary activities. Market risk is inherent in both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

Our different types of market risk include:

• Interest Rate Risk — Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of prepayments. Interest rate risk is managed through the use of appropriate hedging in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory, to hedge residual cash flows from our tender option bond program, and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

• Equity Price Risk – Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the notional level of our inventory and by managing net position levels with those limits.

24     Piper Jaffray Annual Report 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

VALUE-AT-RISK

Value-at-Risk (“VaR”) is the potential loss in value of our trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We perform a daily historical simulated VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds and all associated economic hedges. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and approximations could produce materially different VaR estimates.

We report an empirical VaR based on net realized trading revenue volatility. Empirical VaR presents an inclusive measure of our historical risk exposure, as it incorporates virtually all trading activities and types of risk including market, credit, liquidity and operational risk. The exhibit below presents VaR using the past 250 days of net trading revenue. Consistent with industry practice, when calculating VaR we use a 95 percent confidence level and a one-day time horizon for calculating both empirical and simulated VaR. This means, that over time, there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR.

The following table quantifies the empirical VaR for each component of market risk for the periods presented:

AT DECEMBER 31,
(Dollars in thousands)	2006	2005

Interest Rate Risk	$281	$324
Equity Price Risk	261	345

Aggregate Undiversified Risk	542	669
Diversification Benefit	(112)	(132)

Aggregate Diversified Value-at-Risk	$430	$537

The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended 2006 and 2005, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)	High	Low	Average

Interest Rate Risk	$355	$262	$308
Equity Price Risk	346	254	290
Aggregate Undiversified Risk	679	521	598
Aggregate Diversified Value-at-Risk	541	404	474

FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in thousands)	High	Low	Average

Interest Rate Risk	$1,436	$324	$538
Equity Price Risk	345	258	314
Aggregate Undiversified Risk	1,705	668	853
Aggregate Diversified Value-at-Risk	1,558	536	719

Our VaR decreased in 2006, compared to 2005, due to lower fixed income inventory levels.

We use model-based VaR simulations for managing risk on a daily basis. Model-based VaR derived from simulation has inherent limitations, including reliance on historical data to predict future market risk and the parameters established in creating the models that limit quantitative risk information outputs. There can be no assurance that actual losses occurring on any given day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in a 20-day trading period. In addition, different VaR methodologies and distribution assumptions could produce materially different VaR numbers. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes.

Piper Jaffray Annual Report 2006     25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table quantifies the model-based VaR simulated for each component of market risk for the periods presented:

AT DECEMBER 31,
(Dollars in thousands)	2006	2005

Interest Rate Risk	$574	$309
Equity Price Risk	177	288

Aggregate Undiversified Risk	751	597
Diversification Benefit	(150)	(239)

Aggregate Diversified Value-at-Risk	$601	$358

Supplementary measures employed by Piper Jaffray to monitor and manage market risk exposure include the following: net market position, duration exposure, option sensitivities, and inventory turnover. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals.

We anticipate our aggregate VaR may increase in future periods as we commit more of our own capital to proprietary investments.

LIQUIDITY RISK

Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for days or weeks longer than we had planned.

We are also exposed to liquidity risk in our day-to-day funding activities. In addition to the benefit of having a strong capital structure, we manage this risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department can switch between securities lending, repurchase agreements, box loans and bank borrowings on any given day depending on the pricing and availability of funding from any one of these sources.

In addition to managing our capital and funding, the treasury department oversees the management of net interest income risk, portfolio collateral, and the overall use of our capital, funding, and balance sheet.

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

Credit exposure associated with our customer margin accounts are monitored daily and are collateralized. Our risk management functions, in conjunction with our market and credit risk committee, establish and review appropriate credit limits for our customers utilizing margin lending.

Our risk management functions review risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities, derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty ratings and potential levels of activity.

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

26     Piper Jaffray Annual Report 2006

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

Effects of Inflation

Because our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services we offer to our clients. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

Piper Jaffray Annual Report 2006     27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following: (1) developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability, (2) developments in specific sectors of the economy have in the past adversely affected, and may in the future adversely affect, our business and profitability, (3) we may not be able to compete successfully with other companies in the financial services industry who are often larger and better capitalized than we are, (4) we have experienced significant pricing pressure in areas of our business, which may impair our revenues and profitability, (5) the volume of anticipated investment banking transactions may differ from actual results, (6) our ability to attract, develop and retain highly skilled and productive employees is critical to the success of our business, (7) our underwriting and market-making activities may place our capital at risk, (8) an inability to readily divest or transfer trading positions may result in financial losses to our business, (9) use of derivative instruments as part of our risk management techniques may place our capital at risk, while our risk management techniques themselves may not fully mitigate our market risk exposure, (10) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (11) increases in capital commitments in our proprietary trading, investing and similar activities increase the potential for significant losses, (12) we may make strategic acquisitions of businesses, engage in joint ventures or divest or exit existing businesses, which could cause us to incur unforeseen expense and have disruptive effects on our business but may not yield the benefits we expect, (13) our technology systems, including outsourced systems, are critical components of our operations, and failure of those systems or other aspects of our operations infrastructure may disrupt our business, cause financial loss and constrain our growth, (14) our business is subject to extensive regulation that limits our business activities, and a significant regulatory action against our company may have a material adverse financial effect or cause significant reputational harm to our company, (15) regulatory capital requirements may limit our ability to expand or maintain present levels of our business or impair our ability to meet our financial obligations, (16) our exposure to legal liability is significant, and could lead to substantial damages, (17) the business operations that we conduct outside of the United States subject us to unique risks, (18) we may suffer losses if our reputation is harmed, (19) our stock price may fluctuate as a result of several factors, including but not limited to changes in our revenues and operating results, (20) provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock, and (21) other factors identified under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006, and updated in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

28     Piper Jaffray Annual Report 2006

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Piper Jaffray Companies

Piper Jaffray Annual Report 2006     29

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2006.

Our independent registered public accounting firm has issued an attestation report on management’s assessment of our internal control over financial reporting.

30     Piper Jaffray Annual Report 2006

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Piper Jaffray Companies maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Piper Jaffray Companies, and our report dated February 28, 2007, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 28, 2007

Piper Jaffray Annual Report 2006     31

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2007, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 28, 2007

32     Piper Jaffray Annual Report 2006

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,
(Amounts in thousands, except share data)	2006	2005

Assets
Cash and cash equivalents	$39,903	$60,869
Cash and cash equivalents segregated for regulatory purposes	25,000	–
Receivables:
Customers (net of allowance of $0 at December 31, 2006 and $1,793 at December 31, 2005)	51,441	54,421
Brokers, dealers and clearing organizations	312,874	299,056
Deposits with clearing organizations	30,223	64,379
Securities purchased under agreements to resell	139,927	222,844

Trading securities owned	776,684	517,310
Trading securities owned and pledged as collateral	89,842	236,588

Total trading securities owned	866,526	753,898

Fixed assets (net of accumulated depreciation and amortization of $48,603 and $74,840 respectively)	25,289	41,752
Goodwill	231,567	317,167
Intangible assets (net of accumulated amortization of $3,333 and $1,733, respectively)	1,467	3,067
Other receivables	39,347	24,626
Other assets	88,283	69,200
Assets held for sale	–	442,912

Total assets	$1,851,847	$2,354,191

Liabilities and Shareholders’ Equity
Payables:
Customers	$83,899	$73,781
Checks and drafts	13,828	53,304
Brokers, dealers and clearing organizations	210,955	259,597
Securities sold under agreements to repurchase	91,293	245,786
Trading securities sold, but not yet purchased	217,584	332,204
Accrued compensation	164,346	171,551
Other liabilities and accrued expenses	145,503	138,122
Liabilities held for sale	–	145,019

Total liabilities	927,408	1,419,364

Subordinated debt	–	180,000

Shareholders’ equity:
Common stock, $0.01 par value; Shares authorized: 100,000,000 at December 31, 2006 and December 31, 2005; Shares issued: 19,487,319 at December 31, 2006 and December 31, 2005; Shares outstanding: 16,984,474 at December 31, 2006 and 18,365,177 at December 31, 2005	195	195
Additional paid-in capital	723,928	704,005
Retained earnings	325,684	90,431
Less common stock held in treasury, at cost: 2,502,845 shares at December 31, 2006 and 1,122,142 at December 31, 2005	(126,026)	(35,422)
Other comprehensive income/(loss)	658	(4,382)

Total shareholders’ equity	924,439	754,827

Total liabilities and shareholders’ equity	$1,851,847	$2,354,191

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2006     33

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2006	2005	2004

Revenues:
Investment banking	$294,808	$243,347	$227,667
Institutional brokerage	162,406	162,068	179,604
Interest	63,969	44,857	35,718
Other income	14,054	3,530	13,638

Total revenues	535,237	453,802	456,627
Interest expense	32,303	32,494	22,421

Net revenues	502,934	421,308	434,206

Non-interest expenses:
Compensation and benefits	291,265	243,833	251,187
Occupancy and equipment	30,660	30,808	28,581
Communications	23,189	23,987	24,757
Floor brokerage and clearance	13,292	14,785	14,017
Marketing and business development	24,731	21,537	24,660
Outside services	28,053	23,881	20,378
Cash award program	2,980	4,205	4,717
Restructuring-related expense	–	8,595	–
Other operating expenses	(9,109)	13,646	16,871

Total non-interest expenses	405,061	385,277	385,168

Income from continuing operations before income tax expense	97,873	36,031	49,038
Income tax expense	34,974	10,863	16,727

Net income from continuing operations	62,899	25,168	32,311

Discontinued operations:
Income from discontinued operations, net of tax	172,354	14,915	18,037

Net income	$235,253	$40,083	$50,348

Earnings per basic common share
Income from continuing operations	$3.49	$1.34	$1.67
Income from discontinued operations	9.57	0.79	0.93

Earnings per basic common share	$13.07	$2.13	$2.60
Earnings per diluted common share
Income from continuing operations	$3.32	$1.32	$1.67
Income from discontinued operations	9.09	0.78	0.93

Earnings per diluted common share	$12.40	$2.10	$2.60
Weighted average number of common shares outstanding
Basic	18,002	18,813	19,333
Diluted	18,968	19,081	19,399

See Notes to Consolidated Financial Statements

34     Piper Jaffray Annual Report 2006

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

	Common		Additional			Other	Total
	Shares	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
(Amounts in thousands, except share amounts)	Outstanding	Stock	Capital	Earnings	Stock	Income/(Loss)	Equity

Balance at December 31, 2003	19,334,261	$193	$669,602	$–	$–	$–	$669,795
Net income	–	–	–	50,348	–	–	50,348
Amortization of restricted stock	–	–	7,119	–	–	–	7,119
Amortization of stock options	–	–	2,034	–	–	–	2,034
Minimum pension liability adjustment	–	–	–	–	–	(3,868)	(3,868)
Retirement of common stock	(1,000)	–	–	–	–	–	—

Balance at December 31, 2004	19,333,261	$193	$678,755	$50,348	$–	$(3,868)	$725,428
Net income	–	–	–	40,083	–	–	40,083
Amortization of restricted stock	–	–	15,914	–	–	–	15,914
Amortization of stock options	–	–	3,341	–	–	–	3,341
Minimum pension liability adjustment	–	–	–	–	–	(73)	(73)
Foreign currency translation adjustment	–	–	–	–	–	(441)	(441)
Issuance of common stock	154,058	2	6,010	–	–	–	6,012
Repurchase of common stock	(1,300,000)	–	–	–	(42,612)	–	(42,612)
Reissuance of treasury shares	177,858	–	(15)	–	7,190	–	7,175

Balance at December 31, 2005	18,365,177	$195	$704,005	$90,431	$(35,422)	$(4,382)	$754,827
Net income	–	–	–	235,253	–	–	235,253
Amortization of restricted stock	–	–	17,893	–	–	–	17,893
Amortization of stock options	–	–	2,436	–	–	–	2,436
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	2,988	2,988
Foreign currency translation adjustment	–	–	–	–	–	2,052	2,052
Repurchase of common stock	(1,648,527)	–	–	–	(100,000)	–	(100,000)
Reissuance of treasury shares	267,824	–	(406)	–	9,396	–	8,990

Balance at December 31, 2006	16,984,474	$195	$723,928	$325,684	$(126,026)	$658	$924,439

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2006     35

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
(Amounts in thousands)	2006	2005	2004

Operating Activities:
Net income	$235,253	$40,083	$50,348
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	12,644	18,135	21,391
Gain on sale of PCS branch network	(381,030)	–	–
Deferred income taxes	4,529	(475)	6,553
Loss on disposal of fixed assets	12,392	320	233
Stock-based compensation	20,329	19,255	9,153
Amortization of intangible assets	1,600	1,600	133
Forgivable loan reserve	–	–	(2,100)
Decrease (increase) in operating assets:
Cash and cash equivalents segregated for regulatory purposes	(25,000)	–	66,000
Receivables:
Customers	499	(4,285)	3,494
Brokers, dealers and clearing organizations	(13,679)	237,624	(297,405)
Deposits with clearing organizations	34,156	6,507	(4,316)
Securities purchased under agreements to resell	82,917	29,079	55,064
Net trading securities owned	(227,341)	(183,634)	27,039
Other receivables	(14,721)	(5,462)	(1,335)
Other assets	(25,357)	7,036	11,302
Increase (decrease) in operating liabilities:
Payables:
Customers	10,093	9,284	(12,620)
Checks and drafts	(39,476)	(9,966)	(1,333)
Brokers, dealers and clearing organizations	189,378	(39,699)	21,273
Securities sold under agreements to repurchase	(10,703)	(11,031)	(64)
Accrued compensation	4,786	110	(9,975)
Other liabilities and accrued expenses	7,485	(1,651)	43,478
Assets held for sale	75,021	(38,000)	34,885
Liabilities held for sale	(26,182)	20,367	(24,390)

Net cash provided by (used in) operating activities	(72,407)	95,197	(3,192)

Investing Activities:
Sale of PCS branch network	715,684	–	–
Purchases of fixed assets, net	(8,314)	(15,257)	(13,590)
Acquisition, net of cash acquired	—	–	(16,624)

Net cash provided by (used in) investing activities	707,370	(15,257)	(30,214)

Financing Activities:
Increase (decrease) in securities loaned	(234,676)	11,774	41,736
(Increase) decrease in securities sold under agreements to repurchase	(143,790)	(55,456)	133,621
Decrease in short-term bank financing	—	–	(159,000)
Repayment of subordinated debt	(180,000)	–	–
Repurchase of common stock	(100,000)	(42,612)	–
Issuance of common stock from treasury	1,308	–	–

Net cash provided by (used in) financing activities	(657,158)	(86,294)	16,357

Currency adjustment:
Effect of exchange rate changes on cash	1,229	(164)	–

Net decrease in cash and cash equivalents	(20,966)	(6,518)	(17,049)
Cash and cash equivalents at beginning of period	60,869	67,387	84,436

Cash and cash equivalents at end of period	$39,903	$60,869	$67,387

Supplemental disclosure of cash flow information —
Cash paid during the period for:
Interest	$41,475	$40,174	$16,647
Income taxes	$204,896	$20,131	$18,949
Noncash financing activities — Issuance of common stock for retirement plan obligations:
190,966 shares and 331,434 shares for the twelve months ended December 31, 2006 and 2005, respectively	$9,013	$13,187	$–

See Notes to Consolidated Financial Statements

36     Piper Jaffray Annual Report 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Note 1  Background

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. (“Piper Jaffray”), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe headquartered in London, England; Piper Jaffray Financial Products Inc., an entity that facilitates customer derivative transactions; Piper Jaffray Financial Products II Inc., an entity dealing primarily in variable rate municipal products; and other immaterial subsidiaries. Piper Jaffray Companies and its subsidiaries (collectively, the “Company”) operate as one reporting segment providing investment banking services and institutional sales, trading and research services. As discussed more fully in Note 4, the Company completed the sale of its Private Client Services branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG (“UBS”), on August 11, 2006, thereby exiting the Private Client Services (“PCS”) business.

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

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” (“ARB 51”), as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” (“FIN 46(R)”), VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” (“SFAS 140”), to determine whether or not such SPEs are required to be consolidated. The Company establishes SPEs to securitize fixed rate municipal bonds. The majority of these securitizations meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

Certain SPEs do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or to control remaining with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence

Piper Jaffray Annual Report 2006     37

Notes to Consolidated Financial Statements

over the entity’s operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” (“APB 18”), If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

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

Interest is accrued on securities borrowed and loaned transactions and is included in other receivables and other liabilities and accrued expenses on the consolidated statements of financial condition and the respective interest income and expense balances on the consolidated statements of operations.

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

REVENUE RECOGNITION
Investment Banking – Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses on the statement of operations.

Institutional Brokerage – Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over — the — counter (OTC) equity, fixed income and convertible debt securities, which are recorded on a trade date basis; (ii) trading gains and losses and (iii) fees received by the Company for equity research.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

38     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

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

LEASES
The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company’s lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases in other liabilities and accrued expenses on the consolidated statements of financial condition.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives in other liabilities and accrued expenses on the consolidated statements of financial condition.

GOODWILL AND INTANGIBLE ASSETS
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

Intangible assets with determinable lives consist of software technologies that are amortized on a straight-line basis over three years.

OTHER RECEIVABLES
Other receivables includes management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range up to three years.

OTHER ASSETS
Other assets includes investments in partnerships, investments to fund deferred compensation liabilities, prepaid expenses, and net deferred tax assets. In addition, other assets includes 55,440 restricted shares of NYSE Group, Inc. common stock. On March 7, 2006, upon the consummation of the merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc., NYSE Group, Inc. became the parent company of New York Stock Exchange, LLC (which is the successor to the NYSE) and Archipelago Holdings, Inc. In connection with the merger, the Company received $0.8 million in cash and 157,202 shares of NYSE Group, Inc. common stock in exchange for the two NYSE seats owned by the Company. The Company sold 101,762 shares of NYSE Group, Inc. common stock in a secondary offering during the second quarter of 2006 and the remainder of the shares are subject to restrictions on transfer.

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

Piper Jaffray Annual Report 2006     39

Notes to Consolidated Financial Statements

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

The carrying amount of subordinated debt closely approximated fair value based upon market rates of interest available to the Company at December 31, 2005.

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

STOCK-BASED COMPENSATION
Effective January 1, 2004, the Company adopted the fair value method of accounting for grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” (“SFAS 148”).

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R)requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value, net of estimated forfeitures. Because the Company historically expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on the Company’s measurement or recognition methods for stock-based compensation.

EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options.

FOREIGN CURRENCY TRANSLATION
The Company consolidates a foreign subsidiary, which has designated its local currency as its functional currency. Assets and liabilities of this foreign subsidiary are translated at year-end rates of exchange, and statement of operations accounts are translated at an average rate for the period. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” (“SFAS 52”), gains or losses resulting from translating foreign currency financial statements are reflected in other comprehensive income, a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3  Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“SFAS 155”), which amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative

40     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

Instruments and Hedging Activities,”(“SFAS 133”), and SFAS 140. The provisions of SFAS 155 provide a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS 155 also provides clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of SFAS 133. The standard also clarifies that concentration of credit risk in the form of subordination are not embedded derivatives. Lastly, the new standard amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. Management does not believe the adoption of SFAS 155 will have a material effect on the consolidated financial statements of the Company.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets,” (“SFAS 156”), which amends SFAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires servicing assets and servicing liabilities to be initially measured at fair value. The statement permits an entity to subsequently measure each class of separately recognized servicing assets and servicing liabilities by either the amortization method or the fair value method. The amortization method allows the servicing asset or liability to be amortized in proportion to and over the period of estimated net service income (loss), and assess the servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting period. Alternatively, an entity may choose the fair value method and measure the servicing asset or servicing liability at fair value at each reporting date and report changes in fair value in earnings in the period the changes occur. SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities as long as the available-for-sale securities are identified in some manner as economic hedges of servicing assets and servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 applies to all separately recognized servicing assets and servicing liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. The Company adopted the provisions of SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact to the Company’s consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48, however, management currently does not believe the adoption of FIN 48 will have a material effect on the consolidated financial statements of the Company.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the evaluation of prior year misstatements in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In the initial year of adoption, the cumulative effect of applying SAB 108, if any, will be recorded as an adjustment to the beginning balance of retained earnings. In subsequent years, previously undetected material misstatements require restatement of the financial statements. The adoption of SAB 108 did not impact the Company’s consolidated results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The

Piper Jaffray Annual Report 2006     41

Notes to Consolidated Financial Statements

Company is currently evaluating the impact of SFAS 157 on the Company’s consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. In addition, SFAS 158 requires disclosure in the notes to the financial statements of the estimated portion of net actuarial gains or losses, prior service costs or credits and transition assets or obligations in other comprehensive income that will be recognized in net periodic benefit cost over the fiscal year. These requirements are effective for fiscal years ending after December 15, 2006. SFAS 158 also requires employers to measure plan assets and benefit obligations as of the date of its year-end statement of financial position. This requirement is effective for fiscal years ending after December 15, 2008.

The Company adopted the measurement provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 did not have a material impact to the Company’s consolidated financial statements.

Note 4  Discontinued Operations

On August 11, 2006, the Company and UBS completed the sale of the Company’s PCS branch network under a previously announced asset purchase agreement. The purchase price under the asset purchase agreement was approximately $750 million, which included $500 million for the branch network and approximately $250 million for the net assets of the branch network, consisting principally of customer margin receivables.

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the results of PCS operations have been classified as discontinued operations for all periods presented and the related assets and liabilities included in the sale have been classified as held for sale. The Company recorded income from discontinued operations net of tax of $172.4 million for the twelve months ended December 31, 2006. The Company has reclassified $442.9 million in assets and $145.0 million in liabilities as held for sale as of December 31, 2005 related to the sale of the PCS branch network to UBS. Upon completion of the sale of the PCS branch network on August 11, 2006, the assets and liabilities related to the PCS branch network were transferred to UBS.

In connection with the sale of the Company’s PCS branch network, the Company initiated a plan to significantly restructure the Company’s support infrastructure. As described more fully in Note 16, the Company incurred $60.7 million in restructuring costs related to the restructuring plan for the twelve months ended December 31, 2006. All restructuring and transaction costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144. The Company expects to incur additional restructuring costs in 2007 related to transitioning off of a retail based back office system as the Company converts to a capital markets back office system. In addition, the Company may incur discontinued operations expense or income related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to occupancy and severance restructuring charges.

Note 5  Derivatives

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

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. The Company also enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its tender option bond program. As of

42     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

December 31, 2006 and 2005, the Company was counterparty to notional/contract amounts of $5.8 billion and $4.6 billion, respectively, of derivative instruments.

The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is recognized in institutional brokerage on the consolidated statements of operations. The Company does not utilize “hedge accounting” as described within SFAS No. 133. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists under a legally enforceable master netting agreement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was approximately $19.7 million and $17.0 million as of December 31, 2006 and 2005, respectively.

Note 6  Securitizations

In connection with its tender option bond program, the Company securitizes highly rated municipal bonds. At December 31, 2006 and 2005, the Company had $279.2 million and $298.5 million, respectively, of municipal bonds in securitization. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in institutional brokerage on the consolidated statements of operations. If a securitization does not meet the sale-of-asset requirements of SFAS 140, the transaction is recorded as a borrowing. The Company retains a residual interest in each structure and accounts for the residual interest as a trading security, which is recorded at fair value on the consolidated statements of financial condition. The fair value of retained interests was $8.1 million and $7.3 million at December 31, 2006 and 2005, respectively, with a weighted average life of 8.4 years and 9.3 years, respectively. The fair value of retained interests is estimated based on the present value of future cash flows using management’s best estimates of the key assumptions — expected yield, credit losses of 0 percent and a 12 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations.

At December 31, 2006, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material. The sensitivity analysis does not include the offsetting benefit of financial instruments the Company utilizes to hedge risks inherent in its retained interests and is hypothetical. Changes in fair value based on a 10 percent or 20 percent variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company might take to mitigate the impact of any adverse changes in key assumptions.

Certain cash flow activity for the municipal bond securitizations described above during 2006, 2005, and 2004 includes:

(Amounts in thousands)	2006	2005	2004

Proceeds from new securitizations	$7,578	$22,655	$98,822
Remarketing fees received	132	132	98
Cash flows received on retained interests	6,019	8,465	6,725

Three securitization transactions were designed such that they did not meet the asset sale requirements of SFAS 140; therefore, the Company has consolidated these trusts. As a result, the Company recorded an asset for the underlying bonds of $51.2 million and $45.1 million as of December 31, 2006 and 2005, respectively, in trading securities owned and a liability for the certificates sold by the trust for $50.1 million and $44.9 million, respectively, in other liabilities and

Piper Jaffray Annual Report 2006     43

Notes to Consolidated Financial Statements

accrued expenses on the consolidated statement of financial condition.

The Company enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its securitizations, which have been recorded at fair value and resulted in a liability of approximately $5.7 and $4.2 million at December 31, 2006 and 2005, respectively.

Note 7  Variable Interest Entities

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles.

The Company acts as transferor, seller, investor, or structurer in securitizations. These transactions typically involve entities that are qualifying special purpose entities as defined in SFAS 140. For further discussion on these types of transactions, see Note 6.

The Company has investments in and/or acts as the managing partner or member to approximately 19 partnerships and limited liability companies (“LLCs”). These entities were established for the purpose of investing in emerging growth companies. At December 31, 2006, the Company’s aggregate net investment in these partnerships and LLCs totaled $12.8 million. The Company’s remaining commitment to these partnerships and LLCs was $5.9 million at December 31, 2006.

The Company has identified one LLC described above as a VIE. Furthermore, it was determined that the Company is not the primary beneficiary of this VIE. However, the Company owns a significant variable interest in the VIE. The VIE had assets approximating $9.3 million at December 31, 2006. The Company’s exposure to loss from this entity is $1.1 million, which is the value of its capital contribution at December 31, 2006.

Note 8  Receivables from and Payables to Brokers,

Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

(Amounts in thousands)	2006	2005

Receivable arising from unsettled securities transactions, net	$18,233	$108,454
Deposits paid for securities borrowed	271,028	92,495
Receivable from clearing organizations	6,811	50,236
Securities failed to deliver	1,674	34,946
Other	15,128	12,925

	$312,874	$299,056

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

(Amounts in thousands)	2006	2005

Deposits received for securities loaned	$189,214	$234,676
Payable to clearing organizations	17,140	8,117
Securities failed to receive	4,531	16,609
Other	70	195

	$210,955	$259,597

The Company operates a stock loan conduit business. The business consists of a “matched book” where the Company will borrow a security from an independent party in the securities business and then loan the exact same security to a third party who needs the security. The Company earns interest income on the securities borrowed and pays interest expense on the securities loaned, earning a net spread on the transactions. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

44     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

Note 9  Receivables from and Payables to Customers

Amounts receivable from customers at December 31 included:

(Amounts in thousands)	2006	2005

Cash accounts	$27,407	$25,778
Margin accounts	24,034	28,643

Total receivables	$51,441	$54,421

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31 included:

(Amounts in thousands)	2006	2005

Cash accounts	$43,714	$60,249
Margin accounts	40,185	13,532

Total payables	$83,899	$73,781

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 10  Collateralized Securities Transactions

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

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $434.2 million and $904.3 million at December 31, 2006 and 2005, respectively, of which $314.3 million and $454.0 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company’s financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

Note 11  Goodwill and Intangible Assets

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2006:

	Continuing	Discontinued	Consolidated
(Amounts in thousands)	Operations	Operations	Company

Goodwill
Balance at December 31, 2005	$231,567	$85,600	$317,167
Goodwill acquired	–	–	–
Goodwill disposed in PCS sale	–	(85,600)	(85,600)
Impairment losses	–	–	–

Balance at December 31, 2006	$231,567	$–	$231,567

Intangible assets
Balance at December 31, 2005	$3,067	$–	$3,067
Intangible assets acquired	–	–	–
Amortization of intangible assets	(1,600)	–	(1,600)
Impairment losses	–	–	–

Balance at December 31, 2006	$1,467	$–	$1,467

Piper Jaffray Annual Report 2006     45

Notes to Consolidated Financial Statements

Note 12  Trading Securities Owned and Trading Securities Sold,
but Not Yet Purchased

At December 31, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Amounts in thousands)	2006	2005

Owned:
Corporate securities:
Equity securities	$14,163	$13,260
Convertible securities	59,118	9,221
Fixed income securities	235,120	68,017
Asset-backed securities	158,108	329,057
U.S. government securities	10,715	26,652
Municipal securities	364,160	286,531
Other	25,142	21,160

	$866,526	$753,898

Sold, but not yet purchased:
Corporate securities:
Equity securities	$31,452	$8,367
Convertible securities	2,543	2,572
Fixed income securities	16,378	31,588
Asset-backed securities	51,001	157,132
U.S. government securities	109,719	127,833
Municipal securities	5	93
Other	6,486	4,619

	$217,584	$332,204

At December 31, 2006, and December 31, 2005, trading securities owned in the amount of $89.8 million and $236.6 million, respectively, had been pledged as collateral for the Company’s secured borrowings, repurchase agreements and securities loaned activities.

Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

Note 13  Fixed Assets

The following is a summary of fixed assets as of December 31, 2006 and 2005:

(Amounts in thousands)	2006	2005

Furniture and equipment	$38,514	$48,285
Leasehold improvements	18,518	19,189
Software	15,601	47,813
Projects in process	1,259	1,305

Total	73,892	116,592
Less accumulated depreciation and amortization	48,603	74,840

	$25,289	$41,752

For the years ended December 31, 2006, 2005 and 2004, depreciation and amortization of furniture and equipment, software and leasehold improvements for continuing operations totaled $9.5 million, $11.4 million and $12.5 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.

Note 14  Financing

The Company had uncommitted credit agreements with banks totaling $675 million at December 31, 2006 and 2005, comprised of $555 million in discretionary secured lines under which no amount was outstanding at December 31, 2006 and 2005, and $120 million in discretionary unsecured lines under which no amount was outstanding at December 31, 2006 and 2005. In addition, the Company has established arrangements to obtain financing using as collateral the Company’s securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.

46     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

On August 15, 2006 the Company utilized proceeds from the sale of its PCS branch network to pay in full its $180 million subordinated loan with U.S. Bancorp.

The Company’s short-term financing bears interest at rates based on the federal funds rate. At December 31, 2006 and December 31, 2005, the weighted average interest rate on borrowings was 5.72 percent and 5.55 percent, respectively. At December 31, 2006 and December 31, 2005, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

Note 15  Contingencies, Commitments and Guarantees

In the normal course of business, the Company maintains contingency reserves and enters into various commitments and guarantees, the most significant of which are as follows:

LEGAL CONTINGENCIES
The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company’s established reserves, U.S. Bancorp has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $13.2 million of this amount remained available as of December 31, 2006.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters. In addition, we have retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. The amount of loss in excess of the $6.0 million indemnification threshold and for other PCS litigation matters deemed to be probable and reasonably estimable are included in the Company’s established reserves. Adjustment to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, the U.S. Bancorp indemnity agreement and the assumption by UBS of certain liabilities of the PCS business, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, U.S. Bancorp indemnification and/or the assumption obligation of UBS, the results of operations in that period could be materially adversely affected.

Litigation-related expenses charged to continuing operations included within other operating expenses were a positive benefit of $21.4 million, expense of $3.5 million, and expense of $3.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Litigation-related expenses in 2006 were a positive benefit of $21.4 million due to a reduction of a litigation reserve related to developments in a specific industry-wide litigation matter in which the Company, along with other leading securities firms, is a defendant.

CONTRACTUAL COMMITMENTS
The Company leases office space throughout the United States and in a limited number of foreign countries where the Company’s international operations reside. The Company’s only material lease is for its corporate headquarters located in Minneapolis,

Piper Jaffray Annual Report 2006     47

Notes to Consolidated Financial Statements

Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2006 are as follows:

(Amounts in thousands)

2007	$12,733
2008	14,567
2009	15,093
2010	14,209
2011	11,460
Thereafter	28,402

$96,464

Total minimum rentals to be received in the future under noncancelable subleases were $13.3 million at December 31, 2006.

Rental expense, including operating costs and real estate taxes, charged to continuing operations was $13.7 million, $13.5 million and $12.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

VENTURE CAPITAL COMMITMENTS
As of December 31, 2006, the Company had commitments to invest approximately $5.9 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2007 to 2011.

OTHER COMMITMENTS
The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company’s maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated financial statements for these arrangements.

REIMBURSEMENT GUARANTEE
The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company’s tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2006 and 2005 was $251.4 million and $270.6 million, respectively, representing the outstanding amount of all trust certificates at those dates. This exposure to loss is mitigated by the underlying bonds in the trusts, which are either AAA or AA rated. These bonds had a market value of approximately $263.8 million and $281.8 million at December 31, 2006 and 2005, respectively. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated financial statements.

CONCENTRATION OF CREDIT RISK
The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company’s exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2006 and 2005, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 16  Restructuring

The Company has incurred pre-tax restructuring costs of $60.7 million for the twelve months ended December 31, 2006 in connection with the sale of the Company’s PCS branch network to UBS. The expense was incurred upon implementation of a specific restructuring plan to reorganize the Company’s support infrastructure as a result of the sale.

The components of this charge are shown below:

(Amounts in thousands)

Severance and employee-related	$23,063
Lease terminations and asset write-downs	26,484
Contract termination costs	11,177

Total	$60,724

48     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

The restructuring charges include the cost of severance, benefits, outplacement costs and equity award accelerated vesting costs associated with the termination of employees. The severance amounts were determined based on a one-time severance benefit enhancement to the Company’s existing severance pay program in place at the time of termination notification and will be paid out over a benefit period of up to one year from the time of termination. Approximately 275 employees have received a severance package. In addition, the Company has incurred restructuring charges for contract termination costs related to the reduction of office space and the modification of technology contracts. Contract termination fees are determined based on the provisions of Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which among other things requires the recognition of a liability for contract termination under a cease-use date concept. The Company also incurred restructuring charges for the impairment or disposal of long-lived assets determined in accordance with SFAS 144. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144.

The Company incurred a pre-tax restructuring-related expense of $8.6 million in 2005. The expense was incurred to restructure the Company’s operations as a means to better align its cost infrastructure with its revenues. The Company determined restructuring charges and related accruals based on a specific formulated plan.

The components of this charge are shown below:

(Amounts in thousands)

Severance and employee-related	$4,886
Lease terminations and asset write-downs	3,709

Total	$8,595

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees. The severance amounts were determined based on the Company’s severance pay program in place at the time of termination. Approximately 100 employees received severance.

Lease terminations and asset write-downs represented costs associated with redundant office space and equipment disposed of as part of the restructuring plan. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2014.

The following table presents a summary of activity with respect to the restructuring-related liabilities included in other liabilities and accrued expense on the statement of financial condition.

	2005	PCS
(Amounts in thousands)	Restructure	Restructure

Balance at December 31, 2004	$–	$–
Provision charged to operating expense	8,595	—
Cash outlays	(4,432)	–
Noncash write-downs	(1,138)	–

Balance at December 31, 2005	3,025	–
Provision charged to operating expense	–	60,724
Cash outlays	(1,599)	(28,903)
Noncash write-downs	(190)	(3,238)

Balance at December 31, 2006	$1,236	$28,583

Note 17  Shareholders’ Equity

The certificate of incorporation of Piper Jaffray Companies provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

COMMON STOCK
The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Jaffray Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event that Piper Jaffray Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Jaffray Companies preferred stock, if any, then outstanding. The holders of the common stock have no preemptive or conversion rights or other subscription

Piper Jaffray Annual Report 2006     49

Notes to Consolidated Financial Statements

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

During the twelve months ended December 31, 2006, the Company reissued 190,966 common shares out of treasury in fulfillment of $9.0 million in obligations under the Piper Jaffray Companies Retirement Plan. The Company also reissued 76,858 common shares out of treasury as a result of vesting and exercise transactions under the Long-Term Incentive Plan. In the third quarter of 2006, the Company entered into an accelerated share repurchase (“ASR”) agreement with a financial institution pursuant to which the Company repurchased approximately 1.6 million shares of its common stock. Under the agreement, the Company prepaid $100 million to the financial institution, which purchased an equivalent number of shares of the Company’s common stock on an accelerated basis. The number of shares repurchased by the Company was determined based upon the weighted average price of the Company’s common stock over an agreed upon period, subject to a specified collar.

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

RIGHTS AGREEMENT
Piper Jaffray Companies has adopted a rights agreement. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer for Piper Jaffray Companies stock.

Note 18  Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. The computation of earnings per share is as follows:

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2006	2005	2004

Net income	$235,253	$40,083	$50,348
Shares for basic and diluted calculations:
Average shares used in basic computation	18,002	18,813	19,333
Stock options	89	4	–
Restricted stock	877	264	66
Average shares used in diluted computation	18,968	19,081	19,399

Earnings per share:
Basic	$13.07	$2.13	$2.60
Diluted	$12.40	$2.10	$2.60

The Company has excluded 0.6 million and 0.3 million options to purchase shares of common stock from its calculation of diluted earnings per share for the periods ended December 31, 2005 and 2004, respectively, as they represented anti-dilutive stock options. There were no anti-dilutive effects for the period ended December 31, 2006.

50     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

Note 19  Employee Benefit Plans

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan with 401(k) and profit-sharing components, a non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans. During the years ended December 31, 2006, 2005 and 2004, the Company incurred employee benefit expenses from continuing operations of $9.4 million, $10.7 million and $11.9 million, respectively.

RETIREMENT PLAN
The Piper Jaffray Companies Retirement Plan (“Retirement Plan”) has two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 4 percent of recognized compensation up to the social security taxable wage base. Although the Company’s matching contribution vests immediately, a participant must be employed on December 31 to receive that year’s matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company’s discretion.

The tax-qualified, non-contributory profit-sharing component of the Retirement Plan covers substantially all employees. Company profit-sharing contributions are discretionary, subject to some limitations to ensure they qualify as deductions for income tax purposes. Employees are fully vested after five years of service. There was no profit sharing contribution made in 2006. The Company incurred $1.6 million and $3.9 million of continuing operations expense related to profit-sharing contributions in 2005 and 2004, respectively. The profit sharing component of the retirement plan was terminated effective January 1, 2007.

PENSION AND POST-RETIREMENT MEDICAL PLANS
Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan. In 2004, the Company recorded a $1.1 million pre-tax curtailment gain as a result of freezing the plan in accordance with Statement of Financial Accounting Standard No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”).

Effective for the year ended December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The adoption of SFAS 158 had no impact on the Company’s pension benefit liabilities and an immaterial impact on the Company’s post-retirement medical benefit liabilities.

SFAS 158 required the Company to recognize the funded status of its pension and post-retirement medical plans in the consolidated statement of financial condition as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Any adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against each plan’s funded status. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income in accordance with SFAS 158.

In 2006 and 2005, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under SFAS 88, which resulted in recognition of pre-tax settlement losses of $2.1 and $1.2 million in 2006 and 2005, respectively.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees’ active service. In connection with the sale of the Company’s PCS branch network, the Company recognized a $1.9 million curtailment gain within discontinued operations related to the reduction of post-retirement health plan participants.

Piper Jaffray Annual Report 2006     51

Notes to Consolidated Financial Statements

The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2006 and 2005, is as follows:

			Post-retirement
	Pension Benefits		Medical Benefits
(Amounts in thousands)	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation, at October 1 of prior year	$27,550	$29,389	$2,012		$1,687
Service cost	–	–	295		306
Interest cost	1,383	1,643	102		99
Plan participants’ contributions	–	–	64		–
Net actuarial loss (gain)	(172)	1,577	(155)		(80)
Curtailment gain	–	–	(1,750)		–
Settlement gain	(2,170)	–	–		–
Benefits paid	(14,774)	(5,059)	(137)		–

Benefit obligation at September 30	$11,817	$27,550	$431		$2,012

Change in plan assets:
Fair value of plan assets at October 1 of prior year	$–	$–	$–		$–
Actual return on plan assets	–	–	–		–
Employer contributions	14,774	5,059	74		–
Plan participants’ contributions	–	–	63		–
Benefits paid	(14,774)	(5,059)	(137)		–

Fair value of plan assets at September 30	$–	$–	$–		$–

Funded status at September 30	$(11,817)	$(27,550)	$(431)		$(2,012)
Employer fourth quarter contributions	(226)	(529)	(27)		–
Benefits paid in fourth quarter	809	1,746	54		–

Amounts recognized in the consolidated statements of financial condition	$(11,234)	$(26,333)	$(404)		$(2,012)

Components of accumulated other comprehensive income/(loss), net of tax:
Net actuarial loss	$980	$3,941	$41	$	N/A
Prior service credits	–	–	(58)		N/A

Total at December 31	$980	$3,941	$(17)	$	N/A

The components of the net periodic benefits costs for the years ended December 31, 2006, 2005 and 2004, are as follows:

				Post-retirement
	Pension Benefits			Medical Benefits
(Amounts in thousands)	2006	2005	2004	2006	2005	2004

Service cost	$–	$–	$–	$295	$306	$185
Interest cost	1,383	1,643	1,363	102	99	66
Expected return on plan assets	–	–	–	–	–	–
Amortization of prior service credit	–	–	(158)	(58)	(64)	(48)
Amortization of net loss	376	395	145	2	13	22

Net periodic benefit cost	$1,759	$2,038	$1,350	$341	$354	$225
SFAS 88 event loss/(gain)	2,086	1,168	(1,124)	(1,947)	–	–

Total expense/(benefit) for the year	$3,845	$3,206	$226	$(1,606)	$354	$225

Amortization expense of net actuarial losses expected to be recognized during 2007 is $42,000 and $2,000 for the pension plan and post-retirement medical plan, respectively. In addition, the post-retirement medical plan expects to recognize a credit of $20,000 in 2007 for the amortization of prior service credits.

52     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

The assumptions used in the measurement of the Company’s benefit obligations are as follows:

			Post-retirement
	Pension Benefits		Benefits
	2006	2005	2006	2005

Discount rate used to determine year-end obligation	6.25%	5.85%	6.25%	5.85%
Discount rate used to determine fiscal year expense	5.87%	6.00%	5.87%	6.00%
Expected long-term rate of return on participant balances	6.50%	6.50%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

	2006	2005

Health care cost trend rate assumed for next year
(pre-medicare/post-medicare)	8%/10%	9%/11%
Rate to which the cost trend rate is assumed to decline
(the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate
(pre-medicare/post-medicare)	2012/2013	2012/2013

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company’s post-retirement benefit obligations or net periodic post-retirement benefit cost. The pension plan and post-retirement medical plan do not have assets and are not funded. Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

	Pension	Post-Retirement
(Amounts in thousands)	Benefits	Benefits

2007	$1,007	$38
2008	907	36
2009	874	38
2010	852	42
2011	834	50
2012 to 2016	4,266	450

	$8,740	$654

HEALTH AND WELFARE PLANS
Company employees who meet certain work schedule and service requirements are eligible to participate in the Company’s health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 20  Stock-Based Compensation and Cash Award Program

The Company maintains one stock-based compensation plan, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (“Long-Term Incentive Plan”). The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company’s employees and directors for up to 4.5 million shares of common stock. In 2004, 2005 and 2006, the Company granted shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and granted options to purchase Piper Jaffray Companies common stock to its non-employee directors. The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The awards granted to employees have three-year cliff vesting periods. The director awards were fully vested upon grant. The maximum term of the stock options granted to employees and directors is ten years. The plan provides for accelerated vesting of option and restricted stock awards if there is a change in control of the Company (as defined in the plan), in the event of a participant’s death, and at the discretion of the compensation committee of the Company’s board of directors.

Prior to January 1, 2006, the Company accounted for stock-based compensation under the fair value method of accounting as prescribed by SFAS 123, as amended by SFAS 148. As such, the Company recorded stock-based compensation expense in the consolidated

Piper Jaffray Annual Report 2006     53

Notes to Consolidated Financial Statements

statement of operations at fair value, net of estimated forfeitures.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on fair value, net of estimated forfeitures. Because the Company historically expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on the Company’s measurement or recognition methods for stock-based compensation.

Employee and director stock options granted prior to January 1, 2006, were expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Employee and director stock options granted after January 1, 2006, are expensed by the Company on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. At the time it adopted SFAS 123(R), the Company changed the expensing period from the vesting period to the required service period, which shortened the period over which options are expensed for employees who are retiree-eligible on the date of grant or become retiree-eligible during the vesting period. The number of employees that fell within this category at January 1, 2006 was not material. In accordance with SEC guidelines, the Company did not alter the expense recorded in connection with prior option grants for the change in the expensing period.

Employee restricted stock grants prior to January 1, 2006, are amortized on a straight-line basis over the vesting period based on the market price of Piper Jaffray Companies common stock on the date of grant. Restricted stock grants after January 1, 2006, are valued at the market price of the Company’s common stock on the date of grant and amortized on a straight-line basis over the required service period. The majority of the Company’s restricted stock grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions, as set forth in the award agreements. The Company considers the required service period to be the greater of the vesting period or the post-termination restricted period. The Company believes that the post-termination restrictions meet the SFAS 123(R) definition of a substantive service requirement.

The Company recorded compensation expense, net of estimated forfeitures, within continuing operations of $20.8 million, $13.8 million and $6.6 million for the years ended December 31, 2006, 2005 and 2004, respectively, related to employee stock option and restricted stock grants and $0.3 million in outside services expense related to director stock option grants for each of the years 2006, 2005, and 2004. The tax benefit related to the total compensation cost for stock-based compensation arrangements totaled $8.1 million, $5.4 million, and $2.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In connection with the sale of the Company’s PCS branch network, the Company undertook a plan to significantly restructure the Company’s support infrastructure. The Company accelerated the equity award vesting for employees terminated as part of this restructuring. The acceleration of equity awards was deemed to be a modification of the awards as defined by SFAS 123(R). For the year ended December 31, 2006, the Company recorded $2.7 million of expense in discontinued operations related to the modification of equity awards to accelerate service vesting. Unvested equity awards related to employees transferring to UBS as part of the PCS sale were canceled. See Notes 4 and 16 for further discussion of the Company’s discontinued operations and restructuring activities.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model using assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected life of the option. The risk-free interest rate assumption is based on the U.S. treasury bill rate with a maturity equal to the expected life of the option. The dividend yield assumption is based on the assumed dividend payout over the expected life of the option. The expected volatility assumption is based on industry comparisons. The Company has only been a publicly traded company for approximately 36 months; therefore, it does not have sufficient historical data to determine an appropriate expected volatility. The expected life assumption is based on an average of the following two factors: 1) industry comparisons; and 2) the guidance provided by the SEC in Staff Accounting Bulletin No. 107, (“SAB 107”). SAB 107 allows the use of an “acceptable” methodology under which the Company can take the midpoint of the vesting date and the full contractual term. The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock for the twelve months ended December 31:

54     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

Weighted average assumptions in
option valuation	2006		2005	2004

Risk-free interest rates	4.64	%(1)	3.77%	3.20%
Dividend yield	0.00	%(1)	0.00%	0.00%
Stock volatility factor	39.35	%(1)	38.03%	40.00%
Expected life of options (in years)	5.53	(1)	5.83	5.79
Weighted average fair value of options granted	$22.92	(1)	$16.58	$21.24

(1)	2006 weighted average assumptions exclude the assumptions utilized in equity award modifications related to the sale of the Company’s PCS branch network to aid comparability with the prior years.

The following table summarizes the Company’s stock options outstanding for the years ended December 31, 2006, 2005 and 2004:

			Weighted Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Term (Years)	Value

December 31, 2003	–	–
Granted	322,005	$47.49
Exercised	–	–
Canceled	(25,975)	47.30

December 31, 2004	296,030	$47.50	9.1	$133,214
Granted	426,352	38.78
Exercised	–	–
Canceled	(79,350)	42.91

December 31, 2005	643,032	$42.29	8.7	$–
Granted	50,560	53.16
Exercised	(31,562)	41.64
Canceled	(151,849)	42.82

December 31, 2006	510,181	$43.25	7.8	$11,172,964
Options exercisable at December 31, 2004	21,249	$50.13	9.9	$(206,753)
Options exercisable at December 31, 2005	54,041	$37.18	8.9	$174,012
Options exercisable at December 31, 2006	59,623	$44.16	7.9	$1,251,487

Additional information regarding Piper Jaffray Companies stock options outstanding as of December 31, 2006 is as follows:

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Term (Years)	Price	Shares	Price

$28.01	22,852	8.3	$28.01	22,852	$28.01
$33.40	4,001	8.6	$33.40	4,001	$33.40
$39.62	248,636	8.1	$39.62	1,793	$39.62
$47.30 - $51.05	222,920	7.3	$47.59	19,205	$49.82
$70.65	11,772	9.3	$70.65	11,772	$70.65

As of December 31, 2006, there was $2.0 million of total unrecognized compensation cost related to stock options expected to be recognized over a weighted average period of 1.28 years.

Cash received from option exercises for the year ended December 31, 2006 was $1.3 million. The tax benefit realized for the tax deduction from option exercises totaled $0.3 million for the year ended December 31, 2006.

Piper Jaffray Annual Report 2006     55

Notes to Consolidated Financial Statements

The following table summarizes the Company’s nonvested restricted stock for the years ended December 31, 2006, 2005 and 2004:

		Weighted
	Nonvested	Average
	Restricted	Grant Date
	Stock	Fair Value

December 31, 2003	–	$–
Granted	550,659	48.68
Vested	–	–
Canceled	(18,774)	48.80

December 31, 2004	531,885	$48.68
Granted	993,919	37.77
Vested	(482)	48.75
Canceled	(107,878)	44.23

December 31, 2005	1,417,444	$41.37
Granted	847,669	48.35
Vested	(68,940)	45.03
Canceled	(639,372)	44.28

December 31, 2006	1,556,801	$43.81

As of December 31, 2006, there was $29.3 million of total unrecognized compensation cost related to restricted stock expected to be recognized over a weighted average period of 1.88 years.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.1 million shares from employee equity awards vesting in 2007, related to the payment of individual income tax on restricted stock vesting. For accounting purposes, withholding shares to cover employees’ tax obligations is deemed to be a repurchase of shares by the Company.

In connection with the Company’s spin-off from U.S. Bancorp on December 31, 2003, the Company established a cash award program pursuant to which it granted cash awards to a broad-based group of employees to aid in retention of employees and to compensate employees for the value of U.S. Bancorp stock options and restricted stock lost by employees. The cash awards are being expensed over a four-year period ending December 31, 2007. Participants must be employed on the date of payment to receive payment under the award. Expense related to the cash award program is included as a separate line item on the Company’s consolidated statements of operations.

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

At December 31, 2006, net capital calculated under the SEC rule was $367.1 million, or 395.3 percent of aggregate debit balances; this amount exceeded the minimum net capital required under the SEC rule by $365.3 million.

Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the Financial Services Authority (“FSA”). As of December 31, 2006, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.

56     Piper Jaffray Annual Report 2006

Notes to Consolidated Financial Statements

Note 22  Income Taxes

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates.

The components of income tax expense from continuing operations are as follows:

YEAR ENDED DECEMBER 31,
(Amounts in thousands)	2006	2005	2004

Current:
Federal	$25,270	$10,904	$4,577
State	4,560	324	1,724
Foreign	615	116	489

	30,445	11,344	6,790

Deferred:
Federal	3,571	(2,103)	8,222
State	578	1,595	1,715
Foreign	380	27	–

	4,529	(481)	9,937

Total income tax expense	$34,974	$10,863	$16,727

A reconciliation of the statutory federal income tax rates to the Company’s effective tax rates for the fiscal years ended December 31, is as follows:

(Amounts in Thousands)	2006	2005	2004

Federal income tax at statutory rates	$34,256	$12,611	$17,164
Increase (reduction) in taxes resulting from:
State income taxes, net of federal tax benefit	3,340	1,247	2,235
Net tax-exempt interest income	(3,947)	(3,426)	(3,677)
Other, net	1,325	431	1,005

Total income tax expense	$34,974	$10,863	$16,727

Income taxes from discontinued operations were $160.7 million, $10.2 million and $12.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In accordance with Accounting Principles Bulletin 23, “Accounting for Income Taxes-Special Areas,” U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2006, undistributed earnings permanently reinvested in the Company’s foreign subsidiary were approximately $2.1 million. At current tax rates, additional federal income taxes (net of available tax credits) of $.1 million would become payable if such income were to be repatriated.

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

(Amounts in thousands)	2006	2005

Deferred tax assets:
Liabilities/accruals not currently deductible	$17,351	$19,205
Pension and retirement costs	5,201	10,962
Deferred compensation	22,574	15,108
Other	3,335	4,406

	48,461	49,681

Deferred tax liabilities:
Firm investments	1,228	440
Fixed assets	4,672	2,379
Other	498	270

	6,398	3,089

Net deferred tax asset	$42,063	$46,592

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management’s expectation of future taxable income.

Piper Jaffray Annual Report 2006     57

Piper Jaffray Companies
SUPPLEMENTAL INFORMATION

Quarterly Information (Unaudited)

2006 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	Second	Third		Fourth

Total revenues	$143,112	$114,393	$124,597		$153,135
Interest expense	8,153	9,143	8,490		6,517
Net revenues	134,959	105,250	116,107		146,618
Non-interest expenses	106,274	93,091	101,058		104,638	(2)
Income from continuing operations before income tax expense	28,685	12,159	15,049		41,980
Net income from continuing operations	18,706	7,929	9,528		26,736	(2)
Income/(loss) from discontinued operations, net of tax	5,151	(3,792)	177,085	(1)	(6,090)
Net income	$23,857	$4,137	$186,613		$20,646
Earnings per basic common share
Income from continuing operations	$1.01	$0.43	$0.53		$1.58	(2)
Income/(loss) from discontinued operations	0.28	(0.20)	9.82	(1)	(0.36)

Earnings per basic common share	$1.29	$0.22	$10.35		$1.22
Earnings per diluted common share
Income from continuing operations	$0.98	$0.40	$0.50		$1.49	(2)
Income/(loss) from discontinued operations	0.27	(0.19)	9.29	(1)	(0.34)

Earnings per diluted common share	$1.25	$0.21	$9.79		$1.15
Weighted average number of common shares
Basic	18,462	18,556	18,031		16,973
Diluted	19,146	19,669	19,071		18,004

2005 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	Second		Third	Fourth

Total revenues	$95,696	$102,141		$128,189	$127,776
Interest expense	7,359	7,909		8,064	9,162
Net revenues	88,337	94,232		120,125	118,614
Non-interest expenses	83,201	96,090	(3)	104,316	101,670
Income/(loss) from continuing operations before income tax expense/(benefit)	5,136	(1,858)		15,809	16,944
Net income/(loss) from continuing operations	3,403	(1,108	)(3)	10,938	11,935
Income from discontinued operations, net of tax	3,932	2,345		4,210	4,428
Net income	$7,335	$1,237		$15,148	$16,363
Earnings per basic common share
Income/(loss) from continuing operations	$0.18	$(0.06	)(3)	$0.58	$0.65
Income from discontinued operations	0.20	0.12		0.22	0.24

Earnings per basic common share	$0.38	$0.07		$0.80	$0.89
Earnings per diluted common share
Income/(loss) from continuing operations	$0.17	$(0.06	)(3)	$0.57	$0.63
Income from discontinued operations	0.20	0.12		0.22	0.23

Earnings per diluted common share	$0.38	$0.06		$0.79	$0.87
Weighted average number of common shares
Basic	19,378	19,028		18,841	18,365
Diluted	19,523	19,195		19,107	18,850

(1)	The third quarter of 2006 included the gain on the sale of the Company’s PCS branch network.

(2)	The fourth quarter of 2006 included an after tax reduction of litigation reserves of $13,100 or $0.73 per diluted share.

(3)	The second quarter of 2005 included a pre-tax restructuring charge of $8,595 or $0.29 per diluted share after tax.

58     Piper Jaffray Annual Report 2006

Piper Jaffray Companies

Market for Piper Jaffray Companies Common Stock and Related Shareholder Matters

STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol “PJC.” The following table contains historical quarterly price information for the years ended December 31, 2006 and 2005. On February 23, 2007, the last reported sale price of our common stock was $68.77.

2006 FISCAL YEAR	High	Low

First Quarter	$55.40	$38.74
Second Quarter	74.65	53.18
Third Quarter	66.80	46.60
Fourth Quarter	71.61	58.80

2005 FISCAL YEAR	High	Low

First Quarter	$47.18	$36.59
Second Quarter	37.67	26.40
Third Quarter	35.00	29.00
Fourth Quarter	41.12	28.56

SHAREHOLDERS
We had 20,660 shareholders of record and an estimated 98,590 beneficial owners of our common stock as of February 23, 2007.

DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors is free to change our dividend policy at any time. Restrictions on our broker dealer subsidiary’s ability to pay dividends are described in Note 21 to the consolidated financial statements.

Piper Jaffray Annual Report 2006     59

Piper Jaffray Companies

Stock Performance Graph

The following graph compares the performance of an investment in our common stock from January 2, 2004, the date our common stock began regular-way trading on the New York Stock Exchange following our spin-off from U.S. Bancorp, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on January 2, 2004, in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. Based on these assumptions, the cumulative total return for 2006 would have been $151.51 for our common stock, $135.12 for the S&P 500 Index and $147.74 for the S&P 500 Diversified Financials Index. For 2005, the cumulative total return would have been $93.95 for our common stock, $116.69 for the S&P 500 Index and $119.24 for the S&P 500 Diversified Financials Index. For 2004, the cumulative total return would have been $111.51 for our common stock, $111.23 for the S&P 500 Index and $108.59 for the S&P 500 Diversified Financials Index. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

CUMULATIVE TOTAL RETURN PIPER JAFFRAY COMMON STOCK, THE S & P 500 INDEX AND THE S & P 500 DIVERSIFIED FINANCIALS INDEX

60     Piper Jaffray Annual Report 2006