Form 10-K, Exhibit 13
period 2007-12-31
PIPER JAFFRAY COMPANIES
filed 2008-02-28
CIK 1230245

Piper Jaffray Companies

SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto.

FOR THE YEAR ENDED DECEMBER 31,
(Dollars and shares in thousands, except per share data)	2007	2006	2005	2004	2003

Revenues:
Investment banking	$302,361	$298,309	$251,750	$234,925	$197,966
Institutional brokerage	151,591	160,502	155,990	174,311	209,230
Interest	60,873	64,110	44,857	35,718	27,978
Asset management	6,173	222	227	5,093	5,844
Other income	1,613	12,094	978	6,580	4,483

Total revenues	522,611	535,237	453,802	456,627	445,501
Interest expense	23,689	32,303	32,494	22,421	16,476

Net revenues	498,922	502,934	421,308	434,206	429,025

Non-interest expenses:
Compensation and benefits	291,870	291,265	243,833	251,187	246,868
Cash award program	1,677	2,980	4,205	4,717	24,000
Restructuring-related expense	–	–	8,595	–	–
Royalty fee	–	–	–	–	3,911
Other	142,461	110,816	128,644	129,264	123,411

Total non-interest expenses	436,008	405,061	385,277	385,168	398,190

Income from continuing operations before income tax expense	62,914	97,873	36,031	49,038	30,835
Income tax expense	17,887	34,974	10,863	16,727	10,176

Net income from continuing operations	45,027	62,899	25,168	32,311	20,659

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	(2,811)	172,354	14,915	18,037	5,340

Net income	$42,216	$235,253	$40,083	$50,348	$25,999

Earnings per basic common share
Income from continuing operations	$2.73	$3.49	$1.34	$1.67	$1.07
Income/(loss) from discontinued operations	(0.17)	9.57	0.79	0.93	0.28

Earnings per basic common share	$2.56	$13.07	$2.13	$2.60	$1.35
Earnings per diluted common share
Income from continuing operations	$2.59	$3.32	$1.32	$1.67	$1.07
Income/(loss) from discontinued operations	(0.16)	9.09	0.78	0.93	0.28

Earnings per diluted common share	$2.43	$12.40	$2.10	$2.60	$1.35
Weighted average number of common shares
Basic	16,474	18,002	18,813	19,333	19,237
Diluted	17,355	18,968	19,081	19,399	19,237
Other data
Total assets	$1,723,156	$1,851,847	$2,354,191	$2,828,257	$2,380,647
Long-term debt	$–	$–	$180,000	$180,000	$180,000
Shareholders’ equity	$912,589	$924,439	$754,827	$725,428	$669,795
Total employees	1,239	1,108	2,871	3,027	2,991

Piper Jaffray Annual Report 2007     9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under “Legal Proceedings” in Part I, Item 3 of this Annual Report on Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under “External Factors Impacting Our Business” as well as the factors identified under “Risk Factors” in Part 1, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, as updated in our subsequent reports filed with the SEC. These reports are available at our web site at www.piperjaffray.com and at the SEC web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Executive Overview

Our business from continuing operations principally consists of providing investment banking, institutional brokerage, asset management and related financial services to middle-market companies, private equity groups, public entities, non-profit entities and institutional investors in the United States, Europe and Asia. We generate revenues primarily through the receipt of advisory and financing fees earned on investment banking activities, commissions and sales credits earned on equity and fixed income institutional sales and trading activities, net interest earned on securities inventories, profits and losses from trading activities related to these securities inventories and asset management fees.

The securities business is a human capital business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated and committed to providing the highest quality of service and guidance to our clients.

On September 14, 2007, we expanded our asset management business with the acquisition of Fiduciary Asset Management, LLC (“FAMCO”). FAMCO is a St. Louis-based asset management firm with approximately $9.0 billion in assets under management serving clients through separately managed accounts and closed end funds. FAMCO offers investment products that include traditional core equity, quantitative and hedged equity, master limited partnerships and fixed income. This acquisition expands our asset management capabilities and helps to diversify our revenue base. FAMCO results of operations are included in our consolidated results of operations from the date of acquisition. We purchased FAMCO for $52.2 million in cash and we may pay future cash consideration contingent on the performance of FAMCO in each of the 2008, 2009 and 2010 calendar years.

On October 2, 2007, we expanded our Asian platform with the acquisition of Goldbond Capital Holdings Limited (“Goldbond”) for $47.1 million in cash and $4.5 million in restricted stock. Goldbond is a Hong Kong-based investment bank focusing primarily on raising capital for and providing financial advisory services to companies listed or to be listed on the Hong Kong Stock Exchange. Our Asia platform now includes corporate finance, sales and trading, equity capital markets and research and is known as Piper Jaffray Asia.

We plan to continue our focus on revenue growth through expansion of our capital markets and asset management businesses. Within our capital markets business, our efforts will be focused on growing our sector expertise, product depth and geographic reach. We expect that continued growth from both our businesses will come from a combination of organic growth and acquisitions. In addition, we have begun to use our own capital to a greater extent by engaging in principal activities that leverage our expertise. These activities include, among other things, proprietary positions in equity and debt securities of public and private companies, arbitrage trading strategies, proprietary derivative trading and private equity funds. We intend to increase the amount of capital we have committed to principal activities as opportunities arise. We are

10     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

currently evaluating adding additional capital to facilitate these growth initiatives. All of these growth initiatives will require investments in personnel and other expenses, which may have a short-term negative impact on our profitability as it may take time to develop meaningful revenues from them.

Discontinued operations include the operating results of our Private Client Services (“PCS”) retail brokerage business, the gain on the sale of the PCS branch network in 2006 and related restructuring costs. We closed on the sale of our PCS branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG (“UBS”), on August 11, 2006. Our PCS retail brokerage business provided a wide range of financial products and services to individual investors through a network of approximately 90 branch offices. In 2007, discontinued operations recorded a net loss of $2.8 million, which included costs related to decommissioning a retail-oriented back-office system, PCS litigation-related expenses and additional restructuring charges. The decommissioning of our retail-oriented back-office system was completed in the third quarter and we do not anticipate incurring any additional expenses related to this system in the future. Costs associated with implementing our new back-office system to support our capital markets business are recorded in continuing operations. We may incur additional discontinued operations expenses or income in the future from changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to occupancy and severance restructuring charges if the facts supporting our estimates change. See Notes 4 and 18 to our consolidated financial statements for a further discussion of our discontinued operations and restructuring.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

For the year ended December 31, 2007, our net income, including continuing and discontinued operations, was $42.2 million, or $2.43 per diluted share, down from net income of $235.3 million, or $12.40 per diluted share, for the prior year. Net income in 2006 included $165.6 million, after tax and net of restructuring and transaction costs, related to the gain on the sale of the PCS branch network and certain related assets to UBS. In 2007, net income from continuing operations totaled $45.0 million, or $2.59 per diluted share, down from net income of $62.9 million, or $3.32 per diluted share, in 2006. Net income from continuing operations in 2006 included an after tax benefit of $13.1 million, or $0.69 per diluted share, resulting from a reduction of a litigation reserve related to developments in a specific industry-wide litigation matter. Net revenues from continuing operations for the year ended December 31, 2007 were $498.9 million, slightly less than the $502.9 million reported in the prior year.

MARKET DATA

The following table provides a summary of relevant market data over the past three years.

				2007	2006
YEAR ENDED DECEMBER 31,	2007	2006	2005	v 2006	v 2005

Dow Jones Industrials a	13,265	12,463	10,718	6.4%	16.3%
NASDAQ a	2,652	2,415	2,205	9.8	9.5
NYSE Average Daily Value Traded ($ billions)	$86.8	$68.3	$56.1	27.1	21.7
NASDAQ Average Daily Value Traded ($ billions)	$60.0	$46.5	$39.5	29.0	17.7
Mergers and Acquisitions (number of transactions) b	11,510	10,950	8,818	5.1	24.2
Public Equity Offerings (number of transactions) c e	808	794	775	1.8	2.5
Initial Public Offerings (number of transactions) c	196	180	170	8.9	5.9
Managed Municipal Underwritings (number of transactions) d	12,486	12,752	13,948	(2.1)	(8.6)
Managed Municipal Underwritings (value of transactions in billions) d	$429.0	$388.6	$408.3	10.4	(4.8)
10-Year Treasuries Average Rate	4.63%	4.79%	4.29%	(3.3)	11.7
3-Month Treasuries Average Rate	4.35%	4.73%	3.15%	(8.0)	50.2

(a)	Data provided is at period end.
(b)	Source: Securities Data Corporation.
(c)	Source: Dealogic (offerings with reported market value greater than $20 million).
(d)	Source: Thomson Financial.
(e)	Number of transactions includes convertible offerings.

Piper Jaffray Annual Report 2007     11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXTERNAL FACTORS IMPACTING OUR BUSINESS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income markets, the level and shape of various yield curves, the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, and the demand for asset management services as reflected by the amount of assets under management.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our business focuses on specific industry sectors. These sectors may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally. In either case, our business could be affected differently than overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

OUTLOOK FOR 2008

Market conditions in early 2008 are challenging, causing us to have a cautious view of at least the first half of 2008. Weak economic indicators, recession fears and continued turmoil in the credit markets have caused significant market uncertainty and increased volatility. Continued market uncertainty and increased volatility will likely have an adverse impact on our overall results of operations. For example, thus far in 2008 we have experienced significantly reduced equity and debt financing opportunities and a challenging market environment for our proprietary trading activities. Further, the municipal credit markets are under particular stress.

The majority of our fixed income business is generated by municipal debt underwriting and sales and trading. The turmoil in the credit markets during 2007 has carried over into 2008, and spread to other areas of the credit markets. Specifically, the municipal credit markets have been adversely impacted by rating agency downgrades (and the expectation of potential future downgrades) of Monoline bond insurers (“Monolines”). This has caused a significant decrease in the demand for short-term variable rate municipal products, including variable rate demand notes, auction rate securities and variable rate certificates which support our tender option bond program. Certain auction rate securities for which we act as broker-dealer have maximum interest rate caps, which are below prevailing market rates and, as a result, we have determined not to support multiple auctions as we manage our exposure to these securities and our liquidity position. The decrease in demand for variable rate certificates collateralized by municipal bonds, the monoline insurer for which has been downgraded, has resulted in us dissolving two tender option bond trusts. The credit market turmoil is negatively impacting our fixed income business and could adversely affect our overall results of operations.

12     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

FINANCIAL SUMMARY

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

						AS A PERCENTAGE OF
						NET REVENUES
						FOR THE YEAR ENDED
						DECEMBER 31,
FOR THE YEAR ENDED DECEMBER 31,				2007	2006
(Amounts in thousands)	2007	2006	2005	v 2006	v 2005	2007	2006	2005

Revenues:
Investment banking	$302,361	$298,309	$251,750	1.4%	18.5%	60.6%	59.3%	59.8%
Institutional brokerage	151,591	160,502	155,990	(5.6)	2.9	30.4	31.9	37.0
Interest	60,873	64,110	44,857	(5.0)	42.9	12.2	12.7	10.6
Asset management	6,173	222	227	N/M	(2.2)	1.2	0.1	0.1
Other income	1,613	12,094	978	(86.7)	N/M	0.3	2.4	0.2

Total revenues	522,611	535,237	453,802	(2.4)	17.9	104.7	106.4	107.7
Interest expense	23,689	32,303	32,494	(26.7)	(0.6)	4.7	6.4	7.7

Net revenues	498,922	502,934	421,308	(0.8)	19.4	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	291,870	291,265	243,833	0.2	19.5	58.5	57.9	57.9
Occupancy and equipment	32,482	30,660	30,808	5.9	(0.5)	6.5	6.1	7.3
Communications	24,772	23,189	23,987	6.8	(3.3)	5.0	4.6	5.7
Floor brokerage and clearance	14,701	13,292	14,785	10.6	(10.1)	2.9	2.6	3.5
Marketing and business development	26,619	24,664	21,537	7.9	14.5	5.4	4.9	5.1
Outside services	34,594	28,053	23,881	23.3	17.5	6.9	5.6	5.7
Cash award program	1,677	2,980	4,205	(43.7)	(29.1)	0.3	0.6	1.0
Restructuring-related expense	–	–	8,595	0.0	N/M	–	–	2.0
Other operating expenses	9,293	(9,042)	13,646	N/M	N/M	1.9	(1.8)	3.2

Total non-interest expenses	436,008	405,061	385,277	7.6	5.1	87.4	80.5	91.4

Income from continuing operations before income tax expense	62,914	97,873	36,031	(35.7)	171.6	12.6	19.5	8.6
Income tax expense	17,887	34,974	10,863	(48.9)	222.0	3.6	7.0	2.6

Net income from continuing operations	45,027	62,899	25,168	(28.4)	149.9	9.0	12.5	6.0

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	(2,811)	172,354	14,915	N/M	1,055.6	(0.5)	34.3	3.5

Net income	$42,216	$235,253	$40,083	(82.1)%	486.9%	8.5%	46.8%	9.5%

N/M — Not Meaningful

For the year ended December 31, 2007, net income, including continuing and discontinued operations, totaled $42.2 million. Net revenues from continuing operations were $498.9 million, a slight decline compared to $502.9 million in 2006. In 2007, investment banking revenues increased slightly to $302.4 million as increases in equity financing revenues more than offset the decline in debt financing and advisory services revenues. Institutional brokerage revenues declined 5.6 percent to $151.6 million in 2007, from $160.5 million in 2006. Equity sales and trading revenues were essentially flat compared to 2006. Fixed income sales and trading revenues declined, mainly driven by the turmoil in the financial markets in the last half of 2007. In 2007, net interest income increased to $37.2 million, compared with $31.8 million in 2006. The increase was primarily driven by significantly reduced borrowing needs following the sale of our PCS branch network in August 2006. In 2007, asset management fees were $6.2 million, almost all of

Piper Jaffray Annual Report 2007     13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

which were generated by FAMCO. In 2007, other income was $1.6 million, compared with $12.1 million in 2006, primarily due to a $9.9 million gain in 2006 related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of NYSE Euronext. Non-interest expenses increased to $436.0 million in 2007, from $405.1 million in 2006. This increase was primarily the result of a $21.3 million expense reduction related to litigation reserves in 2006 pertaining to developments in an industry-wide litigation matter.

For the year ended December 31, 2006, net income, including continuing and discontinued operations, totaled $235.3 million, which included a gain of $165.6 million, after-tax and net of restructuring and transaction costs, from the sale of our PCS branch network. Net revenues from continuing operations increased to $502.9 million for 2006, an increase of 19.4 percent from the prior year. In 2006, investment banking revenues increased 18.5 percent to $298.3 million, compared with revenues of $251.8 million in the prior year. This increase was primarily attributable to higher equity financing activity. Institutional brokerage revenues increased slightly to $160.5 million when compared with 2005. In 2006, net interest income increased to $31.8 million, compared with $12.4 million in 2005. The increase was driven by two primary factors. First, in the third quarter of 2006, we repaid $180 million in subordinated debt and paid down other short-term financing with proceeds from the sale of the PCS branch network, which reduced interest expense. Second, during the third and fourth quarters of 2006, we invested the excess proceeds from the sale in short-term interest bearing instruments, which generated interest income. In 2006, other income increased to $12.1 million, compared with $1.0 million in 2005, primarily due to a $9.9 million gain recorded in 2006 related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of the NYSE Euronext. We sold approximately 65 percent of our NYSE Euronext restricted shares in a secondary offering during the second quarter of 2006. Non-interest expenses increased to $405.1 million in 2006, from $385.3 million in 2005. This increase was attributable to increased variable compensation and benefits expenses due to higher profitability, offset in part by a reduction in litigation reserves related to developments in a specific industry-wide litigation matter and an $8.6 million restructuring charge taken in 2005.

CONSOLIDATED NON-INTEREST EXPENSES

Compensation and Benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, commissions, benefits, amortization of stock-based compensation, employment taxes and other employee costs. A substantial portion of compensation expense is comprised of variable incentive arrangements, including discretionary bonuses, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries, stock-based compensation amortization and benefits, are more fixed in nature. The timing of bonus payments, which generally occur in February, have a greater impact on our cash position and liquidity, than is reflected in our statements of operations.

In 2007, compensation and benefits expenses were essentially flat at $291.9 million, compared with the prior year. Compensation and benefits expenses as a percentage of net revenues were 58.5 percent for 2007, compared with 57.9 percent for 2006.

Compensation and benefits expenses increased 19.5 percent to $291.3 million in 2006, from $243.8 million in 2005. This increase was due to higher variable compensation costs resulting from increased profitability. Compensation and benefits expenses as a percentage of net revenues were flat at 57.9 percent for 2006 and 2005.

Occupancy and Equipment – Occupancy and equipment expenses were $32.5 million in 2007, compared with $30.7 million in 2006. The increase was driven by higher base rent costs during 2007 associated with new and existing locations, as well as $0.7 million of additional occupancy expense from the acquisitions of FAMCO and Goldbond in September and October 2007, respectively.

In 2006, occupancy and equipment expenses were $30.7 million, essentially flat compared with 2005. In the fourth quarter of 2006, we entered into a new lease contract related to our London office and exited our existing lease. As a result, we incurred approximately $1.2 million in the fourth quarter related to early exit penalties and leasehold write-offs. Offsetting this expense was a decline in depreciation related to prior investments in technology becoming fully depreciated in the first quarter of 2006.

Communications – Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third-party market data information. In 2007,

14     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

communication expenses were $24.8 million, an increase of 6.8 percent from 2006. The increase was primarily attributable to higher market data service expenses from obtaining expanded services and price increases.

In 2006, communication expenses were $23.2 million, down 3.3 percent from 2005. The decrease was due to costs savings associated with a change in vendors related to our equity trading system and a portion of these costs being recorded within outside services as a result of the change in vendors.

Floor Brokerage and Clearance – Floor brokerage and clearance expenses in 2007 increased 10.6 percent to $14.7 million, compared with 2006, due to higher expenses associated with accessing after-market support of deal-related stocks.

In 2006, floor brokerage and clearance expenses were $13.3 million, compared with $14.8 million in 2005, a decrease of 10.1 percent. This decrease was a result of efforts to reduce expenses associated with accessing electronic communication networks, offset in part by incremental expense related to our European trading system.

Marketing and Business Development – Marketing and business development expenses include travel and entertainment and promotional and advertising costs. In 2007, marketing and business development expenses increased 7.9 percent to $26.6 million, compared with $24.7 million in the prior year. This increase was primarily a result of higher travel costs driven by our international expansion.

In 2006, marketing and business development expenses were $24.7 million, compared with $21.5 million in 2005, an increase of 14.5 percent. This increase was attributable to higher conference expenses and increased deal-related travel and entertainment costs.

Outside Services –  Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. In 2007, outside services expenses increased to $34.6 million, compared with $28.1 million in 2006. This increase was primarily due to expenses related to a new back-office system to support our capital markets business, which was implemented in the third quarter of 2007, and higher outside legal fees. In addition, we incurred higher trading system expenses related to increased volumes in our European business and expanded services.

Outside services expenses increased to $28.1 million in 2006, compared with $23.9 million for 2005. This increase was due to our equity trading system being bundled and provided by a single vendor. Previously, these services were provided by multiple vendors and were recorded in various expense categories such as communications, floor brokerage and clearance and outside services expenses based upon the type of service being provided. In addition, we incurred increased professional fee expense related to recruitment of capital markets personnel.

Cash Award Program – In connection with our spin-off from U.S. Bancorp in 2003, we established a cash award program pursuant to which we granted cash awards to a broad-based group of our employees. The award program was designed to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of the spin-off. In 2007, cash awards expense decreased to $1.7 million, compared with $3.0 million in the prior year. The cash awards were being expensed over a four-year period that ended December 31, 2007. We will incur no further expense from the cash award program.

Restructuring-Related Expense – In the third quarter of 2005, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a pre-tax restructuring charge of $8.6 million, consisting of $4.9 million in severance benefits and $3.7 million related to the reduction of office space.

Other Operating Expenses – Other operating expenses include insurance costs, license and registration fees, expenses related to our charitable giving program, amortization of intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. In 2007, other operating expenses increased to $9.3 million, compared with a benefit of $9.0 million in 2006. In the fourth quarter of 2006, we reduced a $21.3 million litigation reserve related to developments in a specific industry-wide litigation matter, which caused the significant increase in 2007 in other operating expenses, compared with 2006. We anticipate that other expenses will increase in future periods as a result of amortization of intangible assets acquired in the FAMCO acquisition.

Other operating expenses decreased substantially to a benefit of $9.0 million in 2006, compared with expenses of $13.6 million in 2005 as a result of the change in litigation reserves discussed above.

Income Taxes – In 2007, our provision for income taxes from continuing operations was $17.9 million, an effective tax rate of 28.4 percent, compared with $35.0 million, an effective tax rate of 35.7 percent,

Piper Jaffray Annual Report 2007     15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for 2006, and compared with $10.9 million, an effective tax rate of 30.1 percent, for 2005. The decreased effective tax rate in 2007 compared with 2006 was primarily attributable to an increase in the ratio of net municipal interest income, which is non-taxable, to total taxable income.

NET REVENUES FROM CONTINUING OPERATIONS (DETAIL)

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2007	2006
(Dollars in thousands)	2007	2006	2005	v 2006	v 2005

Net revenues:
Investment banking
Financing
Equities	$141,981	$124,304	$83,220	14.2%	49.4%
Debt	80,323	82,861	75,628	(3.1)	9.6
Advisory services	89,449	97,225	96,774	(8.0)	0.5

Total investment banking	311,753	304,390	255,622	2.4	19.1

Institutional sales and trading
Equities	119,961	120,341	113,220	(0.3)	6.3
Fixed income	60,834	70,134	60,027	(13.3)	16.8

Total institutional sales and trading	180,795	190,475	173,247	(5.1)	9.9

Asset management	6,173	222	227	N/M	(2.2)

Other income/(loss)	201	7,847	(7,788)	(97.4)	N/M

Total net revenues	$498,922	$502,934	$421,308	(0.8)%	19.4%

N/M — Not meaningful

Investment banking revenues comprise all the revenues generated through financing and advisory services activities including derivative activities that relate to debt financing. To assess the profitability of investment banking, we aggregate investment banking fees with the net interest income or expense associated with these activities.

Despite challenging market conditions in the last half of 2007, investment banking revenues increased to $311.8 million, compared with $304.4 million in 2006. Increased equity financing revenues more than offset lower advisory services revenues and slightly lower debt financing revenues. In 2007, equity underwriting revenues increased 14.2 percent to $142.0 million due to an increase in the number of completed transactions. During 2007, we completed 117 equity financings, raising $17.5 billion in capital for our clients, compared with 102 equity financings, raising $13.9 billion in capital, during 2006. Debt financing revenues in 2007 decreased 3.1 percent to $80.3 million. In 2007, advisory services revenues decreased 8.0 percent to $89.4 million due to a decline in domestic mergers and acquisition revenues. Lower average revenues per transaction in the U.S. more than offset the increase in merger and acquisitions revenues contributed by our international operations. We expect continued market uncertainty to negatively impact our investment banking revenues in the near term.

Institutional sales and trading revenues comprise all the revenues generated through trading activities, which consist primarily of facilitating customer trades. To assess the profitability of institutional sales and trading activities, we aggregate institutional brokerage revenues with the net interest income or expense associated with financing, economically hedging and holding long or short inventory positions. Our results may vary from quarter to quarter as a result of changes in trading margins, trading gains and losses, net interest spreads, trading volumes and the timing of transactions based on market opportunities. Increased price transparency in the fixed income market, pressure from institutional clients in the equity market to reduce commissions and the use of alternative trading systems in the equity market have put pressure on trading margins. We expect this pressure to continue.

In 2007, institutional sales and trading revenues decreased 5.1 percent to $180.8 million, compared with $190.5 million in 2006. Equity institutional sales and trading revenues were flat at $120.0 million in 2007, compared with the prior year. Increased revenues from the acquisition of Goldbond and higher

16     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

proprietary trading gains were offset by a decline in convertible revenues. Fixed income institutional sales and trading revenues decreased 13.3 percent to $60.8 million in 2007, compared with $70.1 million in 2006 due to lower revenues in taxable products and high-yield and structured products.

In 2007, asset management fees were $6.2 million due primarily to the business of FAMCO, which we acquired in September 2007. Asset management fees also include management fees from our private equity funds.

Other income/loss includes gains and losses from our investments in private equity and venture capital funds as well as other firm investments. In addition, other income/loss included interest expense from our subordinated debt prior to its repayment in August 2006. In 2007, other income totaled $0.2 million, compared with $7.8 million in 2006. During 2006, we recorded a $9.9 million gain related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of the NYSE Euronext, Inc. We sold approximately 65 percent of our NYSE Euronext, Inc. restricted shares in a secondary offering during the second quarter of 2006.

In 2006, investment banking revenues increased 19.1 percent to $304.4 million, compared with $255.6 million in 2005. Equity underwriting revenues increased 49.4 percent to $124.3 million in 2006, due to an increase in completed transactions and an increase in the number of book-run deals which generate a larger percentage of revenue per transaction. During 2006, we completed 102 equity financings, raising $13.9 billion in capital for our clients, compared with 73 equity financings, raising $8.8 billion in capital, during 2005. Of these completed transactions, we were bookrunner on 41 of the equity financings in 2006, compared with 25 equity financings in 2005. Debt financings revenues in 2006 increased 9.6 percent to $82.9 million. The increase was driven by higher public finance revenues, as an increase in average revenue per transaction more than offset fewer completed transactions. We underwrote 452 municipal issues with a par value of $6.6 billion during 2006, compared with 473 municipal issues with a par value of $6.1 billion during 2005. Advisory services revenues remained flat in 2006, compared with 2005 as higher average revenues per transaction offset the decline in completed transactions. We completed 48 mergers and acquisitions transactions valued at $7.7 billion during 2006, compared with 47 deals valued at $9.1 billion during 2005.

In 2006, institutional sales and trading revenues increased 9.9 percent to $190.5 million, compared with $173.2 million in 2005. Fixed income institutional sales and trading revenues increased 16.8 percent to $70.1 million in 2006, compared with $60.0 million in 2005. We were able to improve year-over-year performance in fixed income institutional sales and trading through higher cash sales and trading and increased high-yield and structured product revenues, offset in part by lower interest rate product revenues. Equity institutional sales and trading revenue increased 6.3 percent in 2006, to $120.3 million due to incremental sales and trading revenue related to our European expansion and increased revenues from APT and convertibles, partially offset by decreased revenues from lower volumes and pressure by institutional clients to reduce commissions in our traditional equity sales and trading business.

In 2006, other income totaled $7.8 million, compared with a loss of $7.8 million in 2005. During 2006, we recorded a $9.9 million gain related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of NYSE Euronext, Inc. In addition, in the third quarter of 2006, we repaid $180 million in subordinated debt with proceeds from the sale of the PCS branch network, which reduced interest expense, and in the third and fourth quarters of 2006, invested the excess proceeds from the sale in short-term interest bearing instruments, which generated interest income.

DISCONTINUED OPERATIONS

Discontinued operations include the operating results of our PCS business, the gain on the sale of the PCS branch network in 2006 and related restructuring costs. The sale of the PCS branch network to UBS closed on August 11, 2006.

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

In 2007, discontinued operations recorded a net loss of $2.8 million, which included costs related to decommissioning a retail-oriented back-office system, PCS litigation-related expenses and additional restructuring charges. The decommissioning of our retail-oriented back-office system was completed in the third quarter

Piper Jaffray Annual Report 2007     17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of 2007, and we do not expect to incur any additional costs related to this system. We may incur discontinued operations expense or income in future periods related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to occupancy and severance restructuring charges if the facts that support our estimates change. See Note 4 and Note 18 to our consolidated financial statements for further discussion of our discontinued operations and restructuring activities.

Recent Accounting Pronouncements

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in our Annual Report to Shareholders, and are incorporated herein by reference.

Critical Accounting Policies

Our accounting and reporting policies comply with generally accepted accounting principles (“GAAP”) and conform to practices within the securities industry. The preparation of financial statements in compliance with GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information (e.g. third-party or independent sources), the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under GAAP.

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

18     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

		Trading
		Securities Sold,
DECEMBER 31, 2007	Trading Securities	But Not Yet
(Dollars in thousands)	Owned or Pledged	Purchased

Fair value of securities excluding derivatives, based on quoted prices and independent sources	$721,421	$157,664
Fair value of securities excluding derivatives, as determined by management	14,116	–
Fair value of derivatives as determined by management	36,419	18,527

	$771,956	$176,191

Financial instruments carried at contract amounts have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, those contracts are carried at amounts approximating fair value. Financial instruments carried at contract amounts on our consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers and short-term financing.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 is not expected to have a material affect on our results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS 157. SFAS 159 is not expected to have a material affect on our results of operations and financial condition.

GOODWILL AND INTANGIBLE ASSETS

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value as required by Statement of Financial Accounting Standards No. 141, “Business Combinations.” Determining the fair value of assets and

Piper Jaffray Annual Report 2007     19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

liabilities acquired requires certain management estimates. In 2007, we recorded $34.1 million of goodwill and $18.0 million of identifiable intangible assets related to the acquisition of FAMCO and recorded $19.2 million of goodwill related to the acquisition of Goldbond. At December 31, 2007, we had goodwill of $284.8 million. Of this goodwill balance, $220.0 million is a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp. In conjunction with the sale of our PCS branch network to UBS, we wrote-off $85.6 million of goodwill during the third quarter of 2006.

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we are required to perform impairment tests of our goodwill and indefinite-lived intangible assets annually and more frequently in certain circumstances. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our two operating segments based on the following factors: a discounted cash flow model using revenue and profit forecasts, our market capitalization, public market comparables and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. The estimated fair values of our operating segments are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value. We completed our last goodwill impairment test as of November 30, 2007, and no impairment was identified.

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

STOCK-BASED COMPENSATION

As part of our compensation to employees and directors, we use stock-based compensation, consisting of stock options and restricted stock. Prior to January 1, 2006, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” The fair value method required stock based compensation to be expensed in the consolidated statement of operations at their fair value.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R) requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value, net of estimated forfeitures. Because we had historically expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on our measurement or recognition methods for stock-based compensation.

Compensation paid to employees in the form of stock options or restricted stock is generally amortized on a straight-line basis over the required service period of the award, which is typically three years, and is included in our results of operations as compensation expense, net of estimated forfeitures. The majority of our restricted stock grants provide for continued

20     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. We consider the required service period to be the greater of the vesting period or the post-termination restricted period. We believe that our non-competition restrictions meet the SFAS 123(R) definition of a substantive service requirement.

Stock-based compensation granted to our non-employee directors is in the form of common shares of Piper Jaffray Companies stock and/or stock options. Stock-based compensation paid to directors is immediately vested (i.e., there is no continuing service requirement) and is included in our results of operations as outside services expense as of the date of grant.

In determining the estimated fair value of stock options, we use the Black-Scholes option-pricing model. This model requires management to exercise judgment with respect to certain assumptions, including the expected dividend yield, the expected volatility, and the expected life of the options. The expected dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for grants subsequent to December 31, 2006 is derived from a combination of our historical data and industry comparisons, as we have limited information on which to base our volatility estimates because we have only been a public company since the beginning of 2004. The expected volatility assumption for grants prior to December 31, 2006 were based solely on industry comparisons. The expected life of options assumption is derived from the average of the following two factors: industry comparisons and the guidance provided by the SEC in Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 allows the use of an “acceptable” methodology under which we can take the midpoint of the vesting date and the full contractual term. We believe our approach for calculating an expected life to be an appropriate method in light of the limited historical data regarding employee exercise behavior or employee post-termination behavior. Additional information regarding assumptions used in the Black-Scholes pricing model can be found in Note 22 to our consolidated financial statements.

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

Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements entered into in connection with the spin-off in December 2003, we generally are responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp generally is responsible for all liabilities relating to the businesses U.S. Bancorp retained. However, in addition to our established reserves, U.S. Bancorp agreed to indemnify us in an amount up to $17.5 million for losses that result from certain matters, primarily third-party claims relating to research analyst independence. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company. As of December 31, 2007, approximately $13.2 million of the indemnification remained available.

As part of the asset purchase agreement for the sale of our PCS branch network to UBS that closed in August 2006, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases, we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters, and as of December 31, 2007, we have exceeded this $6.0 million threshold. In addition, we have retained liabilities arising from regulatory matters and certain PCS litigation arising prior to the sale. The amount of exposure in excess of the $6.0 million indemnification threshold and for other PCS litigation matters deemed to be

Piper Jaffray Annual Report 2007     21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

probable and reasonably estimable are included in our established reserves.

Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves, the U.S. Bancorp indemnity agreement, the assumption by UBS of certain liabilities of the PCS business and our indemnification obligations to UBS, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification available to us, the results of operations in that period could be materially adversely affected.

INCOME TAXES

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in evaluating uncertain tax positions. We establish reserves for uncertain income tax positions in accordance with FIN 48 when, it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change.

Liquidity, Funding and Capital Resources

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

With the exception of our intangible assets, we have a liquid balance sheet. Most of our tangible assets consist of cash and assets readily convertible into cash. Securities inventories are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with customers and brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources. We utilize a mix of funding sources and, to the extent possible, maximize our lower-cost financing alternatives. Our assets are financed by our cash flows from operations, equity capital, proceeds from securities sold under agreements to repurchase and bank lines of credit. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

Certain market conditions can impact the liquidity of our inventory positions requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results. During the latter half of 2007, the credit markets experienced a significant contraction in available liquidity stemming from credit problems in subprime residential mortgages and structured credit vehicles. While, we do not have direct exposure to residential mortgages or structured products containing residential mortgages, the turmoil in the credit markets during 2007 has carried over into 2008 and has spread to other areas beyond residential mortgages and structured credit vehicles. Specifically, the municipal credit markets have been adversely impacted by rating agency downgrades (and the expectation of potential future downgrades) of some Monolines which have significant credit exposure to subprime mortgages. Monolines insure a significant part of the overall municipal credit market, including almost all of the short-term variable rate municipal credit market. The credit risk of some Monolines has caused a significant decrease in the demand for auction rate municipal securities, variable rate demand notes and variable rate certificates which support our tender option bond program. In an effort to increase liquidity for these securities we may (but are not required to) take inventory positions in these securities, which requires additional capital and also exposes us to potential financial losses from the reduction in value of these positions. For further discussion of our liquidity, market and credit risk related to variable rate certificates issued from unconsolidated trusts as part of our tender option bond program, refer to “Off-Balance Sheet Arrangements” below. For further discussion of our liquidity, market and credit risks related to auction rate municipal securities and variable rate demand notes, refer to “Enterprise Risk Management” below.

A significant component of our employees’ compensation is paid in an annual discretionary bonus. The

22     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

timing of these bonus payments, which generally are paid in February, has a significant impact on our cash position and liquidity when paid.

We currently do not pay cash dividends on our common stock.

In August 2006, we sold our PCS branch network to UBS for approximately $750 million. Most of these proceeds have been either redeployed to our shareholders or invested back into our business as follows: approximately $100 million was used to repay stock loan liabilities related to financing the PCS customer margin accounts receivable, $180 million was used to extinguish our subordinated debt, $180 million was used to repurchase common stock, $160 million was paid in corporate and state income taxes on the PCS sale gain, $51 million was used in September 2007 to purchase FAMCO and $47 million was used in October 2007 to purchase Goldbond.

We are currently evaluating adding additional capital to facilitate certain of our growth initiatives.

CASH FLOWS

Cash and cash equivalents increased $110.4 million to $150.3 million at December 31, 2007 from 2006. We increased our cash position at the end of 2007 to facilitate liquidity in the event of any credit tightness in the markets at or near year-end. Operating activities provided cash of $135.4 million due to cash received from earnings and a reduction in operating assets. Investing activities used $95.6 million of cash for the acquisitions of FAMCO and Goldbond during 2007 and the purchase of fixed assets. Cash of $70.8 million was provided through financing activities due to a $153.9 million increase in secured financing activities offset in part by $87.5 million utilized to repurchase common stock.

Cash and cash equivalents decreased $21.0 million to $39.9 million at December 31, 2006 from 2005. Operating activities used cash of $72.4 million, as cash paid out for operating assets and liabilities exceeded cash received from earnings. Cash of $707.4 million was provided by investing activities due to the sale of the PCS branch network to UBS. Cash of $657.2 million was used in financing activities. We used the proceeds from the sale of PCS to repay $180 million in subordinated debt and repurchase approximately 1.6 million shares of common stock through an accelerated share repurchase program in the amount of $100 million. In addition, we paid down other short-term borrowings used to finance our continuing operations.

Cash and cash equivalents decreased $6.5 million in 2005 to $60.9 million at December 31, 2005 from 2004. Operating activities provided cash of $95.2 million, as cash received from earnings and operating assets and liabilities exceeded cash utilized to increase net trading securities owned. Cash of $15.3 million was used for investing activities toward the purchase of fixed assets. Cash of $86.3 million was used in financing activities, including a $55.5 million reduction of our secured financing activities and $42.6 million utilized to repurchase common stock in conjunction with a share repurchase program of 1.3 million shares of common stock completed on October 4, 2005. The cash used in financing activities was offset by an increase in securities loaned activities of $11.8 million.

FUNDING SOURCES

We have available discretionary short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements and secured bank loans. Bank loans and repurchase agreements are typically collateralized by the firm’s securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate.

To finance customer and trade-related receivables we utilized an average of $10 million in short-term bank loans and an average of $1 million in securities lending arrangements in 2007. This compares to an average of $15 million in short-term bank loans and an average of $133 million in securities lending arrangements in 2006. The reduction in average securities lending arrangements in 2007 compared with 2006 was due to the sale of our PCS branch network in August 2006 and the corresponding reduction in our customer margin balances. Average net repurchase agreements (excluding repurchase agreements used to facilitate economic hedges) of $122 million and $80 million in 2007 and 2006, respectively, were primarily used to finance inventory. Growth in our securities inventory is generally financed through repurchase agreements. Bank financing supplements repurchase agreement financing as necessary. On December 31, 2007, we had no outstanding short-term bank financing.

On December 31, 2007, U.S. Bank, N.A. agreed to provide up to $50 million in temporary subordinated debt upon approval by the Financial Industry Regulatory Authority (“FINRA”).

On February 19, 2008, we also entered into a $600 million revolving credit facility with U.S. Bank N.A. pursuant to which we are permitted to request advances to fund certain short-term municipal securities (including

Piper Jaffray Annual Report 2007     23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

auction rate securities and variable rate demand notes). Interest is payable monthly, and the unpaid principal amount of all advances will be due August 19, 2008.

We currently do not have a credit rating, which may adversely affect our liquidity and increase our borrowing costs by limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The following table summarizes the contractual amounts at December 31, 2007 in total and by remaining maturity. Excluded from the table are a number of obligations recorded in the consolidated statements of financial condition that generally are short-term in nature, including secured financing transactions, trading liabilities, short-term borrowings and other payables and accrued liabilities.

		2009	2011	2013
		through	through	and
(Dollars in millions)	2008	2010	2012	thereafter	Total

Operating lease obligations	15.1	29.7	22.1	17.8	84.7
Purchase commitments	12.9	16.6	12.6	5.5	47.6
Fund commitments(a)	–	–	–	–	4.9
FAMCO contingent consideration(b)	–	–	–	–	–

(a)	The fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

(b)	The acquisition of FAMCO included the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The amount of the three annual payments (assuming the revenue run-rate threshold has been met) will be equal to a percentage of earnings before income taxes, depreciation and amortization for the previous year. The percentage in 2008 is 120% and 110% in 2009 and 2010. We are unable to make reasonably reliable estimates for the amount of these annual payments.

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations with variable pricing provisions are included in the table based on the minimum contractual amounts. Certain purchase obligations contain termination or renewal provisions. The table reflects the minimum contractual amounts likely to be paid under these agreements assuming the contracts are not terminated.

The amounts presented in the table above may not necessarily reflect our actual future cash funding requirements, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $10.5 million of unrecognized tax benefits have been excluded from the contractual table above. See Note 25 to the consolidated financial statements for a discussion of income taxes.

CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of FINRA, our U.S. broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of FINRA. We expect that these provisions will not impact our ability to meet current and future obligations. We also are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. At December 31, 2007, our net capital under the SEC’s Uniform Net Capital Rule was $198.7 million, and exceeded the minimum net capital required under the SEC rule by $196.7 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction

24     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of our capital would curtail many of our revenue producing activities.

Piper Jaffray Ltd., our broker dealer subsidiary registered in the United Kingdom, is subject to the capital requirements of the U.K. Financial Services Authority. Each of our Piper Jaffray Asia entities licensed by the Hong Kong Securities and Futures Commission is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance.

Off-Balance Sheet Arrangements

In the ordinary course of business we enter into various types of off-balance sheet arrangements including certain reimbursement guarantees meeting the FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), definition of a guarantee that may require future payments. The following table summarizes our off-balance-sheet arrangements at December 31, 2007 and 2006 as follows:

						Total Contractual Amount
EXPIRATION PER PERIOD AT DECEMBER 31,			2010-	2012-		December 31,
(Dollars in thousands)	2008	2009	2011	2013	Later	2007	2006

Matched-book derivative contracts(1)(2)	$30,040	$–	$173,038	$1,680	$6,763,111	$6,967,869	$5,483,766
Derivative contracts excluding matched-book derivatives(2)	40,671	–	25,000	61,810	435,225	562,706	362,938
Tender option bond securitizations	–	–	61,160	10,255	205,060	276,475	228,510
Loan commitments	–	–	–	–	–	–	–
Private equity and other principal investments	–	–	–	–	–	4,900	5,900

(1)	Consists of interest rate swaps. We have minimal market risk related to these matched-book derivative contracts, however, we do have counterparty risk with one major financial institution, which is mitigated by collateral deposits.

(2)	We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At December 31, 2007 and 2006, the fair value of these derivative contracts approximated $18.4 million and $19.7 million, respectively.

DERIVATIVES

Neither derivatives’ notional amounts nor underlying instrument values are reflected as assets or liabilities in our consolidated statements of financial condition. Rather, the market, or fair value, of the derivative transactions are reported in the consolidated statements of financial condition as assets or liabilities in trading securities owned and trading securities sold, but not yet purchased, as applicable. Derivatives are presented on a net-by-counterparty basis when a legal right of offset exists, and on a net-by-cross product basis when applicable provisions are stated in a master netting agreement.

We enter into derivative contracts in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to hedge the interest rate and market value risks associated with our security positions. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. In addition, we enter into loan swap agreements to receive the total return of certain loan assets without transferring actual ownership of the underlying loan to us. For a complete discussion of our activities related to derivative products, see Note 7, “Derivatives,” in the notes to our consolidated financial statements.

SPECIAL PURPOSE ENTITIES

We enter into arrangements with various special-purpose entities (“SPEs”). SPEs may be corporations, trusts or partnerships that are established for a limited purpose. There are two types of SPEs — qualified SPEs (“QSPEs”) and variable interest entities (“VIEs”). A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our involvement with QSPEs relates to securitization transactions related to our tender option bond program in which investment grade fixed rate municipal bonds are sold to an SPE that qualifies as a QSPE under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a Replacement of FASB Statement No. 125,” (“SFAS 140”). In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs. We recognize at fair value the retained interests we hold in the QSPEs. We derecognize financial assets

Piper Jaffray Annual Report 2007     25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

transferred to QSPEs, provided we have surrendered control over the assets. The sale of municipal bonds into a QSPE trust is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. At December 31, 2007, $266.5 million of the municipal bonds in securitization were insured against default of principal or interest by Monolines. We have contracted with a major third-party financial institution to act as the liquidity provider for our tender option bond trusts. This liquidity provider has the ability to terminate its agreement with the trust due to several factors, including a downgrade of the Monolines below investment grade. The absence of a liquidity provider would likely result in the dissolution of the trust and a potential financial loss. We have agreed to reimburse the liquidity provider for any losses associated with providing liquidity to the trusts. The current credit environment has severely affected the Monolines, resulting in some Monolines having their “AAA” credit ratings downgraded. In addition, there is decreased market demand for variable rate certificates collateralized by municipal bonds whose monoline financial guarantor has been downgraded. The municipalities whose bonds we have securitized all have investment grade credit ratings and over 90 percent are currently rated “A” or higher. Despite the credit quality of the bonds in our trusts and the historically low default rate on municipal bonds, we have experienced reduced demand for the variable rate certificates issued from trusts with municipal bonds backed by Monolines with downgraded credit ratings. We incurred $3.1 million of losses related to the dissolution of two tender option bond trusts collateralized by bonds issued by triple-B rated municipalities in early 2008, related to the monoline insurer issues described above, and we may incur additional losses, which could adversely impact our results of operations. The following table presents a summary of our off-balance sheet trusts by monoline insurer at December 31, 2007:

						Outstanding
	Municipality	Par Value of		Market Value		Variable Rate
Monoline Bond Insurer	Credit Rating	Bonds		of Bonds		Certificates

Ambac	A3 to Aa1	$85,395		$76,648		$73,140
FGIC	A to Aa1	40,235		32,195		30,350
FGIC(1)	Baa2 to Baa1	29,000	(1)	28,990	(1)	29,105	(1)
FSA	A2 to Aaa	58,065		61,269		59,075
PSF	A2 to Aa2	41,930		39,170		37,255
MBIA	Aa3	11,850		12,331		11,934
No insurance	Aa1	10,000		10,548		9,945

		$276,475		$261,151		$250,804

(1)	Subsequent to December 31, 2007, two trusts with par value of municipal bonds totaling $29.0 million insured by FGIC were dissolved for a loss of $ 3.1 million.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not limited sufficiently or control remains with one of the owners. These SPEs are referred to as VIEs. Under FIN 46(R), we consolidate a VIE if we are the primary beneficiary of the entity. The primary beneficiary is the party that either (i) absorbs a majority of the VIEs expected losses; (ii) receives a majority of the VIEs expected residual returns; or (iii) both. Three tender option bond securitizations were designed such that control remained with one of the owners and we are the primary beneficiary of the VIE. Accordingly, we have recorded an asset for the underlying bonds of $49.5 million and a liability for the certificates sold by the trusts for $48.7 million as of December 31, 2007. See Note 8, “Securitizations,” in the notes to our consolidated financial statements for a complete discussion of our securitization activities.

In addition, we have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in private or public equity securities and various partnership entities. We commit capital or act as the managing partner or member of these entities. Some of these entities are deemed to be VIEs. For a complete discussion of our activities related to these types of partnerships, see Note 9, “Variable Interest Entities,” to our consolidated financial statements included in our Annual Report to Shareholders on Form 10-K for the year ended December 31, 2007.

LOAN COMMITMENTS

We may commit to short-term “bridge-loan” financing for our clients or make commitments to underwrite corporate debt. We had no loan commitments outstanding at December 31, 2007.

26     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

PRIVATE EQUITY AND OTHER PRINCIPAL INVESTMENTS

We have committed capital to certain non-consolidated private-equity funds. These commitments have no specified call dates.

OTHER OFF-BALANCE SHEET EXPOSURE

Our other types of off-balance-sheet arrangements include contractual commitments and guarantees. For a discussion of our activities related to these off-balance sheet arrangements, see Note 17, “Contingencies, Commitments and Guarantees,” to our consolidated financial statements.

Enterprise Risk Management

Risk is an inherent part of our business. In the course of conducting business operations, we are exposed to a variety of risks. Market risk, liquidity risk, credit risk, operational risk, legal, regulatory and compliance risk, and reputational risk are the principal risks we face in operating our business. We seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis. The broader goals of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to assist in implementing effective hedging strategies, to articulate large trading or position risks to senior management, and to ensure accurate mark-to-market pricing.

In addition to supporting daily risk management processes on the trading desks, our risk management functions support our Market and Credit Risk Committee. This committee oversees risk management practices, including defining acceptable risk tolerances and approving risk management policies.

MARKET RISK

Market risk represents the risk of financial volatility that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients, to our market-making activities and our proprietary activities. Market risks inherent to both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

Our different types of market risk include:

Interest Rate Risk – Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of prepayments. Interest rate risk is managed through the use of appropriate hedging in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory, to hedge residual cash flows from our tender option bond program, and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

Equity Price Risk – Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in the U.S., Hong Kong and European markets on both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the notional level of our inventory and by managing net position levels with those limits.

Currency Risk – Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. A portion of our business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses. A change in the foreign currency rates could create either a foreign currency transaction gain/loss (recorded in our consolidated statements of operations) or a foreign currency translation adjustment to the stockholders’ equity section of our consolidated statements of financial condition.

Piper Jaffray Annual Report 2007     27

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

We report an empirical VaR based on net realized trading revenue volatility. Empirical VaR presents an inclusive measure of our historical risk exposure, as it incorporates virtually all trading activities and types of risk including market, credit, liquidity and operational risk. The table below presents VaR using the past 250 days of net trading revenue. Consistent with industry practice, when calculating VaR we use a 95 percent confidence level and a one-day time horizon for calculating both empirical and simulated VaR. This means that, over time, there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR.

The following table quantifies the empirical VaR for each component of market risk for the periods presented:

AT DECEMBER 31,
(Dollars in thousands)	2007	2006

Interest Rate Risk	$748	$281
Equity Price Risk	381	261

Aggregate Undiversified Risk	1,129	542
Diversification Benefit	(180)	(112)

Aggregate Diversified Value-at-Risk	$949	$430

The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended 2007 and 2006, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in thousands)	High	Low	Average

Interest Rate Risk	$748	$354	$509
Equity Price Risk	381	257	316
Aggregate Undiversified Risk	1,129	623	825
Aggregate Diversified Value-at-Risk	949	510	686

FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)	High	Low	Average

Interest Rate Risk	$355	$262	$308
Equity Price Risk	346	254	290
Aggregate Undiversified Risk	679	521	598
Aggregate Diversified Value-at-Risk	541	404	474

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

28     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table quantifies the model-based VaR simulated for each component of market risk for the periods presented:

AT DECEMBER 31,
(Dollars in thousands)	2007	2006

Interest Rate Risk	$812	$574
Equity Price Risk	258	177

Aggregate Undiversified Risk	1,070	751
Diversification Benefit	(218)	(150)

Aggregate Diversified Value-at-Risk	$852	$601

Supplementary measures employed by Piper Jaffray to monitor and manage market risk exposure include the following: net market position, duration exposure, option sensitivities, and inventory turnover. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals.

In early 2008 our aggregate VaR remained relatively consistent with levels reported as of December 31, 2007, however, we anticipate our aggregate VaR may increase in future periods as we commit more of our own capital to proprietary investments.

LIQUIDITY RISK

Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for substantially longer than we had planned.

We are also exposed to liquidity risk in our day-to-day funding activities. In addition to the benefit of having a strong capital structure, we manage this risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department can switch between repurchase agreements, and secured and unsecured bank borrowings on any given day depending on the pricing and availability of funding from any one of these sources.

In addition to managing our capital and funding, the treasury department oversees the management of net interest income risk and the overall use of our capital, funding, and balance sheet.

As discussed within “Liquidity, Funding and Capital Resources” above, the current turmoil in the credit markets surrounding Monolines has reduced traditional sources of liquidity for variable rate demand notes, auction rate municipal securities and variable rate municipal trust certificates, which support our tender option bond program.

We currently act as the remarketing agent for approximately $6.4 billion of variable rate demand notes, of which $1.3 billion is guaranteed by Monolines. Demand by investors for demand notes backed by Monolines with credit difficulties has declined and our ability to remarket these demand notes at favorable funding rates for our issuer clients has been diminished. In early 2008, we have periodically needed to increase the variable rates in excess of prevailing rates to successfully remarket these demand notes. In an effort to increase liquidity for these securities, we maintained $179.7 million of inventory positions as of February 15, 2008, in these securities.

We currently act as the broker-dealer for approximately $2.3 billion of auction rate municipal securities, which is all guaranteed by Monolines. Demand by investors for auction rate securities backed by Monolines with credit difficulties has declined significantly. With regard to these securities, we have increased our inventory positions in an effort to facilitate liquidity, exposing ourselves to greater concentration of risk and potential financial losses from the reduction in value of those positions. As of February 15, 2008, we maintained $359.9 million of these securities in inventory. In an effort to manage our exposure to these securities, however, we have determined not to support multiple auctions of these securities in early 2008 due to our inventory limitations and our liquidity position. This is particularly true in the case of auction rate securities having maximum interest rate caps below prevailing market rates.

As of December 31, 2007, our tender option bond program had securitized $325.6 million of municipal bonds in 24 trusts. Each municipal bond is sold into a trust that is funded by the sale of variable rate municipal trust certificates to institutional customers seeking variable rate tax-free investment products. Decreased demand for trust certificates may result in dissolution

Piper Jaffray Annual Report 2007     29

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of certain trusts as the municipal bonds held in trust are sold to provide liquidity to holders of the variable rate municipal trust certificates. The dissolution of a trust and sale of the municipal bonds, potentially at a financial loss, could adversely impact our results of operations. See “Off-Balance Sheet Arrangements — Special Purpose Entities” above, for further discussion of our tender option bond program.

We believe that disruption in the municipal debt markets may continue for several months or quarters and may have an adverse impact on our results of operations.

CREDIT RISK

Credit risk in our Capital Markets business arises from potential non-performance by counterparties, customers, borrowers or issuers of securities we hold in our trading inventory. We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a delivery versus payment, cash or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

Credit exposure associated with our customer margin accounts in the U.S. and Hong Kong are monitored daily and are collateralized. Our risk management functions have created credit risk policies establishing appropriate credit limits for our customers utilizing margin lending.

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

REPUTATION AND OTHER RISK

We recognize that maintaining our reputation among clients, investors, regulators and the general public is critical. Maintaining our reputation depends on a large

30     Piper Jaffray Annual Report 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

number of factors, including the conduct of our business activities and the types of clients and counterparties with whom we conduct business. We seek to maintain our reputation by conducting our business activities in accordance with high ethical standards and performing appropriate reviews of clients and counterparties.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. These forward-looking statements cover, among other things, statements made about general economic and market conditions, our current deal pipelines, the environment and prospects for capital markets transactions and activity, management expectations, anticipated financial results, the expected benefits of acquisitions, the amount and timing of restructuring expenses associated with transaction activity, or other similar matters. These statements involve inherent risks and uncertainties, both known and unknown, and important factors could cause actual results to differ materially from those anticipated or discussed in the forward-looking statements including (1) market and economic conditions or developments may be unfavorable, including in specific sectors in which we operate, and these conditions or developments (including market fluctuations or volatility) may adversely affect the environment for capital markets transactions and activity and our business and profitability, (2) the volume of anticipated investment banking transactions as reflected in our deal pipelines (and the net revenues we earn from such transactions) may differ from expected results if any transactions are delayed or not completed at all or if the terms of any transactions are modified, (3) acquisitions may not yield the benefits we anticipate or yield them within expected timeframes, (4) we may not be able to compete successfully with other companies in the financial services industry, (5) restructuring costs associated with transaction activity are difficult to predict accurately and may be higher than we anticipate due to unforeseen expenses or other difficulties, and (6) the other factors described under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, as well as those factors discussed under “External Factors Impacting Our Business” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2007, and updated in our subsequent reports filed with the SEC (available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov). Forward-looking statements speak only as of the date they are made, and readers are cautioned not to place undue reliance on them. We undertake no obligation to update them in light of new information or future events.

Piper Jaffray Annual Report 2007     31

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Piper Jaffray Companies

32     Piper Jaffray Annual Report 2007

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2007.

As permitted by the Securities and Exchange Commission, management elected to exclude from its assessment, Fiduciary Asset Management, LLC, which was acquired by us on September 14, 2007 and Goldbond Capital Holdings Limited, and the subsidiaries of Goldbond Capital Holdings Limited, which were acquired by us on October 2, 2007. The combined assets recorded for these businesses represented less than ten percent of our total consolidated assets and contributed less than five percent of total consolidated revenues for fiscal year 2007.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Jaffray Companies included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2007. Their report, which expresses an unqualified opinion on the effectiveness of Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2007, is included herein.

Piper Jaffray Annual Report 2007     33

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited Piper Jaffray Companies’ (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fiduciary Asset Management, LLC (“FAMCO”) and Goldbond Capital Holdings Limited, and the subsidiaries of Goldbond Capital Holdings Limited, (collectively, “Goldbond”), which are included in the 2007 consolidated financial statements of Piper Jaffray Companies and constituted less than ten percent of total consolidated assets as of December 31, 2007, and less than five percent of total consolidated revenues for the year then ended. Our audit of internal control over financial reporting of Piper Jaffray Companies also did not include an evaluation of the internal control over financial reporting of FAMCO or Goldbond.

In our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Piper Jaffray Companies and our report dated February 26, 2008, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 26, 2008

34     Piper Jaffray Annual Report 2007

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated February 26, 2008, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 26, 2008

Piper Jaffray Annual Report 2007     35

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,
(Amounts in thousands, except share data)	2007	2006

Assets
Cash and cash equivalents	$150,348	$39,903
Cash and cash equivalents segregated for regulatory purposes	—	25,000
Receivables:
Customers	124,329	51,441
Brokers, dealers and clearing organizations	87,668	312,874
Deposits with clearing organizations	51,242	30,223
Securities purchased under agreements to resell	52,931	139,927

Trading securities owned	529,742	776,684
Trading securities owned and pledged as collateral	242,214	89,842

Total trading securities owned	771,956	866,526

Fixed assets (net of accumulated depreciation and amortization of $55,508 and $48,603, respectively)	27,208	25,289
Goodwill	284,804	231,567
Intangible assets (net of accumulated amortization of $5,609 and $3,333, respectively)	17,144	1,467
Other receivables	47,719	39,347
Other assets	107,807	88,283

Total assets	$1,723,156	$1,851,847

Liabilities and Shareholders’ Equity
Payables:
Customers	$91,272	$83,899
Checks and drafts	7,444	13,828
Brokers, dealers and clearing organizations	23,675	210,955
Securities sold under agreements to repurchase	247,202	91,293
Trading securities sold, but not yet purchased	176,191	217,584
Accrued compensation	132,908	164,346
Other liabilities and accrued expenses	131,875	145,503

Total liabilities	810,567	927,408

Shareholders’ equity:
Common stock, $0.01 par value:
Shares authorized: 100,000,000 at December 31, 2007 and December 31, 2006; Shares issued: 19,494,488 at December 31, 2007 and 19,487,319 at December 31, 2006; Shares outstanding: 15,662,835 at December 31, 2007 and 16,984,474 at December 31, 2006	195	195
Additional paid-in capital	737,735	723,928
Retained earnings	367,900	325,684
Less common stock held in treasury, at cost: 3,831,653 shares at December 31, 2007 and 2,502,845 shares at December 31, 2006	(194,461)	(126,026)
Other comprehensive income	1,220	658

Total shareholders’ equity	912,589	924,439

Total liabilities and shareholders’ equity	$1,723,156	$1,851,847

See Notes to Consolidated Financial Statements

36     Piper Jaffray Annual Report 2007

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2007	2006	2005

Revenues:
Investment banking	$302,361	$298,309	$251,750
Institutional brokerage	151,591	160,502	155,990
Interest	60,873	64,110	44,857
Asset management	6,173	222	227
Other income	1,613	12,094	978

Total revenues	522,611	535,237	453,802
Interest expense	23,689	32,303	32,494

Net revenues	498,922	502,934	421,308

Non-interest expenses:
Compensation and benefits	291,870	291,265	243,833
Occupancy and equipment	32,482	30,660	30,808
Communications	24,772	23,189	23,987
Floor brokerage and clearance	14,701	13,292	14,785
Marketing and business development	26,619	24,664	21,537
Outside services	34,594	28,053	23,881
Cash award program	1,677	2,980	4,205
Restructuring-related expense	–	–	8,595
Other operating expenses	9,293	(9,042)	13,646

Total non-interest expenses	436,008	405,061	385,277

Income from continuing operations before income tax expense	62,914	97,873	36,031
Income tax expense	17,887	34,974	10,863

Net income from continuing operations	45,027	62,899	25,168

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	(2,811)	172,354	14,915

Net income	$42,216	$235,253	$40,083

Earnings per basic common share
Income from continuing operations	$2.73	$3.49	$1.34
Income/(loss) from discontinued operations	(0.17)	9.57	0.79

Earnings per basic common share	$2.56	$13.07	$2.13
Earnings per diluted common share
Income from continuing operations	$2.59	$3.32	$1.32
Income/(loss) from discontinued operations	(0.16)	9.09	0.78

Earnings per diluted common share	$2.43	$12.40	$2.10
Weighted average number of common shares outstanding
Basic	16,474	18,002	18,813
Diluted	17,355	18,968	19,081

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2007     37

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common		Additional			Other	Total
	Shares	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
(Amounts in thousands, except share amounts)	Outstanding	Stock	Capital	Earnings	Stock	Income/(Loss)	Equity

Balance at December 31, 2004	19,333,261	$193	$678,755	$50,348	$–	$(3,868)	$725,428
Net income	–	–	–	40,083	–	–	40,083
Amortization of restricted stock	–	–	15,914	–	–	–	15,914
Amortization of stock options	–	–	3,341	–	–	–	3,341
Minimum pension liability adjustment	–	–	–	–	–	(73)	(73)
Foreign currency translation adjustment	–	–	–	–	–	(441)	(441)
Issuance of common stock	154,058	2	6,010	–	–	–	6,012
Repurchase of common stock	(1,300,000)	–	–	–	(42,612)	–	(42,612)
Reissuance of treasury shares	177,858	–	(15)	–	7,190	–	7,175

Balance at December 31, 2005	18,365,177	$195	$704,005	$90,431	$(35,422)	$(4,382)	$754,827
Net income	–	–	–	235,253	–	–	235,253
Amortization of restricted stock	–	–	17,893	–	–	–	17,893
Amortization of stock options	–	–	2,436	–	–	–	2,436
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	2,988	2,988
Foreign currency translation adjustment	–	–	–	–	–	2,052	2,052
Repurchase of common stock	(1,648,527)	–	–	–	(100,000)	–	(100,000)
Reissuance of treasury shares	267,824	–	(406)	–	9,396	–	8,990

Balance at December 31, 2006	16,984,474	$195	$723,928	$325,684	$(126,026)	$658	$924,439
Net income	–	–	–	42,216	–	–	42,216
Amortization of restricted stock	–	–	25,621	–	–	–	25,621
Amortization of stock options	–	–	1,777	–	–	–	1,777
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	(206)	(206)
Foreign currency translation adjustment	–	–	–	–	–	768	768
Repurchase of common stock	(1,590,477)	–	–	–	(79,971)	–	(79,971)
Reissuance of treasury shares	261,669	–	(14,056)	–	11,536	–	(2,520)
Shares reserved to meet deferred compensation obligations	7,169	–	465	–	–	–	465

Balance at December 31, 2007	15,662,835	$195	$737,735	$367,900	$(194,461)	$1,220	$912,589

See Notes to Consolidated Financial Statements

38     Piper Jaffray Annual Report 2007

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2007	2006	2005

Operating Activities:
Net income	$42,216	$235,253	$40,083
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9,085	12,644	18,135
Gain on sale of PCS branch network	–	(381,030)	–
Deferred income taxes	687	4,529	(475)
Loss on disposal of fixed assets	292	12,392	320
Stock-based compensation	27,863	20,329	19,255
Amortization of intangible assets	2,276	1,600	1,600
Decrease (increase) in operating assets:
Cash and cash equivalents segregated for regulatory purposes	25,000	(25,000)	–
Receivables:
Customers	(42,747)	499	(4,285)
Brokers, dealers and clearing organizations	225,311	(13,679)	237,624
Deposits with clearing organizations	(20,920)	34,156	6,507
Securities purchased under agreements to resell	86,996	82,917	29,079
Net trading securities owned	53,403	(227,341)	(183,634)
Other receivables	4,939	(14,721)	(5,462)
Other assets	(15,100)	(25,357)	7,036
Increase (decrease) in operating liabilities:
Payables:
Customers	(17,746)	10,093	9,284
Checks and drafts	(6,405)	(39,476)	(9,966)
Brokers, dealers and clearing organizations	(187,745)	189,378	(39,699)
Securities sold under agreements to repurchase	1,983	(10,703)	(11,031)
Accrued compensation	(33,616)	4,786	110
Other liabilities and accrued expenses	(20,395)	7,485	(1,651)
Assets held for sale	–	75,021	(38,000)
Liabilities held for sale	–	(26,182)	20,367

Net cash provided by (used in) operating activities	135,377	(72,407)	95,197

Investing Activities:
Sale of PCS branch network	–	715,684	–
Business acquisitions, net of cash acquired	(85,889)	–	–
Purchases of fixed assets, net	(9,669)	(8,314)	(15,257)

Net cash provided by (used in) investing activities	(95,558)	707,370	(15,257)

Financing Activities:
Increase (decrease) in securities loaned	–	(234,676)	11,774
Increase (decrease) in securities sold under agreements to repurchase	153,926	(143,790)	(55,456)
Repayment of subordinated debt	–	(180,000)	–
Repurchase of common stock	(87,542)	(100,000)	(42,612)
Excess tax benefits from stock-based compensation	2,070	–	–
Proceeds from stock option transactions	2,383	1,308	–

Net cash provided by (used in) financing activities	70,837	(657,158)	(86,294)

Currency adjustment:
Effect of exchange rate changes on cash	(211)	1,229	(164)

Net increase (decrease) in cash and cash equivalents	110,445	(20,966)	(6,518)
Cash and cash equivalents at beginning of period	39,903	60,869	67,387

Cash and cash equivalents at end of period	$150,348	$39,903	$60,869

Supplemental disclosure of cash flow information — Cash paid during the period for:
Interest	$22,813	$41,475	$40,174
Income taxes	$553	$204,896	$20,131
Non-cash financing activities — Issuance of common stock for retirement plan obligations:
15,788 shares, 190,966 shares and 331,434 shares for the years ended December 31, 2007, 2006 and 2005, respectively	$1,063	$9,013	$13,187

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2007     39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Note 1  Background

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. (“Piper Jaffray”), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe headquartered in London, England; Piper Jaffray Financial Products Inc., an entity that facilitates customer derivative transactions; Piper Jaffray Financial Products II Inc., an entity dealing primarily in variable rate municipal products; Fiduciary Asset Management, LLC (“FAMCO”), an entity providing asset management services to clients through separately managed accounts and closed end funds offering an array of investment products; Piper Jaffray Asia Holdings Limited, an entity providing investment banking services in China headquartered in Hong Kong; and other immaterial subsidiaries. Piper Jaffray Companies and its subsidiaries (collectively, the “Company”) operate as one reporting segment providing investment banking services, institutional sales, trading and research services, and asset management services. As discussed more fully in Note 4, the Company completed the sale of its Private Client Services branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG (“UBS”), on August 11, 2006, thereby exiting the Private Client Services (“PCS”) business.

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

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or control remains with one of the owners. These SPEs are

40     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

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

Interest is accrued on securities borrowed and loaned transactions and is included in (i) other receivables and other liabilities and accrued expenses on the consolidated statements of financial condition and (ii) the respective interest income and expense balances on the consolidated statements of operations.

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

Piper Jaffray Annual Report 2007     41

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

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase and receivables from and payables to customers.

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

GOODWILL AND INTANGIBLE ASSETS
Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, the Company’s market capitalization and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements, certain trade names and trademarks, and software technologies that are amortized over their estimated useful lives ranging from three to ten years.

OTHER RECEIVABLES
Other receivables includes management fees receivable, bridge loan financing receivables, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range up to three years.

OTHER ASSETS
Other assets includes investments in partnerships, investments to fund deferred compensation liabilities, prepaid expenses, and net deferred tax assets. In addition, other assets includes 55,440 restricted shares of NYSE Euronext, Inc. common stock. On March 7, 2006, upon the consummation of the merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc., NYSE Euronext, Inc. became the parent company of New York Stock Exchange, LLC (which is the successor to the NYSE) and Archipelago Holdings, Inc. In connection with the merger, the Company received $0.8 million in cash and 157,202 shares of NYSE Euronext, Inc. common stock in exchange for the two NYSE seats owned by the Company. The Company sold 101,762 shares of NYSE Euronext, Inc. common stock

42     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

in a secondary offering during the second quarter of 2006 and the remainder of the shares are subject to restrictions on transfer until March 2009.

REVENUE RECOGNITION
Investment Banking — Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses on the statement of operations.

Institutional Brokerage — Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over — the — counter (OTC) equity, fixed income and convertible debt securities, which are recorded on a trade date basis, (ii) trading gains and losses and (iii) fees received by the Company for equity research.

Asset Management — asset management fees, which are derived from providing investment advisory services, are recognized in the period in which services are provided. Fees are defined in client contracts as either fixed or based on a percentage of portfolio assets under management.

STOCK-BASED COMPENSATION
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R) requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value, net of estimated forfeitures. Because the Company historically expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on the Company’s measurement or recognition methods for stock-based compensation.

INCOME TAXES
Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”).

EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options.

FOREIGN CURRENCY TRANSLATION
The Company consolidates foreign subsidiaries, which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange, and statement of operations accounts are translated at an average rate for the period. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” (“SFAS 52”), gains or losses resulting from translating foreign currency financial statements are reflected in other comprehensive income, a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3  Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). The provisions of SFAS 155 provide a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS 155 also provides clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of SFAS 133. The standard also clarifies that concentration of credit risk in the form of subordination is not an embedded derivative. Lastly, the new standard amends

Piper Jaffray Annual Report 2007     43

Notes to Consolidated Financial Statements

SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 was effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of SFAS 155 did not have a material effect on the consolidated financial statements of the Company.

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the consolidated financial statements of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 is not expected to have a material affect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS 157. SFAS 159 is not expected to have a material affect on our consolidated financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 is not expected to have a material affect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are evaluating the impact of SFAS 160 on our consolidated financial statements.

44     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

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

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the results of PCS operations have been classified as discontinued operations for all periods presented. The Company recorded a loss from discontinued operations, net of tax, of $2.8 million for the year ended December 31, 2007, related to the cost of decommissioning a PCS-oriented back office system, litigation-related expenses and restructuring charges. The Company may incur discontinued operations expense or income related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to PCS related unrecognized tax benefits, and occupancy and severance restructuring charges if the facts that support the Company’s estimates change.

In connection with the sale of the Company’s PCS branch network, the Company initiated a plan in 2006 to significantly restructure the Company’s support infrastructure. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144. See Note 18 for additional information regarding the Company’s restructuring activities.

Note 5  Acquisition of Fiduciary Asset Management, LLC

On September 14, 2007, the Company acquired FAMCO, a St. Louis-based asset management firm, which expands the Company’s asset management capabilities. The Company recorded $34.1 million in goodwill, $18.0 million in identifiable intangible assets and $1.7 million in net assets in connection with this acquisition in 2007. The acquisition of FAMCO includes the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The amount of the three annual payments (assuming the revenue run-rate threshold has been met) will be equal to a percentage of earnings before income taxes, depreciation and amortization for the previous year. The percentage in 2008 is 120% and 110% in 2009 and 2010.

Note 6  Acquisition of Goldbond Capital Holdings Limited

On October 2, 2007, the Company acquired Goldbond Capital Holdings Limited (“Goldbond”), a Hong Kong-based investment bank which provides the Company with capital markets capabilities in Hong Kong. As consideration for the transaction, the Company paid $47.1 million in cash and $4.5 million in the form of restricted stock of the Company. The restricted stock is tied to the employment of a key employee and will be amortized to compensation and benefits expense over the period of restriction. The Company recorded $19.2 million in goodwill and $28.9 million in net assets in connection with this acquisition. Following the transaction, the Company renamed Goldbond as Piper Jaffray Asia Holdings Limited (“Piper Jaffray Asia”).

Note 7  Derivatives

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

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. Interest rate swaps are also used to manage interest rate exposure associated with holding residual interest securities from the Company’s tender option bond program. In addition, the Company enters into total return loan swap agreements to receive the total return on $36.5 million in certain corporate loan assets without transferring actual ownership of the

Piper Jaffray Annual Report 2007     45

Notes to Consolidated Financial Statements

underlying loan to the Company. As of December 31, 2007 and 2006, the Company was counterparty to notional/contract amounts of $7.5 billion and $5.8 billion, respectively, of derivative instruments.

The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is recognized in institutional brokerage on the consolidated statements of operations. The Company does not utilize “hedge accounting” as described within SFAS No. 133. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists and, on a net-by-cross product basis when applicable provisions are stated in a master netting agreement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was approximately $18.4 million and $19.7 million as of December 31, 2007 and 2006, respectively.

Note 8  Securitizations

In connection with its tender option bond program, the Company securitizes highly rated municipal bonds. At December 31, 2007 and 2006, the Company had $325.6 million and $279.2 million, respectively, of par value of municipal bonds in securitization. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. If a securitization does not meet the asset sale requirements of SFAS 140, the transaction is recorded as a borrowing. The Company retains a residual interest in each structure and accounts for the residual interest as a trading security, which is recorded at fair value on the consolidated statements of financial condition. The fair value of retained interests was $13.9 million and $8.1 million at December 31, 2007 and 2006, respectively, with a weighted average life of 8.0 years and 8.4 years, respectively. The fair value of retained interests is estimated based on the present value of future cash flows using management’s best estimates of the key assumptions — expected yield, credit losses of 0 percent and a 12 percent discount rate. At December 31, 2007, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material. The Company receives a fee to remarket the variable rate certificates derived from the securitizations.

Certain cash flow activity for the municipal bond securitizations described above includes:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2007	2006	2005

Proceeds from new securitizations	$58,913	$7,578	$22,655
Remarketing fees received	125	132	132
Cash flows received on retained interests	5,039	6,019	8,465

Three securitization transactions were designed such that they did not meet the asset sale requirements of SFAS 140, causing the Company to consolidate these trusts. Accordingly, the Company recorded an asset for the underlying bonds of $49.5 million and $51.2 million as of December 31, 2007 and 2006, respectively, in trading securities owned and a liability for the certificates sold by the trusts for $48.7 million and $50.1 million as of December 31, 2007 and 2006, respectively, in other liabilities and accrued expenses on the consolidated statements of financial condition.

The Company enters into interest rate swap agreements to manage interest rate exposure associated with holding the residual interest securities from its securitizations, which have been recorded at fair value and resulted in a liability of approximately $11.1 million and $5.7 million at December 31, 2007 and 2006, respectively.

Note 9  Variable Interest Entities

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles.

The Company acts as transferor, seller, investor, or structurer in securitizations. These transactions typically involve entities that are qualifying special purpose

46     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

entities as defined in SFAS 140. For further discussion on these types of transactions, see Note 8.

The Company has investments in and/or acts as the managing partner or member to approximately 19 partnerships and limited liability companies (“LLCs”). These entities were established for the purpose of investing in equity and debt securities of public and private investments. At December 31, 2007, the Company’s aggregate net investment in these partnerships and LLCs totaled $10.8 million. The Company’s remaining commitment to these partnerships and LLCs was $4.9 million at December 31, 2007.

The Company has identified one partnership and four LLCs described above as VIEs. Furthermore, it was determined that the Company is not the primary beneficiary of these VIEs. However, the Company owns a significant variable interest in these VIEs. These VIEs had assets approximating $200.4 million at December 31, 2007. The Company’s exposure to loss from these entities is $5.8 million, which is the value of its capital contributions at December 31, 2007.

Note 10  Receivables from and Payables to Brokers,

Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2007 and 2006 included:

(Dollars in thousands)	2007	2006

Receivable arising from unsettled securities transactions, net	$591	$18,233
Deposits paid for securities borrowed	55,257	271,028
Receivable from clearing organizations	7,077	6,811
Securities failed to deliver	7,647	1,674
Other	17,096	15,128

	$87,668	$312,874

Amounts payable to brokers, dealers and clearing organizations at December 31, 2007 and 2006 included:

(Dollars in thousands)	2007	2006

Deposits received for securities loaned	$–	$189,214
Payable to clearing organizations	12,648	17,140
Securities failed to receive	11,021	4,531
Other	6	70

	$23,675	$210,955

Deposits paid for securities borrowed and deposits received for securities loaned declined significantly from December 31, 2006 as the Company discontinued its stock loan conduit business in the first quarter of 2007.

Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 11  Receivables from and Payables to Customers

Amounts receivable from customers at December 31 included:

(Dollars in thousands)	2007	2006

Cash accounts	$80,099	$27,407
Margin accounts	44,230	24,034

Total receivables	$124,329	$51,441

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31 included:

(Dollars in thousands)	2007	2006

Cash accounts	$64,205	$43,714
Margin accounts	27,067	40,185

Total payables	$91,272	$83,899

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Piper Jaffray Annual Report 2007     47

Notes to Consolidated Financial Statements

Note 12  Collateralized Securities Transactions

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

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $152.1 million and $434.2 million at December 31, 2007 and 2006, respectively, of which $51.6 million and $314.3 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company’s financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

At December 31, 2007, the Company’s securities sold under agreements to repurchase (“Repurchase Liabilities”) exceeded 10 percent of total assets. The majority of Repurchase Liabilities at December 31, 2007, consisted of municipal obligations.

The following is a summary of Repurchase Liabilities as of December 31, 2007:

	Carrying
	Amount of	Repurchase
(Dollars in thousands)	Assets Sold	Liabilities	Interest Rates

Overnight maturity	$48,690	$46,370	4.85%
1-30 days maturity	204,200	195,845	5.13% - 5.18%
On demand maturity	5,105	4,987	3.25% - 4.00%

	$257,995	$247,202

Note 13	Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased

Trading securities owned and trading securities sold, but not yet purchased were as follows:

DECEMBER 31,
(Dollars in thousands)	2007	2006

Owned:
Corporate securities:
Equity securities	$14,977	$14,163
Convertible securities	102,938	59,118
Fixed income securities	104,222	235,120
Asset-backed securities	52,225	158,108
U.S. government securities	4,520	10,715
Auction rate municipal securities	202,500	76,000
Other municipal securities	240,692	288,160
Other securities	49,882	25,142

	$771,956	$866,526

Sold, but not yet purchased:
Corporate securities:
Equity securities	$66,856	$31,452
Convertible securities	4,764	2,543
Fixed income securities	26,310	16,378
Asset-backed securities	25,752	51,001
U.S. government securities	33,971	109,719
Municipal securities	11	5
Other securities	18,527	6,486

	$176,191	$217,584

At December 31, 2007 and 2006, trading securities owned in the amount of $242.2 million and $89.8 million, respectively, had been pledged as collateral for the Company’s repurchase agreements, secured borrowings and securities loaned activities.

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

48     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

Note 14  Goodwill and Intangible Assets

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2007:

	Continuing	Discontinued	Consolidated
(Dollars in thousands)	Operations	Operations	Company

Goodwill
Balance at December 31, 2005	$231,567	$85,600	$317,167
Goodwill acquired	–	–	–
Goodwill disposed in PCS sale	–	(85,600)	(85,600)
Impairment losses	–	–	–

Balance at December 31, 2006	231,567	–	231,567
Goodwill acquired	53,237	–	53,237
Impairment losses	–	–	–

Balance at December 31, 2007	$284,804	$–	$284,804

Intangible assets
Balance at December 31, 2005	$3,067	$–	$3,067
Intangible assets acquired	–	–	–
Amortization of intangible assets	(1,600)	–	(1,600)
Impairment losses	–	–	–

Balance at December 31, 2006	1,467	–	1,467
Intangible assets acquired	17,953	–	17,953
Amortization of intangible assets	(2,276)	–	(2,276)
Impairment losses	–	–	–

Balance at December 31, 2007	$17,144	$–	$17,144

The addition of goodwill and intangible assets during 2007 were based on the purchase price allocations of FAMCO and Goldbond. The Company expects $34.1 million of goodwill acquired in 2007 to be deductible for tax purposes. The purchase price allocation of FAMCO identified $18.0 million of intangible assets, consisting principally of asset management contractual relationships, that will be amortized over a weighted average life of 8.8 years.

The following table presents the aggregate intangible asset amortization expense for the years ended:

(Dollars in thousands)

2008	$2,622
2009	2,456
2010	2,312
2011	2,177
2012	1,804
Thereafter	5,773

$17,144

Note 15  Fixed Assets

The following is a summary of fixed assets as of December 31, 2007 and 2006:

(Dollars in thousands)	2007	2006

Furniture and equipment	$41,730	$38,514
Leasehold improvements	22,155	18,518
Software	18,807	15,601
Projects in process	24	1,259

Total	82,716	73,892
Less accumulated depreciation and amortization	(55,508)	(48,603)

	$27,208	$25,289

For the years ended December 31, 2007, 2006 and 2005, depreciation and amortization of furniture and equipment, software and leasehold improvements for continuing operations totaled $9.1 million, $9.5 million and $11.4 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.

Piper Jaffray Annual Report 2007     49

Notes to Consolidated Financial Statements

Note 16  Financing

The Company has discretionary short-term financing available on both a secured and unsecured basis. In addition, the Company has established arrangements to obtain financing using as collateral the Company’s securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.

The Company’s short-term financing bears interest at rates based on the federal funds rate. At December 31, 2007 and 2006, the weighted average interest rate on borrowings was 5.41 percent and 5.72 percent, respectively. At December 31, 2007 and 2006, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

On December 31, 2007, the Company entered into an agreement whereby a third party has agreed to provide up to $50 million in temporary subordinated debt upon approval by the Financial Industry Regulatory Authority (“FINRA”).

Note 17  Contingencies, Commitments and Guarantees

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

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company’s established reserves, U.S. Bancorp, from whom the Company spun-off on December 31, 2003, has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $13.2 million of this amount remained available as of December 31, 2007.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases, we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters. In addition, we have retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. The amount of exposure in excess of the $6.0 million indemnification threshold and for other PCS litigation matters deemed to be probable and reasonably estimable are included in the Company’s established reserves. Adjustments to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, the U.S. Bancorp indemnity agreement, the assumption by UBS of certain liabilities of the PCS business and our indemnification obligations to UBS, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and/or the U.S. Bancorp indemnification, the results of operations in that period could be materially adversely affected.

Litigation-related reserve activity for continuing operations included within other operating expenses resulted in a benefit of $4.4 million, a benefit of $21.4 million, and an expense of $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

OPERATING LEASE COMMITMENTS
The Company leases office space throughout the United States and in a limited number of foreign countries where the Company’s international operations reside. The Company’s only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under

50     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

operating leases as of December 31, 2007 are as follows:

(Dollars in thousands)

2008	$15,128
2009	15,281
2010	14,391
2011	11,642
2012	10,454
Thereafter	17,813

$84,709

Total minimum rentals to be received from 2008 through 2014 under noncancelable subleases were $20.5 million at December 31, 2007.

Rental expense, including operating costs and real estate taxes, charged to continuing operations was $15.4 million, $13.7 million and $13.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

FUND COMMITMENTS
As of December 31, 2007, the Company had commitments to invest approximately $4.9 million in limited partnerships that make investments in private equity and venture capital funds. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2008 to 2011.

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

REIMBURSEMENT GUARANTEE
The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company’s tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2007 was $299.3 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying bonds in the trusts. These bonds had a market value of approximately $310.7 million at December 31, 2007. At December 31, 2007, $300.2 million of these bonds were insured against default of principal or interest by triple-A rated monoline bond insurance companies. One trust representing $10.5 million in bonds does not have credit enhancement, however, the underlying municipality was rated double-A at December 31, 2007. The municipalities that issued bonds we have securitized all have investment grade credit ratings and over 90 percent are rated “A” or higher. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated financial statements.

CONCENTRATION OF CREDIT RISK
The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company’s exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2007 and 2006, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 18  Restructuring

The Company incurred pre-tax restructuring costs of $60.7 million in 2006 in connection with the sale of the Company’s PCS branch network to UBS. The expense was incurred upon implementation of a specific restructuring plan to reorganize the Company’s support infrastructure as a result of the sale.

Piper Jaffray Annual Report 2007     51

Notes to Consolidated Financial Statements

The components of this charge are shown below:

(Dollars in thousands)

Severance and employee-related	$23,063
Lease terminations and asset write-downs	26,484
Contract termination costs	11,177

Total	$60,724

The restructuring charges included the cost of severance, benefits, outplacement costs and equity award accelerated vesting costs associated with the termination of employees. The severance amounts were determined based on a one-time severance benefit enhancement to the Company’s existing severance pay program in place at the time of termination notification and were paid out over a benefit period of up to one year from the time of termination. Approximately 295 employees received a severance package. In addition, the Company incurred restructuring charges for contract termination costs related to the reduction of office space and the modification of technology contracts. Contract termination fees are determined based on the provisions of Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability for contract termination under a cease-use date concept. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2016. The Company also incurred restructuring charges for the impairment or disposal of long-lived assets determined in accordance with SFAS 144. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144.

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

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statements of financial condition.

	PCS	2005
(Dollars in thousands)	Restructure	Restructure

Balance at December 31, 2004	$–	$–
Provision charged to operating expense	–	8,595
Cash outlays	–	(4,432)
Non-cash write-downs	–	(1,138)

Balance at December 31, 2005	–	3,025
Provision charged to discontinued operations	60,724	–
Cash outlays	(28,903)	(1,599)
Non-cash write-downs	(3,238)	(190)

Balance at December 31, 2006	28,583	1,236
Recovery of provision charged to discontinued operations	(118)	–
Cash outlays	(13,501)	(628)
Non-cash write-downs	(398)	–

Balance at December 31, 2007	$14,566	$608

Note 19  Shareholders’ Equity

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

52     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

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

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 24, there are dividend restrictions on Piper Jaffray.

During the year ended December 31, 2007, the Company reissued 8,619 common shares out of treasury in fulfillment of $0.6 million in obligations under the Piper Jaffray Companies Retirement Plan (“Retirement Plan”) and reissued 253,050 common shares out of treasury as a result of vesting and exercise transactions under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the “Long-Term Incentive Plan”). During the year ended December 31, 2006, the Company reissued 190,966 common shares out of treasury in fulfillment of $9.0 million in obligations under the Retirement Plan. The Company also reissued 76,858 common shares out of treasury as a result of vesting and exercise transactions under the Long-Term Incentive Plan.

In the third quarter of 2006, the Company’s board of directors authorized the repurchase of up to $180.0 million in common shares through December 31, 2007. The Company executed an accelerated stock repurchase under this authorization repurchasing 1.6 million shares of the Company’s stock at an average price of $60.66 per share for an aggregate purchase price of $100 million during 2006. During the year ended December 31, 2007, the Company repurchased an additional 1.6 million shares of the Company’s common stock at an average price of $50.28 per share for an aggregate purchase price of $80.0 million. This repurchase activity completed the $180.0 million share repurchase authorization.

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

Note 20  Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. The computation of earnings per share is as follows:

Piper Jaffray Annual Report 2007     53

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2007	2006	2005

Net income	$42,216	$235,253	$40,083
Shares for basic and diluted calculations:
Average shares used in basic computation	16,474	18,002	18,813
Stock options	104	89	4
Restricted stock	777	877	264

Average shares used in diluted computation	17,355	18,968	19,081

Earnings per share:
Basic	$2.56	$13.07	$2.13
Diluted	$2.43	$12.40	$2.10

The Company has excluded 0.6 million of options to purchase shares of common stock from its calculation of diluted earnings per share for the period ended December 31, 2005, as they represented anti-dilutive stock options. There were no anti-dilutive effects from stock options or restricted stock for the periods ended December 31, 2007 and 2006.

Note 21  Employee Benefit Plans

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan, a non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans. During the years ended December 31, 2007, 2006 and 2005, the Company incurred employee benefit expenses from continuing operations of $10.7 million, $9.4 million and $10.7 million, respectively.

RETIREMENT PLAN
The Retirement Plan previously had two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. Effective January 1, 2007, the profit sharing component of the retirement plan was terminated. There were no profit sharing contributions made in 2007 or 2006. The Company incurred $1.6 million of continuing operations expense related to profit-sharing contributions in 2005.

The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 6 percent of recognized compensation up to the social security taxable wage base. Although the Company’s matching contribution vests immediately, a participant must be employed on December 31 to receive that year’s matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company’s discretion.

PENSION AND POST-RETIREMENT MEDICAL PLANS
Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan.

In 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 123(R)” (“SFAS 158”). SFAS 158 requires the Company to recognize the funded status of its pension and post-retirement medical plans in the consolidated statements of financial condition with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against each plan’s funded status in the Company’s consolidated statement of financial condition pursuant to the provisions of Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). These amounts are amortized as a component of net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income. These amounts are amortized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income in accordance with SFAS 158. The adoption of SFAS 158 had no

54     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

impact on the Company’s pension benefit liabilities and an immaterial impact on the Company’s post-retirement medical benefit liabilities in 2006.

In 2006 and 2005, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), which resulted in recognition of pre-tax settlement losses of $2.1 million and $1.2 million in 2006 and 2005, respectively.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees’ active service. In connection with the sale of the Company’s PCS branch network in 2006, the Company recognized a $1.9 million curtailment gain within discontinued operations related to the reduction of post-retirement health plan participants.

The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2007 and 2006, is as follows:

			Post-Retirement
	Pension Benefits		Medical Benefits
(Dollars in thousands)	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation, at October 1 of prior year	$11,817	$27,550	$431	$2,012
Service cost	–	–	69	295
Interest cost	707	1,383	26	102
Plan participants’ contributions	–	–	96	64
Net actuarial loss (gain)	127	(172)	19	(155)
Curtailment gain	–	–	–	(1,750)
Settlement gain	–	(2,170)	–	–
Benefits paid	(412)	(14,774)	(118)	(137)

Benefit obligation at September 30	$12,239	$11,817	$523	$431

Change in plan assets:
Fair value of plan assets at October 1 of prior year	$–	$–	$–	$–
Actual return on plan assets	–	–	–	–
Employer contributions	412	14,774	22	74
Plan participants’ contributions	–	–	96	63
Benefits paid	(412)	(14,774)	(118)	(137)

Fair value of plan assets at September 30	$–	$–	$–	$–

Funded status at September 30	$(12,239)	$(11,817)	$(523)	$(431)
Employer fourth quarter contributions	(174)	(226)	(45)	(27)
Benefits paid in fourth quarter	19	809	40	54

Amounts recognized in the consolidated statements of financial condition	$(12,394)	$(11,234)	$(528)	$(404)

Components of accumulated other comprehensive (income) loss, net of tax:
Net actuarial loss	$1,148	$980	$57	$41
Prior service credits	–	–	(46)	(58)

Total at December 31	$1,148	$980	$11	$(17)

Piper Jaffray Annual Report 2007     55

Notes to Consolidated Financial Statements

The components of the net periodic benefits costs for the years ended December 31, 2007, 2006 and 2005, are as follows:

				Post-Retirement
	Pension Benefits			Medical Benefits
(Dollars in thousands)	2007	2006	2005	2007	2006	2005

Service cost	$–	$–	$–	$69	$295	$306
Interest cost	707	1,383	1,643	26	102	99
Amortization of prior service credit	–	–	–	(20)	(58)	(64)
Amortization of net loss	42	376	395	2	2	13

Net periodic benefit cost	$749	$1,759	$2,038	$77	$341	$354
SFAS 88 event loss/(gain)	(328)	2,086	1,168	–	(1,947)	–

Total expense/(benefit) for the year	$421	$3,845	$3,206	$77	$(1,606)	$354

Amortization expense of net actuarial losses expected to be recognized during 2008 is approximately $65,000 and $3,000 for the pension plan and post-retirement medical plan, respectively. In addition, the post-retirement medical plan expects to recognize a cre dit of $20,000 in 2008 for the amortization of prior service credits.

The assumptions used in the measurement of our benefit obligations are as follows:

	Pension Benefits		Post-Retirement Benefits
	2007	2006	2007	2006

Discount rate used to determine year-end obligation	6.50%	6.25%	6.50%	6.25%
Discount rate used to determine fiscal year expense	6.25%	5.87%	6.25%	5.87%
Expected long-term rate of return on participant balances	6.50%	6.50%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

	2007	2006

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	7.5%/9.0%	8.0%/10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013	2012/2013

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

	Pension	Post-Retirement
(Dollars in thousands)	Benefits	Benefits

2008	$1,404	$96
2009	971	74
2010	940	47
2011	906	43
2012	888	44
2013 to 2017	4,349	393

	$9,458	$697

HEALTH AND WELFARE PLANS
Company employees who meet certain work schedule and service requirements are eligible to participate in the Company’s health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

56     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

Note 22  Stock-Based Compensation and Cash Award Program

The Company maintains one stock-based compensation plan, the Long-Term Incentive Plan. The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company’s employees and directors for up to 4.5 million shares of common stock. The Company periodically grants shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and grants options to purchase Piper Jaffray Companies common stock and shares of Piper Jaffray Companies common stock to its non-employee directors. The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The awards granted to employees generally have three-year cliff vesting periods. The director awards are fully vested upon grant. The maximum term of the stock options granted to employees and directors is ten years. The plan provides for accelerated vesting of option and restricted stock awards if there is a change in control of the Company (as defined in the plan), in the event of a participant’s death, and at the discretion of the compensation committee of the Company’s board of directors.

Prior to January 1, 2006, the Company accounted for stock-based compensation under the fair value method of accounting as prescribed by SFAS 123, as amended by SFAS 148. As such, the Company recorded stock-based compensation expense in the consolidated statements of operations at fair value, net of estimated forfeitures.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on fair value, net of estimated forfeitures. Because the Company historically expensed all equity awards based on the fair value method, net of estimated forfeitures, SFAS 123(R) did not have a material effect on the Company’s measurement or recognition methods for stock-based compensation.

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

Employee restricted stock grants prior to January 1, 2006, are amortized on a straight-line basis over the vesting period based on the market price of Piper Jaffray Companies common stock on the date of grant. Restricted stock grants after January 1, 2006, are valued at the market price of the Company’s common stock on the date of grant and amortized on a straight-line basis over the required service period. The majority of the Company’s restricted stock grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions, as set forth in the award agreements or any agreements entered into upon termination. The Company considers the required service period to be the greater of the vesting period or the post-termination restricted period. The Company believes that the post-termination restrictions meet the SFAS 123(R) definition of a substantive service requirement.

The Company recorded compensation expense, net of estimated forfeitures, within continuing operations of $27.2 million, $20.8 million and $13.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to employee stock option and restricted stock grants and $0.3 million in outside services expense related to director stock option grants for each 2006 and 2005. The tax benefit related to the total compensation cost for stock-based compensation arrangements totaled $10.4 million, $8.1 million and $5.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Piper Jaffray Annual Report 2007     57

Notes to Consolidated Financial Statements

equity awards related to employees transferring to UBS as part of the PCS sale were canceled. See Notes 4 and 18 for further discussion of the Company’s discontinued operations and restructuring activities.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model, which is based on assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected life of the option. The risk-free interest rate assumption is derived from the U.S. treasury bill rate with a maturity equal to the expected life of the option. The dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for 2007 grants is derived from a combination of Company historical data and industry comparisons. The Company has only been a publicly traded company for approximately 48 months; therefore, it does not have sufficient historical data to determine an appropriate expected volatility solely from the Company’s own historical data. The expected life assumption is based on an average of the following two factors: 1) industry comparisons; and 2) the guidance provided by the SEC in Staff Accounting Bulletin No. 107, (“SAB 107”). SAB 107 allows the use of an “acceptable” methodology under which the Company can take the midpoint of the vesting date and the full contractual term. The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock for the twelve months ended December 31:

Weighted average assumptions in option valuation:	2007	2006(1)	2005

Risk-free interest rates	4.68%	4.64%	3.77%
Dividend yield	0.00%	0.00%	0.00%
Stock volatility factor	32.20%	39.35%	38.03%
Expected life of options (in years)	6.00	5.53	5.83
Weighted average fair value of options granted	$28.57	$22.92	$16.58

(1)	2006 weighted average assumptions exclude the assumptions utilized in equity award modifications related to the sale of the Company’s PCS branch network to aid comparability between years.

The following table summarizes the changes in the Company’s outstanding stock options for the years ended December 31, 2007, 2006 and 2005:

			Weighted Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Term (Years)	Value

December 31, 2004	296,030	$47.50	9.1	$133,214
Granted	426,352	38.78
Exercised	–	–
Canceled	(79,350)	42.91

December 31, 2005	643,032	$42.29	8.7	$–
Granted	50,560	53.16
Exercised	(31,562)	41.64
Canceled	(151,849)	42.82

December 31, 2006	510,181	$43.25	7.8	$11,172,964
Granted	35,641	70.13
Exercised	(51,170)	46.92
Canceled	(23,937)	41.09

December 31, 2007	470,715	$44.99	7.1	$624,215
Options exercisable at December 31, 2005	54,041	$37.18	8.9	$174,012
Options exercisable at December 31, 2006	59,623	$44.16	7.9	$1,251,487
Options exercisable at December 31, 2007	182,120	$46.32	6.5	$–

58     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2007 is as follows:

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$28.01	22,852	7.3	$28.01	22,852	$28.01
$33.40	4,001	7.6	$33.40	4,001	$33.40
$39.62	226,646	7.1	$39.62	624	$39.62
$47.30 – $51.05	169,803	6.5	$47.67	142,871	$47.64
$70.13 – $70.65	47,413	8.9	$70.26	11,772	$70.65

As of December 31, 2007, there was $1.1 million of total unrecognized compensation cost related to stock options expected to be recognized over a weighted average period of 1.63 years.

Cash received from option exercises for the years ended December 31, 2007, 2006 and 2005 were $2.4 million, $1.3 million and $0, respectively. The fair value of options exercised during the years ended December 31, 2007, 2006 and 2005 were $1.1 million, $0.5 million and $0. The tax benefit realized for the tax deduction from option exercises totaled $0.4 million, $0.3 million and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table summarizes the changes in the Company’s non-vested restricted stock for the years ended December 31, 2007, 2006 and 2005:

		Weighted
	Nonvested	Average
	Restricted	Grant Date
	Stock	Fair Value

December 31, 2004	531,885	$48.68
Granted	993,919	37.77
Vested	(482)	48.75
Canceled	(107,878)	44.23

December 31, 2005	1,417,444	$41.37
Granted	847,669	48.35
Vested	(68,940)	45.03
Canceled	(639,372)	44.28

December 31, 2006	1,556,801	$43.81
Granted	793,948	66.08
Vested	(314,905)	48.70
Canceled	(207,875)	50.05

December 31, 2007	1,827,969	$51.93

The fair value of restricted stock vested during the years ended December 31, 2007, 2006 and 2005 were $15.3 million, $3.1 million and $0.

As of December 31, 2007, there was $47.9 million of total unrecognized compensation cost related to restricted stock expected to be recognized over a weighted average period of 2.04 years.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.1 million shares from employee equity awards vesting in 2008, related to the payment of individual income tax on restricted stock vesting. For accounting purposes, withholding shares to cover employees’ tax obligations is deemed to be a repurchase of shares by the Company.

In connection with the Company’s spin-off from U.S. Bancorp on December 31, 2003, the Company established a cash award program pursuant to which it granted cash awards to a broad-based group of employees to aid in retention of employees and to compensate employees for the value of U.S. Bancorp stock options and restricted stock lost by employees. The cash awards were expensed over a four-year period ending December 31, 2007. Participants must be employed on the date of payment to receive payment under the award.

Piper Jaffray Annual Report 2007     59

Notes to Consolidated Financial Statements

Expense related to the cash award program is included as a separate line item on the Company’s consolidated statements of operations.

Note 23  Geographic Areas

The following table presents net revenues and long-lived assets by geographic region:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2007	2006	2005

Net revenues:
United States	$431,222	$466,149	$398,985
Europe	37,203	31,343	20,192
Asia	30,497	5,442	2,131

Consolidated	$498,922	$502,934	$421,308

DECEMBER 31,
(Dollars in thousands)	2007	2006

Long-lived assets:
United States	$347,885	$297,601
Europe	2,909	2,549
Asia	20,080	236

Consolidated	$370,874	$300,386

Note 24  Net Capital Requirements and Other Regulatory Matters

Piper Jaffray is registered as a securities broker dealer and an investment advisor with the SEC and is a member of various Self Regulatory Organizations (“SRO”) and securities exchanges. In July of 2007, the National Association of Securities Dealers, Inc. (“NASD”) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange (“NYSE”) consolidated to form FINRA, which now serves as our primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2007, net capital calculated under the SEC rule was $198.7 million, and exceeded the minimum net capital required under the SEC rule by $196.7 million.

Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the U.K. Financial Services Authority (“FSA”). As of December 31, 2007, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.

We operate four entities licensed by the Hong Kong Securities and Futures Commission, which are subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rules promulgated under the Securities and Futures Ordinance. As of December 31, 2007, Piper Jaffray Asia regulated entities were in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Ordinance.

60     Piper Jaffray Annual Report 2007

Notes to Consolidated Financial Statements

Note 25  Income Taxes

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates.

The components of income tax expense from continuing operations are as follows:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2007	2006	2005

Current:
Federal	$12,988	$25,270	$10,904
State	2,544	4,560	324
Foreign	1,668	615	116

	17,200	30,445	11,344

Deferred:
Federal	973	3,571	(2,103)
State	153	578	1,595
Foreign	(439)	380	27

	687	4,529	(481)

Total income tax expense	$17,887	$34,974	$10,863

A reconciliation of the statutory federal income tax rates to the Company’s effective tax rates for the fiscal years ended December 31, is as follows:

(Dollars in thousands)	2007	2006	2005

Federal income tax at statutory rates	$22,020	$34,256	$12,611
Increase (reduction) in taxes resulting from:
State income taxes, net of federal tax benefit	1,654	3,340	1,247
Net tax-exempt interest income	(5,033)	(3,947)	(3,426)
Other, net	(754)	1,325	431

Total income tax expense	$17,887	$34,974	$10,863

Income taxes from discontinued operations were a $2.4 million benefit, $160.7 million expense and $10.2 million expense for the years ended December 31, 2007, 2006 and 2005, respectively.

In accordance with Accounting Principles Bulletin 23, “Accounting for Income Taxes-Special Areas,” U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2007, undistributed earnings permanently reinvested in the Company’s foreign subsidiaries were approximately $5.6 million. At current tax rates, additional federal income taxes (net of available tax credits) of $0.8 million would become payable if such income were to be repatriated.

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

(Dollars in thousands)	2007	2006

Deferred tax assets:
Liabilities/accruals not currently deductible	$10,444	$17,351
Pension and retirement costs	4,959	5,201
Deferred compensation	25,114	22,574
Other	6,492	3,335

	47,009	48,461

Deferred tax liabilities:
Firm investments	795	1,228
Fixed assets	1,314	4,672
Other	135	498

	2,244	6,398

Net deferred tax asset	$44,765	$42,063

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management’s expectation of future taxable income.

Piper Jaffray Annual Report 2007     61

Notes to Consolidated Financial Statements

The Company adopted the provisions of FIN 48 on January 1, 2007. Implementation of FIN 48 resulted in no adjustment to the Company’s liability for unrecognized tax benefits. As of the date of adoption the total amount of unrecognized tax benefits was $1.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)

Balance at January 1, 2007	$ 1,100
Additions based on tax positions related to the current year	–
Additions for tax positions of prior years	9,400
Reductions for tax positions of prior years	–
Settlements	–

Balance at December 31, 2007	$10,500

Approximately $7.5 million of the Company’s unrecognized tax benefits would impact the annual effective tax rate if recognized. Included in the total liability for unrecognized tax benefits is $0.2 million of interest and penalties, both of which the Company recognizes as a component of income tax expense. The Company or one of its subsidiaries file income tax returns with the U.S. federal jurisdiction, all states, and various foreign jurisdictions. The Company is not subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for taxable years before 2004. Due to the potential for resolution of U.S. federal and state examinations, and the expiration of various statutes of limitation, it is reasonably possible that the Company’s unrecognized tax benefits balance may change within the next twelve months by a range of $0.4 million to $10.5 million.

Note 26  Related Parties

On December 28, 2007, Consumer Partners Acquisition Corp. (“Consumer Partners”), a newly-organized special purpose acquisition company that the Company formed with Aria Partners, filed a registration statement on Form S-1 with the SEC to raise $125.0 million (the “IPO”), through the sale of 6,250,000 units at an expected offering price of $20 per unit. Consumer Partners expects to grant the underwriters a 45-day option to purchase up to an additional 937,500 units to cover over-allotments, if any. It is anticipated that each unit will consist of two shares of common stock of Consumer Partners and one warrant, with such warrant entitling the holder to purchase one share of common stock for $7.00. Consumer Partners has applied to the American Stock Exchange for approval to list the units, common shares and warrants.

Consumer Partners was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more operating businesses (collectively referred to as the “initial business combination”).

In connection with the formation of Consumer Partners, the Company has advanced $142,500 to Consumer Partners, payable out of the proceeds of the IPO, and purchased 1,601,934 founder shares of Consumer Partners at a total cost of approximately $11,688, which represents approximately 37 percent of the outstanding common stock of Consumer Partners and approximately 8.5 percent of the common stock outstanding following the IPO (assuming no exercise by the underwriters of the over-allotment option). In addition, the Company anticipates purchasing 2.5 million founder warrants at a total cost of $2.5 million, exercisable into 1 share of common stock at a price of $7 per warrant. The $2.5 million used to purchase founder warrants will be funded approximately 60 percent by the Company and 40 percent by employees of the Company.

In the event that Consumer Partners does not consummate an initial business combination within 24 months of the date of its final IPO prospectus, its corporate existence will cease except for the purpose of winding up its affairs and liquidating. In such event, the investments made by the Company in the founder shares and founder warrants would become worthless.

Note 27  Subsequent Event

On February 19, 2008, the Company, entered into a $600 million revolving credit facility with U.S. Bank N.A. pursuant to which the Company is permitted to request advances to fund certain short-term municipal securities (including auction rate securities and variable rate demand notes). The advances will be secured by certain pledged assets of the Company, which are expected to consist primarily of certain short-term municipal securities. Interest will be payable monthly, and the unpaid principal amount of all advances will be due on August 19, 2008. Advances may be prepaid in whole or in part at any time without penalty.

62     Piper Jaffray Annual Report 2007

Piper Jaffray Companies

SUPPLEMENTAL INFORMATION

Quarterly Information (unaudited)

2007 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	Second	Third	Fourth

Total revenues	$143,652	$126,993	$98,541	$153,425
Interest expense	6,702	4,417	5,647	6,923
Net revenues	136,950	122,576	92,894	146,502
Non-interest expenses	114,366	107,425	86,860	127,357
Income from continuing operations before income tax expense	22,584	15,151	6,034	19,145
Net income from continuing operations	14,722	10,377	4,812	15,116
Loss from discontinued operations, net of tax	(1,304)	(1,051)	(456)	—
Net income	$13,418	$9,326	$4,356	$15,116

Earnings per basic common share
Income from continuing operations	$0.86	$0.61	$0.30	$0.97
Loss from discontinued operations	(0.08)	(0.06)	(0.03)	—

Earnings per basic common share	$0.79	$0.55	$0.27	$0.97

Earnings per diluted common share
Income from continuing operations	$0.82	$0.58	$0.28	$0.91
Loss from discontinued operations	(0.07)	(0.06)	(0.03)	—

Earnings per diluted common share	$0.74	$0.52	$0.26	$0.91

Weighted average number of common shares
Basic	17,071	17,073	16,096	15,663
Diluted	18,018	17,919	16,904	16,587

2006 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	Second	Third		Fourth

Total revenues	$143,112	$114,393	$124,597		$153,135
Interest expense	8,153	9,143	8,490		6,517
Net revenues	134,959	105,250	116,107		146,618
Non-interest expenses	106,274	93,091	101,058		104,638	(2)
Income from continuing operations before income tax expense	28,685	12,159	15,049		41,980
Net income from continuing operations	18,706	7,929	9,528		26,736	(2)
Income/(loss) from discontinued operations, net of tax	5,151	(3,792)	177,085	(1)	(6,090)
Net income	$23,857	$4,137	$186,613		$20,646

Earnings per basic common share
Income from continuing operations	$1.01	$0.43	$0.53		$1.58	(2)
Income/(loss) from discontinued operations	0.28	(0.20)	9.82	(1)	(0.36)

Earnings per basic common share	$1.29	$0.22	$10.35		$1.22

Earnings per diluted common share
Income from continuing operations	$0.98	$0.40	$0.50		$1.49	(2)
Income/(loss) from discontinued operations	0.27	(0.19)	9.29	(1)	(0.34)

Earnings per diluted common share	$1.25	$0.21	$9.79		$1.15

Weighted average number of common shares
Basic	18,462	18,556	18,031		16,973
Diluted	19,146	19,669	19,071		18,004

(1)	The third quarter of 2006 included the gain on the sale of the Company’s PCS branch network.

(2)	The fourth quarter of 2006 included an after tax reduction of litigation reserves of $13,100 or $0.73 per diluted share.

Piper Jaffray Annual Report 2007     63

Piper Jaffray Companies

Market for Piper Jaffray Companies Common Stock and Related Shareholder Matters

STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol “PJC.” The following table contains historical quarterly price information for the years ended December 31, 2007 and 2006. On February 21, 2008, the last reported sale price of our common stock was $41.45.

2007 FISCAL YEAR	High	Low

First Quarter	$74.30	$58.53
Second Quarter	68.12	55.26
Third Quarter	59.46	44.24
Fourth Quarter	58.76	41.44

2006 FISCAL YEAR	High	Low

First Quarter	$55.40	$38.74
Second Quarter	74.65	53.18
Third Quarter	66.80	46.60
Fourth Quarter	71.61	58.80

SHAREHOLDERS
We had 19,883 shareholders of record and approximately 77,000 beneficial owners of our common stock as of February 21, 2008.

DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors is free to change our dividend policy at any time. Restrictions on our broker dealer subsidiary’s ability to pay dividends are described in Note 24 to the consolidated financial statements.

Stock Performance Graph

The following graph compares the performance of an investment in our common stock from January 2, 2004, the date our common stock began regular-way trading on the New York Stock Exchange following our spin-off from U.S. Bancorp, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on January 2, 2004, in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. Based on these assumptions, the cumulative total return for 2007 would have been $107.72 for our common stock, $142.54 for the S&P 500 Index and $120.24 for the S&P 500 Diversified Financials Index. For 2006, the cumulative total return would have been $151.51 for our common stock, $135.12 for the S&P 500 Index and $147.74 for the S&P 500 Diversified Financials Index. For 2005, the cumulative total return would have been $93.95 for our common stock, $116.69 for the S&P 500 Index and $119.24 for the S&P 500 Diversified Financials Index. For 2004, the cumulative total return would have been $111.51 for our common stock, $111.23 for the S&P 500 Index and $ 108.59 for the S&P 500 Diversified Financials Index. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

CUMULATIVE TOTAL RETURN PIPER JAFFRAY COMMON STOCK, THE S & P 500 INDEX AND THE S & P 500
DIVERSIFIED FINANCIALS INDEX

64     Piper Jaffray Annual Report 2007