Form 10-K, Exhibit 13
period 2008-12-31
PIPER JAFFRAY COMPANIES
filed 2009-03-02
CIK 1230245

Exhibit 13.1
Piper Jaffray Companies

SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto.

FOR THE YEAR ENDED DECEMBER 31,
(Dollars and shares in thousands, except per share data)	2008		2007(2)	2006(2)	2005	2004

			(Restated)	(Restated)
Revenues:
Investment banking	$159,747		$302,428	$298,309	$251,750	$234,925
Institutional brokerage	117,201		151,464	160,502	155,990	174,311
Interest	48,496		60,873	64,110	44,857	35,718
Asset management	16,969		6,446	222	227	5,093
Other income	2,639		6,856	14,208	978	6,580

Total revenues	345,052		528,067	537,351	453,802	456,627
Interest expense	18,655		23,689	32,303	32,494	22,421

Net revenues	326,397		504,378	505,048	421,308	434,206

Non-interest expenses:
Compensation and benefits	249,438		329,811	357,904	243,833	251,187
Restructuring-related expenses	17,865		–	–	8,595	–
Goodwill impairment	130,500		–	–	–	–
Other	152,201		144,138	113,796	132,849	133,981

Total non-interest expenses	550,004		473,949	471,700	385,277	385,168

Income/(loss) from continuing operations before income tax expense/(benefit)	(223,607)		30,429	33,348	36,031	49,038
Income tax expense/(benefit)	(40,133)		5,790	10,210	10,863	16,727

Net income/(loss) from continuing operations	(183,474)		24,639	23,138	25,168	32,311

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	499		(2,696)	172,287	14,915	18,037

Net income/(loss)	$(182,975)		$21,943	$195,425	$40,083	$50,348

Earnings per basic common share
Income/(loss) from continuing operations	$(11.59)		$1.50	$1.29	$1.34	$1.67
Income/(loss) from discontinued operations	0.03		(0.16)	9.57	0.79	0.93

Earnings per basic common share	$(11.55)		$1.33	$10.86	$2.13	$2.60
Earnings per diluted common share
Income/(loss) from continuing operations	$(11.59)		$1.36	$1.19	$1.32	$1.67
Income/(loss) from discontinued operations	0.03		(0.15)	8.88	0.78	0.93

Earnings per diluted common share	$(11.55	)(1)	$1.21	$10.07	$2.10	$2.60
Weighted average number of common shares
Basic	15,837		16,474	18,002	18,813	19,333
Diluted	18,198		18,117	19,399	19,081	19,399
Other data
Total assets	$1,320,158		$1,759,986	$1,876,652	$2,354,191	$2,828,257
Long-term debt	$–		$–	$–	$180,000	$180,000
Shareholders’ equity	$747,979		$895,147	$904,856	$754,827	$725,428
Total employees	1,045		1,205	1,082	2,834	3,005

(1)	In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.
(2)	Financial information for 2007 and 2006 was restated as disclosed in Note 1 to the consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under “Legal Proceedings” in Part I, Item 3 of this Annual Report on Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under “External Factors Impacting Our Business” as well as the factors identified under “Risk Factors” in Part I, Item 1A of this Annual Report on Form 10-K, as updated in our subsequent reports filed with the SEC. These reports are available at our web site at www.piperjaffray.com and at the SEC web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Explanatory Note Concerning Restatement

On February 2, 2009, the Company filed a Form 8-K reporting that the Company’s previously issued (i) interim financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and (ii) annual financial statements for the years ended December 31, 2007 and 2006 included in its Annual Report on Form 10-K (collectively, the “Affected Financial Statements”), and the related reports of its independent registered public accounting firm, Ernst & Young LLP, should no longer be relied upon.

As part of the compensation paid to employees, the Company uses stock-based compensation, consisting of restricted stock and stock options. Since January 1, 2006, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)). Stock-based compensation was generally amortized on a straight-line basis over the vesting period of the award, which was typically three years. The majority of restricted stock and option grants provide for continued vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. As previously disclosed in the critical accounting policies section of our quarterly and annual SEC filings, we believed that our vesting provisions met the SFAS 123(R) definition of an in-substance service condition. Therefore, the Company considered the required service period to be the greater of the vesting period or the post-termination restricted period.

In the fourth quarter of 2008, management re-evaluated whether the post-termination restrictions of certain equity awards would continue to meet the criteria for an in-substance service condition given the historic changes to the industry. Following an extensive analysis, management concluded in January 2009, in consultation with our auditors, that the post-termination restrictions had never met the criteria for an in-substance service condition for awards granted since January 1, 2006 based on the manner in which those complex criteria are interpreted in practice. This determination necessitated a restatement of the Affected Financial Statements to recognize expense for all of those equity awards in the year in which those awards were deemed to be earned, rather than over the three-year vesting period.

The total expense impact resulting from the revised stock-based compensation treatment was $51.7 million after-tax ($81.5 million pre-tax) for the three year period ended December 31, 2008, which includes the unamortized expense for the affected equity awards that were granted in 2008, 2007 and 2006 and an accrual for the equity awards earned in 2008 that were granted in February 2009. The total expense was largely non-cash. The cumulative impact on shareholders’ equity as of December 31, 2008 was an increase of $13.5 million, essentially all driven by the deferred tax benefit associated with the increase in expense.

See Note 1 to our consolidated financial statements included in our 2008 Annual Report to Shareholders (which is incorporated by reference and is included in Exhibit 13.1 to this Form 10-K) for the details of the

Piper Jaffray Annual Report 2008     5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

financial statement line items impacted by the restatement.

Executive Overview

Our business principally consists of providing investment banking, institutional brokerage, asset management and related financial services to middle-market companies, private equity groups, public entities, non-profit entities and institutional investors in the United States, Europe and Asia. We generate revenues primarily through the receipt of advisory and financing fees earned on investment banking activities, commissions and sales credits earned on equity and fixed income institutional sales and trading activities, net interest earned on securities inventories, profits and losses from trading activities related to these securities inventories and asset management fees.

The securities business is a human capital business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated and committed to providing the highest quality of service and guidance to our clients.

In 2007, we expanded our asset management and capital markets businesses through acquisition. On September 14, 2007, we acquired Fiduciary Asset Management, LLC (“FAMCO”), a St. Louis-based asset management firm. On October 2, 2007, we acquired Goldbond Capital Holdings Limited (“Goldbond”), a Hong Kong-based investment bank. The acquisitions resulted in incremental revenues and expenses in the first three quarters of 2008, when compared with the comparable periods in 2007.

During 2008, the financial services industry faced a historically challenging operating environment. A severe downturn in the economy led to declines in asset valuation, high levels of volatility across various asset classes and reduced levels of liquidity. During this period of financial market turmoil, the investment banking industry experienced a historic reshaping. The industry witnessed the bankruptcy of Lehman Brothers Holdings Inc., multiple consolidations and mergers of financial institutions, the conservatorship of Federal Home Loan Mortgage Corporation (Freddie Mac) and Federal National Mortgage Association (Fannie Mae) by the U.S. Federal Government and the passage of the Emergency Economic Stabilization Act of 2008. We have two key priorities for our firm as we manage through this difficult environment: 1) to appropriately adjust our cost structure to enable us to operate through the difficult period, and 2) to position our firm for when the markets eventually turn positive. In terms of the first priority, we executed a number of steps during 2008, including headcount reductions, moving to a more flexible compensation structure and reducing non-compensation expenses, all of which will help us work to achieve profitability at lower revenue levels than historically. In terms of the second priority, we are mindful that our firm has an opportunity to capitalize on the turmoil in the competitive landscape. We believe that we have an opportunity to selectively extend our franchise and enhance our talent base with experienced individuals or teams during these challenging times, particularly in public finance, equity distribution (including electronic trading), and equity investment banking. We also expect that our business will benefit over the long-term from market share available from competitors who are no longer in the business or have been diminished.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008

For the year ended December 31, 2008, we recorded a net loss, including continuing and discontinued operations, of $183.0 million, or $11.55 per diluted share, compared with net income of $21.9 million, or $1.21 per diluted share, for the prior year. The net loss for 2008 included several significant items: (1) a $127.1 million after-tax charge for impairment of goodwill related to our capital markets business; (2) $11.0 million of after-tax restructuring charges; and (3) $4.9 million of after-tax expense for deal write-offs related to travel and legal expenses. Net revenues from continuing operations for the year ended December 31, 2008 were $326.4 million, down 35.3 percent from $504.4 million reported in the prior year.

6     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MARKET DATA

The following table provides a summary of relevant market data over the past three years.

				2008	2007
YEAR ENDED DECEMBER 31,	2008	2007	2006	v 2007	v 2006

Dow Jones Industrials Average a	8,776	13,265	12,463	(33.8)%	6.4%
NASDAQ a	1,577	2,652	2,415	(40.5)	9.8
NYSE Average Daily Number of Shares Traded (millions of shares)	2,609	2,111	1,827	23.6	15.6
NASDAQ Average Daily Number of Shares Traded (millions of shares)	2,259	2,132	2,002	6.0	6.5
Mergers and Acquisitions (number of transactions in u.s.) b	9,653	11,510	10,950	(16.1)	5.1
Public Equity Offerings (number of transactions in u.s.) c e	401	808	794	(50.4)	1.8
Initial Public Offerings (number of transactions in u.s.) c	48	196	180	(75.5)	8.9
Managed Municipal Underwritings (number of transactions in u.s.) d	10,635	12,659	12,752	(16.0)	(0.7)
Managed Municipal Underwritings (value of transactions in billions in u.s.) d	$390.6	$429.9	$388.6	(9.1)	10.6
10-Year Treasuries Average Rate	3.67%	4.63%	4.79%	(20.7)	(3.3)
3-Month Treasuries Average Rate	1.37%	4.35%	4.73%	(68.5)	(8.0)

(a)	Data provided is at period end.
(b)	Source: Securities Data Corporation.
(c)	Source: Dealogic (offerings with reported market value greater than $20 million).
(d)	Source: Thomson Financial.
(e)	Number of transactions includes convertible offerings.

EXTERNAL FACTORS IMPACTING OUR BUSINESS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, changes in interest rates (especially rapid and extreme changes), the level and shape of various yield curves, the volume and value of trading in securities, and the demand for asset management services as reflected by the amount of assets under management.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our business focuses on a middle-market clientele in specific industry sectors. In 2008, many of these sectors experienced a downturn as the recession impacted almost all businesses, which materially adversely affected our business and results of operations. If the business environment for our focus sectors continues to suffer, impacts one or more sectors disproportionately as compared to the economy as a whole, or does not recover on pace with other sectors of the economy, our business and results of operations will be negatively impacted. In addition, our business could be affected differently than overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

OUTLOOK FOR 2009

In 2008, global economic and financial market conditions were extraordinarily difficult. We anticipate that the challenging environment will persist in 2009. Our financial performance depends heavily on investment banking activity, and with the equity capital markets essentially on hold and advisory activity muted, we anticipate that our results will be negatively impacted. Lower grade public finance underwriting activity will likely also be reduced for some time. We anticipate equity and municipal sales and trading will continue to perform reasonably well, although there can be no assurance in this regard.

In response to this outlook, we have executed a number of steps, including headcount reductions, moving to a more flexible compensation structure, and reducing non-compensation expenses, all of which will help us work to achieve profitability at lower revenue levels than historically. In 2008, our breakeven revenue level was in the mid-$400 million range, and we expect our

Piper Jaffray Annual Report 2008     7

Management’s Discussion and Analysis of Financial Condition and Results of Operations

breakeven revenue level will be in the mid-$300 million range for 2009. However, there can be no assurance that we will achieve these goals and performance objectives, and if we fail to do so, our operating results could be adversely affected, potentially significantly.

Results of Operations

FINANCIAL SUMMARY

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

						AS A PERCENTAGE OF
						NET REVENUES
						FOR THE YEAR ENDED
						DECEMBER 31,
FOR THE YEAR ENDED DECEMBER 31,				2008	2007
(Amounts in thousands)	2008	2007	2006	v 2007	v 2006	2008	2007	2006

		(Restated)	(Restated)				(Restated)	(Restated)
Revenues:
Investment banking	$159,747	$302,428	$298,309	(47.2)%	1.4%	48.9%	59.9%	59.1%
Institutional brokerage	117,201	151,464	160,502	(22.6)	(5.6)	35.9	30.0	31.8
Interest	48,496	60,873	64,110	(20.3)	(5.0)	14.9	12.1	12.7
Asset management	16,969	6,446	222	163.2	N/M	5.2	1.3	0.0
Other income	2,639	6,856	14,208	(61.5)	(51.7)	0.8	1.4	2.8

Total revenues	345,052	528,067	537,351	(34.7)	(1.7)	105.7	104.7	106.4
Interest expense	18,655	23,689	32,303	(21.3)	(26.7)	5.7	4.7	6.4

Net revenues	326,397	504,378	505,048	(35.3)	(0.1)	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	249,438	329,811	357,904	(24.4)	(7.8)	76.4	65.4	70.9
Occupancy and equipment	33,034	32,482	30,660	1.7	5.9	10.1	6.4	6.0
Communications	25,098	24,772	23,189	1.3	6.8	7.7	4.9	4.6
Floor brokerage and clearance	12,787	14,701	13,292	(13.0)	10.6	3.9	2.9	2.6
Marketing and business development	25,249	26,619	24,664	(5.1)	7.9	7.8	5.3	4.9
Outside services	41,212	34,594	28,053	19.1	23.3	12.6	6.9	5.6
Restructuring-related expense	17,865	–	–	N/M	N/M	5.5	–	–
Goodwill impairment	130,500	–	–	N/M	N/M	40.0	–	–
Other operating expenses	14,821	10,970	(6,062)	35.1	N/M	4.5	2.2	(1.2)

Total non-interest expenses	550,004	473,949	471,700	16.0%	0.5	168.5	94.0	93.4

Income/(loss) from continuing operations before income tax expense/(benefit)	(223,607)	30,429	33,348	N/M	(8.8)	(68.5)	6.0	6.6
Income tax expense/(benefit)	(40,133)	5,790	10,210	N/M	(43.3)	(12.3)	1.1	2.0

Net income/(loss) from continuing operations	(183,474)	24,639	23,138	N/M	6.5	(56.2)	4.9	4.6

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	499	(2,696)	172,287	N/M	N/M	0.1	(0.5)	34.1

Net income/(loss)	$(182,975)	$21,943	$195,425	N/M	(88.8)%	(56.1)%	4.4%	38.7%

N/M — Not Meaningful

8     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2008, we recorded a net loss, including continuing and discontinued operations, of $183.0 million. Net revenues from continuing operations were $326.4 million, a 35.3 percent decline compared to $504.4 million in 2007. In 2008, investment banking revenues decreased 47.2 percent to $159.7 million compared with revenues of $302.4 million in 2007. The financial turmoil in 2008 resulted in reduced revenues in all areas of investment banking. Equity financing revenues contributed to the majority of the decline as the equity capital markets were essentially on hold in the second half of 2008. Institutional brokerage revenues declined 22.6 percent to $117.2 million in 2008, from $151.5 million in 2007. Equity sales and trading revenues increased compared to 2007, but were more than offset by a decline in fixed income sales and trading revenues, primarily due to losses on our tender option bond (“TOB”) program and high yield and structured products. In 2008, net interest income decreased 19.7 percent to $29.8 million, compared with $37.2 million in 2007. The decrease was primarily driven by increased borrowing levels in 2008. In 2008, asset management fees were $17.0 million, almost all of which was generated by FAMCO, which we acquired in September 2007. In 2008, other income decreased to $2.6 million, compared with $6.9 million in 2007, primarily due to losses recorded on our principal investments. Non-interest expenses increased to $550.0 million in 2008, from $473.9 million in 2006. This increase resulted from a $130.5 million pre-tax charge for impairment of goodwill related to our capital markets business, $17.9 million of restructuring-related charges and $8.0 million in incremental expenses associated with FAMCO and Goldbond, which we acquired in September and October 2007, respectively. This increase was offset in part by a decline in compensation and benefits expenses.

For the year ended December 31, 2007, net income, including continuing and discontinued operations, totaled $21.9 million. Net revenues from continuing operations were $504.4 million, essentially flat compared with 2006. In 2007, investment banking revenues increased slightly to $302.4 million as increases in equity financing revenues more than offset the decline in debt financing and advisory services revenues. Institutional brokerage revenues declined 5.6 percent to $151.5 million in 2007, from $160.5 million in 2006. Equity sales and trading revenues were essentially flat compared to 2006. Fixed income sales and trading revenues declined, primarily driven by the turmoil in the financial markets in the last half of 2007. In 2007, net interest income increased to $37.2 million, compared with $31.8 million in 2006. The increase was primarily a result of significantly reduced borrowing needs following the sale of our PCS branch network in August 2006. In 2007, asset management fees were $6.5 million, almost all of which were generated by FAMCO. In 2007, other income was $6.8 million, compared with $14.2 million in 2006, primarily due to a $9.9 million gain in 2006 related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of NYSE Euronext. Non-interest expenses of $473.9 million in 2007 were essentially flat compared with 2006 as a decline in compensation and benefit expenses was offset by a change in litigation reserves. In 2006, we recorded a $21.3 million expense reduction related to litigation reserves pertaining to developments in a specific industry wide litigation matter.

CONSOLIDATED NON-INTEREST EXPENSES

Compensation and Benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, commissions, benefits, stock-based compensation, employment taxes and other employee costs. A substantial portion of compensation expense is comprised of variable incentive arrangements, including discretionary bonuses, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries, and benefits, are more fixed in nature. The timing of bonus payments, which generally occur in February, have a greater impact on our cash position and liquidity, than is reflected in our statements of operations.

In 2008, compensation and benefits expenses decreased 24.4 percent to $249.4 million from $329.8 million in 2007. This decrease was due to lower variable compensation costs resulting from reduced net revenues and profitability partially offset by guarantees of fixed incentive compensation. Compensation and benefits expenses as a percentage of net revenues were 76.4 percent for 2008, compared with 65.4 percent for 2007. At the end of 2008, a significant portion of our guaranteed incentive compensation matured, resulting in a compensation structure that is more variable and better aligned with profitability and revenues for 2009.

Compensation and benefits expenses decreased 7.8 percent to $329.8 million in 2007, from $357.9 million in 2006. This decrease resulted from the adoption of SFAS 123(R) on January 1, 2006, which caused us to recognize in 2006 the unamortized expense for equity awards granted in 2006 as well as an accrual for the equity awards earned in 2006 that were granted in

Piper Jaffray Annual Report 2008     9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2007. Compensation and benefits expenses as a percentage of net revenues were 65.4 percent for 2007, compared with 70.9 percent for 2006.

Occupancy and Equipment – Occupancy and equipment expenses were $33.0 million in 2008, compared with $32.5 million in 2007. The increase was primarily attributable to additional occupancy expenses from our acquisitions of FAMCO and Goldbond in late 2007, offset in part by a decline in base rent as we consolidated existing locations.

In 2007, occupancy and equipment expenses were $32.5 million, compared with $30.7 million in 2006. The increase was driven by higher base rent costs during 2007 associated with new and existing locations, as well as $0.7 million of additional occupancy expense from the acquisitions of FAMCO and Goldbond in September and October 2007, respectively.

Communications – Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third-party market data information. In 2008, communication expenses were $25.1 million, essentially flat compared with 2007.

In 2007, communication expenses were $24.8 million, an increase of 6.8 percent from 2006. The increase was primarily attributable to higher market data service expenses from obtaining expanded services and price increases.

Floor Brokerage and Clearance – Floor brokerage and clearance expenses in 2008 decreased 13.0 percent to $12.8 million, compared with 2007, due to lower expenses associated with accessing electronic communications networks.

In 2007, floor brokerage and clearance expenses increased 10.6 percent to $14.7 million, compared with 2006, due to higher expenses associated with providing after-market support of deal-related stocks.

Marketing and Business Development – Marketing and business development expenses include travel and entertainment and promotional and advertising costs. In 2008, marketing and business development expenses decreased 5.1 percent to $25.2 million, compared with $26.6 million in the prior year. This decrease was a result of a decline in travel costs resulting from significantly lower deal activity in 2008.

In 2007, marketing and business development expenses increased 7.9 percent to $26.6 million, compared with $24.7 million in the prior year. This increase was primarily a result of higher travel costs driven by our international expansion.

Outside Services – Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. In 2008, outside services expenses increased to $41.2 million, compared with $34.6 million in 2007. This increase was primarily due to the write-off of legal expenses for equity financings that were not completed because of the deterioration in the capital markets, incremental costs related to the 2007 acquisitions of FAMCO and Goldbond and fees incurred to secure the revolving credit facility that we entered into in the first quarter of 2008. Partially offsetting these increases was a decline in professional fees incurred in connection with implementation of a new back office system.

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

Restructuring-Related Expense – During 2008, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a pre-tax restructuring charge of $17.9 million, consisting of $12.5 million in severance costs resulting from a reduction of approximately 230 employees, $5.0 million related to leased office space and $0.4 million of other restructuring-related expenses.

Goodwill Impairment – During the fourth quarter of 2008, we completed our annual goodwill impairment testing, which resulted in a non-cash goodwill impairment charge of $130.5 million to our capital markets reporting unit. The charge primarily relates to the goodwill resulting from our 1998 acquisition by U.S. Bancorp, which was retained by us when we spun off as a separate public company on December 31, 2003.

Other Operating Expenses – Other operating expenses include insurance costs, license and registration fees, expenses related to our charitable giving program, amortization of intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. In 2008, other operating expenses increased to $14.8 million, compared with $11.0 million in 2007. This increase was primarily due to incremental costs associated with FAMCO and Goldbond, which we

10     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

acquired in late 2007 as well as increased litigation-related expenses.

Other operating expenses increased to $11.0 million in 2007, compared with a benefit of $6.1 million in 2006. In the fourth quarter of 2006, we reduced a $21.3 million litigation reserve related to developments in a specific industry-wide litigation matter, which caused the significant increase in 2007 in other operating expenses, compared with 2006.

Income Taxes – In 2008, our provision for income taxes from continuing operations was a benefit of $40.1 million, an effective tax rate of 18.0 percent, compared with $5.8 million, an effective tax rate of 19.0 percent, for 2007, and compared with $10.2 million, an effective tax rate of 30.6 percent, for 2006. The decreased effective tax rate in 2008 was primarily attributable to the non-taxable portion of the goodwill impairment charge related to our capital markets business. The decreased effective tax rate in 2007 compared with 2006 was primarily attributable to an increase in the ratio of net municipal interest income, which is non-taxable, to total taxable income.

NET REVENUES FROM CONTINUING OPERATIONS (DETAIL)

				PERCENT INC/(DEC)
FOR THE YEAR ENDED DECEMBER 31,				2008	2007
(Dollars in thousands)	2008	2007	2006	v 2007	v 2006

		(Restated)	(Restated)
Net revenues:
Investment banking
Financing
Equities	$40,845	$141,981	$124,304	(71.2)%	14.2%
Debt	63,125	80,045	82,880	(21.1)	(3.4)
Advisory services	68,523	89,449	97,225	(23.4)	(8.0)

Total investment banking	172,493	311,475	304,409	(44.6)	2.3

Institutional sales and trading
Equities	129,867	119,688	120,341	8.5	(0.5)
Fixed income	6,295	61,122	70,115	(89.7)	(12.8)

Total institutional sales and trading	136,162	180,810	190,456	(24.7)	(5.1)

Asset management	16,969	6,446	222	163.2	N/M

Other income	773	5,647	9,961	(86.3)	(43.3)

Total net revenues	$326,397	$504,378	$505,048	(35.3)%	(0.1)%

N/M — Not meaningful

Investment banking revenues comprise all the revenues generated through financing and advisory services activities including derivative activities that relate to debt financing. To assess the profitability of investment banking, we aggregate investment banking fees with the net interest income or expense associated with these activities.

Industry-wide market conditions eroded during 2008, significantly reducing activity in equity financings, mergers and acquisitions and public finance. Given these challenging market conditions, investment banking revenues decreased to $172.5 million in 2008, compared with $311.5 million in 2007. In 2008, equity underwriting revenues decreased 71.2 percent to $40.8 million due to a decrease in the number of completed transactions. During 2008, we completed 42 equity financings, raising $6.5 billion in capital (excluding the $19.7 billion of capital raised from the VISA initial public offering, on which we were a co-lead manager) compared with 117 equity financings, raising $17.5 billion in capital, during 2007. We were the bookrunner on 11 of these transactions in 2008 compared with 28 in 2007. Debt financing revenues in 2008 decreased 21.1 percent to $63.1 million due to a decline in public finance revenues. During 2008 we completed 347 tax-exempt issues with a total par value of $7.3 billion compared with 420 tax-exempt issues with a total par value of $6.8 billion, during 2007. In 2008, advisory services revenues decreased 23.4 percent to $68.5 million due to a decline in revenues from mergers and acquisition activity, including a decrease in aggregate transaction enterprise

Piper Jaffray Annual Report 2008     11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

values from $15.7 billion in 2007 to $11.6 billion in 2008. We expect continued market uncertainty to negatively impact our investment banking revenues in 2009.

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

In 2008, institutional sales and trading revenues decreased 24.7 percent to $136.2 million, compared with $180.8 million in 2007. Equity institutional sales and trading revenues increased 8.5 percent to $129.9 million in 2008, compared with the prior year. Increased volumes and volatility benefited equity institutional sales and trading revenues during 2008, but we anticipate a decline in trading revenues in 2009 due to reduced commissions from lower asset valuations and fewer institutional market participants. Fixed income institutional sales and trading revenues decreased 89.7 percent to $6.3 million in 2008, compared with $61.1 million in 2007 due to severe market conditions throughout 2008. Municipal sales and trading, municipal proprietary trading, and taxable sales and trading revenues were strong and in aggregate doubled from the previous year. However, these gains were more than offset by losses within high yield and structured products and the TOB program. The losses associated with our TOB program are largely isolated to 2008. We have substantially reduced our overall position as we exit this program. For additional information related to our TOB program, refer to “Off-balance Sheet Arrangements” below.

In 2008, asset management fees increased to $17.0 million compared with $6.4 million in 2007 due primarily to a full year of activity in 2008 by FAMCO, which we acquired in September 2007. Asset management fees also include management fees from our private equity funds.

Other income/loss includes gains and losses from our investments in private equity and venture capital funds, other firm investments and income associated with the forfeiture of stock-based compensation. In addition, other income/loss included interest expense from our subordinated debt prior to its repayment in August 2006. In 2008, other income totaled $0.8 million, compared with $5.6 million in 2007. This decrease relates primarily to losses associated with our investments in private equity, venture funds and other firm investments.

Despite challenging market conditions in the last half of 2007, investment banking revenues increased to $311.5 million, compared with $304.4 million in 2006. Increased equity financing revenues more than offset lower advisory services revenues and slightly lower debt financing revenues. In 2007, equity underwriting revenues increased 14.2 percent to $142.0 million due to an increase in the number of completed transactions. During 2007, we completed 117 equity financings, raising $17.5 billion in capital for our clients, compared with 102 equity financings, raising $13.9 billion in capital, during 2006. Debt financing revenues in 2007 decreased 3.4 percent to $80.0 million. In 2007, advisory services revenues decreased 8.0 percent to $89.4 million due to a decline in domestic mergers and acquisition revenues. Lower average revenues per transaction in the U.S. more than offset the increase in merger and acquisitions revenues contributed by our international operations.

In 2007, institutional sales and trading revenues decreased 5.1 percent to $180.8 million, compared with $190.5 million in 2006. Equity institutional sales and trading revenues were flat at $119.7 million in 2007, compared with the prior year. Increased revenues from the acquisition of Goldbond and higher proprietary trading gains were offset by a decline in convertible revenues. Fixed income institutional sales and trading revenues decreased 12.8 percent to $61.1 million in 2007, compared with $70.1 million in 2006 due to lower revenues in taxable products and high-yield and structured products.

In 2007, asset management fees were $6.4 million due primarily to the business of FAMCO, which we acquired in September 2007. Asset management fees also include management fees from our private equity funds.

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

12     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

generated primarily through the receipt of commissions earned on equity and fixed income transactions and for distribution of mutual funds and annuities, fees earned on fee-based client accounts and net interest from customers’ margin loan balances.

In 2008, discontinued operations recorded net income of $0.5 million, which primarily related to a PCS legal settlement offset by changes in estimates on leased office space. We may incur discontinued operations expense or income in future periods related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to occupancy and severance restructuring charges if the facts that support our estimates change. See Note 4 and Note 17 to our consolidated financial statements for further discussion of our discontinued operations and restructuring activities.

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

Piper Jaffray Annual Report 2008     13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. Even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security’s fair value. For example, we assume that the size of positions that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the current estimated fair value.

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

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities Level I measurement) and the lowest priority to unobservable inputs Level III measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Instruments that trade infrequently and therefore have little or no price transparency are classified within Level III based on the results of our price verification process. The Company’s Level III assets were $46.6 million, or 7.6 percent of financial instruments measured at fair value. This balance primarily consists of auction rate securities where the market has ceased to function and asset-back securities, principally collateralized by aircraft that have experienced low volumes of executed transactions, such that unobservable inputs had to be utilized for the fair value measurements of these instruments. Our auction rate securities are valued at par based upon our expectations of issuer refunding plans. Asset-backed securities are valued using cash flow models that utilize unobservable inputs that include airplane lease rates, maintenance costs and airplane liquidation proceeds.

During 2008, we recorded net sales of $158.2 million of Level III assets. This reduction was primarily the result of auction-rate securities being restructured into something more market-acceptable increasing the salability of these securities. Our valuation adjustments (realized and unrealized) decreased Level III assets by $32.1 million due to a decline in valuations of asset backed securities and realized losses on our TOB residual interests. Additionally, there was $0.2 million of net transfers out of Level III assets during 2008.

At December 31, 2008 Level III liabilities included $0.4 million of private equity investments.

GOODWILL AND INTANGIBLE ASSETS

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value as required by Statement of Financial Accounting Standards No. 141, “Business Combinations.” Determining the fair value of assets and liabilities acquired requires certain management estimates. In 2007, we recorded $34.1 million of goodwill and $18.0 million of identifiable intangible assets related to the acquisition of FAMCO. We recorded an additional $6.3 million of goodwill in 2008 related to FAMCO in accordance with performance conditions set forth in the purchase agreement. In 2007, we recorded $19.2 million of goodwill related to the acquisition of Goldbond. At December 31, 2008, we had goodwill of $160.6 million. Of this goodwill balance, $105.5 million is a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp.

14     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we are required to perform impairment tests of our goodwill and indefinite-lived intangible assets annually and on an interim basis when certain events or circumstances exist. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our two principal reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value.

As noted above, the initial recognition of goodwill and other intangible assets and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Our estimated cash flows typically extend for five years and, by their nature, are difficult to determine over an extended time period. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology, discount rates and market conditions. To assess the reasonableness of cash flow estimates and validate assumptions used in our estimates, we review historical performance of the underlying assets or similar assets. In assessing the fair value of our reporting units, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows.

We completed our annual goodwill impairment testing as of November 30, 2008, which resulted in a non-cash goodwill impairment charge of $130.5 million. The charge relates to our capital markets reporting unit and primarily pertains to goodwill created from the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp, which was retained by us when we spun-off from U.S. Bancorp on December 31, 2003. The factors used by us in estimating our capital markets reporting unit fair value included the following factors: our market capitalization, a discounted cash flow model, public market comparables and multiples of recent mergers and acquisitions. Our market capitalization was measured based on the average closing price for Piper Jaffray Companies common stock over the month of November 2008 and was adjusted to include an estimate for a control premium. Our discounted cash flow model was based on our five year plan and included an estimated terminal value based upon historical transaction valuations. Public market industry peers were valued based on revenues and tangible common equity. Recent mergers and acquisitions were not a significant factor in the 2008 goodwill evaluation. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations in the factors discussed above.

Further deterioration in economic or market conditions during future periods could result in additional impairment charges, which could materially adversely affect the results of operations in that period.

Our annual goodwill impairment testing resulted in no impairment associated with our asset management reporting unit, principally comprised of FAMCO. In addition, we tested the definite-lived intangible assets acquired as part of the FAMCO acquisition and concluded there was no impairment.

STOCK-BASED COMPENSATION

As part of our compensation to employees and directors, we use stock-based compensation, consisting of restricted stock and stock options. Prior to January 1, 2006, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The fair value method required stock based compensation to be expensed in the consolidated statement of operations at their fair value, net of estimated forfeitures.

Piper Jaffray Annual Report 2008     15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R) requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value over the service period of the award.

Compensation paid to employees in the form of restricted stock or stock options is generally accrued or amortized on a straight-line basis over the required service period of the award and is included in our results of operations as compensation expense. The majority of these awards have a three-year cliff vesting schedule. The majority of our restricted stock and option grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. These post-termination restrictions do not meet the criteria for an in-substance service condition as required by SFAS 123(R). Accordingly, such restricted stock and option grants are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding our annual February equity grant. If any of these awards are cancelled, the lower of the fair value at grant date or the fair value at the date of cancellation is recorded within other income in the consolidated statements of operations.

In 2008, we granted performance-based restricted stock awards. The restricted shares are amortized on a straight-line basis over the period we expect the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated compensation expense accounted for using a cumulative effect adjustment.

Stock-based compensation granted to our non-employee directors is in the form of common shares of Piper Jaffray Companies stock and/or fully vested stock options. Stock-based compensation paid to directors is immediately expensed and is included in our results of operations as outside services expense as of the date of grant.

In determining the estimated fair value of stock options, we use the Black-Scholes option-pricing model. This model requires management to exercise judgment with respect to certain assumptions, including the expected dividend yield, the expected volatility, and the expected life of the options. The expected dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for grants subsequent to December 31, 2006 is derived from a combination of our historical data and industry comparisons, as we have limited information on which to base our volatility estimates because we have only been a public company since the beginning of 2004. The expected volatility assumption for grants prior to December 31, 2006 were based solely on industry comparisons. The expected life of options assumption is derived from the average of the following two factors: industry comparisons and the guidance provided by the SEC in Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 allows the use of an “acceptable” methodology under which we can take the midpoint of the vesting date and the full contractual term. We believe our approach for calculating an expected life to be an appropriate method in light of the limited historical data regarding employee exercise behavior or employee post-termination behavior. Additional information regarding assumptions used in the Black-Scholes pricing model can be found in Note 21 to our consolidated financial statements.

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

As part of the asset purchase agreement for the sale of our PCS branch network to UBS that closed in August

16     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2006, we have retained liabilities arising from regulatory matters and certain PCS litigation arising prior to the sale. Adjustments to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves and the assumption by UBS of certain liabilities of the PCS business and our indemnification obligations to UBS, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification available to us, the results of operations in that period could be materially adversely affected.

INCOME TAXES

We file a consolidated U.S. federal income tax return, which includes all of our qualifying subsidiaries. We also are subject to income tax in various states and municipalities and those foreign jurisdictions in which we operate. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are provided for temporary differences in reporting certain items, principally, amortization of share-based compensation. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. We believe that our future taxable profits will be sufficient to recognize our U.S. deferred tax assets.

We establish reserves for uncertain income tax positions in accordance with FIN 48 when, it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Significant judgment is required in evaluating uncertain tax positions. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change.

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

The majority of our tangible assets consist of assets readily convertible into cash. Financial instruments and other inventory positions are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with customers and brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible and maximize our lower-cost financing alternatives. Our assets are financed by our cash flows from operations, equity capital, proceeds from securities sold under agreements to repurchase and bank lines of credit. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

Certain market conditions can impact the liquidity of our inventory positions requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results. Turmoil in the credit markets late in the third quarter of 2008 disrupted traditional sources of liquidity for variable rate demand notes. This disruption initially resulted in us purchasing, for our own account, additional variable rate demand notes that we remarket thereby increasing our funding needs. Ultimately, we began putting these securities back, and instructing our clients to put them back, to the financial institutions that provide liquidity guarantees for these securities. During the fourth quarter of 2008 credit markets normalized for variable rate demand notes and we have experienced trading activity and inventory levels consistent with historical trends.

Piper Jaffray Annual Report 2008     17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The credit market turmoil also impacted our tender option bond program in the third quarter of 2008 and as a result we decided to discontinue the program as we believe that the TOB trusts will not have long-term lives as we originally expected. This decision was based on the trusts’ liquidity provider deciding to exit this business and discontinue providing liquidity and the belief that the variable rate municipal trust certificates that support our program will no longer be a consistent source of funding. A reduction in the variable rate municipal trust certificates without a corresponding liquidation of the underlying bonds results in the need for additional funding that would require financing through our overnight bank lines or repurchase agreements. For further discussion of our liquidity, market and credit risk related to variable rate certificates issued from trusts as part of our tender option bond program, refer to “Off-Balance Sheet Arrangements” below. For further discussion of our liquidity, market and credit risks related to variable rate demand notes, refer to “Enterprise Risk Management” below.

A significant component of our employees’ compensation is paid in an annual discretionary bonus. The timing of these bonus payments, which generally are paid in February, has a significant impact on our cash position and liquidity when paid.

We currently do not pay cash dividends on our common stock.

On April 16, 2008, we announced that our board of directors had authorized the repurchase of up to $100 million in shares of our common stock. The share repurchase program will help us manage our equity capital relative to the growth of our business and offset, in part, the dilutive effect of employee equity-based compensation. The program expires on June 30, 2010. In 2008, we repurchased $15 million of our shares of common stock under this authorization which equaled 444,225 shares at an average price of $33.75.

We may add capital in 2009 to facilitate certain of our growth initiatives, depending upon availability and pricing.

CASH FLOWS

Cash and cash equivalents decreased $100.5 million to $49.8 million at December 31, 2008 from 2007. Operating activities provided cash of $62.1 million due to cash received from a reduction in net financial instruments and other inventory positions owned as we reduced our inventory positions during 2008 to reduce our market exposure. Partially offsetting this fluctuation was our net operating loss, the majority of which resulted from a non-cash goodwill impairment charge. Investing activities used $8.7 million of cash for the payment to FAMCO in accordance with performance conditions set forth in the purchase agreement and the purchase of fixed assets. Cash of $153.5 million was used in financing activities due in part to a $139.5 million decrease in secured financing activities and $23.8 million utilized to repurchase common stock.

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

FUNDING SOURCES

Short-term funding is obtained through the use of repurchase agreements and bank loans and are typically collateralized by the firm’s securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate. We have available both committed and uncommitted short-term financing with a diverse group of banks.

Uncommitted Lines – Our uncommitted secured lines total $285 million with four banks. These secured lines are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. Collateral limitations could reduce the amount of funding available under these secured lines. We also have a $100 million uncommitted unsecured facility with one of these banks. We use

18     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

these credit facilities in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under these facilities varies daily based on our funding needs. These uncommitted lines are discretionary and are not a commitment by the bank to provide an advance under the line. For example, these lines are subject to approval by the respective bank each time an advance is requested and advances may be denied. We continue to manage our relationships with all the banks that provide these uncommitted facilities in order to have appropriate levels of funding for our business.

Committed Lines – Our committed line is a $250 million revolving secured credit facility. We use this credit facility in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under the facility varies daily based on our funding needs. Advances under this facility are secured by certain marketable securities. However, of the $250 million in financing available under this facility, $125 million may only be drawn with specific municipal securities as collateral. The facility includes a covenant that requires us to maintain a minimum net capital of $180 million, and the unpaid principal amount of all advances under the facility will be due on September 25, 2009.

Average net repurchase agreements (excluding repurchase agreements used to facilitate economic hedges) of $171 million and $122 million and short-term bank loans of $68 million and $10 million in 2008 and 2007, respectively, were primarily used to finance inventory as well as customer and trade-related receivables. On December 31, 2008, we had $9 million outstanding in short-term bank financing.

On December 31, 2007, U.S. Bank N.A. agreed to provide up to $50 million in temporary subordinated debt upon approval by the Financial Industry Regulatory Authority (“FINRA”). This facility was not used during 2008, expired on December 26, 2008 and was not renewed.

On February 19, 2008, we also entered into a $600 million revolving credit facility with U.S. Bank N.A. pursuant to which we were permitted to request advances to fund certain short-term municipal securities. Interest was payable monthly, and the unpaid principal amount of all advances was due August 19, 2008. All advances were repaid as of August 19, 2008. We determined we no longer needed this credit facility and it was not renewed.

We currently do not have a credit rating, which may adversely affect our liquidity and increase our borrowing costs by limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The following table summarizes the contractual amounts at December 31, 2008 in total and by remaining maturity. Excluded from the table are a number of obligations recorded in the consolidated statements of financial condition that generally are short-term in nature, including secured financing transactions, trading liabilities, short-term borrowings and other payables and accrued liabilities.

		2010	2012	2014
		through	through	and
(Dollars in millions)	2009	2011	2013	thereafter	Total

Operating lease obligations	17.4	28.1	21.8	10.7	78.0
Purchase commitments	13.4	14.8	11.8	0.1	40.1
Fund commitments(a)	–	–	–	–	3.7
FAMCO contingent consideration(b)	–	–	–	–	–

(a)	The fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

(b)	The acquisition of FAMCO included the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The amount of the three annual payments (assuming the revenue run-rate threshold has been met) will be equal to a percentage of earnings before income taxes, depreciation and amortization for the previous year. We made a payment of additional cash consideration of $6.3 million in 2008. The percentage in 2009 and 2010 is 110%. We are unable to make reasonably reliable estimates for the amount of these annual payments, if any.

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

Piper Jaffray Annual Report 2008     19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The amounts presented in the table above may not necessarily reflect our actual future cash funding requirements, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2008, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $10.2 million of unrecognized tax benefits have been excluded from the contractual table above. See Note 24 to the consolidated financial statements for a discussion of income taxes.

CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of FINRA, our U.S. broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of FINRA. We expect that these provisions will not impact our ability to meet current and future obligations. We also are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. At December 31, 2008, our net capital under the SEC’s Uniform Net Capital Rule was $210.5 million, and exceeded the minimum net capital required under the SEC rule by $209.5 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction of our capital would curtail many of our revenue producing activities.

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

Off-Balance Sheet Arrangements

In the ordinary course of business we enter into various types of off-balance sheet arrangements including certain reimbursement guarantees meeting the FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), definition of a guarantee that may require future payments. The following table summarizes our off-balance-sheet arrangements at December 31, 2008 and 2007 as follows:

20     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXPIRATION PER PERIOD AT DECEMBER 31,			2011-	2013-		Total Contractual Amount December 31,
(Dollars in thousands)	2009	2010	2012	2014	Later	2008	2007
Matched-book derivative contracts(1)(2)	$40,295	$–	$–	$75,430	$6,860,364	$6,976,089	$6,967,869
Derivative contracts excluding matched-book derivatives(2)	–	–	15,000	32,070	213,485	260,555	562,706
Loan commitments	–	–	–	–	–	–	–
Private equity and other principal investments	–	–	–	–	–	3,694	4,900

(1)	Consists of interest rate swaps. We have minimal market risk related to these matched-book derivative contracts, however, we do have counterparty risk with one major financial institution, which is mitigated by collateral deposits. In addition, we have a limited number of counterparties (contractual amount of $254.4 million at December 31, 2008) who are not required to post collateral. Based on market movements, the uncollateralized amounts representing the fair value of the derivative contract can become material, exposing us to the credit risk of these counterparties. As of December 31, 2008, we had $42.4 million of credit exposure with these counterparties, including $20.9 million of credit exposure with one counterparty.

(2)	We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional or contract amount overstates the expected payout. At December 31, 2008 and 2007, the net fair value of these derivative contracts approximated $21.8 million and $18.4 million, respectively.

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

We enter into derivative contracts in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to hedge the interest rate and market value risks associated with our security positions. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. For a complete discussion of our activities related to derivative products, see Note 5, “Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased,” in the notes to our consolidated financial statements.

SPECIAL PURPOSE ENTITIES

We enter into arrangements with various special-purpose entities (“SPEs”). SPEs may be corporations, trusts or partnerships that are established for a limited purpose. There are two types of SPEs – qualified SPEs (“QSPEs”) and variable interest entities (“VIEs”). A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our involvement with QSPEs relates to securitization transactions related to our tender option bond program in which highly rated fixed rate municipal bonds are sold to a SPE that qualifies as a QSPE under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a Replacement of FASB Statement No. 125,” (“SFAS 140”). In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs. We recognize the retained interests we hold in the QSPEs at fair value. We derecognize financial assets transferred to QSPEs, provided we have surrendered control over the assets.

The sale of municipal bonds into an SPE trust as part of our TOB program was funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. We have contracted with a major third-party financial institution who acts as the liquidity provider for our tender option bond trusts and we have agreed to reimburse the liquidity provider for any losses associated with providing liquidity to the trusts. This liquidity provider has the ability to terminate its agreement and in the third quarter of 2008 the liquidity provider to all of our trusts notified us they will be exiting this line of business in 2009.

In the third quarter of 2008, we made the determination that 23 securitization vehicles (“Securitized Trusts”) formerly meeting the definition of QSPE’s no longer qualified for off-balance sheet accounting treatment, because we believed it was probable that we

Piper Jaffray Annual Report 2008     21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

would have material involvement with the Securitized Trusts under the terms of our reimbursement obligation to the liquidity provider for the Securitized Trusts. Our obligation under the reimbursement agreement became probable due to severe dislocation in the municipal securities market in the third quarter of 2008. The severe turmoil in the broader debt financial markets created an imbalance in the supply and demand for municipal securities, which resulted in TOB values declining to a value that was less than the outstanding trust certificates, making it probable that we would be obligated to reimburse the liquidity provider for losses under the terms of our reimbursement agreement. We were not able to replace the loss of our liquidity provider (who is exiting the business) at economically viable pricing and made the determination that the variable rate trust certificates will not provide a consistent source of funding for the trusts. We liquidated 19 Securitized Trusts in the fourth quarter of 2008 and expect to liquidate an additional 7 Securitized Trusts in early 2009. We have no plans to continue with our TOB program after the remaining trusts are liquidated.

SPEs that do not meet the QSPE criteria because their permitted activities are not limited sufficiently or control remains with one of the owners are referred to as VIEs. Under FIN 46(R), we consolidate a VIE if we are the primary beneficiary of the entity. The primary beneficiary is the party that either (i) absorbs a majority of the VIEs expected losses; (ii) receives a majority of the VIEs expected residual returns; or (iii) both. At December 31, 2008 we are party to a total of seven TOB securitizations whereby control remained with one of the owners and we are the primary beneficiary of the VIE. Accordingly, we have recorded an asset for the underlying bonds of $84.6 million (par value $113.6 million) and a liability for the certificates sold by the trusts for $88.0 million as of December 31, 2008. See Note 7, “Securitizations,” in the notes to our consolidated financial statements for a complete discussion of our securitization activities.

In addition, we have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in private or public equity securities and various partnership entities. We commit capital or act as the managing partner or member of these entities. Some of these entities are deemed to be VIEs. For a complete discussion of our activities related to these types of partnerships, see Note 8, “Variable Interest Entities,” to our consolidated financial statements included in our Annual Report to Shareholders on Form 10-K for the year ended December 31, 2008.

LOAN COMMITMENTS

We may commit to short-term bridge-loan financing for our clients or make commitments to underwrite corporate debt. We had no loan commitments outstanding at December 31, 2008.

PRIVATE EQUITY AND OTHER PRINCIPAL INVESTMENTS

We have committed capital to certain non-consolidated private-equity funds. These commitments have no specified call dates.

OTHER OFF-BALANCE SHEET EXPOSURE

Our other types of off-balance-sheet arrangements include contractual commitments and guarantees. For a discussion of our activities related to these off-balance sheet arrangements, see Note 16, “Contingencies, Commitments and Guarantees,” to our consolidated financial statements.

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

22     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Equity Price Risk – Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in the U.S. and European markets on both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the notional level of our inventory and by managing net position levels with those limits.

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

VALUE-AT-RISK

Value-at-Risk (“VaR”) is the potential loss in value of our trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We perform a daily VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds, exchange traded options, and all associated economic hedges. These positions encompass both customer-related activities and proprietary investments. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes and individual securities.

In the first quarter of 2008, we changed the underlying methodology used to calculate our VaR from a historical simulation model to a Monte Carlo simulation model after implementing a new market risk management system. Historical simulation assumes that returns in the future will have the same distribution they had in the past. Monte Carlo simulation, in comparison, generates scenarios of random market moves and revalues the portfolio given each of those market moves. We believe that a Monte Carlo simulation is an enhanced VaR methodology. In addition, the Monte Carlo simulation model can better account for options and other instruments that contain optionality. The new system also provides us with better modeling of the correlations among all of our asset classes. All prior year data has been restated to reflect the change in methodology.

Model-based VaR derived from simulation has inherent limitations including: reliance on historical data to predict future market risk; VaR calculated using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day; and published VaR results reflect past trading positions while future risk depends on future positions.

The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable,

Piper Jaffray Annual Report 2008     23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

different assumptions and approximations could produce materially different VaR estimates.

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

The following table quantifies the empirical VaR for each component of market risk at the dates indicated:

At December 31,
(Dollars in thousands)	2008	2007

Interest Rate Risk	$2,494	$2,085
Equity Price Risk	334	448
Diversification Effect(1)	(416)	(736)

Total Value-at-Risk	$2,412	$1,797

(1)	Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated.

We view average VaR over a period of time as more representative of trends in the business than VaR at any single point in time. The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended December 31, 2008.

FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)	High	Low	Average

Interest Rate Risk	$4,357	$554	$1,956
Equity Price Risk	1,836	78	489
Diversification Effect(1)			(602)
Total Value-at-Risk	3,704	584	1,843

(1)	Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated. Because high and low VaR numbers for these risk categories may have occurred on different days, high and low numbers for diversification benefit would not be meaningful.

Supplementary measures employed by Piper Jaffray to monitor and manage market risk exposure include the following: net market position, duration exposure, option sensitivities, and inventory turnover. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals.

The aggregate VaR as of December 31, 2008 increased compared to levels reported as of December 31, 2007 due to increased market volatility and lower correlations, as well as the increase in municipal exposure related to the TOB program that was brought on-balance sheet at the end of the third quarter of 2008 and managed throughout the fourth quarter of 2008. We continue to manage the TOB program assets as part of our overall risk management metrics and limits.

In early 2009 our aggregate VaR is relatively lower with respect to the levels reported as of December 31, 2008.

LIQUIDITY RISK

Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for substantially longer than we had planned. Our inventory positions subject us to potential financial losses from the reduction in value of illiquid positions.

We are also exposed to liquidity risk in our day-to-day funding activities. We have a relatively low leverage ratio of 1.7 as of December 31, 2008 and net capital of $210.5 million in our U.S. broker dealer as of December 31, 2008. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products. For

24     Piper Jaffray Annual Report 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

example, our treasury department actively manages the use of repurchase agreements and secured and unsecured bank borrowings each day depending on pricing, availability of funding, available collateral and lending parameters from any one of these sources. We also added a committed bank line to our funding sources during the third quarter of 2008 to further manage liquidity risk.

In addition to managing our capital and funding, the treasury department oversees the management of net interest income risk and the overall use of our capital, funding, and balance sheet.

As discussed within “Liquidity, Funding and Capital Resources” above, the turmoil in the credit markets during 2008 disrupted traditional sources of liquidity for variable rate demand notes, auction rate municipal securities and variable rate municipal trust certificates, which support our tender option bond program.

We currently act as the remarketing agent for approximately $7.5 billion of variable rate demand notes, which all have a financial institution providing a liquidity guarantee. As remarketing agent for our clients’ variable rate demand notes, we are the first source of liquidity for sellers of these instruments. At certain times, demand from buyers of variable rate demand notes is less than the supply generated by sellers of these instruments. In times of supply and demand imbalance we may (but are not obligated to) facilitate liquidity by purchasing variable rate demand notes from sellers for our own account. Our liquidity risk related to variable rate demand notes is ultimately mitigated by our ability to tender these securities back to the financial institution providing the liquidity guarantee. We experienced this supply and demand imbalance during the third quarter of 2008 and began tendering these securities back to the financial institutions that provide liquidity guarantees for these securities. During the fourth quarter of 2008, credit markets normalized for variable rate demand notes and we have experienced trading activity and inventory levels consistent with historical trends.

We currently act as the broker-dealer for approximately $231 million of auction rate municipal securities, all of which are insured by monolines. Demand by investors for auction rate securities backed by certain monoline insurers declined significantly in the first quarter of 2008 and we increased our inventory positions in early 2008 in an effort to facilitate liquidity. The market for auction rate securities has ceased to function and as a result we have been working with the underlying municipal issuers to restructure their outstanding auction rate debt into something more market-acceptable. As of February 20, 2009, our inventory position was reduced to $18 million in these securities.

As of December 31, 2008, our tender option bond program had securitized $113.6 million in par value ($84.6 million in market value) of municipal bonds in 7 trusts. Each municipal bond is sold into a trust that is funded by the sale of variable rate municipal trust certificates to institutional customers seeking variable rate tax-free investment products. We act as the remarketing agent for all of these trusts. The credit market turmoil impacted our TOB program in the third quarter of 2008 and as a result we decided to discontinue the program as we believe that the TOB trusts will not have long-term lives as we originally expected. This decision was based on the trusts’ liquidity provider deciding to discontinue providing liquidity and the belief that the variable rate municipal trust certificates that support our program will no longer be a consistent source of funding. A reduction in the variable rate municipal trust certificates without a corresponding liquidation of the underlying bonds, results in additional funding needs that need to be financed through our overnight bank lines or repurchase agreements. In certain cases we anticipate retaining the underlying bonds for a period of time. Discontinuing the TOB program meets two key objectives during this time of market turmoil. First, it removes a potential funding risk to the existing TOB program, and second it helps manage our overall municipal exposure prudently relative to the overall risk framework that we maintain for the firm. See “Off-Balance Sheet Arrangements – Special Purpose Entities” above, for further discussion of our TOB program.

CREDIT RISK

Credit risk in our business arises from potential non-performance by counterparties, customers, borrowers or issuers of securities we hold in our trading inventory. The global credit crisis also has created increased credit risk, particularly counterparty risk, as the interconnectedness of the financial markets has caused market participants to be impacted by systemic pressure, or contagion, that results from the failure or expected failure of large market participants.

We maintain counterparty credit exposure with six non-publicly rated municipalities totaling $42.4 million at December 31, 2008. This counterparty credit exposure is part of our matched-book derivative program, consisting primarily of interest rate swaps. One derivative counterparty represents 49 percent or $20.9 million in credit exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the

Piper Jaffray Annual Report 2008     25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

contracts and is monitored regularly by our market and credit risk committee.

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

Credit exposure associated with our customer margin accounts in the U.S. and Hong Kong is monitored daily. Our risk management functions have created credit risk policies establishing appropriate credit limits and collateralization thresholds for our customers utilizing margin lending. In the fourth quarter of 2008, we elected to exit the Hong Kong retail business, which will reduce our margin lending exposure in 2009.

Credit exposure associated with our bridge-loan financings is monitored regularly by our market and credit risk committee. Bridge-loan financings that have been funded are recorded in other assets at amortized cost on the consolidated statement of financial condition. At December 31, 2008 we had two bridge-loan financings funded totaling $19.8 million. One bridge loan totaling $11.9 million is in default as of December 31, 2008; however, we currently believe that the value of our secured collateral exceeds $11.9 million and accordingly we have not recorded an impairment loss on this loan as of December 31, 2008.

Our risk management functions review risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities, derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty ratings and potential levels of activity. In the third quarter of 2008 a major investment bank, Lehman Brothers Holdings Inc. (“Lehman”), filed for bankruptcy protection exposing us to $3.0 million in unsecured receivables for which we are fully reserved.

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

We also are exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer’s credit rating or the market’s perception of the issuer’s credit worthiness.

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

26     Piper Jaffray Annual Report 2008

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. These forward-looking statements cover, among other things, statements made about general economic and market conditions, our current deal pipelines, the environment and prospects for capital markets transactions and activity, management expectations, anticipated financial results (including expectations regarding revenue and expense levels, the compensation ratio, and break-even performance), liquidity and capital resources, expectations regarding inventory positions, changes in our accounting policy related to stock-based compensation, our financial restatement, or other similar matters. These statements involve inherent risks and uncertainties, both known and unknown, and important factors could cause actual results to differ materially from those anticipated or discussed in the forward-looking statements including (1) market and economic conditions or developments may be unfavorable, including in specific sectors in which we operate, and these conditions or developments (including market fluctuations or volatility) may adversely affect the environment for capital markets transactions and activity and our business, revenue levels and profitability, (2) the volume of anticipated investment banking transactions as reflected in our deal pipelines (and the net revenues we earn from such transactions) may differ from expected results if any transactions are delayed or not completed at all or if the terms of any transactions are modified, (3) we may not be able to compete successfully with other companies in the financial services industry, (4) our ability to manage expenses to attain break-even performance at reduced revenue levels may be limited by the fixed nature of certain expenses as well as the impact from unanticipated expenses during the year, (5) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (6) an inability to readily divest or transfer inventory positions may result in future inventory levels that differ from management’s expectations and potential financial losses from a decline in value of illiquid positions, (7) the use of estimates and valuations in the application of our accounting policies, particularly our critical accounting policies, require significant estimation and judgment by management, (8) the results of the audit of our restated financial information could require adjustments to such information, and (9) the other factors described under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as well as those factors discussed under “External Factors Impacting Our Business” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2008, and updated in our subsequent reports filed with the SEC (available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov). Forward-looking statements speak only as of the date they are made, and readers are cautioned not to place undue reliance on them. We undertake no obligation to update them in light of new information or future events.

Piper Jaffray Annual Report 2008     27

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Piper Jaffray Companies

28     Piper Jaffray Annual Report 2008

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2008.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Jaffray Companies included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2008. Their report, which expresses an unqualified opinion on the effectiveness of Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2008, is included herein.

Piper Jaffray Annual Report 2008     29

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited Piper Jaffray Companies’ (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Piper Jaffray Companies and our report dated February 27, 2009, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 27, 2009

30     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies (the Company) as of December 31, 2008, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2008, 2007 and 2006 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements as of December 31, 2007 and 2006 and for the years then ended were restated as discussed in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Piper Jaffray Companies’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report, dated February 27, 2009, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 27, 2009

Piper Jaffray Annual Report 2008     31

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	December 31,	December 31,
(Amounts in thousands, except share data)	2008	2007	2006

		(Restated)	(Restated)
Assets
Cash and cash equivalents	$49,848	$150,348	$39,903
Cash and cash equivalents segregated for regulatory purposes	20,005	–	25,000
Receivables:
Customers	39,228	124,329	51,441
Brokers, dealers and clearing organizations	122,120	87,668	312,874
Deposits with clearing organizations	28,471	30,649	30,223
Securities purchased under agreements to resell	65,237	52,931	139,927
Securitized municipal tender option bonds	84,586	49,526	51,184

Financial instruments and other inventory positions owned	380,812	500,809	725,500
Financial instruments and other inventory positions owned and pledged as collateral	112,023	242,214	89,842

Total financial instruments and other inventory positions owned	492,835	743,023	815,342
Fixed assets (net of accumulated depreciation and amortization of $59,485, $55,508 and $48,603, respectively)	20,034	27,208	25,289
Goodwill	160,582	284,804	231,567
Intangible assets (net of accumulated amortization of $8,230, $5,609 and $3,333, respectively)	14,523	17,144	1,467
Other receivables	36,951	38,219	39,347
Other assets	185,738	154,137	113,088

Total assets	$1,320,158	$1,759,986	$1,876,652

Liabilities and Shareholders’ Equity
Short-term bank financing	$9,000	$–	$–
Payables:
Customers	34,188	91,272	83,899
Checks and drafts	4,397	7,444	13,828
Brokers, dealers and clearing organizations	10,049	23,675	210,955
Securities sold under agreements to repurchase	106,372	247,202	91,293
Tender option bond trust certificates	87,982	48,519	50,065
Financial instruments and other inventory positions sold, but not yet purchased	143,213	176,191	217,584
Accrued compensation	98,150	187,180	208,734
Other liabilities and accrued expenses	78,828	83,356	95,438

Total liabilities	572,179	864,839	971,796

Shareholders’ equity:
Common stock, $0.01 par value:
Shares authorized: 100,000,000 at December 31, 2008, 2007 and 2006; Shares issued: 19,498,488 at December 31, 2008; 19,494,488 at December 31, 2007 and 19,487,319 at December 31, 2006 Shares outstanding: 15,684,433 at December 31, 2008; 15,662,835 at December 31, 2007 and 16,984,474 at December 31, 2006	195	195	195
Additional paid-in capital	808,358	780,394	744,173
Retained earnings	124,824	307,799	285,856
Less common stock held in treasury, at cost: 3,814,055 shares at December 31, 2008; 3,831,653 shares at December 31, 2007 and 2,502,845 shares at December 31, 2006	(183,935)	(194,461)	(126,026)
Other comprehensive income/(loss)	(1,463)	1,220	658

Total shareholders’ equity	747,979	895,147	904,856

Total liabilities and shareholders’ equity	$1,320,158	$1,759,986	$1,876,652

See Notes to Consolidated Financial Statements

32     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2008		2007	2006

			(Restated)	(Restated)
Revenues:
Investment banking	$159,747		$302,428	$298,309
Institutional brokerage	117,201		151,464	160,502
Interest	48,496		60,873	64,110
Asset management	16,969		6,446	222
Other income	2,639		6,856	14,208

Total revenues	345,052		528,067	537,351
Interest expense	18,655		23,689	32,303

Net revenues	326,397		504,378	505,048

Non-interest expenses:
Compensation and benefits	249,438		329,811	357,904
Occupancy and equipment	33,034		32,482	30,660
Communications	25,098		24,772	23,189
Floor brokerage and clearance	12,787		14,701	13,292
Marketing and business development	25,249		26,619	24,664
Outside services	41,212		34,594	28,053
Restructuring-related expenses	17,865		–	–
Goodwill impairment	130,500		–	–
Other operating expenses	14,821		10,970	(6,062)

Total non-interest expenses	550,004		473,949	471,700

Income/(loss) from continuing operations before income tax expense/(benefit)	(223,607)		30,429	33,348
Income tax expense/(benefit)	(40,133)		5,790	10,210

Net income/(loss) from continuing operations	(183,474)		24,639	23,138

Discontinued operations:
Income/(loss) from discontinued operations, net of tax	499		(2,696)	172,287

Net income/(loss)	$(182,975)		$21,943	$195,425

Earnings per basic common share
Income/(loss) from continuing operations	$(11.59)		$1.50	$1.29
Income/(loss) from discontinued operations	0.03		(0.16)	9.57

Earnings per basic common share	$(11.55)		$1.33	$10.86
Earnings per diluted common share
Income/(loss) from continuing operations	$(11.59)		$1.36	$1.19
Income/(loss) from discontinued operations	0.03		(0.15)	8.88

Earnings per diluted common share	$(11.55	)(1)	$1.21	$10.07
Weighted average number of common shares outstanding
Basic	15,837		16,474	18,002
Diluted	18,198		18,117	19,399

(1)	In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2008     33

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common		Additional			Other	Total
	Shares	Common	Paid-In	Retained	Treasury	Comprehensive	Shareholders’
(Amounts in thousands, except share amounts)	Outstanding	Stock	Capital	Earnings	Stock	Income/(Loss)	Equity

Balance at December 31, 2005	18,365,177	$195	$704,005	$90,431	$(35,422)	$(4,382)	$754,827
Net income	–	–	–	195,425	–	–	195,425
Amortization/issuance of restricted stock	–	–	38,138	–	–	–	38,138
Amortization/issuance of stock options	–	–	2,436	–	–	–	2,436
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	2,988	2,988
Foreign currency translation adjustment	–	–	–	–	–	2,052	2,052
Repurchase of common stock	(1,648,527)	–	–	–	(100,000)	–	(100,000)
Reissuance of treasury shares	267,824	–	(406)	–	9,396	–	8,990

Balance at December 31, 2006 (Restated)	16,984,474	$195	$744,173	$285,856	$(126,026)	$658	$904,856
Net income	–	–	–	21,943	–	–	21,943
Amortization/issuance of restricted stock	–	–	47,314	–	–	–	47,314
Amortization/issuance of stock options	–	–	2,498	–	–	–	2,498
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	(206)	(206)
Foreign currency translation adjustment	–	–	–	–	–	768	768
Repurchase of common stock	(1,590,477)	–	–	–	(79,971)	–	(79,971)
Reissuance of treasury shares	261,669	–	(14,056)	–	11,536	–	(2,520)
Shares reserved to meet deferred compensation obligations	7,169	–	465	–	–	–	465

Balance at December 31, 2007 (Restated)	15,662,835	$195	$780,394	$307,799	$(194,461)	$1,220	$895,147
Net loss	–	–	–	(182,975)	–	–	(182,975)
Amortization/issuance of restricted stock	–	–	55,702	–	–	–	55,702
Amortization/issuance of stock options	–	–	1,832	–	–	–	1,832
Adjustment to unrecognized pension cost, net of tax	–	–	–	–	–	220	220
Foreign currency translation adjustment	–	–	–	–	–	(2,903)	(2,903)
Repurchase of common stock	(444,225)	–	–	–	(14,990)	–	(14,990)
Reissuance of treasury shares	461,823	–	(29,833)	–	25,516	–	(4,317)
Shares reserved to meet deferred compensation obligations	4,000	–	263	–	–	–	263

Balance at December 31, 2008	15,684,433	$195	$808,358	$124,824	$(183,935)	$(1,463)	$747,979

See Notes to Consolidated Financial Statements

34     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Operating Activities:
Net income/(loss)	$(182,975)	$21,943	195,425
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization of fixed assets	8,952	9,085	12,644
Gain on sale of PCS branch network	–	–	(381,030)
Deferred income taxes	(5,824)	(14,728)	(20,276)
Loss/(Gain) on disposal of fixed assets	–	292	12,392
Stock-based compensation	21,331	59,700	84,038
Amortization of intangible assets	2,621	2,276	1,600
Goodwill impairment	130,500	–	–
Decrease/(increase) in operating assets:
Cash and cash equivalents segregated for regulatory purposes	(20,005)	25,000	(25,000)
Receivables:
Customers	87,231	(42,747)	499
Brokers, dealers and clearing organizations	(34,800)	225,311	(13,679)
Deposits with clearing organizations	2,178	(327)	34,156
Securities purchased under agreements to resell	(12,306)	86,996	82,917
Securitized municipal tender option bonds	(35,060)	1,658	(6,091)
Net financial instruments and other inventory positions owned	216,670	31,152	(221,250)
Other receivables	529	14,439	(14,721)
Other assets	(26,895)	(21,210)	(25,357)
Increase/(decrease) in operating liabilities:
Payables:
Customers	(57,171)	(17,746)	10,093
Checks and drafts	(3,047)	(6,405)	(39,476)
Brokers, dealers and clearing organizations	(17,396)	(187,745)	189,378
Securities sold under agreements to repurchase	(1,372)	1,983	(10,703)
Tender option bond trust certificates	39,463	(1,546)	5,130
Accrued compensation	(46,959)	(33,155)	5,710
Other liabilities and accrued expenses	(3,547)	(18,849)	2,355
Assets held for sale	–	–	75,021
Liabilities held for sale	–	–	(26,182)

Net cash provided by/(used in) operating activities	62,118	135,377	(72,407)

Investing Activities:
Sale of PCS branch network	–	–	715,684
Business acquisition, net of cash acquired	(6,278)	(85,889)	–
Purchases of fixed assets, net	(2,390)	(9,669)	(8,314)

Net cash provided by/(used in) investing activities	(8,668)	(95,558)	707,370

Financing Activities:
Increase/(decrease) in securities sold under agreements to repurchase	(139,458)	153,926	(234,676)
Increase/(decrease) in short-term bank financing	9,000	–	(143,790)
Repayment of subordinated debt	–	–	(180,000)
Repurchase of common stock	(23,834)	(87,542)	(100,000)
Excess tax benefits from stock-based compensation	786	2,070	–
Proceeds from stock option transactions	36	2,383	1,308

Net cash provided by/(used in) financing activities	(153,470)	70,837	(657,158)

Currency adjustment:
Effect of exchange rate changes on cash	(480)	(211)	1,229
Net increase/(decrease) in cash and cash equivalents	(100,500)	110,445	(20,966)
Cash and cash equivalents at beginning of period	150,348	39,903	60,869

Cash and cash equivalents at end of period	$49,848	$150,348	$39,903

Supplemental disclosure of cash flow information — Cash paid/(received) during the period for:
Interest	$20,989	$22,813	$41,475
Income taxes	$(4,778)	$553	$204,896
Non-cash financing activities — Issuance of common stock for retirement plan obligations:
90,140 shares, 15,788 shares and 331,434 shares for the years ended December 31, 2008, 2007, and 2006, respectively	$3,704	$1,063	9,013

See Notes to Consolidated Financial Statements

Piper Jaffray Annual Report 2008     35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements

Note 1  Background

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. (“Piper Jaffray”), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe headquartered in London, England; Piper Jaffray Asia Holdings Limited, an entity providing investment banking services in China headquartered in Hong Kong; Fiduciary Asset Management, LLC (“FAMCO”), an entity providing asset management services to clients through separately managed accounts and closed end funds offering an array of investment products; Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., entities that facilitate customer derivative and inventory hedging transactions; and other immaterial subsidiaries. Piper Jaffray Companies and its subsidiaries (collectively, the “Company”) operate as one reporting segment providing investment banking services, institutional sales, trading and research services, and asset management services. As discussed more fully in Note 4, the Company completed the sale of its Private Client Services branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG (“UBS”), on August 11, 2006, thereby exiting the Private Client Services (“PCS”) business.

RESTATEMENT OF 2006 AND 2007 ANNUAL AND 2008 INTERIM FINANCIAL STATEMENTS
On February 2, 2009, the Company filed a Form 8-K reporting that the Company’s previously issued (i) interim financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and (ii) annual financial statements for the years ended December 31, 2007 and 2006 included in its Annual Report on Form 10-K (collectively, the “Affected Financial Statements”) and the related reports of its independent registered public accounting firm, Ernst & Young LLP, should no longer be relied upon.

As part of the compensation paid to employees, the Company uses stock-based compensation, consisting of restricted stock and stock options. Since January 1, 2006, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)). Stock-based compensation was generally amortized on a straight-line basis over the vesting period of the award, which was typically three years. The majority of restricted stock and option grants provide for continued vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. Management’s interpretation was that the post-termination restrictions met the SFAS 123(R) definition of an in-substance service condition. Therefore, the Company considered the required service period to be the greater of the vesting period or the post-termination restricted period.

In the fourth quarter of 2008, management re-evaluated whether the post-termination restrictions of certain equity awards would continue to meet the criteria for an in-substance service condition given the historic changes to the industry. Following an extensive analysis, management concluded in January 2009, in consultation with the Company’s auditors, that the post-termination restrictions had never met the criteria for an in-substance service condition for awards granted since January 1, 2006 based on the manner in which those complex criteria are interpreted in practice. This determination necessitated a restatement of the Affected Financial Statements to recognize expense for all of those equity awards in the year in which those awards were deemed to be earned, rather than over the three-year vesting period.

The total expense impact resulting from the revised stock-based compensation treatment was $51.7 million after-tax ($81.5 million pre-tax) for the three year period ended December 31, 2008, which includes the unamortized expense for the affected equity awards that were granted in 2008, 2007 and 2006 and an accrual for the equity awards earned in 2008 that will be granted in February 2009. The total expense was largely non-cash. The cumulative impact on shareholders’ equity as of December 31, 2008 was an increase of $13.5 million, essentially all driven by the deferred tax benefit associated with the increase in expense.

36     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

The line items impacted by the restatement are as follows:

YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share data)	2007	2007	2006	2006

	(As Reported)	(Restated)	(As Reported)	(Restated)
Statement of operations data:
Other income	$1,400	$6,856	$12,094	$14,208
Net revenues	498,922	504,378	502,934	505,048
Compensation and benefits	291,870	329,811	291,265	357,904
Total non-interest expense	436,008	473,949	405,061	471,700
Income from continuing operations before income tax expense	62,914	30,429	97,873	33,348
Income tax expense	17,887	5,790	34,974	10,210
Net income from continuing operations	45,027	24,639	62,899	23,138
Net income/(loss) from discontinued operations, net of tax	(2,811)	(2,696)	172,354	172,287
Net income	42,216	21,943	235,253	195,425

Earnings per basic common share data:
Income from continuing operations	$2.73	$1.50	$3.49	$1.29
Income/(loss) from discontinued operations	(0.17)	(0.16)	9.57	9.57
Earnings per basic common share	2.56	1.33	13.07	10.86

Earnings per diluted common share data:
Income from continuing operations	$2.59	$1.36	$3.32	$1.19
Income/(loss) from discontinued operations	(0.16)	(0.15)	9.09	8.88
Earnings per diluted common share	2.43	1.21	12.40	10.07

Weighted average number of common shares outstanding:
Diluted	17,355	18,117	18,968	19,399

Statement of financial condition data:
Other assets	$117,307	$154,137	$88,283	$113,088
Total assets	1,723,156	1,759,986	1,851,847	1,876,652
Accrued compensation	132,908	187,180	164,346	208,734
Total liabilities	810,567	864,839	927,408	971,796
Additional paid-in capital	737,735	780,394	723,928	744,173
Retained earnings	367,900	307,799	325,684	285,856
Total shareholders’ equity	912,589	895,147	924,439	904,856

In conjunction with the above changes, the restatement also affects Note 12, Note 19, Note 21 and Note 24.

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

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities, where we have a majority interest, are consolidated in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” (“ARB 51”), as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable

Piper Jaffray Annual Report 2008     37

Notes to Consolidated Financial Statements

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

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”) to determine whether or not such SPEs are required to be consolidated. Certain SPEs meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, QSPEs are not consolidated. An entity accounts for its involvement with QSPEs under a financial components approach.

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

38     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

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

FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and securitized municipal tender option bonds are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected in the consolidated statements of operations. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. the exit price). Securities (both long and short) are recognized on a trade-date basis.

Fair Value Hierarchy – Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). Prior to January 1, 2008, the Company followed the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide, Brokers and Dealers in Securities, when determining fair value for financial instruments. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, certain U.S. treasury bonds, money market securities and certain firm investments.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates.

Level III — Instruments that have little to no pricing observability as of the report date. These financial instruments do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain U.S. government agency securities, certain convertible securities and certain corporate bonds.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of the goodwill impairment test. Certain non-financial assets and non-financial liabilities measured at fair-value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets measured at fair value for impairment assessment. SFAS 157 will be applicable to these fair value measurements beginning January 1, 2009.

Valuation Of Financial Instruments – When available, the Company values financial instruments at observable market prices, observable market parameters, or

Piper Jaffray Annual Report 2008     39

Notes to Consolidated Financial Statements

broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company’s financial instruments and other inventory positions owned, financial instruments and other inventory positions owned and pledged as collateral, and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security’s fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

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

The fair values related to derivative contract transactions are reported in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is reported on the consolidated statements of operations. Fair value is determined using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deems the net present value of estimated future cash flows model to provide the best estimate of fair value as most of our derivative products are interest rate products. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

The Company does not utilize “hedge accounting” as described within Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists and on a net-by-cross product basis when applicable provisions are stated in a master netting agreement. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists.

SECURITIZED MUNICIPAL TENDER OPTION BONDS
The Company securitized highly rated municipal bonds as part of its tender option bond program. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. Transfers that are not accounted for as sales are accounted for as secured borrowings by consolidating the assets and liabilities of the trusts onto the Company’s consolidated statements of financial condition.

40     Piper Jaffray Annual Report 2008

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

OTHER ASSETS
Other assets include net deferred tax assets, income tax receivables, prepaid expenses and proprietary investments. The Company’s investments include investments in partnerships, bridge-loan financings and investments to fund deferred compensation liabilities.

REVENUE RECOGNITION
Investment Banking — Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses on the consolidated statement of operations.

Institutional Brokerage — Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over-the-counter (OTC) equity, fixed income and convertible debt securities, which are recorded on a trade date basis, (ii) trading gains and losses and (iii) fees received by the Company for equity research.

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

Piper Jaffray Annual Report 2008     41

Notes to Consolidated Financial Statements

statement of operations at fair value. Expense related to shared-based awards that do not require a future service period are recognized in the year in which the awards were deemed to be earned. Share-based awards that require future service are amortized over the relevant service period net of estimated forfeitures.

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

Note 3  Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 was effective for the Company beginning January 1, 2008. SFAS 157 did not have a material affect on the Company’s consolidated financial statements. In accordance with FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), the Company will defer the application of SFAS 157 for non-financial assets and non-financial liabilities until January 1, 2009. FSP 157-2 is not expected to have a material affect on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 was effective for the Company beginning January 1, 2008. SFAS 159 did not have a material affect on the Company’s consolidated financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 was effective for the Company beginning January 1, 2008. FSP FIN 39-1

42     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

did not have a material affect on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company will apply the standard to any business combinations within the scope of SFAS 141(R) occurring after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The provisions of SFAS 160 are to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively to all periods presented. SFAS 160 is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures about their impact on an entity’s financial position, financial performance, and cash flows. SFAS 161 requires disclosures regarding the objectives for using derivative instruments, the fair value of derivative instruments and their related gains and losses, and the accounting for derivatives and related hedged items. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. Because SFAS 161 impacts the Company’s disclosure and not its accounting treatment for derivative instruments and any hedge items, the Company’s adoption of SFAS 161 will not impact its consolidated results of operations and financial condition.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company’s consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP 140-4”), which is effective for the first reporting period ending after December 15, 2008. FSP 140-4 requires additional disclosure related to transfers of financial assets and variable interest entities. Since FSP 140-4 impacts the Company’s disclosures and not its accounting treatment for transfers of financial assets and variable interest entities, the Company’s adoption of FSP 140-4 did not impact its consolidated results of operations and financial condition.

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

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the results of PCS operations have been classified as discontinued operations for all periods presented. The Company recorded income from discontinued operations, net of tax, of $0.5 million for the year ended December 31, 2008. The Company may

Piper Jaffray Annual Report 2008     43

Notes to Consolidated Financial Statements

incur discontinued operations expense or income related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to PCS related unrecognized tax benefits, and occupancy and severance restructuring charges if the facts that support the Company’s estimates change.

In connection with the sale of the Company’s PCS branch network, the Company initiated a plan in 2006 to significantly restructure the Company’s support infrastructure. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144. See Note 17 for additional information regarding the Company’s restructuring activities.

Note 5	Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased were as follows:

	December 31,	December 31,	December 31,
(Dollars in thousands)	2008	2007	2006

Financial instruments and other inventory positions owned(1) :
Corporate securities:
Equity securities	$4,148	$14,977	$14,163
Convertible securities	7,088	102,938	59,118
Fixed income securities	72,571	64,367	216,339
Municipal Securities:
Auction rate municipal securities	17,650	202,500	76,000
Variable rate demand notes	18,675	32,542	63,675
Other municipal securities	136,844	158,624	165,067
Asset-backed securities	52,385	44,006	18,882
U.S. government agency securities	59,341	48,074	158,108
U.S. government securities	67,631	25,113	10,715
Derivative contracts	56,502	35,961	25,142
Other	–	13,921	8,133

	$492,835	$743,023	$815,342

Financial instruments and other inventory positions sold, but not yet purchased:
Corporate securities:
Equity securities	$6,335	$66,856	$31,452
Convertible securities	–	4,764	2,543
Fixed income securities	9,283	26,310	16,378
Municipal securities	23,250	11	5
U.S. government agency securities	10,298	25,752	51,001
U.S. government securities	58,377	33,972	109,719
Derivative contracts	35,670	18,388	6,486
Other	–	138	–

	$143,213	$176,191	$217,584

(1)	Excludes $84.6 million, $49.5 million and $51.2 million in securitized municipal tender option bonds held in securitized trusts at December 31, 2008, 2007 and 2006, respectively. These financial instruments are included in securitized municipal tender option bonds on the consolidated statements of financial condition.

44     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

At December 31, 2008, 2007 and 2006, financial instruments and other inventory positions owned in the amount of $112.0 million, $242.2 million and $89.8 million, respectively, had been pledged as collateral for the Company’s repurchase agreements and secured borrowings.

Inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in market value of its financial instruments and other inventory positions owned utilizing inventory positions sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

DERIVATIVE CONTRACT FINANCIAL INSTRUMENTS
The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. Interest rate swaps are also used to manage interest rate exposure associated with the Company’s tender option bond program. As of December 31, 2008, 2007 and 2006, the Company was counterparty to notional/contract amounts of $7.2 billion, $7.5 billion and $5.8 billion, respectively, of derivative instruments.

The Company’s derivative contracts are recorded at fair value. Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. Derivatives are reported on a net-by-counterparty basis when legal right of offset exists, and on a net-by-cross product basis when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists.

Note 6  Fair Value of Financial Instruments

FINANCIAL INSTRUMENTS
The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, at fair value on the consolidated statements of financial condition with unrealized gains and losses reflected in the consolidated statements of operations.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

Piper Jaffray Annual Report 2008     45

Notes to Consolidated Financial Statements

The following table summarizes the valuation of our financial instruments by SFAS 157 pricing observability levels as of December 31, 2008:

				Counterparty
				Collateral
(Dollars in thousands)	Level I(1)	Level II(1)	Level III(1)	Netting(2)	Total

Assets:
Financial instruments and other inventory positions owned:
Non-derivative instruments	$65,372	$324,836	$46,125	$–	$436,333
Derivative instruments	–	84,502	–	(28,000)	56,502

Total financial instruments and other inventory positions owned:	65,372	409,338	46,125	(28,000)	492,835
Securitized municipal tender option bonds	–	84,586	–	–	84,586
Cash equivalents	31,595	–	–	–	31,595
Investments	1,741	–	433	–	2,174

Total assets	$98,708	$493,924	$46,558	$(28,000)	$611,190

Liabilities:
Financial instruments and other inventory positions sold, but not yet purchased:
Non-derivative instruments	$20,759	$86,784	$–	$–	$107,543
Derivative instruments	–	63,670	–	(28,000)	35,670

Total financial instruments and other inventory positions sold, but not yet purchased:	20,759	150,454	–	(28,000)	143,213
Tender option bond trust certificates	–	87,982	–	–	87,982
Investments	–	–	366	–	366

Total liabilities	$20,759	$238,436	$366	$(28,000)	$231,561

(1)	Level I financial instruments include highly liquid instruments with quoted prices such as certain U.S. treasury bonds, money market securities, equities listed in active markets and certain firm investments. Level II financial instruments generally include certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates. Level III financial instruments generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain convertible securities and certain corporate bonds.
(2)	Represents cash collateral and the impact of netting on a counterparty basis.

The following table summarizes the changes in fair value carrying values associated with Level III financial instruments during the year ended December 31, 2008:

	Non-Derivative	Non-Derivative	Investment	Investment
(Dollars in thousands)	Assets	Liabilities	Assets	Liabilities

Balance at December 31, 2007	$230,703	$–	$6,015	$1,260
Purchases/(sales), net	(155,568)	2,984	(2,681)	(1,163)
Net transfers in/(out)	2,759	(2,807)	(2,543)	–
Realized gains/(losses)(3)	(13,760)	(48)	1,662	913
Unrealized gains/(losses)(3)	(18,009)	(129)	(2,020)	(644)

Balance at December 31, 2008	$46,125	$–	$433	$366

(3)	Realized and unrealized gains/(losses) related to non-derivative assets are reported in institutional brokerage on the consolidated statements of operations. Realized and unrealized gains/(losses) related to investments are reported in other income/(loss) on the consolidated statements of operations.

Instruments that trade infrequently and therefore have little or no price transparency are classified within Level III based on the results of our price verification process. The Company’s Level III assets were $46.6 million, or 7.6 percent of financial instruments measured at fair value. This balance primarily consists of auction rate securities where the market has ceased to function and asset-back securities, principally collateralized by aircraft that have experienced low volumes of executed transactions, such that unobservable inputs had to be utilized for the fair value measurements of these instruments. Our auction rate securities are valued at par based upon our expectations of issuer refunding plans. Asset-back securities are valued using cash flow models that utilize unobservable inputs that include airplane lease rates, maintenance costs and airplane liquidation proceeds.

46     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

Note 7  Securitizations

Through its tender option bond program, the Company sold highly rated municipal bonds into securitization vehicles (“Securitized Trusts”) that are funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly and the Company receives a fee to remarket the variable rate certificates. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. If a securitization does not meet the asset sale requirements of SFAS 140, the transaction is recorded as a borrowing. There were 7, 24, and 20 Securitized Trusts outstanding as of December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the Company had a total of seven Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to account for these transactions as borrowings by consolidating the assets and liabilities of the trusts onto the Company’s consolidated statements of financial condition. Accordingly, the Company recorded an asset for the underlying bonds of $84.6 million (par value $113.6 million) as of December 31, 2008, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $88.0 million as of December 31, 2008, in tender option bond trust certificates on the consolidated statement of financial condition. At December 31, 2007, the Company had three Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to consolidate these trusts. Accordingly, the Company recorded an asset for the underlying bonds of $49.5 million (par value $49.1 million) as of December 31, 2007, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $48.5 million as of December 31, 2007, in tender option bond trust certificates on the consolidated statement of financial condition. At December 31, 2006 the Company had a total of three Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to account for these transactions as borrowings by consolidating the assets and liabilities of the trusts. Accordingly, the Company recorded an asset for the underlying bonds of $51.2 million (par value $50.6 million) as of December 31, 2006, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $50.1 million as of December 31, 2006, in tender option bond trust certificates on the consolidated statement of financial condition.

The Company has contracted with a major third-party financial institution who acts as the liquidity provider for the Company’s tender option bond Securitized Trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2008 was $88.0 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated, however, by the underlying bonds in the trusts. These bonds had a market value of approximately $84.6 million at December 31, 2008. The Company believes that the likelihood it will be required to fund the reimbursement agreement obligation under provisions of the arrangement is probable as the value of tender option bond trust certificates outstanding exceeds the value of securitized municipal tender option bonds by $3.4 million as of December 31, 2008.

During 2008, the Company made the determination that 23 Securitized Trusts formerly meeting the definition of qualified special purpose entities no longer qualified for off-balance sheet accounting treatment, because the Company believed it would have material involvement with the Securitized Trusts under the Company’s reimbursement obligation to the liquidity provider for the Securitized Trusts. Consequently, the Company consolidated the 23 Securitized Trusts that no longer qualified for off-balance sheet accounting treatment, adding to the three Securitized Trusts already on the Company’s consolidated statement of financial condition. As of December 31, 2008, four of the 23 Securitized Trusts remain on the Company’s consolidated statement of financial condition and 19 of the Securitized Trusts have been dissolved.

The Company accounted for its involvement with securitization transactions meeting the SFAS 140 criteria for sales under a financial components approach in which the Company recognized only its residual interest in each structure and accounted for the residual interest as a financial instrument owned, which was recorded at fair value on the consolidated statements of financial condition. The Company had no residual interests at December 31, 2008. The fair value of retained interests was $13.9 million and $8.1 million at December 31, 2007 and 2006, respectively, with a weighted average life of 8.0 years and 8.4 years. The fair value of retained interests at December 31, 2007 and 2006 was estimated based on the present value of future cash flows using management’s best estimates of the key assumptions — expected yield, credit losses of 0 percent and a 12 percent discount rate.

Piper Jaffray Annual Report 2008     47

Notes to Consolidated Financial Statements

Certain cash flow activity for the municipal bond securitizations described above includes:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

Proceeds from new securitizations	$77,134	$58,913	$7,578
Remarketing fees received	133	125	132
Cash flows received on retained interests	6,240	5,039	6,019

The Company enters into interest rate swap agreements to manage interest rate exposure associated with its Securitized Trusts, which have been recorded at fair value and resulted in a liability of approximately $6.9 million, $11.1 million and $5.7 million at December 31, 2008, 2007 and 2006, respectively.

Note 8  Variable Interest Entities

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles. See Note 7 for a discussion of the Company’s securitization vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 22 partnerships and limited liability companies (“LLCs”). These entities were established for the purpose of investing in equity and debt securities of public and private investments and were initially financed through the capital commitments of the members. At December 31, 2008, the Company’s aggregate net investment in these partnerships and LLCs totaled $10.7 million. The Company’s remaining commitment to these partnerships and LLCs was $3.7 million at December 31, 2008.

The Company has identified one partnership and three LLCs described above as VIEs. The Company is determined to be the primary beneficiary when it has a variable interest, or combination of variable interests, that will absorb a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. It was determined that the Company is not the primary beneficiary of these VIEs. However, the Company owns a significant variable interest in these VIEs. These VIEs had assets approximating $195.9 million at December 31, 2008. The Company’s exposure to loss from these entities is $5.1 million, which is the value of its capital contributions recorded in other assets in the consolidated statement of financial condition at December 31, 2008. The Company had no liabilities related to these entities at December 31, 2008.

The Company has not provided financial or other support to the VIEs that it was not previously contractually required to provide as of December 31, 2008, 2007 and 2006.

Note 9	Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

Receivable arising from unsettled securities transactions, net	$79,370	$591	18,233
Deposits paid for securities borrowed	18,475	55,257	271,028
Receivable from clearing organizations	17,661	7,077	6,811
Securities failed to deliver	2,282	7,647	1,674
Other	4,332	17,096	15,128

	$122,120	$87,668	$312,874

48     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

Deposits received for securities loaned	$–	$–	$189,214
Payable to clearing organizations	8,482	12,648	17,140
Securities failed to receive	1,565	11,021	4,531
Other	2	6	70

	$10,049	$23,675	$210,955

Deposits paid for securities borrowed and deposits received for securities loaned declined from December 31, 2006, as the Company discontinued its stock loan conduit business in the first quarter of 2007.

Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 10  Receivables from and Payables to Customers

Amounts receivable from customers at December 31 included:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

Cash accounts	$25,787	$80,099	$27,407
Margin accounts	13,441	44,230	24,034

Total receivables	$39,228	$124,329	$51,441

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31 included:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

Cash accounts	$25,559	$64,205	$43,714
Margin accounts	8,629	27,067	40,185

Total payables	$34,188	$91,272	$83,899

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 11  Collateralized Securities Transactions

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

Piper Jaffray Annual Report 2008     49

Notes to Consolidated Financial Statements

The Company obtained securities with a fair value of approximately $97.9 million, $152.1 million, and $434.2 million at December 31, 2008, 2007 and 2006, respectively, of which $62.3 million, $51.6 million, and $314.3 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company’s financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

Note 12  Other Assets

Other assets includes investments in public companies, investments in private equity partnerships that are valued using the equity method of accounting, investments in private companies and bridge-loans valued at cost, net deferred tax assets, income tax receivables and prepaid expenses.

Other assets at December 31 included:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Investments at fair value	$2,174	$9,320	$5,326
Investments at cost	33,988	22,949	6,884
Investments valued using equity method	19,817	25,010	17,178
Deferred income tax assets	87,420	81,596	66,868
Income tax receivables	35,268	3,465	8,492
Prepaid expenses	5,779	7,596	6,284
Other	1,292	4,201	2,056

Total other assets	$185,738	$154,137	$113,088

50     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

Note 13  Goodwill and Intangible Assets

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2008:

YEAR ENDED DECEMBER 31,	Continuing	Discontinued	Consolidated
(Dollars in thousands)	Operations	Operations	Company

Goodwill
Balance at December 31, 2005	$231,567	$85,600	$317,167
Goodwill acquired	–	–	–
Goodwill disposed in PCS sale	–	(85,600)	(85,600)
Impairment losses	–	–	–

Balance at December 31, 2006	231,567	–	231,567
Goodwill acquired	53,237	–	53,237
Impairment losses	–	–	–

Balance at December 31, 2007	284,804	–	284,804
Goodwill acquired	6,278	–	6,278
Impairment losses	(130,500)	–	(130,500)

Balance at December 31, 2008	$160,582	$–	$160,582

(Dollars in thousands)
Intangible assets
Balance at December 31, 2005	$3,067	$–	$3,067
Intangible assets acquired	–	–	–
Amortization of intangible assets	(1,600)	–	(1,600)
Impairment losses	–	–	–

Balance at December 31, 2006	1,467	–	1,467
Intangible assets acquired	17,953	–	17,953
Amortization of intangible assets	(2,276)	–	(2,276)
Impairment losses	–	–	–

Balance at December 31, 2007	17,144	–	17,144
Intangible assets acquired	–	–	–
Amortization of intangible assets	(2,621)	–	(2,621)
Impairment losses	–	–	–

Balance at December 31, 2008	$14,523	$–	$14,523

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level, which are generally one level below its operating segments. The Company has identified two principal reporting units: capital markets and asset management. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our two principal reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value.

The Company completed its annual goodwill impairment testing as of November 30, 2008, which resulted in a non-cash goodwill impairment charge of $130.5 million. The charge relates to the capital markets reporting unit and primarily pertains to goodwill created from the 1998 acquisition of Piper Jaffray by U.S. Bancorp, which was retained by the Company when the Company spun-off from U.S. Bancorp on December 31, 2003. The fair value of the capital markets reporting unit was calculated based on the following factors: market capitalization, a discounted cash

Piper Jaffray Annual Report 2008     51

Notes to Consolidated Financial Statements

flow model using revenue and profits forecasts and public company comparables. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations from these factors. A continued downturn in market conditions could result in additional impairment charges in future periods.

The addition of goodwill during 2008 was the result of FAMCO meeting certain performance conditions set forth in the 2007 purchase agreement with the Company. The purchase agreement included the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The Company expects 100 percent of goodwill acquired in 2008 to be deductible for tax purposes.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements, certain trade names and trademarks, and software technologies that are amortized over their estimated useful lives ranging from three to ten years. The following table presents the aggregate intangible asset amortization expense for the years ended:

(Dollars in thousands)

2009	$2,456
2010	2,312
2011	2,177
2012	1,804
2013	1,687
Thereafter	4,087

$14,523

Note 14  Fixed Assets

The following is a summary of fixed assets as of December 31:

(Dollars in thousands)	2008	2007	2006

Furniture and equipment	$40,287	$41,730	$38,514
Leasehold improvements	19,990	22,155	18,518
Software	17,949	18,807	15,601
Projects in process	1,293	24	1,259

Total	79,519	82,716	73,892
Less accumulated depreciation and amortization	(59,485)	(55,508)	(48,603)

	$20,034	$27,208	$25,289

For the years ended December 31, 2008, 2007 and 2006, depreciation and amortization of furniture and equipment, software and leasehold improvements for continuing operations totaled $9.0 million, $9.1 million and $9.5 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.

Note 15  Financing

The Company has committed short-term financing available on a secured basis and uncommitted short-term financing available on both a secured and unsecured basis. The availability of the Company’s uncommitted lines are subject to approval by individual banks each time an advance is requested and may be denied. In addition, the Company has established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to its convertible inventory. Repurchase agreements are also used as a source of funding.

During 2008, the Company entered into a $250 million committed revolving credit facility with U.S. Bank, N.A. in replacement of an existing $100 million uncommitted revolving credit facility. The Company uses this credit facility in the ordinary course of business to fund a portion of its daily operations, and the amount borrowed under the facility varies daily based on the Company’s funding needs. Advances under this facility are secured by certain marketable securities. However, of the $250 million in financing available under this facility, $125 million may only be drawn with specific municipal securities as collateral. The facility includes a covenant that requires the Company to maintain a minimum net capital of $180 million, and the unpaid principal amount of all advances under this facility will be due on September 25, 2009. The Company will also pay a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis.

52     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

At December 31, 2008, the Company had no advances against this line of credit.

The Company’s short-term financing bears interest at rates based on the federal funds rate. For the years ended December 31, 2008, 2007 and 2006, the weighted average interest rate on borrowings was 2.72 percent, 5.41 percent and 5.72 percent, respectively. At December 31, 2008, 2007 and 2006, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to its financing facilities.

Note 16  Contingencies, Commitments and Guarantees

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

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. The Company’s reserves totaled $17.0 million, $8.4 million, and $13.1 million at December 31, 2008, 2007 and 2006, respectively, which is included within other liabilities and accrued expenses on the consolidated statements of financial condition. A significant portion of the Company’s reserves at December 31, 2008 will be funded by an insurance receivable, which is recorded within other receivables on the consolidated statement of financial condition.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, the Company retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. Adjustments to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected.

Litigation-related reserve activity for continuing operations included within other operating expenses resulted in an expense of $2.0 million, a benefit of $4.4 million, and a benefit of $21.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

OPERATING LEASE COMMITMENTS
The Company leases office space throughout the United States and in a limited number of foreign countries where the Company’s international operations reside. The Company’s only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2008 are as follows:

(Dollars in thousands)

2009	$17,402
2010	15,891
2011	12,256
2012	11,084
2013	10,701
Thereafter	10,708

$78,042

Total minimum rentals to be received from 2009 through 2016 under noncancelable subleases were $14.9 million at December 31, 2008.

Rental expense, including operating costs and real estate taxes, charged to continuing operations was $16.1 million, $15.4 million and $13.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

FUND COMMITMENTS
As of December 31, 2008, the Company had commitments to invest approximately $3.7 million in limited partnerships that make investments in private equity

Piper Jaffray Annual Report 2008     53

Notes to Consolidated Financial Statements

and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2009 to 2011.

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

REIMBURSEMENT GUARANTEE
The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company’s tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2008 was $88.0 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying bonds in the trusts. These bonds had a market value of approximately $84.6 million at December 31, 2008. At December 31, 2008, $74.9 million of these bonds were insured against default of principal or interest by triple-A rated monoline bond insurance companies. One trust representing $9.7 million in bonds was insured against default of principal or interest by a double-A rated monoline bond insurance company. The municipalities that issued bonds we have securitized all are rated “A” or higher. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is probable as the value of the tender option bond trust certificates outstanding exceeds the value of securitized municipal tender option bonds by $3.4 million at December 31, 2008.

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

The Company maintains counterparty credit exposure with six counterparties totaling $42.4 million at December 31, 2008. This counterparty credit exposure is part of our matched-book derivative program, consisting primarily of interest rate swaps. One counterparty represents $20.9 million in credit exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the contracts and is monitored regularly by our market and credit risk committee.

Note 17  Restructuring

The Company incurred a pre-tax restructuring-related expense of $17.9 million in 2008. The expense was incurred to restructure the Company’s operations as a means to better align its cost infrastructure with its revenues. The Company determined restructuring charges and related accruals based on a specific formulated plan.

The components of this charge are shown below:

(Dollars in thousands)

Severance and employee-related	$12,473
Lease terminations and asset write-downs	5,392

Total	$17,865

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees. The severance amounts were determined based on the Company’s severance pay program in place at the time of termination. Approximately 230 employees received severance.

Lease terminations and asset write-downs represented costs associated with redundant office space and equipment disposed of as part of the restructuring plan. Payments related to terminated lease contracts continue through the original terms of the leases, which

54     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

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

The restructuring charges included the cost of severance, benefits, outplacement costs and equity award accelerated vesting costs associated with the termination of employees. The severance amounts were determined based on a one-time severance benefit enhancement to the Company’s existing severance pay program in place at the time of termination notification and were paid out over a benefit period of up to one year from the time of termination. Approximately 295 employees received a severance package. In addition, the Company incurred restructuring charges for contract termination costs related to the reduction of office space and the modification of technology contracts. Contract termination fees were determined based on the provisions of Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability for contract termination under a cease-use date concept. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2016. The Company also incurred restructuring charges for the impairment or disposal of long-lived assets determined in accordance with SFAS 144. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144.

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statements of financial condition.

	2008	PCS
(Dollars in thousands)	Restructure	Restructure

Balance at December 31, 2005	$–	$–
Provision charged to discontinued operations	–	60,724
Cash outlays	–	(28,903)
Non-cash write-downs	–	(3,238)

Balance at December 31, 2006	–	28,583
Recovery of provision charged to discontinued operations	–	(118)
Cash outlays	–	(13,501)
Non-cash write-downs	–	(398)

Balance at December 31, 2007	–	14,566
Recovery of provision charged to discontinued operations	–	(176)
Provision charged to continuing operations	17,865	–
Cash outlays	(5,846)	(4,220)
Non-cash write-downs	(3,490)	(242)

Balance at December 31, 2008	$8,529	$9,928

Note 18  Shareholders’ Equity

The certificate of incorporation of Piper Jaffray Companies provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

COMMON STOCK
The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Jaffray Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Piper Jaffray Companies board of directors out of fu nds legally available for that purpose. In the event that Piper Jaffray Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Jaffray Companies preferred stock, if any, then outstanding. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for

Piper Jaffray Annual Report 2008     55

Notes to Consolidated Financial Statements

use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 23, there are dividend restrictions on Piper Jaffray.

During the year ended December 31, 2008, the Company issued 90,140 common shares out of treasury in fulfillment of $3.7 million in obligations under the Piper Jaffray Companies Retirement Plan (“Retirement Plan”) and issued 372,384 common shares out of treasury as a result of vesting and exercise transactions under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the “Incentive Plan”). During the year ended December 31, 2007, the Company issued 8,619 common shares out of treasury in fulfillment of $0.6 million in obligations under the Retirement Plan. The Company also issued 253,050 common shares out of treasury as a result of vesting and exercise transactions under the Incentive Plan. During the year ended December 31, 2006, the Company reissued 190,966 common shares out of treasury in fulfillment of $9.0 million in obligations under the Retirement Plan. The Company also reissued 76,858 common shares out of treasury as a result of vesting and exercise transactions under the Incentive Plan.

In the second quarter of 2008, the Company’s board of directors authorized the repurchase of up to $100 million in common shares through June 30, 2010. During the year ended December 31, 2008, the Company repurchased 444,225 shares of the Company’s common stock at an average price of $33.75 per share for an aggregate purchase price of $15.0 million. The Company has $85.0 million remaining under this authorization.

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

Note 19  Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. The computation of earnings per share is as follows:

56     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31,
(Amounts in thousands, except per share data)	2008		2007	2006

			(Restated)	(Restated)
Net income/(loss)	$(182,975)		$21,943	$195,425
Shares for basic and diluted calculations:
Average shares used in basic computation	15,837		16,474	18,002
Stock options	27		104	89
Restricted stock	2,334		1,539	1,308

Average shares used in diluted computation	18,198		18,117	19,399

Earnings per share:
Basic	$(11.55)		$1.33	$10.86
Diluted	$(11.55	)(1)	$1.21	$10.07

(1)	In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.

The anti-dilutive effects from stock options or restricted stock was immaterial for the periods ended December 31, 2008, 2007 and 2006.

Note 20  Employee Benefit Plans

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan, a frozen non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans. During the years ended December 31, 2008, 2007 and 2006, the Company incurred employee benefit expenses from continuing operations of $11.8 million, $10.7 million and $9.4 million, respectively.

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

In 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 123(R)” (“SFAS 158”). SFAS 158 requires the Company to recognize the funded status of its pension and post-retirement medical plans in the consolidated statements of financial condition with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against each plan’s funded status in the Company’s consolidated statement of financial condition pursuant to the provisions of Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). These amounts are amortized as a component of net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income. These amounts are amortized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income in accordance with SFAS 158. The adoption of SFAS 158 had no

Piper Jaffray Annual Report 2008     57

Notes to Consolidated Financial Statements

impact on the Company’s pension benefit liabilities and an immaterial impact on the Company’s post-retirement medical benefit liabilities in 2006.

In 2008, the Company adopted the measurement date provisions of SFAS 158. SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor’s year end. Prior to adoption, the Company used a September 30 measurement date for the pension and post-retirement benefit plans. The adoption of SFAS 158’s measurement date provisions in 2008 did not have a material impact on the consolidated financial statements of the Company.

In 2008 and 2006, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), which resulted in recognition of pre-tax settlement losses of $0.1 million and $2.1 million in 2008 and 2006, respectively.

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

Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2008, 2007 and 2006 is as follows:

				Post-Retirement
	Pension Benefits			Medical Benefits
(Dollars in thousands)	2008	2007	2006	2008	2007	2006

Change in benefit obligation:
Benefit obligation, at October 1 of prior year	$12,239	$11,817	$27,550	$523	$431	$2,012
Service cost	–	–	–	83	69	295
Interest cost	932	707	1,383	38	26	102
Plan participants’ contributions	–	–	–	190	96	64
Net actuarial loss/(gain)	77	127	(172)	(66)	19	(155)
Curtailment gain	–	–	–	–	–	(1,750)
Settlement gain	(133)	–	(2,170)	–	–	–
Benefits paid	(1,473)	(412)	(14,774)	(212)	(118)	(137)

Benefit obligation at measurement date(1)	$11,642	$12,239	$11,817	$556	$523	$431

Change in plan assets:
Fair value of plan assets at October 1 of prior year	$–	$–	$–	$–	$–	$–
Actual return on plan assets	–	–	–	–	–	–
Employer contributions	1,473	412	14,774	22	22	74
Plan participants’ contributions	–	–	–	190	96	63
Benefits paid	(1,473)	(412)	(14,774)	(212)	(118)	(137)

Fair value of plan assets at measurement date(1)	$–	$–	$–	$–	$–	$–

Funded status at measurement date(1)	$(11,642)	$(12,239)	$(11,817)	$(556)	$(523)	$(431)
Employer fourth quarter contributions	–	(174)	(226)	–	(45)	(27)
Benefits paid in fourth quarter	–	19	809	–	40	54

Amounts recognized in the consolidated statements of financial condition	$(11,642)	$(12,394)	$(11,234)	$(556)	$(528)	$(404)

Components of accumulated other comprehensive (income)/loss, net of tax:
Net actuarial loss	$949	$1,148	$980	$14	$57	$41
Prior service credits	–	–	–	(30)	(46)	(58)

Total at December 31	$949	$1,148	$980	$(16)	$11	$(17)

(1)	Beginning in 2008, the measurement date is the last day of the year. In 2007 and 2006, the measurement date was September 30.

58     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

The components of the net periodic benefits costs for the years ended December 31, 2008, 2007 and 2006, are as follows:

				Post-Retirement
	Pension Benefits			Medical Benefits
(Dollars in thousands)	2008	2007	2006	2008	2007	2006

Service cost	$–	$–	$–	$66	$69	$295
Interest cost	745	707	1,383	31	26	102
Amortization of prior service credit	–	–	–	(20)	(20)	(58)
Amortization of net loss	65	42	376	3	2	2

Net periodic benefit cost	$810	$749	$1,759	$80	$77	$341
SFAS 88 event loss/(gain)	178	(328)	2,086	–	–	(1,947)

Total expense/(benefit) for the year	$988	$421	$3,845	$80	$77	$(1,606)

Amortization expense of net actuarial losses expected to be recognized during 2009 is approximately $39,000 for the pension plan. In addition, the post-retirement medical plan expects to recognize a credit of $20,000 in 2009 for the amortization of prior service credits.

The assumptions used in the measurement of our benefit obligations are as follows:

				Post-Retirement
	Pension Benefits			Benefits
	2008	2007	2006	2008	2007	2006

Discount rate used to determine year-end obligation	6.50%	6.50%	6.25%	6.50%	6.50%	6.25%
Discount rate used to determine fiscal year expense	6.50%	6.25%	5.87%	6.50%	6.25%	5.87%
Expected long-term rate of return on participant balances	6.50%	6.50%	6.50%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

	2008	2007	2006

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	7.0%/8.0%	7.5%/9.0%	8.0%/10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013	2012/2013	2012/2013

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

	Pension	Post-Retirement
(Dollars in thousands)	Benefits	Benefits

2009	$1,002	$102
2010	934	64
2011	893	46
2012	925	50
2013	884	57
2014 to 2018	4,331	422

	$8,969	$741

HEALTH AND WELFARE PLANS
Company employees who meet certain work schedule and service requirements are eligible to participate in the Company’s health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Piper Jaffray Annual Report 2008     59

Notes to Consolidated Financial Statements

Note 21  Stock-Based Compensation and Cash Award Program

The Company maintains one stock-based compensation plan, the Incentive Plan. The plan permits the grant of equity awards, including restricted stock and non-qualified stock options, to the Company’s employees and directors for up to 5.5 million shares of common stock. The Company periodically grants shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and grants options to purchase Piper Jaffray Companies common stock and shares of Piper Jaffray Companies common stock to its non-employee directors. The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The awards granted to employees have the following vesting periods: approximately 78 percent of the awards have three-year cliff vesting periods, approximately 14 percent of the awards vest ratably from 2010 through 2013 on the annual grant date anniversary, and approximately 8 percent of the awards cliff vest upon meeting a specific performance-based metric prior to May 2013. The director awards are fully vested upon grant. The maximum term of the stock options granted to employees and directors is ten years. The plan provides for accelerated vesting of option and restricted stock awards if there is a change in control of the Company (as defined in the plan), in the event of a participant’s death, and at the discretion of the compensation committee of the Company’s board of directors.

Prior to January 1, 2006, the Company accounted for stock-based compensation under the fair value method of accounting as prescribed by SFAS 123, as amended by SFAS 148. As such, the Company recorded stock-based compensation expense in the consolidated statements of operations at fair value, net of estimated forfeitures.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations at fair value over the service period of the award, net of estimated forfeitures.

Employee and director stock options granted prior to January 1, 2006, were expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Employee and director stock options granted after January 1, 2006, are expensed by the Company on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. At the time it adopted SFAS 123(R), the Company changed the expensing period from the vesting period to the required service period, which shortened the period over which options are expensed for employees who are retiree-eligible on the date of grant or become retiree-eligible during the vesting period. The number of employees that fell within this category at January 1, 2006, was not material. In accordance with SEC guidelines, the Company did not alter the expense recorded in connection with prior option grants for the change in the expensing period.

Employee restricted stock granted are valued at the market price of the Company’s common stock on the date of grant. Employee restricted stock granted prior to January 1, 2006, are amortized on a straight-line basis over the vesting period. Restricted stock granted after January 1, 2006, are amortized over the service period. The majority of the Company’s restricted stock grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions. These post-termination restrictions do not meet the criteria for an in-substance service condition as defined by SFAS 123(R). Accordingly, such restricted stock grants are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date each year.

Performance-based restricted stock awards granted in 2008 were valued at the market price of the Company’s common stock on the date of grant. The restricted shares are amortized on a straight-line basis over the period the Company expects the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated outcomes accounted for using a cumulative effect adjustment.

The Company recorded compensation expense within continuing operations of $26.6 million, $64.6 million and $86.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to employee restricted stock and stock option grants and $0.3 million in outside services expense related to director stock option grants for 2006. The tax benefit related to the total compensation cost for stock-based compensation

60     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

arrangements totaled $10.2 million, $24.8 million and $33.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In accordance with SFAS 123(R), if any equity award is cancelled as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of cancellation is recorded within the consolidated statements of operations as other income. The Company recorded $6.1 million, $5.5 million and $2.1 million of cancellations for the years ended December 31, 2008, 2007 and 2006, respectively.

In connection with the sale of the Company’s PCS branch network, the Company undertook a plan to significantly restructure the Company’s support infrastructure. The Company accelerated the equity award vesting for employees terminated as part of this restructuring. The acceleration of equity awards was deemed to be a modification of the awards as defined by SFAS 123(R). For the year ended December 31, 2006, the Company recorded $2.7 million of expense in discontinued operations related to the modification of equity awards to accelerate service vesting. Unvested equity awards related to employees transferring to UBS as part of the PCS sale were canceled. See Notes 4 and 17 for further discussion of the Company’s discontinued operations and restructuring activities.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model, which is based on assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected life of the option. The risk-free interest rate assumption is derived from the U.S. treasury bill rate with a maturity equal to the expected life of the option. The dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for 2008 grants is derived from a combination of Company historical data and industry comparisons. The Company has only been a publicly traded company since the beginning of 2004; therefore, it does not have sufficient historical data to determine an appropriate expected volatility solely from the Company’s own historical data. The expected life assumption is based on an average of the following two factors: 1) industry comparisons; and 2) the guidance provided by the SEC in Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 allows the use of an “acceptable” methodology under which the Company can take the midpoint of the vesting date and the full contractual term. The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock for the twelve months ended December 31:

Weighted average assumptions in option valuation:	2008	2007	2006(1)

Risk-free interest rates	3.03%	4.68%	4.64%
Dividend yield	0.00%	0.00%	0.00%
Stock volatility factor	33.61%	32.20%	39.35%
Expected life of options (in years)	6.00	6.00	5.53
Weighted average fair value of options granted	$15.73	$28.57	$22.92

(1)	2006 weighted average assumptions exclude the assumptions utilized in equity award modifications related to the sale of the Company’s PCS branch network to aid comparability between years.

Piper Jaffray Annual Report 2008     61

Notes to Consolidated Financial Statements

The following table summarizes the changes in the Company’s outstanding stock options for the years ended December 31, 2008, 2007 and 2006:

			Weighted Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Term (Years)	Value

December 31, 2005	643,032	$42.29	8.7	$–
Granted	50,560	53.16
Exercised	(31,562)	41.64
Canceled	(151,849)	42.82

December 31, 2006	510,181	$43.25	7.8	$11,172,964
Granted	35,641	70.13
Exercised	(51,170)	46.92
Canceled	(23,937)	41.09

December 31, 2007	470,715	$44.99	7.1	$1,988,641
Granted	128,887	41.09
Exercised	(899)	39.62
Canceled	(29,324)	42.04

December 31, 2008	569,379	$44.27	6.7	$322,749
Options exercisable at December 31, 2006	59,623	$44.16	7.9	$1,251,487
Options exercisable at December 31, 2007	182,120	$46.32	6.5	$474,294
Options exercisable at December 31, 2008	377,999	$42.66	5.8	$322,749

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2008 is as follows:

	Options Outstanding			Exercisable Options

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$28.01	22,852	6.3	$28.01	22,852	$28.01
$33.40	4,001	6.6	$33.40	4,001	$33.40
$39.62	205,655	6.0	$39.62	205,655	$39.62
$41.09	128,887	9.1	$41.09	–	–
$47.30 – $51.05	160,571	5.4	$47.69	133,719	$47.66
$70.13 – $70.65	47,413	7.9	$70.26	11,772	$70.65

As of December 31, 2008, there was approximately $25,000 of total unrecognized compensation cost related to stock options expected to be recognized over a weighted average period of 0.14 years.

Cash received from option exercises for the years ended December 31, 2008, 2007 and 2006 were $0.04 million, $2.4 million and $1.3, respectively. The fair value of options exercised during the years ended December 31, 2008, 2007 and 2006 were $0.02 million, $1.1 million and $0.5 million. The tax benefit realized for the tax deduction from option exercises totaled $0.01 million, $0.4 million and $0.3 for the years ended December 31, 2008, 2007 and 2006, respectively.

62     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

The following table summarizes the changes in the Company’s non-vested restricted stock for the years ended December 31, 2008, 2007 and 2006:

		Weighted
	Nonvested	Average
	Restricted	Grant Date
	Stock	Fair Value

December 31, 2005	1,417,444	$41.37
Granted	847,669	48.35
Vested	(68,940)	45.03
Canceled	(639,372)	44.28

December 31, 2006	1,556,801	$43.81
Granted	793,948	66.08
Vested	(314,905)	48.70
Canceled	(207,875)	50.05

December 31, 2007	1,827,969	$51.93
Granted	2,151,449	40.23
Vested	(585,419)	37.46
Canceled	(216,054)	49.03

December 31, 2008	3,177,945	$46.87

The fair value of restricted stock vested during the years ended December 31, 2008, 2007 and 2006 were $21.9 million, $15.3 million and $3.1 million.

As of December 31, 2008, there was $30.7 million of total unrecognized compensation cost related to restricted stock expected to be recognized over a weighted average period of 3.49 years.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.1 million shares from employee equity awards vesting in 2009, related to the payment of individual income tax on restricted stock vesting. For accounting purposes, withholding shares to cover employees’ tax obligations is deemed to be a repurchase of shares by the Company.

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

Note 22  Geographic Areas

The following table presents net revenues and long-lived assets by geographic region:

FOR THE YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Net revenues:
United States	$283,093	$436,620	$468,263
Europe	26,554	37,429	31,343
Asia	16,750	30,329	5,442

Consolidated	$326,397	$504,378	$505,048

Piper Jaffray Annual Report 2008     63

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Long-lived assets:
United States	$269,862	$384,084	321,514
Europe	1,290	3,541	3,441
Asia	11,408	20,080	236

Consolidated	$282,560	$407,705	$325,191

Note 23  Net Capital Requirements and Other Regulatory Matters

Piper Jaffray is registered as a securities broker dealer and an investment advisor with the SEC and is a member of various self regulatory organizations (“SROs”) and securities exchanges. In July of 2007, the National Association of Securities Dealers, Inc. (“NASD”) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange (“NYSE”) consolidated to form the Financial Industry Regulatory Authority (“FINRA”), which now serves as Piper Jaffray’ primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2008, net capital calculated under the SEC rule was $210.5 million, and exceeded the minimum net capital required under the SEC rule by $209.5 million.

Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the U.K. Financial Services Authority (“FSA”). As of December 31, 2008, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.

Piper Jaffray Asia Holdings Limited operates four entities licensed by the Hong Kong Securities and Futures Commission, which are subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rules promulgated under the Securities and Futures Ordinance. As of December 31, 2008, Piper Jaffray Asia regulated entities were in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Ordinance.

Note 24  Income Taxes

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates.

64     Piper Jaffray Annual Report 2008

Notes to Consolidated Financial Statements

The components of income tax expense from continuing operations are as follows:

YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Current:
Federal	$(33,467)	$13,309	$25,270
State	–	2,594	4,560
Foreign	–	1,668	615

	(33,467)	17,571	30,445

Deferred:
Federal	(374)	(9,806)	(17,839)
State	(4,152)	(1,536)	(2,776)
Foreign	(2,140)	(439)	380

	(6,666)	(11,781)	(20,235)

Total income tax/(benefit) expense	$(40,133)	$5,790	$10,210

A reconciliation of the statutory federal income tax rates to the Company’s effective tax rates for the fiscal years ended December 31, is as follows:

(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Federal income tax at statutory rates	$(78,262)	$10,650	$11,672
Increase/(reduction) in taxes resulting from:
State income taxes, net of federal tax benefit	(2,699)	589	1,160
Net tax-exempt interest income	(7,958)	(5,033)	(3,947)
Goodwill impairment	42,580	–	–
Other, net	6,206	(416)	1,325

Total income tax/(benefit) expense	$(40,133)	$5,790	$10,210

Income taxes from discontinued operations were $0.3 million expense, $2.4 million benefit and $160.7 million expense for the years ended December 31, 2008, 2007 and 2006, respectively.

In accordance with Accounting Principles Bulletin 23, “Accounting for Income Taxes-Special Areas,” U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2008, undistributed earnings permanently reinvested in the Company’s foreign subsidiaries was not material.

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

Piper Jaffray Annual Report 2008     65

Notes to Consolidated Financial Statements

(Dollars in thousands)	2008	2007	2006

		(Restated)	(Restated)
Deferred tax assets:
Liabilities/accruals not currently deductible	$10,697	$10,444	$17,351
Pension and retirement costs	4,721	4,959	5,201
Deferred compensation	60,790	61,945	47,379
Other	16,218	6,492	3,335

Total deferred tax assets	92,426	83,840	73,266
Valuation allowance	(2,630)	–	–

Deferred tax assets after valuation allowance	89,796	83,840	73,266

Deferred tax liabilities:
Firm investments	104	795	1,228
Fixed assets	316	1,314	4,672
Other	1,956	135	498

Total deferred tax liabilities	2,376	2,244	6,398

Net deferred tax asset	$87,420	$81,596	$66,868

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its U.S. deferred tax assets. The Company has recorded a deferred tax asset valuation allowance of $2.6 million related to foreign subsidiary net operating loss carryforwards.

The Company adopted the provisions of FIN 48 on January 1, 2007. Implementation of FIN 48 resulted in no adjustment to the Company’s liability for unrecognized tax benefits. As of the date of adoption the total amount of unrecognized tax benefits was $1.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)

Balance at January 1, 2007	$1,100
Additions based on tax positions related to the current year	–
Additions for tax positions of prior years	9,400
Reductions for tax positions of prior years	–
Settlements	–

Balance at December 31, 2007	10,500
Additions based on tax positions related to the current year	–
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	(300)
Settlements	–

Balance at December 31, 2008	$10,200

Approximately $7.4 million of the Company’s unrecognized tax benefits would impact the annual effective tax rate if recognized. Included in the total liability for unrecognized tax benefits is $1.0 million of interest and penalties, both of which the Company recognizes as a component of income tax expense. The Company or one of its subsidiaries file income tax returns with the U.S. federal jurisdiction, all states, and various foreign jurisdictions. The Company is not subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for taxable years before 2005. The Company does not currently anticipate a change in the Company’s unrecognized tax benefits balance within the next twelve months for the expiration of various statutes of limitation or for resolution of U.S. federal and state examinations.

66     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

SUPPLEMENTAL INFORMATION

Quarterly Information (unaudited)

2008 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	First	First	Second	Second	Second

	(As Reported)	(Adjustments)	(Restated)(2)	(As Reported)	(Adjustments)	(Restated)(2)
Total revenues	$102,609	$16	$102,625	$100,731	$2,816	$103,547
Interest expense	6,878	–	6,878	5,826	–	5,826
Net revenues	95,731	16	95,747	94,905	2,816	97,721
Non-interest expenses	100,141	(3,305)	96,836	109,201	(4,191)	105,010
Loss from continuing operations before income tax benefit	(4,410)	3,321	(1,089)	(14,296)	7,007	(7,289)
Income tax benefit	(973)	1,278	305	(9,223)	3,447	(5,776)
Net loss from continuing operations	(3,437)	2,043	(1,394)	(5,073)	3,560	(1,513)
Income/(loss) from discontinued operations, net of tax	–	–	–	1,439	–	1,439
Net loss	$(3,437)	$2,043	$(1,394)	$(3,634)	$3,560	$(74)

Earnings per basic common share
Loss from continuing operations	$(0.22)		$(0.09)	$(0.32)		$(0.09)
Income/(loss) from discontinued operations	–		–	0.09		0.09

Earnings per basic common share	$(0.22)		$(0.09)	$(0.23)		$(0.00)

Earnings per diluted common share
Loss from continuing operations	$(0.22)		$(0.09)	$(0.32)		$(0.09)
Income/(loss) from discontinued operations	–		–	0.09		0.09

Earnings per diluted common share(1)	$(0.22)		$(0.09)	$(0.23)		$(0.00)

Weighted average number of common shares
Basic	15,829		15,829	16,072		16,072
Diluted	16,634		17,997	16,709		18,570

(Amounts in thousands, except per share data)	Third	Third	Third	Fourth

	(As Reported)	(Adjustments)	(Restated)(2)
Total revenues	$75,857	$810	$76,667	$62,213
Interest expense	3,148	–	3,148	2,803
Net revenues	72,709	810	73,519	59,410
Non-interest expenses	117,823	2,398	120,221	227,937
Loss from continuing operations before income tax benefit	(45,114)	(1,588)	(46,702)	(168,527)
Income tax benefit	(18,603)	(563)	(19,166)	(15,496)
Net loss from continuing operations	(26,511)	(1,025)	(27,536)	(153,031)
Income/(loss) from discontinued operations, net of tax	(653)	–	(653)	(287)
Net loss	$(27,164)	$(1,025)	$(28,189)	$(153,318)

Earnings per basic common share
Loss from continuing operations	$(1.68)		$(1.75)	$(9.76)
Income/(loss) from discontinued operations	(0.04)		(0.04)	(0.02)

Earnings per basic common share	$(1.72)		$(1.79)	$(9.78)

Earnings per diluted common share
Loss from continuing operations	$(1.68)		$(1.75)	$(9.76)
Income/(loss) from discontinued operations	(0.04)		(0.04)	(0.02)

Earnings per diluted common share(1)	$(1.72)		$(1.79)	$(9.78)

Weighted average number of common shares
Basic	15,772		15,772	15,676
Diluted	16,628		18,157	18,072

(1)	In accordance with SFAS 128, earnings per diluted common shares is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.
(2)	Financial information for the first three quarters of 2008 was restated as disclosed in Note 1 to the consolidated financial statements.

Piper Jaffray Annual Report 2008     67

Piper Jaffray Companies

2007 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	First	First	Second	Second	Second

	(As Reported)	(Adjustments)	(Restated)(1)	(As Reported)	(Adjustments)	(Restated)(1)
Total revenues	$143,652	$227	$143,879	$126,993	$3,190	$130,183
Interest expense	6,702	–	6,702	4,417	–	4,417
Net revenues	136,950	227	137,177	122,576	3,190	125,766
Non-interest expenses	114,366	12,682	127,048	107,425	7,556	114,981
Income from continuing operations before income tax expense/(benefit)	22,584	(12,455)	10,129	15,151	(4,366)	10,785
Income tax expense/(benefit)	7,862	(4,780)	3,082	4,774	(1,520)	3,254
Net income from continuing operations	14,722	(7,675)	7,047	10,377	(2,846)	7,531
Loss from discontinued operations, net of tax	(1,304)	94	(1,210)	(1,051)	21	(1,030)
Net income	$13,418	$(7,581)	$5,837	$9,326	$(2,825)	$6,501

Earnings per basic common share
Income from continuing operations	$0.86		$0.41	$0.61		$0.44
Loss from discontinued operations	(0.08)		(0.07)	(0.06)		(0.06)

Earnings per basic common share	$0.79		$0.34	$0.55		$0.38

Earnings per diluted common share
Income from continuing operations	$0.82		$0.38	$0.58		$0.40
Loss from discontinued operations	(0.07)		(0.07)	(0.06)		(0.05)

Earnings per diluted common share	$0.74		$0.31	$0.52		$0.35

Weighted average number of common shares
Basic	17,071		17,071	17,073		17,073
Diluted	18,018		18,592	17,919		18,752

(Amounts in thousands, except per share data)	Third	Third	Third	Fourth	Fourth	Fourth

	(As Reported)	(Adjustments)	(Restated)(1)	(As Reported)	(Adjustments)	(Restated)(1)
Total revenues	$98,541	$664	$99,205	$153,425	$1,375	$154,800
Interest expense	5,647	–	5,647	6,923	–	6,923
Net revenues	92,894	664	93,558	146,502	1,375	147,877
Non-interest expenses	86,860	2,583	89,443	127,357	15,120	142,477
Income from continuing operations before income tax expense/(benefit)	6,034	(1,919)	4,115	19,145	(13,745)	5,400
Income tax expense/(benefit)	1,222	(674)	548	4,029	(5,123)	(1,094)
Net income from continuing operations	4,812	(1,245)	3,567	15,116	(8,622)	6,494
Loss from discontinued operations, net of tax	(456)	–	(456)	–	–	–
Net income	$4,356	$(1,245)	$3,111	$15,116	$(8,622)	$6,494

Earnings per basic common share
Income from continuing operations	$0.30		$0.22	$0.97		$0.41
Loss from discontinued operations	(0.03)		(0.03)	–		–

Earnings per basic common share	$0.27		$0.19	$0.97		$0.41

Earnings per diluted common share
Income from continuing operations	$0.28		$0.20	$0.91		$0.37
Loss from discontinued operations	(0.03)		(0.03)	–		–

Earnings per diluted common share	$0.26		$0.18	$0.91		$0.37

Weighted average number of common shares
Basic	16,096		16,096	15,663		15,663
Diluted	16,904		17,751	16,587		17,381

(1)	Financial information for 2007 was restated as disclosed in Note 1 to the consolidated financial statements.

68     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

2006 FISCAL QUARTER
(Amounts in thousands, except per share data)	First	First	First		Second	Second	Second

	(As Reported)	(Adjustments)	(Restated)(4)		(As Reported)	(Adjustments)	(Restated)(4)
Total revenues	$143,112	$–	$143,112		$114,393	$635	$115,028
Interest expense	8,153	–	8,153		9,143	–	9,143
Net revenues	134,959	–	134,959		105,250	635	105,885
Non-interest expenses	106,274	37,673	143,947		93,091	5,687	98,778
Income/(loss) from continuing operations before income tax expense/(benefit)	28,685	(37,673)	(8,988)		12,159	(5,052)	7,107
Income tax expense/(benefit)	9,979	(14,459)	(4,480)		4,230	(1,939)	2,291
Net income/(loss) from continuing operations	18,706	(23,214)	(4,508)		7,929	(3,113)	4,816
Income/(loss) from discontinued operations, net of tax	5,151	(6,977)	(1,826)		(3,792)	724	(3,068)
Net income/(loss)	$23,857	$(30,191)	$(6,334)		$4,137	$(2,389)	$1,748

Earnings per basic common share
Income/(loss) from continuing operations	$1.01		$(0.24)		$0.43		$0.26
Income/(loss) from discontinued operations	0.28		(0.10)		(0.20)		(0.17)

Earnings per basic common share	$1.29		$(0.34)		$0.22		$0.09

Earnings per diluted common share
Income/(loss) from continuing operations	$0.98		$(0.24)		$0.40		$0.24
Income/(loss) from discontinued operations	0.27		(0.10)		(0.19)		(0.15)

Earnings per diluted common share	$1.25		$(0.34	)(1)	$0.21		$0.09

Weighted average number of common shares
Basic	18,462		18,462		18,556		18,556
Diluted	19,146		19,490		19,669		20,230

(Amounts in thousands except per share data)	Third	Third	Third		Fourth	Fourth	Fourth

	(As Reported)	(Adjustments)	(Restated)(4)		(As Reported)	(Adjustments)	(Restated)(4)
Total revenues	$124,597	$699	$125,296		$153,135	$780	$153,915
Interest expense	8,490	–	8,490		6,517	–	6,517
Net revenues	116,107	699	116,806		146,618	780	147,398
Non-interest expenses	101,058	8,583	109,641		104,638	14,696	119,334	(3)
Income/(loss) from continuing operations before income tax expense/(benefit)	15,049	(7,884)	7,165		41,980	(13,916)	28,064
Income tax expense/(benefit)	5,521	(3,026)	2,495		15,244	(5,340)	9,904
Net income/(loss) from continuing operations	9,528	(4,858)	4,670		26,736	(8,576)	18,160	(3)
Income/(loss) from discontinued operations, net of tax	177,085	6,011	183,096	(2)	(6,090)	175	(5,915)
Net income/(loss)	$186,613	$1,153	$187,766		$20,646	$(8,401)	$12,245

Earnings per basic common share
Income/(loss) from continuing operations	$0.53		$0.26		$1.58		$1.07	(3)
Income/(loss) from discontinued operations	9.82		10.15	(2)	(0.36)		(0.35)

Earnings per basic common share	$10.35		$10.41		$1.22		$0.72

Earnings per diluted common share
Income/(loss) from continuing operations	$0.50		$0.24		$1.49		$0.99	(3)
Income/(loss) from discontinued operations	9.29		9.36	(2)	(0.34)		(0.32)

Earnings per diluted common share	$9.79		$9.60		$1.15		$0.67

Weighted average number of common shares
Basic	18,031		18,031		16,973		16,973
Diluted	19,071		19,569		18,004		18,322

(1)	In accordance with SFAS 128, earnings per diluted common shares is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.

(2)	The third quarter of 2006 included the gain on the sale of the Company’s PCS branch network.

(3)	The fourth quarter of 2006 included an after tax reduction of litigation reserves of $13,100 or $0.73 per diluted share.

(4)	Financial information for 2006 was restated as disclosed in Note 1 to the consolidated financial statements.

Piper Jaffray Annual Report 2008     69

Piper Jaffray Companies

Market for Piper Jaffray Companies Common Stock and Related Shareholder Matters

STOCK PRICE INFORMATION
Our common stock is listed on the New York Stock Exchange under the symbol “PJC.” The following table contains historical quarterly price information for the years ended December 31, 2008, 2007 and 2006. On February 20, 2009, the last reported sale price of our common stock was $26.86.

2008 FISCAL YEAR	High	Low

First Quarter	$49.00	$32.71
Second Quarter	41.50	29.33
Third Quarter	43.50	25.94
Fourth Quarter	42.92	25.06

2007 FISCAL YEAR	High	Low

First Quarter	$74.30	$58.53
Second Quarter	68.12	55.26
Third Quarter	59.46	44.24
Fourth Quarter	58.76	41.44

2006 FISCAL YEAR	High	Low

First Quarter	$55.40	$38.74
Second Quarter	74.65	53.18
Third Quarter	66.80	46.60
Fourth Quarter	71.61	58.80

SHAREHOLDERS
We had 19,488 shareholders of record and approximately 54,000 beneficial owners of our common stock as of February 20, 2009.

DIVIDENDS
We do not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors is free to change our dividend policy at any time. Restrictions on our broker dealer subsidiary’s ability to pay dividends are described in Note 23 to the consolidated financial statements.

Stock Performance Graph

The following graph compares the performance of an investment in our common stock from January 2, 2004, the date our common stock began regular-way trading on the New York Stock Exchange following our spin-off from U.S. Bancorp, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on January 2, 2004, in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. Based on these assumptions, the cumulative total return for 2008 would have been $92.47 for our common stock, $89.80 for the S&P 500 Index and $49.75 for the S&P 500 Diversified Financials Index. For 2007, the cumulative total return would have been $107.72 for our common stock, $142.54 for the S&P 500 Index and $120.24 for the S&P 500 Diversified Financials Index. For 2006, the cumulative total return would have been $151.51 for our common stock, $135.12 for the S&P 500 Index and $147.74 for the S&P 500 Diversified Financials Index. For 2005, the cumulative total return would have been $93.95 for our common stock, $116.69 for the S&P 500 Index and $119.24 for the S&P 500 Diversified Financials Index. For 2004, the cumulative total return would have been $111.51 for our common stock, $111.23 for the S&P 500 Index and $108.59 for the S&P 500 Diversified Financials Index. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

70     Piper Jaffray Annual Report 2008

Piper Jaffray Companies

CUMULATIVE TOTAL RETURN FOR PIPER JAFFRAY COMMON STOCK, THE S&P 500 INDEX
AND THE S&P DIVERSIFIED FINANCIALS INDEX

Piper Jaffray Annual Report 2008     71